7/10

06014987

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SAB Miller

*CURRENT ADDRESS

PROCESSED

JUL 11 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4938 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/11/06



Annual Report 2006

3,350

litres of lager sold each minute


PREMIUM LAGER







Over 200 owned brands


LECH
PREMIUM



At SABMiller, our measure of success is more than just brewing great beer. We focus on building first choice brands, nurturing partnerships with our distributors, our customers and our communities, and on being a responsible employer and global citizen. As a result, we continue to be well positioned to deliver quality brands to our consumers – and excellent returns to our shareholders.

Contents






Eagle
Lager


Club Colombia






Miller



Brewing operations on **five** continents




DAL
1846
1846
PERONI
NASTRO AZZURRO
BIRRA SUPERIORE


Pilsner Urquell


18
95
CASTLE
LAGER
BREWED WITH CARE USING ONLY
THE FINEST NATURAL INGREDIENTS

SABMiller has brewing interests or major distribution agreements in over 60 countries spread across five continents. Our markets range from developed economies in Europe and North America, to fast growing developing markets such as China and India. Our brands include international premium beers such as Peroni Nastro Azzurro, Pilsner Urquell, Miller Genuine Draft and Castle Lager, as well as popular local brands such as Miller Lite, Aguila, Tyskie and Snow.


NORTH AMERICA
EUROPE
LATIN AMERICA
AFRICA
ASIA
SOUTH AFRICA
Countries in which SABMiller has brewing interests

SABMiller's brewing operations

North America
We acquired the Miller Brewing Company, the USA's second largest brewer, in 2002, and have recently completed a three-year turnaround plan, establishing a platform for future growth.

Latin America
We initially invested in El Salvador and Honduras in 2001, gaining full ownership in 2005. Also in 2005, we completed a merger with Grupo Empresarial Bavaria, the second largest brewer in South America. This has extended our operations in the region to Bolivia, Colombia, Costa Rica, Ecuador, Panama and Peru.

Europe
Our development into mainland Europe began in 1995 with the acquisition of Dreher in Hungary. We are now one of the region's leading brewers with operations in eight countries: Canary Islands (Spain), Czech Republic, Hungary, Italy, Poland, Romania, Russia and Slovakia.

South Africa
The South African Breweries Ltd is our original brewing company. Founded in 1895, SAB Ltd has since become one of South Africa's leading companies as well as Africa's largest brewer. The soft drinks division of SAB Ltd is South Africa's largest producer of products for The Coca-Cola Company.

Africa and Asia
We have brewing or beverage interests in 29 African countries. In 11 of these countries: Angola (soft drinks only), Botswana, Ghana, Lesotho, Malawi, Mozambique, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, we have management control. We have brewing interests in 18 countries through our strategic alliance with Castel and we have a minority shareholding in Kenya.

In Asia we have major interests in China and India, and we have recently agreed to enter Vietnam.

Strong growth profile drives earnings

- Group lager volumes up 19% to 176 million hectolitres, organic growth of 5%
- New growth platform in South America through Bavaria
- Growth in Europe continues with market share gains and mix improvements
- South African profit increase driven by premium sales growth
- Volume growth in China supports good Africa and Asia contribution
- Resilient performance by Miller despite intense competitive pricing environment
- Strong cash flows support dividend increase of 16%

Revenue up 19%
US$m 15,307

EBITA up 23%
US$m 2,941

Revenue US$m



16,000
12,000
8,000
4,000
02
03
04
05
06

Adjusted earnings up 22%[1]
US$m 1,497

Adjusted earnings per share up 11%[2]
US cents 109.1

EBITA US$m



3,000
2,500
2,000
1,500
1,000
500
02*
03*
04*
05
06

*UK GAAP

Dividends per share up 16%
US cents 44.0

Net cash from operations up 18%
US$m 3,291

Dividends per share US cents



50
40
30
20
10
02
03
04
05
06

[1] A reconciliation of adjusted earnings to the statutory measure of profit attributable to equity shareholders is provided in note 8 to the Consolidated Financial Statements.
[2] Adjusted earnings per share excludes the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items (see note 8 to the Consolidated Financial Statements) and comparable figures have been adjusted for the conversion of convertible bonds. Basic earnings per share was 105.0 cents (2005: 125.5 cents).

Form of Proxy

Annual General Meeting

MILLER

SABMiller plc

I/We ....

being (a) holder(s) of .... ordinary shares of US$0.10 each in the capital of the Company, hereby appoint* ....

....

of..

or failing him or her the Chairman of the Meeting as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England on Friday 28 July 2006 at 11.00 a.m. (London time) and at any adjournment thereof.

Please indicate with an "X" in the appropriate box below how the proxy should vote and then sign in the space provided below. If no specific direction as to voting is given, the proxy may vote or abstain at his or her discretion.

Resolution	For	Against	#Vote Withheld
Resolution 1: (Ordinary Resolution) To receive and adopt the financial statements for the year ended 31 March 2006, together with the reports of the directors and auditors therein.			
Resolution 2: (Ordinary Resolution) To approve the directors' remuneration report contained in the Annual Report for the year ended 31 March 2006.			
Resolution 3: (Ordinary Resolution) To elect Mr CA Pérez Dávila as a director of the Company.			
Resolution 4: (Ordinary Resolution) To elect Mr A Santo Domingo Dávila as a director of the Company.			
Resolution 5: (Ordinary Resolution) To elect Ms ME Doherty as a director of the Company.			
Resolution 6: (Ordinary Resolution) To re-elect Mr GC Bible as a director of the Company.			
Resolution 7: (Ordinary Resolution) To re-elect Ms NJ De Lisi as a director of the Company.			
Resolution 8: (Ordinary Resolution) To re-elect Lord Fellowes as a director of the Company.			
Resolution 9: (Ordinary Resolution) To re-elect Lord Renwick as a director of the Company.			
Resolution 10: (Ordinary Resolution) To declare a final dividend of 31 US cents per share.			
Resolution 11: (Ordinary Resolution) To re-appoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of the Meeting until the conclusion of the next Annual General Meeting.			
Resolution 12: (Ordinary Resolution) To authorise the directors to fix the remuneration of the auditors.			
Resolution 13: (Ordinary Resolution) To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities.			
Resolution 14: (Special Resolution) To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than *pro rata* to all shareholders.			
Resolution 15: (Special Resolution) To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.			
Resolution 16: (Special Resolution) To approve the Contingent Purchase Contract.			

Signed this .... day of .... 2006 Signature ....

Name in block letters..

Initials and surnames of joint holders if any ....

Notes:

1. *If you wish to appoint any person other than the Chairman as your proxy, insert his or her name and address in the space provided, delete "or failing him or her the Chairman of the Meeting" and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.

2. #The "Vote Withheld" option above is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against".

3. In the case of a corporation, the Form of Proxy must be expressed to be executed by the corporation and executed under its common seal or signed by a director and the secretary or by two directors or under the hand of a duly authorised attorney or a duly authorised officer of the corporation.

4. In the case of joint holders, the vote of the senior holder tendering a vote will be accepted to the exclusion of the votes of the other joint holders. Seniority depends on the order in which the names stand in the register of members.

5. To be effective, this Form of Proxy and any power of attorney or other written authority under which it is signed (or a notarially certified or office copy of such power or authority) must reach the office of the Company's registrars no later than 11.00 a.m. (London time) on 26 July 2006.

6. Alternatively, if your shares are held through CREST, you may submit your proxy appointment via the CREST electronic proxy service. To do so, please refer to the Notes to the Notice of Annual General Meeting.

Third fold and tuck in edge

BUSINESS REPLY SERVICE
LICENCE NO. MB 122

1

CAPITA REGISTRARS (PROXIES)
PO BOX 25
BECKENHAM
KENT BR3 4BR

First fold

Second fold

RECEIVED
2006 JUL 10 P 4: 2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

This document is important and requires your immediate attention

Please read it straight away. If you have any doubts about what action you should take, contact your independent financial adviser immediately.

If you have sold or transferred all of your shares in SABMiller plc you should pass this document, and the associated voting form, to the person through whom you made the sale or transfer, for transmission to the purchaser or transferee.

Notice of Annual General Meeting

2006

SABMiller plc
Incorporated in England and Wales under the Companies Act 1985
Registered Number 3528416

Letter from the Chairman

SABMiller plc
Incorporated in England and Wales
(Registered Number 3528416)

Head office: One Stanhope Gate, London W1K 1AF
Registered Office: SABMiller House, Church Street West,
Woking, Surrey GU21 6HS, England
Telephone: +44 1483 264000 Telefax: +44 1483 264103

Dear Shareholder
I have great pleasure in extending an invitation to you to the eighth Annual General Meeting of SABMiller plc to be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England at 11.00 a.m. on Friday, 28 July 2006.

You will find with this letter:

- The Notice of Meeting setting out the resolutions to be proposed, together with explanatory notes, and guidance notes for shareholders who wish to attend the meeting or to vote by post.
- Voting forms (proxy/voting instruction).
- A copy of the 2006 Annual Report, including the Annual Financial Statements and the Directors' Remuneration Report.

Again this year, in accordance with best practice for annual general meetings, your board has determined that all resolutions and substantive decisions should be put to a vote on a poll, rather than being decided by a show of hands. We continue to believe that this results in a more accurate reflection of the views of our shareholders.

To support full poll voting for those shareholders attending the AGM, an interactive electronic voting system will provide an immediate display of poll results and will enable us to publish these results on our website within a very short time of the conclusion of the meeting. This interactive electronic voting system will reflect both proxy votes submitted prior to the meeting and the votes cast by those shareholders present at the meeting.

If you are unable to attend the meeting in person, you should complete, sign and return the applicable voting form in good time before the meeting.

The directors and I look forward to seeing as many of you as possible at our meeting and we thank you for your continued support.

Finally, for those shareholders who are interested in acquiring additional information concerning our corporate social responsibility programme, our Sustainable Development Report 2006 is now available on our website at *www.sabmiller.com*, by emailing *corporate.accountability@sabmiller.com*, or by telephoning Investor Relations on +44 20 7659 0100.

Meyer Kahn

J Meyer Kahn
Chairman

5 June 2006

Notice of Annual General Meeting

The directors give notice that the 2006 Annual General Meeting of SABMiller plc (the 'Company') will be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England at 11.00 a.m. on Friday, 28 July 2006 to transact the following business.

The Resolutions

Resolutions 1 to 13 will be proposed as ordinary resolutions. Resolutions 14, 15 and 16 will be proposed as special resolutions. Voting on all resolutions will be by way of a poll.

1. To receive and adopt the financial statements for the year ended 31 March 2006, together with the reports of the directors and auditors therein.

2. To receive and, if thought fit, to approve the Directors' Remuneration Report 2006 contained in the Annual Report for the year ended 31 March 2006.

3. To elect Mr CA Pérez Dávila as a director of the Company following his appointment by the directors.

4. To elect Mr A Santo Domingo Dávila as a director of the Company following his appointment by the directors.

5. To elect Ms ME Doherty as a director of the Company following her appointment by the directors.

6. To re-elect Mr GC Bible, who retires by rotation, as a director of the Company.

7. To re-elect Ms NJ De Lisi, who retires by rotation, as a director of the Company.

8. To re-elect Lord Fellowes, who retires by rotation, as a director of the Company.

9. To re-elect Lord Renwick, who retires by rotation, as a director of the Company.

10. To confirm the proposal by the directors for the declaration of a final dividend of 31 US cents per share in respect of the year ended 31 March 2006 payable on 4 August 2006 to shareholders on the register of members at the close of business on 7 July 2006 in South Africa and the United Kingdom.

11. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

12. To authorise the directors to determine the remuneration of the auditors.

13. That, pursuant to and in accordance with Article 12(b) of the Company's articles of association and section 80 of the Companies Act 1985, the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 28 October 2007 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a total nominal amount of US$7,489,395 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period).

14. That, pursuant to and in accordance with Article 12(c) of the Company's articles of association and section 89 of the Companies Act 1985, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 28 October 2007 if earlier (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$7,489,395 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period).

15. That the Company is unconditionally and generally authorised to make market purchases (as defined in section 163(3) of the Companies Act 1985) of ordinary shares of US$0.10 each in the capital of the Company provided that:
    (a) the maximum number of ordinary shares authorised to be purchased is 149,787,903 representing 10% of the issued ordinary share capital of the Company as at 17 May 2006;
    (b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is US$0.10;
    (c) the maximum price, exclusive of expenses, which may be paid for each such ordinary share shall be not more than the higher of (i) 105% of the average of the market value for such share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003);
    (d) unless previously renewed, varied or revoked by the Company in general meeting, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company or 28 October 2007 if earlier; and
    (e) the Company may make a contract to purchase its own ordinary shares under the authority conferred by this resolution prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own ordinary shares in pursuance of any such contract.

16. That the contingent purchase contract between the Company and SABMiller Jersey Limited providing for the Company to have the right to purchase up to 77,368,338 of its own non-voting convertible shares is approved and authorised for the purposes of section 165 of the Companies Act 1985, and the Company is authorised to enter into such contract, but so that the approval and authority conferred by this resolution shall expire on 28 January 2008.

AOC Tonkinson
Group Company Secretary
5 June 2006

Registered Office:
SABMiller House, Church Street West,
Woking, Surrey GU21 6HS

General Notes

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting.

2. Registered holders of ordinary shares are entitled to attend and vote at the meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting. For the purposes of the South African section of the register of members, the reference in this note to 'registered holders' shall mean certificated shareholders and dematerialised shareholders with 'own name' registration.

3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such power or authority must be deposited at the office of the registrars not later than 11.00 a.m., London time (12 noon South African time) on 26 July 2006. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered in the South African section of the register, who hold certificated ordinary shares, should return the form of proxy to Computershare Investor Services 2004 (Pty) Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107.

4. Beneficial owners of ordinary shares contained in the South African section of the register who have dematerialised their holdings of ordinary shares in the context of STRATE, are holding such shares through a Central Securities Depositary Participant ('CSDP') or broker and who do not have 'own name' registration ('beneficial owners'), who do not wish to attend the meeting in person, should timeously provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

5. A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider ('VSP'), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

6. If you submit your form of proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars (ID RA10), by no later than 11.00 a.m. on 26 July 2006. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

7. CREST members and, where applicable, their CREST sponsor or VSP should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or VSP are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

8. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9. Copies of the contracts of service of directors and the register of interests of directors (and their families) in the share capital of the Company will be available for inspection at the place of the meeting from 10.30 a.m. on the day of the meeting until the conclusion of the meeting.

10. The directors of the Company have decided again that in order to reflect more accurately the views of all members and best practice, all resolutions and substantive decisions at the annual general meeting are to be put to a vote on a poll, rather than being determined simply on a show of hands. SABMiller plc has a large number of members and it is not possible for them all to attend the meeting. In view of this and because voting on resolutions at general meetings of SABMiller plc is regarded as of high importance, putting all resolutions to a vote on a poll takes account of the wishes of those members who are unable to attend the meeting in person, but who have completed a form of proxy or a CREST Proxy Instruction. A vote on a poll also takes into account the number of shares held by each member, which the board believes is a more democratic procedure. This year, all resolutions will again be put to a vote on a poll.

11. Voting at this year's AGM will again be undertaken electronically. An electronic voting handset will be distributed before the start of the meeting to all members who attend in person and are eligible to vote. The registrars will identify each member's individual shareholding so that the number of votes that each member has at the meeting will be linked to the number of votes which each member will be able to exercise via the electronic handset. Members who have completed and returned forms of proxy or submitted a CREST proxy instruction will not need to vote using a handset at the meeting unless they wish to change their votes or the way in which their proxy is instructed to vote. If members present at the meeting do wish to change their votes or their instructions to their proxy, they should indicate their wishes to the registrars' representatives who will be present at the meeting.

12. Members attending in person will be invited to operate their handsets to indicate their votes on each resolution as the meeting progresses. Before the vote on each resolution, the Chairman will give instructions to press the button on the handset corresponding with the way in which members may wish to vote – 'for' or 'against' or 'withheld'. When the voting has closed in respect of each resolution, it is envisaged that the Chairman will announce the number and percentage of votes which have been cast for, against or withheld on each resolution at the same time as these numbers are displayed on a screen. These votes will include the number of shares voted by each shareholder present at the meeting together with the number of shares from previously registered forms of proxy or CREST proxy instructions which have been validly received and in respect of which no member has indicated an intention to change their votes.

13. It is anticipated that the results of the polls will be announced to the London Stock Exchange and the JSE Limited as soon as practicable following the meeting.

The results of the polls will also be published on the Company's website at *http://www.sabmiller.com*

Explanatory notes to resolutions for AGM

Resolution 1 APPROVAL OF THE FINANCIAL STATEMENTS
The directors must present to shareholders at the Annual General Meeting the financial statements for the year ended 31 March 2006 together with the reports of the directors and auditors. These are contained within the Annual Report 2006.

Resolution 2 APPROVAL OF THE DIRECTORS' REMUNERATION REPORT
The board seeks shareholders' approval of the Directors' Remuneration Report 2006, which is included at pages 48 to 56 in the Annual Report 2006 sent with this Notice.

Resolutions 3 to 9 ELECTION AND RE-ELECTION OF DIRECTORS
The Company's articles of association require the directors to submit themselves for re-election at the first opportunity after their appointment and from then on every three years. Accordingly Mr GC Bible, Ms NJ De Lisi, Lord Fellowes and Lord Renwick, each of whom was last elected or re-elected to the board in July 2003, will retire at the AGM and will offer themselves for re-election. Mr CA Pérez Dávila and Mr A Santo Domingo Dávila, who were appointed to the board with effect from 9 November 2005, and Ms ME Doherty, who was appointed to the board with effect from 1 April 2006, will offer themselves for election at the AGM in accordance with the Company's articles of association.

Biographical details of these directors are set out in Appendix 1 to this Notice.

The nomination committee has confirmed in its recommendations to the board that, following formal performance evaluation of the directors, the performance of those directors offering themselves for re-election continues to be effective and to demonstrate commitment to the role, including time for board and committee meetings and any other duties.

Resolution 10 APPROVAL OF FINAL DIVIDEND
A final dividend can only be paid after it has been approved by the shareholders. A final dividend of 31 US cents per share in respect of the year ended 31 March 2006 is recommended by the directors for payment to shareholders who are on the register of members at the close of business on 7 July 2006 in South Africa and in the United Kingdom, and, if approved, the date of payment of the final dividend will be 4 August 2006.

Resolutions 11 and 12 RE-APPOINTMENT OF AUDITORS AND AUDITORS' REMUNERATION
The auditors of a company must be re-appointed at each general meeting at which accounts are presented. Resolution 11 proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP, until the next AGM. In accordance with current best practice, Resolution 12 is a separate resolution which gives authority to the directors to determine the auditors' remuneration.

Resolutions 13 and 14 GENERAL AUTHORITY TO ALLOT SHARES AND TO DISAPPLY PRE-EMPTION RIGHTS
The board currently has in place the following authorities granted by Article 12 of the Company's articles of association:

(a) an authority enabling the board to allot, for the purposes of section 80 of the Companies Act 1985 (the 'Act') ordinary shares up to an aggregate nominal value of US$7,475,195.50 (representing approximately 5% of the Company's issued ordinary share capital as at 12 October 2005) (the 'Section 80 Authority'); and
(b) an authority disapplying section 89 of the Act to allow the board to allot shares for cash in certain circumstances other than pro rata to all shareholders (the 'Section 89 Authority').

The existing Section 80 Authority and the Section 89 Authority are due to expire on 28 July 2006. The board decided two years ago to discontinue the practice of renewing these authorities for a rolling five-year period and instead to renew the authorities for a rolling one-year period only. Further, the board considers it advantageous to continue to adopt the practice whereby the Section 80 Authority and the Section 89 Authority are renewed each year, giving both authorities an equal duration. Accordingly, the board proposes that both of these authorities are renewed for a further period of one year. The Section 80 Authority proposed in Resolution 13 as an ordinary resolution will therefore expire at the conclusion of the next AGM or on 28 October 2007, if earlier (unless previously renewed, varied or revoked by the Company in general meeting) and will give authority to the directors to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of US$7,489,395 which represents approximately 5% of the Company's issued ordinary share capital as at 17 May 2006. Although the guidelines issued by investor bodies in the United Kingdom allow for a Section 80 Authority to be sought over a number of shares representing approximately 33% of a Company's issued share capital, this does not accord with what is now regarded as best practice in South Africa, where a significant number of shareholders are resident. Accordingly, the board has determined that the Section 80 Authority should be sought in respect of approximately 5% of the Company's issued ordinary share capital. Therefore, on any occasion that the board believes it necessary to allot a number of relevant securities (as defined in section 80(2) of the Act) for any purpose with an aggregate nominal value which is in excess of US$7,489,395 the directors will seek additional and specific shareholder approval for that allotment. Although the directors have no present intention of exercising the authority which is currently being sought (other than for the purpose of satisfying the entitlements of the holders of share options who may decide to exercise their options during the coming year), it provides the directors with what they believe is an appropriate level of authority for continuing purposes.

As at 5 June 2006, the Company does not own any shares as treasury shares within the meaning of section 162A(3) of the Act. The Company may nevertheless come to hold treasury shares and it may exercise its authorities to deal with them by selling some or all of them for cash or by transferring some or all of the shares for the purposes of the Company's employee share schemes.

Similarly, the Section 89 Authority proposed in **Resolution 14** as a special resolution will expire at the conclusion of the next AGM or 28 October 2007, if earlier or (only in relation to an allotment other than a sale of treasury shares) on any earlier expiry of the Section 80 Authority. **Resolution 14** contains a general disapplication of the statutory pre-emption rights that exist for shareholders under section 89(1) of the Act in respect of issues of shares or other equity securities (including a sale of treasury shares) for cash. The general disapplication would allow directors to allot shares or sell treasury shares for cash having a maximum nominal amount of US$7,489,395, which represents 5% of the Company's issued ordinary share capital as at 17 May 2006. This amount complies with guidelines issued by investor bodies in the United Kingdom. Whilst the directors have no present intention of exercising this authority, the directors, as in previous years, consider it desirable that they should have the flexibility to act in the best interests of shareholders when appropriate.

Resolution 15 AUTHORITY TO REPURCHASE SHARES

The Company's articles of association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. In accordance with the board's previous practice, **Resolution 15** will therefore be proposed as a special resolution for the purpose of seeking general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 149,787,903 ordinary shares of US$0.10 each in the capital of the Company (representing 10% of the issued ordinary share capital of the Company as at 17 May 2006) with a stated upper limit on the price payable which reflects the requirements of the Listing Rules.

The total number of ordinary shares that may be issued on the exercise of outstanding options as at 17 May 2006 is 24,169,484 which represents approximately 1.61% of the issued ordinary share capital at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 1.47% of the issued share capital as at 17 May 2006.

Purchases pursuant to the proposed authority would only be made after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the Company and its shareholders. The directors consider that it is prudent to obtain the proposed authority, although the board does not yet have the intention to prosecute this strategy.

The Act now permits companies to hold in treasury any shares acquired by way of market purchases (as described above), rather than having to cancel them. Treasury shares continue to exist as shares, but are owned by the company itself, and can be sold by the company for cash as an alternative to issuing new shares. Amendments made to the Company's articles of association in 2004 made the necessary changes to the articles of association to deal with treasury shares. Section 162D of the Act permits a company at any time to sell shares from treasury for cash (subject to statutory pre-emption provisions), to transfer shares from treasury for the purposes of an employee share scheme, or to cancel them. Formerly, shares purchased by a company were automatically cancelled. If the Company were to purchase any of its own shares pursuant to the authority conferred by **Resolution 15**, the Company would consider at that time whether to hold those shares as treasury shares or to cancel them. However, the Company would be likely to hold them as treasury shares unless there were some exceptional and unforeseen reasons at the time of purchase which meant that it would not be in the interests of the Company to do so. This would give the Company the ability to sell treasury shares quickly, with the proceeds of the sale (up to the amount which was initially paid for them by the Company) being credited back to the Company's distributable reserves, and would provide the Company with additional flexibility in the management of its capital base. Where considered appropriate, treasury shares may be transferred for the purposes of the Company's employee share schemes rather than through purchasing shares on the open market, as is current practice.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercised in respect of treasury shares.

Resolution 16 APPROVAL OF RENEWAL OF CONTINGENT PURCHASE CONTRACT

Resolution 16 is a special resolution to approve the terms of a contingent purchase contract (the 'Contingent Purchase Contract') between the Company and SABMiller Jersey Limited, a draft of which will be produced to the AGM and signed by the Chairman for the purposes of identification. The Contingent Purchase Contract must be approved by the shareholders in accordance with section 165 of the Act before it is entered into. It may be entered into within 18 months of receiving shareholder approval but will only be entered into if the Company decides to repurchase the non-voting convertible shares held by Safari Limited, a company incorporated in Jersey which is owned by a charitable trust not connected with the Company ('Safari').

Approval of the Contingent Purchase Contract was previously obtained from shareholders on 8 December 1999, on 30 July 2001, on 31 July 2002, on 30 July 2003, on 29 July 2004 and on 28 July 2005. The 18-month period following the last approval during which the Contingent Purchase Contract may be entered into is due to expire on 28 January 2007, before the date of the next AGM. Resolution 16 renews that authority for a further 18-month period.

The Contingent Purchase Contract, if entered into, will give the Company the right, but not the obligation, to acquire the shares over which SABMiller Jersey Limited has rights under an amended and restated option agreement dated 27 September 2002 between Safari and SABMiller Finance B.V. which was assigned with effect from 22 July 2003 to SABMiller Jersey Limited, a wholly owned subsidiary of the Company incorporated in Jersey (the 'Option Agreement'), at any time prior to the expiry of the Contingent Purchase Contract (which is eight years from the last date of execution of the Option Agreement or earlier termination of such agreement). The price payable by the Company to SABMiller Jersey Limited under the Contingent Purchase Contract will be equal to the number of shares to be acquired multiplied by the mid-market price of ordinary shares prevailing at the close of business on the dealing day before a repurchase notice is received by SABMiller Jersey Limited. The Company's exercise of its right in relation to shares under the Contingent Purchase Contract is conditional on it having sufficient distributable reserves out of which to purchase those shares. If the board should decide to repurchase non-voting convertible shares pursuant to the Contingent Purchase Contract, those shares would be cancelled. The Company would not be able to hold those shares as treasury shares, because the non-voting convertible shares would not be 'qualifying shares' for the purposes of the provisions of the Act which allow shares to be held as treasury shares.

Appendix 1

Short biographies of new directors – Mr Pérez Dávila and Mr Santo Domingo Dávila joined the board of SABMiller plc in November 2005, following the transaction between the Company and BevCo LLC regarding Bavaria S.A.



Non-executive director
Carlos Alejandro Pérez Dávila (aged 43)
BA, MPhil
A managing director at Quadrant Capital Advisors Inc, Mr Pérez Dávila also sits on the board and executive committee of Valorem S.A. He was previously an investment banker at Goldman, Sachs & Co, S.G. Warburg & Co and Violy, Byorum & Partners. Mr. Pérez Dávila holds degrees in economics and politics from Harvard and Cambridge Universities. He joined the board in November 2005, following the completion of the Bavaria S.A. transaction.



Non-executive director
Alejandro Santo Domingo Dávila (aged 29)
BA
A managing director at Quadrant Capital Advisors Inc, Mr Santo Domingo Dávila also sits on the board of Valorem S.A., is on the advisory committee of the Aid for AIDS charity and is a member of the board of the US-based DKMS Foundation. Previously, as the President of Bavaria's executive committee, Mr. Santo Domingo Dávila spearheaded Bavaria's regional expansion and restructuring process. He is a graduate of Harvard College and joined the board in November 2005, following the completion of the Bavaria S.A. transaction.



Non-executive director
Liz Doherty (aged 48)
BSc (hons), FCMA
Group International Finance Director, Tesco PLC. Ms Doherty's role includes responsibility for Group Accounts, Tax and Treasury, as well as for the finances of Tesco's international businesses. Prior to joining Tesco PLC in 2001, she held a number of commercial and strategic positions in Unilever PLC, including Senior Vice President Finance – Central & Eastern Europe, Financial Director Unilever Thai Holdings and Financial Director, Frigo, España. Ms Doherty joined the board in April 2006 and is a member of the audit committee.

Short biographies of directors proposed for re-election



Non-executive director
Robin Renwick (aged 68)
MA
Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Vice Chairman, JPMorgan Cazenove Ltd, Chairman of Fluor Ltd, and a director of Compagnie Financière Richemont AG and Kazakhmys plc. He joined the board in 1999. Lord Renwick is chairman of the nomination committee.



Non-executive director
Geoffrey Bible (aged 68)
FCA (Aust), ACMA
Mr Bible served as Chief Executive Officer of Altria Group, Inc from June 1994 until April 2002 and as Chairman of the board from January 1995 until August 2002, when he retired. He also served as Chairman of the board of Kraft Foods Inc from March 2001 until his retirement in August 2002. Mr Bible joined the board in August 2002, following the completion of the Miller Brewing Company transaction.



Non-executive director
Nancy De Lisi (aged 55)
BA, MPA
Senior Vice President mergers and acquisitions Altria Group, Inc. Ms De Lisi joined Altria in 1985 and previously held positions within the corporation as Vice President Finance and Treasurer, Treasurer, Vice President Treasurer International, and Assistant Treasurer. Ms De Lisi joined the board in August 2002, following the completion of the Miller Brewing Company transaction. Ms De Lisi is a member of the audit committee.



Non-executive director
Robert Fellowes (aged 65)
Lord Fellowes is Chairman of Barclays Private Bank. He was formerly Private Secretary to Her Majesty The Queen from 1990 until 1999, having joined the Royal Household in 1977 following a career in the London money market. He also chairs the Prison Reform Trust and is a Trustee of the Rhodes Trust and the Mandela-Rhodes Foundation. He was appointed to the board in 1999.

Lord Fellowes is the senior independent director and serves as an additional contact point for shareholders should they feel that their concerns are not being addressed through the normal channels.

He is a member of the audit, remuneration and nomination committees and chairman of the corporate accountability and risk assurance committee.

Biographies of all the directors, together with details of the board committees, determinations of independence and attendance records, can be found on pages 35 to 43 of the Annual Report 2006.

Appendix 2

Important notes about the Annual General Meeting

Date
Friday, 28 July 2006 at 11.00 a.m.

Venue
The Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England.

Timing
The AGM will start promptly at 11.00 a.m. Shareholders wishing to attend are advised to be in the venue no later than 10.45 a.m. The reception area will be open from 10.00 a.m., from which time refreshments will be served.

Travel information
The outline map on the reverse of these notes indicates the location of The Four Seasons Hotel relative to underground stations. Taxis are usually available from the stations. There is a car park beneath the hotel, available to attendees for a charge. The location of other car parks is indicated on the map.

Admission
Shareholders are asked to register at the registration desk in the Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. Shareholders who hold their shares in nominee shareholdings should request a letter of representation if they wish to use an electronic handset to register their vote at the meeting. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

Security
There will be a security check in the Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the AGM, as they will delay admission.

We ask you also not to bring cameras, lap-top computers or tape recorders. Mobile phones should be switched off from admission for the duration of proceedings.

Facilities
The Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

Questions about the AGM
If you have any questions about the AGM, please telephone (+44) (0)1483 264269 in Woking, (+44) (0)20 7659 0162 in London or (+27) (0)11 407 1762 in Johannesburg.

How to get there



Selfridges
OXFORD STREET
MARBLE ARCH
NORTH ROW
BOND STREET
NEW BOND STREET
HANOVER STREET
OXFORD STREET
ER ROAD
BROOK STREET
GROSVENOR
UPPER BROOK ST
American Embassy
GROSVENOR STREET
CONDUIT STREET
SAVILE ROW
REGENT STREET
Theat
SQUARE
UPPER GROSVENOR ST
MAYFAIR
BRUTON PL
BRUTON ST
CORK ST
PICCADILLY CIRCUS
SOUTH AUDLEY STREET
MOUNT STREET
PARK LANE
BERKELEY SQUARE
BRUTON LA
OLD BOND STREET
Royal Academy of Arts
DOVER STREET
BERKELEY STREET
Simpsons
PICCADILLY
Fortnum & Mason
HILL STREET
CHARLES STREET
STRATTON STREET
BOLTON ST
ARLINGTON ST
GREEN PARK
ST JAMES'S
ST JAMES'S ST
HYDE PARK
CURZON STREET
PALL
HERTFORD ST
Japanese Embassy
Four Seasons Hotel
GREEN PARK
THE
HYDE PARK CNR
KNIGHTSBRIDGE
HYDE PARK CORNER
CONSTITUTION HILL
KNIGHTSBRIDGE
KNIGHTSBRIDGE
GROSVENOR CR
GROSVENOR PLACE
SLOANE ST
BROMPTON RD
Harrods
BIRDCA

By Underground

The nearest tube station is Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to
The Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England.

Our strategy SABMiller has grown rapidly from its South African base and assembled a unique portfolio of businesses across five continents. We remain alert to opportunities to make further acquisitions wherever they can add value to the group. Our priority, however, is to gain maximum value from our existing businesses by capturing the opportunities presented in both emerging and developed markets and by constantly improving the performance of the group and its component parts.

Our success will depend on the rigorous implementation of four strategic priorities:

- **Creating a balanced and attractive global spread of businesses**
  We have a business portfolio that is balanced geographically and exposes us to markets at different stages of development – one that offers long-term growth in the form of new, developing markets while generating cash from profitable, developed markets. However, we expect global consolidation to continue and we will add to our portfolio of businesses when suitable value enhancing opportunities occur.

- **Developing strong, relevant brand portfolios in the local market**
  By understanding the trends and preferences within each market, we have developed – and continue to develop – attractive brand portfolios that meet local consumer needs on a range of different occasions and which appeal to their specific tastes.

- **Constantly raising the performance of local businesses**
  Good operational performance has always been a SABMiller strength, but one we know our competitors can replicate. While operational standards are already high, we continue to push them higher in every part of the group in order to keep ahead of the rest of the industry.

- **Leveraging our global scale**
  Where something is done well within the group, we ensure that all our businesses learn and apply the lessons. This way, each operation benefits to the fullest extent from the skills, resources and experience of SABMiller as a whole.


Meyer Kahn
Chairman

Dear shareholder

We have delivered another 12 months of good performance following two years of outstanding results. As I mentioned last year, the recent exceptional growth was unlikely to continue, especially after a period in which currency rates had run so much in our favour.

However, we are pleased with the year's results, with strong growth in volumes, margins and earnings. Our beverage volumes were 176 million hectolitres of lager and a further 45 million hectolitres of other beverages. Adjusted earnings were 22% higher at US$1,497 million, translating into an 11% increase in comparable adjusted earnings per share.

At US$3,291 million, net cash inflow from our operations was 18% higher than the prior year and reflects the overall strength of the trading performance and the group's enlargement. At the year end, the group's gearing stood at 52.1% compared to 25.2% (restated) a year previously. The rise reflects the increase in debt following the Bavaria transaction.

In the light of this good performance – particularly the strong cash flow – the board has proposed a final dividend of 31 US cents per share. This makes a total of 44 US cents per share for the year, an increase of 16% over last year. This dividend is covered 2.5 times by adjusted earnings per share.


Share price £ sterling
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2 April 2001 - 31 March 2006

Expanding the portfolio

The highlight of the year was our merger with Grupo Empresarial Bavaria, the second largest brewer in South America and clear market leader in Colombia, Peru, Ecuador and Panama. A successful business in its own right, Bavaria will make a major contribution to our portfolio. It consolidates our position as world number two and will make Latin America our second biggest source of profits after South Africa. As a result of this transaction, we now have leading positions on five continents and a new platform for growth in South America.

Combined with our positions in Russia, Africa, China and India, Bavaria weights the portfolio even more towards young, developing markets. While some were sceptical when we started investing in newer territories in the 1990s, we are now positioned in many markets where beer consumption is growing faster than the global average – giving us a higher 'embedded' growth rate than most of our key competitors. Our ability to succeed in developing markets (a skill we owe to our African origins) has proved to be a competitive advantage on the world stage.

Today, our portfolio is well balanced between developing markets offering high potential for growth and developed markets characterised by strong cash flow. The capital markets have recognised the value of this combination and have rewarded SABMiller with a 37% increase in share price in the 12 months to 31 March 2006. As a result, the total return to shareholders since our UK listing in 1999 is 215% compared

"Many years of well-judged acquisitions, successful integration and constant operational improvement have created a group with strong potential for further growth. Its inbuilt strengths are reflected in the year's results and will continue to be realised as we implement our strategic priorities."

with 20% for the FTSE 100 as a whole (as measured on 31 March 2006). As the global industry continues to consolidate, our task is to keep ahead by taking advantage of the scale and spread of our business and brand portfolio to generate greater value.

Operational highlights

Our businesses in **South Africa** continue to do well, although volumes were affected by an abnormally wet summer and the absence of an Easter period in the year. One beneficial effect of the buoyant South African economy is to enable consumers to move from the mainstream to the premium sector of the market where we've now launched our three international premium brands – Miller Genuine Draft, Pilsner Urquell and, more recently, Peroni Nastro Azzurro. This effect has contributed to a good increase in profitability.

In **North America**, the initial three-year turnaround phase at Miller is now complete. The initial aims of halting the operational decline of the business and establishing a solid platform for future growth have been achieved. In the process, Miller positioned itself as challenger to the market leader. Not surprisingly the leader has retaliated, and sought to protect its market share by discounting prices. While we take this as evidence of Miller's success, it has produced some tough trading conditions in the last year.

It was another strong year in **Europe**. Of our two biggest operations, Poland performed well and the Czech business gained share in a static market. There were good results in Russia and encouraging signs in Italy with the Peroni brands growing for the first time in many years. In Slovakia, our acquisition of the Topvar brewery has brought our share of the market to 25%.

In **Africa**, we again benefited from having a broad enough portfolio to compensate for the ups and downs of individual countries. Botswana slipped as a result of difficult economic conditions, but Tanzania, Uganda and Mozambique continued to do well.

The big story in **China** is the success of the Snow brand, which we've grown from a small regional brand into China's largest national brand. With a 52% increase in sales during the year, Snow is now one of the 10 biggest lager brands in the world. We've continued to improve our national sales and distribution network while the acquisition of Qingyuan Brewery has given us our first plant in the south east province of Fujian.

As mentioned last year, we bought out our joint venture partner in **India** in May 2005. The Indian beer industry is growing, but is held back by heavy regulation. In those states that have begun to liberalise, the results show what could happen when the rest of the country follows. In the meantime, we continue to invest in preparation for future growth.

In November we acquired the outstanding minority interest in our **Central American** joint venture. Trading conditions continue to be competitive in both our countries in the region. Soft drink volumes increased, but beer volumes fell as a result of higher excise on beer in El Salvador.

Corporate social responsibility

Given our economic and social influence in so many parts of the world, we are constantly examining how we can best contribute to the countries and communities in which we operate. Our first priority is simply to run a successful business, thereby generating taxes and creating jobs and wealth for local people. In addition, we try to build value chains that offer opportunities for local businesses, be they in farming, the manufacture of packaging, distribution or retail.

In the past year, we've formalised our approach by establishing a sustainable development framework consisting of 10 environmental and social priorities from the use of water and the treatment of waste to human rights and policies on HIV/AIDS. These now apply across all our wholly owned operations.

One of those 10 priorities is to promote responsibility in the consumption of alcohol. Far from being an add-on, this requirement informs every part of our business from marketing and point-of-sale material to educational programmes and research into alcohol-related issues.

Corporate governance

We continue to observe the strictest standards of corporate governance. We believe our reporting has always been open and transparent, but this year we refined our reporting practices in the light of the requirements of the Business Review.

We also believe we have a board of exceptional quality. As part of the Bavaria transaction, the former majority owners, the Santo Domingo family, gained a 15% share in SABMiller and the right to nominate two representatives to the group board. We were therefore pleased to appoint Alejandro Santo Domingo Dávila and Carlos Alejandro Pérez Dávila as new non-executive directors. One consequence of these appointments was to set back our efforts to meet the independence requirements of the Combined Code. In working towards a stronger balance of independent representation on the board, we appointed Liz Doherty as an independent non-executive director from 1 April 2006.

Along with our new directors, we welcome the employees and contractors who have come to the group from Bavaria and other companies acquired during the year. They join a workforce that any global business would be proud to employ and whose contribution this year has been magnificent.

In paying tribute to Graham Mackay, his executive team and all our staff, I would also like to thank our many business partners and of course you, our shareholders, for your support during the year.

The 2006 results represent a year of good performance following two years of outstanding growth. The group's global footprint and its portfolio of businesses and brands, which have been enhanced by the Bavaria transaction, position it well to make further progress in the current year.

Meyer Kahn

Meyer Kahn
Chairman



Graham Mackay
Chief Executive

Maintaining momentum

Our strategy
The key to our global success lies in the disciplined execution of four strategic priorities – the creation of a balanced and attractive global spread of businesses; the development of strong, relevant brand portfolios in each local market; improving the performance of local businesses; and leveraging our global scale.

Our business portfolio is positioned to take advantage of two major trends in the global beer market. The first is that beer is growing as a percentage of the total alcohol market as consumers in developing countries move to beer from indigenous forms of alcohol and as population growth in these markets outstrips the rest of the world. The second is that consumers everywhere are trading up – from home brews to commercial products in the case of developing markets; from economy to mainstream and from mainstream to premium in both developing and developed markets.

Each of these trends presents opportunities for creating value. Our **first strategic priority** is therefore to create a balanced and attractive global spread of businesses with exposure to both developing and developed markets.

We recognised the opportunities in the developing world ahead of the industry and are now better established than most of our competitors in these high-growth markets. The past year has seen further progress with the buy-out of our joint venture partners in India and Central America, continuing expansion in China, our entry into Vietnam and the merger with Bavaria in South America. On the other side of the scale, the Miller and Peroni transactions of 2002 and 2003 represent acquisitions in developed markets which have stable, cash-generating characteristics.

In developing our group's businesses in this way, we've led the trend towards global consolidation. Now the world's second largest brewer, we believe we have the scale to operate effectively and efficiently and we can keep growing organically. We therefore do not need to make large scale acquisitions. However, global consolidation will continue and we'll continue to look at acquisition opportunities, and weigh each one on its merits.

The group's **second strategic priority** is to create strong, relevant brand portfolios within each market.

Our business is about creating brands that consumers love. Each brand, whether it's in the economy, the mainstream or the premium segment, needs to be carefully developed to enhance its personality, mark it out from the competition and preserve the local characteristics that consumers value. As we nurture our brands in this way, we're also assembling them into portfolios appropriate to each market. The aim is to create a mix of brands that capitalises on the consumption trends within each market, both now and in the future.

Much of our success results from our ability to adjust our portfolios to meet local needs. In some cases we've taken a small local brand and developed it into a national brand – examples being Tyskie in Poland and Snow in China. Elsewhere, as with Miller Lite, we've taken a major mainstream brand and given it a new lease of life. Sometimes, too, we've pruned the portfolio in order to concentrate resources behind fewer, stronger brands – which is one reason Snow has been so successful.

We've also learned the value of innovation, be it new products, new packaging or new ideas at the point of sale. Recent new products include Lech alcohol free, Lech Lite and new variants of the Redd's brand, all launched in Poland. Romania has a new, strong beer in the form of Stejar. In Africa we've rolled out our innovative Eagle brand (an affordable, clear, sorghum beer) in Zambia and Zimbabwe and introduced Eagle Extra in Uganda.

Assembling and managing local portfolios is a demanding task, especially as every situation is different. Covering all the bases with relevant brands requires a detailed understanding of each market and its social and demographic trends – not to mention different skills for premium and economy brands. We've made good progress in many markets, but we know there is still more to be done.

The process also requires sophisticated marketing skills. Although our marketing compares well with that of our competitors, we're working hard to sharpen our skills in this area – not least by staying alert to digital media developments and the opportunities they offer.

Our **third strategic priority** is continually to raise the performance of our local operations.

Good operational performance has always been one of our strengths. We believe we can run a beer business better than our competitors and extract maximum efficiency and value from our assets. We're helped by a culture that emphasises local accountability and encourages managers to keep raising their game. One result in recent years has been a steady improvement in margins across the group.

Recognising that operational skills can be replicated, we're working hard to keep ahead of our competitors. We're rigorously applying the basic operational disciplines and ratcheting up our productivity by analysing efficiencies across the industry and benchmarking our performance. The aim is to keep improving the performance of our better breweries while moving the weaker performers towards the world average. We're also looking for constant improvements in our distribution and point-of-sale techniques.

With improvements in progress at the local level, the **fourth strategic priority** is to capitalise on our global scale – to make the whole greater than the sum of the parts and extract maximum value from our worldwide portfolio.

This is largely a matter of applying well-proven techniques and tools to new businesses as they join the portfolio. It also means identifying best practice wherever it exists within the group and spreading it more widely. Much of our group-wide expertise is now being applied in our South American businesses, for example. Other countries are following Europe in developing full-brand portfolios and better point-of-sale techniques while Peroni in Italy is benefiting from market planning methods refined in North America.

Much of our global success is attributable to the skills and capabilities of our leadership teams in all parts of the business. It's clear, however, that tomorrow's global leaders will need a spectrum of skills covering not just our own business and industry but wider issues such as how we meet our responsibilities to society. To ensure appropriate capabilities for the future, we've launched our first global leadership programme for high-potential managers across the group.

A look at our operations over the last 12 months offers more detail of the strategy that I've just described in action.

Review of operations

Starting with **Latin America**, since joining SABMiller just after the half-year, the businesses in Colombia, Peru, Ecuador and Panama have all performed well. Everything we've seen so far confirms our belief that these markets offer exciting prospects for growth.

Although the Bavaria businesses are well managed and profitable, we plan to create further value by applying SABMiller's operating practices and management skills. The best opportunities lie in brand portfolio development, creating good relationships with distributors and retailers, and improving merchandising at the point of sale. The coming year will see the start of considerable investment in these areas.

The results from Honduras and El Salvador, included for the first time in the Latin America region, were affected by hurricanes and severe flooding. Nevertheless, lager volumes continued to increase in Honduras, and both markets saw growth in soft drinks.

The business in **South Africa** saw ongoing momentum in consumer spending with lager and soft drink sales continuing to rise. While the growth in volumes moderated in the second half, earnings continued to benefit as consumers traded up to the premium segment. To meet the demands of changing consumption patterns, we have introduced new sales and distribution systems and enhanced the flexibility of our production facilities.

The licensing of more shebeens is bringing these previously unofficial outlets into the retail mainstream. This means they can operate more professionally and we can deliver to them direct – which in turn raises the performance of the business. During the year we trained over 6,000 newly licensed taverners in business skills.

In **North America**, Miller has made further progress. The flagship Miller Lite brand has continued to grow while the company maintained firmer year-on-year pricing than its domestic competitors to protect its brand equity.

Miller's initial success has prompted a price-cutting response from the market leader, and this action by the market leader has limited the industry's ability to pass on rising costs such as energy and aluminium. Despite these tough conditions, the momentum remains strong and the business is benefiting from its three years of investment.

Miller Genuine Draft was relaunched in the final quarter of the year, with a new positioning at the upper end of the mainstream market. In the premium sector, Pilsner Urquell continued to grow – albeit from a small base – and

"The global beer industry is changing fast as consumer preferences evolve, new markets develop, consolidation continues and competition becomes more intense. We have, however, built a business that is well prepared for the challenges and which has demonstrated its strengths in the year just ended."

Premium brands are the fastest growing segment in the global beer market. Our international sales of Peroni Nastro Azzurro increased 45% in the year to 31 March 2006.

Peroni Nastro Azzurro was well received in its launch year. Miller's emphasis, now, is on constantly improving its marketing, sales and distribution and on building a portfolio of brands capable of commanding premium prices.

Europe had another excellent year with the best performances from Poland, Russia and Romania. The Polish and Russian businesses increased their volumes well ahead of their markets and Russia and Romania are both expanding their capacity. The Czech business improved its productivity, increased its share and introduced new packaging. The Peroni brands in Italy began to grow for the first time in many years and we strengthened our position in Slovakia with the acquisition of the Topvar brewery.

Our businesses in **Africa** continued to grow, helped by broader distribution and a clearer segmentation of our brands. Volumes in Botswana were affected by the devaluation of the currency, but results were good in Tanzania, Uganda and Mozambique. We see plenty of opportunity to keep improving efficiency in these relatively underdeveloped countries and the outlook for Africa as a whole is encouraging.

Now in its twelfth year, our associate in **China** is well established as the country's second biggest brewer and sales are growing strongly. The business kept up its momentum with a particularly impressive performance by the Snow brand. Following improvements in marketing and distribution, Snow is now the country's top-selling beer. The year saw good progress in integrating recent acquisitions with several minor acquisitions completed during the year. The first phase of the greenfield brewery in Dongguan has now been completed and in May 2006 we announced that a second brewery in Heilongjiang province would be constructed in Harbin.

India is included in our results for the first time following the purchase of our partner's interest in the company in May 2005. Volumes grew satisfactorily, though the business is still restricted in its volumes and pricing by the lack of regulatory reform. The focus now is on expanding capacity and improving our quality and productivity.

During the year we announced a new arrangement with a local distribution partner to build a brewery in **Vietnam**. The Vietnamese beer market is one of the fastest growing in the world and the move strengthens our presence in developing markets.

The worldwide trend towards **premium brands** makes this segment the fastest growing in the global beer market. Within the segment, it's the international brands that are growing most rapidly at nearly four times the rate of the beer market as a whole. To compete in this segment, we have a portfolio of international brands, each with its own distinct personality and attributes. While volumes are still small, they are growing rapidly. The largest brand, Miller Genuine Draft, has been particularly successful in Russia while Pilsner Urquell is growing in Europe and the USA. Peroni Nastro Azzurro was recently repackaged and relaunched with a major global campaign and is growing particularly strongly in the UK.

Compared to mainstream and economy brands, the premium segment requires greater nurturing and a specialised approach to marketing, sales and distribution. These capabilities are now being refined across the group – notably through a new programme to establish common techniques and disciplines for rolling out international premium brands in new markets. The programme was piloted during the year in Poland and the lessons learned are now being applied around the world.

The good performance of the last 12 months confirms we have the right strategic priorities and we are implementing our strategy successfully. We continue to build on our many strengths and look forward to further successes in the coming year.

Graham Mackay
Chief Executive



As a company, we recognise that our success is dependent on our ability to market and manage our brands in an effective and responsible manner. By enhancing people's experience of our company, we enhance the value of our brands and of our business. The following pages show how we do this in practice, using examples from different parts of the company.





Club Colombia is Colombia's leading premium beer.


Club Colombia



Left to right: Graham Mackay, Chief Executive, SABMiller and Julio Mario Santo Domingo, Chairman of Bavaria S.A., signing the merger agreement between the two companies.

Our move into South America represents a unique opportunity in a fast growing, strategically important region. Lager volumes are already growing strongly and we believe that we can add significant value through developing brand portfolios and building relationships with local distributors and retailers.


AGUILA
RVEZA AGUIL
UILA

We have a unique global footprint – we're in over 60 countries spread over five continents – and our size and reach brings growth opportunities unavailable to most others. We focus on two broad sources of revenue growth – consumers trading up into premium beers, and developing markets where consumption is increasing. Typical of our strategy is our investment in Bavaria S.A. in Latin America – some 90 million consumers in one of the world's fastest growing regions, providing significant growth potential.


REDD'S



The introduction of Redd's to the Polish market has enabled us to attract new customers – women, who like its lighter, apple-based taste. It's been so successful we've also added Redd's Red and Redd's Sun – a great example of how we use innovation to build complete brand portfolios that meet the full spectrum of consumer preferences.

Brands are the key to our success. Our ability to nurture and grow brands that consumers want is one of our most important business assets. We strive to build complete brand portfolios that meet all consumer tastes. Our Polish operation is a great example. The two local mainstream brands, Tyskie and Lech, have been carefully positioned. Tyskie – masculine and traditional – is the number one beer in Poland, and Lech – relaunched two years ago for a modern and outgoing, younger drinker – is now Poland's number five beer and rising. We also identified a need for a beer brand catering for the lower mainstream, so we bought and rejuvenated Żubr. Redd's, Pilsner Urquell and Miller Genuine Draft are well-positioned in their premium niche. By developing local brands with growth potential, by developing new brands, and by introducing international brands into local markets, we ensure our brands are the first choice for consumers.

In Poland, Tyskie is the number one [illegible] brand.


TYSKIE





Ellen Karey-Francis taking a consumer through the Miller Lite Taste Challenge in the USA.

The Miller Lite Taste Challenge aims to capture consumers' hearts and minds at the moment they are making their purchasing decisions: engaging consumers both emotionally and functionally, highlighting that Miller Lite has more taste, fewer carbs and more colour than its main competitor.

The world is changing. Relying on traditional advertising and marketing channels is no longer enough. Direct consumer interaction is more than ever a crucial element in developing and maintaining brands. In shops and supermarkets this has meant a focus on innovation and new ideas at point of sale and ensuring that the right product is available, at the right time, in the right format.

Experiential marketing works. Where Miller and its distributor partners have conducted the Miller Lite Taste Challenge in bars, using their specialised marketing teams, sales were up 7.4%, or more than twice the growth rate of the brand overall.



In bars and restaurants, Miller is actively pursuing the Miller Lite Taste Challenge, inviting people of legal drinking age to choose between Miller Lite and its main competitor on the basis of colour, aroma and taste. It works – the brand continues to grow while increasing pricing faster than the main competing brand. Around the world we're winning – by winning at the point of sale.



Connecting with the customer

Our business is more than just producing and marketing great brands; our success is strongly linked to the communities in which we operate. We create wealth through direct or indirect employment and provide long-term investment vital in establishing strong infrastructures and economic stability. Typical is the work of our subsidiary, Zambian Breweries Ltd (ZBL), one of Zambia's largest taxpayers and employers. By developing local supply and distribution chains, ZBL is strengthening infrastructure, as well as sponsoring programmes that provide local jobs, reducing costs to consumers and helping protect the environment. For example ZBL helps local entrepreneurs through assistance with financing kiosks called N'tembas for the sale of beverages such as Coca-Cola, Fanta and Sprite. On a social level, ZBL supports programmes to manage and increase awareness of HIV/AIDs and is leading initiatives to curb the irresponsible consumption of alcohol. As a leading global company, our responsibility is to create sustainable ways to do business. It is in our best interests as a company, and as citizens.





To produce a more affordable, high quality clear beer – Eagle Lager – we partnered with the Zambia National Farmer's Union, Care International, and the Zambian Government. Eagle is now growing fast and our need for locally produced sorghum is rising, bringing benefits for consumers, communities and ZBL alike.


Eagle



Jonas Mbewe, outside his N'temba in Lusaka. ZBL helps entrepreneurs like Jonas to buy their own N'tembas by providing affordable loans.



Sandy Kruger is typical of the new breed of Master Brewer – managing not just the quality of our beer, but the quality of our teams. As a modern manager, her skills are transferable to any of our breweries on any one of five continents – a great example of how our training and development programmes are planned for our global needs.

We believe that the quality of our people is a singular business advantage. We understand the importance of training and development, and of creating a culture of communication and collaboration. As a global organisation, transferability of skills is important to us, and we look to build strong teams of smart, educated, motivated people at every level who are capable of working throughout the company, throughout the world. It's about knowledge sharing – the passing of learning from one area of the business to another – and it's about a shared approach – a can-do attitude that comes from a real passion for what we do.









Moopelo Kungwane, Packaging Line Manager and Sandy Kruger checking production quality on a bottling line at Newlands Brewery, Cape Town.


Miller
TEXAS
Miller

e're more, much more, than the sum of our parts.
t SABMiller, we work together to create shareholder value
y enhancing consumer satisfaction, and by doing business
a smart, engaged, responsible and human way. SABMiller.


5
4
3
2
1
04
05
06
Organic growth in lager volumes %


Malcolm Wyman,
Chief Financial Officer

Delivering strong performance

A key characteristic of the group, which differentiates us from our competitors is our balanced portfolio of businesses, with exposure to both developing and developed markets. This has been enhanced by our transaction with Bavaria, which established a major new platform in South America. Volume growth is one of the key drivers of the group's results, together with growth in revenue, EBITA, and EBITA margin.

Performance information on our business results is set out in the review of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported EBITA profit measures provide additional information on trends to shareholders and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

Organic, constant currency comparisons

The group has made selected disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions and investments net of disposals and changes in exchange rates on the group's results. Organic results exclude the first 12 months' results of acquisitions and investments and the last 12 months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2006 at the exchange rates for the comparable period in the prior year. References to EBITA are on a reported basis (including the impact of acquisitions and currency movements) and on a pre-exceptional basis unless otherwise stated.

Volumes

The chart above highlights SABMiller's organic growth in lager volumes for each of the last three years. It is pleasing to note that the group's growth over the three years exceeds the growth rate of the global beer industry. This year's results demonstrate the fundamental operating strength of our business. Our recent volume increases reflect the access that the group's businesses have to growth markets, and the benefit of share gains in most of our key countries. Total beverage volumes, including carbonated soft drink (CSD) volumes, were up by 5% on an organic basis, and 18% above last year on a reported basis at 221 million hectolitres. Lager volumes at 176 million hectolitres

> "Growth in EBITA reflects the benefits of volume and revenue increases, as well as improved cost efficiency. The group has a record of improving cost efficiency over time, notwithstanding increases in capital investment and in sales and marketing expenses."

Organic constant currency group %


8
6
4
2
04
05
06

Organic constant currency EBITA %


25
20
15
10
5
04
05
06

grew by 5% on an organic basis and 19% on a reported basis, reflecting volume growth and share gains in several of our most important markets. We saw particularly strong lager volume growth from Europe, and Africa and Asia.

Europe delivered another excellent performance in the year, with lager volumes up by 5% on an organic basis, and this increase was driven principally by Poland, Romania and Russia. Africa and Asia continued its robust volume growth, and our associate CR Snow in China maintained its excellent recent performance with volumes up 17% for the year on an organic basis. In Africa, reported lager volume performance was 3%, with strong underlying growth in Tanzania, Uganda and Mozambique whilst the continuing devaluation of the pula negatively impacted lager volumes in Botswana.

South Africa recorded a subdued volume performance relative to the 4% growth in each of the prior two years, although the expansion of our premium brand offering improved mix. In North America, Miller experienced an industry pricing environment that has deteriorated over the past 12 months, following sustained levels of discounting. Within this context, Miller maintained firmer year-on-year pricing than its domestic competitors to protect its brand equity, whilst volumes reduced relative to the prior year.

The South America business has performed in line with our expectations at the time of the transaction, with lager volumes for a pro forma six months to 31 March 2006 up 7.5% from the comparable period, to 15.3 million hectolitres. In Central America, CSD volumes were 6% above the prior year but lager volumes continued to be adversely impacted by last year's significant increase in excise tax in El Salvador.

Revenue

Our revenue growth reflects the group's success in growing volumes, together with increases in list prices of our products, and improvements in the mix of products sold such that a higher average sales price resulted. The adjacent chart illustrates the organic growth in group revenue for each of the last three years, with each year's performance being shown in constant currency.

Group revenue, including share of associates, was reported as US$17,081 million, and this represents an increase of 6% on an organic, constant currency basis – driven by the 5% growth in volumes and a 1% improvement in price/mix. This net benefit of 1% from price/mix improvements reflects gains in North America, Europe and South Africa, offset to an extent by adverse mix impacts from Asia revenue growth at prices below the group average. The impact of currency movements during the year reduced reported revenue by 1%. The transactions completed in the financial year in India and South America increased reported revenue by almost 13%, and these are expected to be strong revenue contributors in future years.

EBITA

EBITA is defined as operating profit before exceptional items and amortisation of intangible assets (excluding software) but includes the group's share of associates' operating profit, on a similar basis. EBITA grew 9% on an organic, constant currency basis, and reported EBITA, which includes the impact of currency movements and of acquisitions, grew by 23% to US$2,941 million. Growth in EBITA reflects the benefits of volume and revenue increases, as well as improved cost efficiency. The group has a record of improving cost efficiency over time, notwithstanding increases in capital investment and in sales and marketing expenses.

Europe delivered another excellent performance, with a double digit improvement in EBITA driven by volume, pricing and mix benefits. Similarly, Africa and Asia delivered a double-digit increase in EBITA, driven by volume and pricing gains in China, together with improvements in productivity in most African countries.

In South Africa, lager and soft drinks continued their positive volume growth trends, despite the absence of an Easter period. Our premium brands, which include the new 660 ml packs for Miller Genuine Draft and Brutal Fruit, grew by 45% and our share of the premium segment increased to almost 80%, whilst total soft drinks volumes grew by 5%. This positive sales volume performance, combined with the favourable mix benefits afforded by the growth of our premium portfolio, contributed to a good increase in constant currency EBITA.

Since the completion of the Bavaria transaction in South America, this business has performed in line with our expectations, whilst in Central America EBITA was adversely impacted by the lager volume reduction referred to above. In North America, the decline in EBITA reflects an industry pricing environment that has deteriorated over the past 12 months following sustained levels of discounting, together with higher input costs.

Overall, the group's 2006 results demonstrate SABMiller's superior growth profile and exposure to attractive beer and soft drinks markets. After two years of outstanding results, we have completed another 12 months of good performance with the group also continuing to access and develop new long-term growth positions in the global beer market. The chart above shows the organic increase in EBITA for each of the last three years, with each year's performance being shown in constant currency.

SABMiller has continued to enter new markets to strengthen further its existing positions through additional acquisitions and investments, and these transactions have contributed to an increase in reported EBITA. During the period we purchased our partner's interests in Shaw Wallace Breweries in India; announced our first move into Vietnam; completed our agreement in Slovakia to buy into the brewer, Topvar a.s. (Topvar); and completed a number of minor acquisitions through our Chinese associate. Following its entry into South America in October 2005, the group has carried out further purchases of shares in Bavaria S.A. (Bavaria) in Colombia, and Unión de Cervecerías Peruanas Backus y Johnston S.A.A. (Backus) in Peru. The group has also increased its investment in Latin America by acquiring the minorities in Central America. In the UK, we launched a new operating company called Miller Brands to manage the sales, marketing and distribution of our key international premium brands in the UK market.

The chart below illustrates how the group has changed between 2004 and 2006, with 2006 based on a pro forma management estimate of a full calendar year's EBITA contribution from Bavaria to 31 December 2005. We now have a widespread portfolio of developed and developing market operations which offer us access to two broad sources of value, developing markets where lager volumes are increasing, and through consumers trading up within the beer category.

EBITA margin performance – organic constant currency basis %


30
25
20
15
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5
North America
Central America
Europe
Africa/Asia
SA Beverages
Hotels and Gaming
Group
2005
2006

EBITA margin

A key strength of the group is our ability to drive continued margin enhancement, and it is pleasing to record that the group's EBITA margin increased once again, by 50 basis points (bps) from 16.4% to 16.9% on an organic constant currency basis.

Our South Africa Beverages business improved EBITA margin by 140 bps to 25.3%, reflecting volume growth in both lager and soft drinks categories supported by price increases and favourable mix benefits, as well as lower commodity prices and an ongoing focus on cost productivity. In Europe, revenue growth and productivity gains have once again improved margin. Whilst the Africa and Asia margin has improved on an organic constant currency basis, the reported margin has been affected by the increasing proportion of the lower margin, high-growth Asia operations within the business, which has had the impact of reducing the aggregate margin. In addition, the economic downturn in Botswana and Zimbabwe has reduced overall margins.

North America margin was reduced by 70 bps, impacted by the pricing actions in the market place and higher commodity and energy prices. The Latin America business incorporates Central America, where our units have been impacted by aggressive price-based competition and excise increases, and South America, which is included for the period from the date of completion in October. On a reported basis, the group's EBITA margin (at 17.2%) has been enhanced by the inclusion of Bavaria which has an aggregate EBITA margin higher than the average for the group.

Exceptional items

Items that are material either by size or incidence are classified as exceptional items. Further details on the treatment of these items can be found in note 4 to the financial statements. Exceptional charges of US$15 million incurred during the year relate to integration costs associated with Bavaria and further exceptional costs are expected to be incurred during 2007.

In the prior period, an exceptional profit of US$415 million was included within operating profit. This included a US$252 million profit on the disposal of the group's 21% investment in Edgars Consolidated Stores Ltd (Edcon), a US$104 million gain in relation to changes to post-retirement plans (North America), a US$103 million profit on the disposal of the group's 29.4% stake in Harbin Brewery Group Limited (Harbin), partly offset by US$35 million of brewery closure costs in Italy and US$16 million of restructuring costs in the Canary Islands. In addition there was a net exceptional profit within the share of post-tax results of associates of US$7 million.

Finance costs and tax

Net finance costs increased to US$299 million, a 109% growth on prior year finance costs of US$143 million. This follows an increase in net debt, primarily due to the

EBITA contribution by segment* %


2004
North America – 22
Hotels and Gaming – 3
South Africa Beverages – 36
Latin America – 4
Europe – 19
Africa and Asia – 16
2006
North America – 14
Hotels and Gaming – 3
South Africa Beverages – 32
Latin America – 22
Europe – 16
Africa and Asia – 13

*Approximate percentages, excluding corporate and exceptional items. Includes management estimate for Bavaria pro forma 2006 EBITA, based on the 2005 calendar year.

transaction with Bavaria. Interest cover, based on pre-exceptional profit before interest and tax, has reduced to 9.2 times from 14.2 times in the prior year.

The effective tax rate, before amortisation of intangible assets (excluding software) and exceptional items was 33.6%, down from the prior year (before a charge in 2005 for South African secondary tax on companies (STC) on non-recurring dividends following a restructuring of the group's holdings in South Africa). This reduction reflects a different geographic mix of profits across the group together with benefits from adjustments in respect of prior years and improved tax efficiencies.

Currency

The results reported by the group are affected by currency movements. During the financial year, whilst the South African rand was relatively stable against the US dollar and ended the financial year at R6.20 to the US dollar, the weighted average rand/dollar rate deteriorated by 3% to R6.41 compared with R6.22 in the prior year. The Colombian peso has stayed largely level against the US dollar since the Bavaria transaction, ending the financial year at COP2,292 to the US dollar, against COP2,300 at the time of the transaction. Currencies in central Europe strengthened against the US dollar and this has contributed to the improvement in reported results.

Earnings

The group presents adjusted basic earnings per share to exclude the impact of amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to provide additional information on trends to shareholders and allow further comparison for the years shown in the consolidated financial statements. Adjusted earnings increased by 22% to US$1,497 million and the weighted average number of basic shares in issue for the year was 1,372 million, up from last year's 1,212 million, reflecting mainly the issue of shares as partial consideration for the transaction in South America, as detailed below.

Comparable adjusted earnings per share increased by 11%, on the basis of 2005 comparable figures adjusted for the conversion of the convertible bond. (This metric is calculated as if the group's 4.25% US$600 million convertible bond had converted on 1 April 2004, rather than the actual conversion date of December 2004.) The group's comparable adjusted earnings per share also showed double-digit increases when measured in South African rand and sterling. Adjusted basic earnings per share increased by 8% on the prior year to reach 109.1 US cents. A reconciliation of basic earnings to adjusted earnings is shown in note 8 to the financial statements.

The group's profit before tax reduced by 4% to US$2,453 million, reflecting the constituent changes referred to above, particularly the exceptional profit of US$422 million that was included within profit before tax in the prior year.

Dividends

The board has proposed a final dividend of 31.0 US cents making a total of 44.0 US cents per share for the year, an increase of 16% on prior year. This would represent a dividend cover of 2.5 times based on adjusted diluted earnings per share, as described above (2005: 2.6 times). Details regarding payment dates and related matters are disclosed in the directors' report.

Financial structure

Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, has increased to US$7,755 million from US$3,353 million at 1 April 2005 – as restated for the adoption of International Financial Reporting Standards (IFRS) – reflecting the additional debt in the Bavaria group as well as the funding of payments to minority shareholders as detailed in the balance sheet profile below. Net debt, comprising gross debt net of cash and cash equivalents and the loan participation deposit, has increased to US$7,087 million from US$2,210 million at 1 April 2005 (restated). The group's gearing (presented as a ratio of debt/equity) has increased to 52.1% from 25.2% (restated) at 1 April 2005.

The group previously had US dollar and sterling private placement notes in issue with final maturity in 2008. As part of the refinancing for the Bavaria transaction, notice was given to repay all of these notes in accordance with their terms, with repayment on 22 September 2005. The amounts on repayment totalled US$179 million and £25 million (US$37 million) and were met out of existing resources. These amounts included an early redemption penalty of US$13 million, included in interest payable, but which has been treated as an adjusting item for adjusted earnings purposes.

The average loan maturity in respect of the US$ fixed rate debt portfolio is 4.6 years. The average borrowing rate for the total debt portfolio at 31 March 2006 was 6.9% (2005: 5.5%).

On 9 September 2005 the group entered into a US$3,500 million 364-day revolving credit facility for general corporate purposes (including financing the Bavaria minority acquisitions). This facility can be extended at the group's election for a term of a further year. On 12 December 2005 the group also entered into a US$2,000 million five-year syndicated revolving credit facility, and this facility can be extended at the first anniversary of signing by a year and at the second anniversary for a further year subject to the agreement of the group and the lenders. The US$3,500 million facility was reduced to US$2,400 million concurrent with the signing of this agreement.

Adjusted EPS and dividend* US cents



— Adjusted EPS
— Dividends per share
120
100
80
60
40
20
02
03
04
05^
06

* 2002 to 2004 based on UK GAAP; 2005 and 2006 based on IFRS
^ Based on comparable adjusted EPS

Our strong financial structure provides us with adequate resources to facilitate ongoing business and with medium-term flexibility to assess investments in appropriate growth opportunities, and also to manage the balance sheet.

Balance sheet profile

As outlined above, the group has continued to enter new markets to strengthen further its existing positions through additional acquisitions and investments. Details of these transactions, which have significantly altered the balance sheet profile of the group, are given in note 26 to the financial statements.

Total assets increased to US$26,776 million from the prior year's US$15,647 million, mainly as a result of the group's transactions in Latin America. There was also a net reduction of US$124 million in equity minority interests to US$554 million, largely reflecting the acquisitions of minority interests.

Goodwill increased by US$5,358 million, primarily on the inclusion of provisional goodwill of US$4,042 million arising from the initial Bavaria transaction, the acquisition of additional minority interests in Colombia and Peru which resulted in provisional goodwill of US$942 million, the consolidation of 99% of the brewing interests of the Shaw Wallace group in the India investment resulting in US$315 million of provisional goodwill, and the acquisitions of the remaining minority interests in Bevco (Central America) and Plzeňský Prazdroj a.s. (Czech Republic).

Intangible assets acquired during the year principally comprised brands with a value of US$3,480 million which were recognised as a result of the Bavaria transaction.

Cash flow and investment highlights
The group continued to be strongly cash generative. Increases in cash generation reflect growth in profitability net of movements in working capital efficiency – before interest and tax payments, and before investment activities.

Cash generated from operations amounted to US$3,291 million for the year reflecting the business' strong cash characteristics and the enlargement of the group. Within this total, net cash inflow from operating activities before working capital movement (EBITDA) rose to US$3,348 million from last year's US$2,736 million. The group's cash flow generation was again strong, with the ratio of EBITDA to revenue (both metrics excluding results of associates) increasing by 70 basis points during the year to 21.9% (2005: 21.2%). Whilst net working capital across the group remained negative, there was a cash outflow from working capital during the year, reflecting growth in inventory ahead of the Easter sales period.

Net cash generated US$m


3,500
3,000
2,500
2,000
1,500
1,000
500
04
05
06

Free cash flow conversion remains resilient despite a 34% increase in capital expenditure, to US$1,032 million, and a 39% increase in tax paid – with both of these measures including the impact of the transactions in South America and India. These transactions have also contributed to the 136% increase in net interest paid. Overall, the group achieved operating free cash flow of US$1,069 million (2005: US$1,263 million), representing net cash generated from operations less net interest paid, taxation paid and cash paid for capital expenditure on property, plant and equipment and intangible assets. The operating free cash flow excludes dividends received from associates and other investments, and cash received from the sale of property, plant and equipment, intangible assets and investments.

The 34% growth in capital expenditure arises from increased spending over the prior year in most of our businesses, reflecting capacity increases – including containers, investment in software and on-trade investment in Europe. In addition, the 2006 total capital expenditure includes some US$116 million in respect of South America, covering the period from 12 October 2005 until 31 March 2006.

Shareholder value
The value which a company returns to its owners is best measured by total shareholder return (TSR) – the combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return have been impacted by volatility in equity indices. However, since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the FTSE 100 has produced a Total Shareholder Return (TSR) in sterling terms of 20% to 31 March 2006, whilst the group has produced a TSR of 214% in sterling terms over the same period.

Accounting policies and definitions
The principal accounting policies used by the group are shown as note 1 to the financial statements. The group previously prepared its financial statements under United Kingdom Generally Accepted Accounting Principles (UK GAAP). From 1 April 2005, SABMiller plc is required to adopt the International Financial Reporting Standards (IFRS) endorsed by the European Union (EU) and accordingly all financial information is now stated under IFRS, with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement, which in accordance with the exemption available in IFRS 1, the group has applied with effect from 1 April 2005, and hence has had no impact on the prior period. The application of IAS 32 and IAS 39 has resulted in increases in total assets of US$6 million and total liabilities of US$1 million, giving an increase in net assets of US$5 million, as at 1 April 2005. The impact includes adjustments to the carrying value of borrowings where there was a fair value hedge and an increase in borrowings reflecting the reclassification of interest accruals, previously shown as creditors under UK GAAP.

The accounting policies followed are the same as those published on 10 November 2005 by the group and can be found within the Interim results for the six months ended 30 September 2005, which are available on the group's website, www.sabmiller.com. Reconciliations between UK GAAP and IFRS for the year ended 31 March 2005 were also published on 5 July 2005 and are available on the group's website and are summarised in note 30 to the Consolidated financial statements.

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where primary responsibility for day-to-day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted, but volumes are excluded. Contract brewing volumes are excluded from total volumes; however turnover from contract brewing is included within group turnover.

Translation differences on non-dollar assets and liabilities are recognised in the statement of recognised income and expense. It is not the group's policy to hedge foreign currency earnings and their translation is made at weighted (by monthly turnover) average rates.

The group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. A series of procedures and policies to manage these risks are applied by the group, and these are covered in note 21 to the financial statements.



Malcolm Wyman
Chief Financial Officer

NORTH AMERICA



Miller has successfully completed its initial three-year turnaround programme, continued growth in its flagship Miller Lite brand and established a platform for sustained future growth.

Despite headwinds earlier in the year and market share gains by the spirits and wine industries in the total alcoholic beverage market, the US beer industry improved late in the fiscal year to finish with domestic shipments to wholesalers (STWs) up 1.2% and sales to retailers (STRs) up some 1% for the full year. STRs for the major domestic brewers were up by 0.2%. However, Miller's primary competitor eliminated its long-held price premiums in a number of market segments, driving pricing down across the industry. In this context, as Miller maintained firmer year-on-year pricing than its domestic competitors, Miller's STRs decreased by 1.0% in the reporting period, while Miller's domestic STWs declined by 0.1%. Export sales continued to be depressed by difficult trading conditions in key markets, and contract brewing volumes decreased by 3.2% compared to the prior year.

Although cycling strong prior year volume growth and facing aggressive competitor discounting, Miller Lite continued its 30 month resurgence, posting low single-digit growth for the fiscal year and demonstrating sustained consumer equity. Marketing for Miller Lite, which emphasises its intrinsic strengths, together with significant investment in on-premise activities, has been successful in maintaining continuing momentum for the brand.

Increased marketing investment to revitalise the Miller High Life and Milwaukee's Best Light franchises mitigated the impact of price pressure on its key economy segment brands, such that the decline of these was limited to low single-digit rates. Miller Genuine Draft (MGD) was re-launched late in the fourth quarter with a new positioning targeted at 'mainstream sophisticate' consumers seeking to trade up to affordable luxury. A comprehensive new marketing campaign has been deployed including new graphics, packaging, advertising, point-of-sale targeting and promotional activities.

Miller has commenced a significant programme in support of the marketing and selling of its international worthmore brands. Peroni Nastro Azzurro recorded impressive results in its launch year while Pilsner Urquell's growth has continued.

Total revenue grew by 0.4% to US$4,912 million, while US domestic revenue excluding contract brewing increased by 1.0%. These increases were driven by front-line pricing, partially offset by higher price promotions. Favourable brand mix resulting from the improvement in Miller Lite sales was partially offset by unfavourable pack and geographic mix. Contract brewing revenues increased as a result of favourable mix impacts and despite volume declines.

Miller continued to extract operational efficiencies in its breweries and realise cost savings on brewing materials, waste reduction and procurement. These gains were more than offset by significantly higher aluminium, fuel and energy costs, resulting in an increase in domestic costs of goods sold per hectolitre slightly below the US Consumer Price Index. Efforts to improve the management of health care and retirement costs began to produce positive results in the reporting period.

In the face of these challenges, Miller continued to invest in the organisational capabilities necessary to drive future growth. The acquisition of new marketing talent, development of specialised sales forces, and increased promotional and alliance marketing programmes resulted in an increase in marketing costs despite continued marketing efficiency savings.

EBITA for the year of US$454 million was 7% lower than in the prior year, driven by the highly competitive pricing environment and higher commodity, fuel and energy costs. EBITA margin decreased to 9.3%. Miller is entering a new phase of its business strategy with an emphasis on stepping up its organisational and management capabilities and creating a strong and highly differentiated portfolio of brands capable of capturing consumer

Miller Lite continued its 30 month resurgence

NORTH AMERICA

Key focus areas

- Deepen management strength
- Continue to improve Miller system sales execution
- Sustain Miller Lite's momentum
- Restore Miller Genuine Draft to growth
- Stabilise Miller High Life and Milwaukee's Best
- Build a significant, focused worthmore segment presence led by Peroni Nastro Azzurro and Pilsner Urquell

Competition in the US beer market remains intense, with recent mainstream price reductions by the industry leader being accompanied by faster growth in imported beers, wines and spirits, and unprecedented increases in commodity and energy costs. Miller's progress in building the strength of its brands and its organisation continues, however, and is creating a platform for sustained future growth.

	2006	2005	%
Revenue (US$m)	4,912	4,892	–
EBITA (US$m)	454	487	(7)
EBITA margin (%)	9.3	10.0	
Total number of breweries	8	8	
Lager brewing capacity (hl 000)	66,801	61,776	
Sales volumes (hl 000):			
– Lager (excluding contract brewing)	47,059	47,380	(1)
– Contract brewing	10,246	10,583	(3)
– CSDs	74	75	(1)
– STRs	43,964	44,380	(1)
Average number of employees:	5,887	5,760	

Major brands

Miller Lite, Miller Genuine Draft, Ice House, Miller High Life, Milwaukee's Best, Pilsner Urquell, *Peroni Nastro Azzurro*, Foster's Lager.

Figures correct at 5 June 2006 for operations and capacity. All other figures are for the year ended 31 March 2006.

LATIN AMERICA

Key focus areas

- Build complete brand portfolios
- Stimulate the long-term development of the beer industry via:
  - Category management
  - Point of sale relationships
  - Merchandising
  - Route to market
- Leverage SABMiller best practice to drive continuous improvement in costs and capabilities

South America represents an exciting long-term opportunity for SABMiller. The highest value opportunities lie in brand portfolio development, building efficient point of sale relationships and in merchandising.

In Central America we continue to build brands across both our lager and soft drink portfolios and focus on routes to market that will ensure targeted levels of product availability are met.

Financial summary	Latin America 2006*	South America 2006*
Group revenue[1] (US$m)	2,165	1,634
EBITA (US$m)	436	358
EBITA margin (%)	20.1	21.9
Total number of breweries	17	15
Brewing capacity (hl 000)	41,500	38,900
Total number of bottling plants	14	9
Bottling capacity (hl 000)	31,954	18,600
Sales volumes (hl 000):		
– Lager	16,163	14,423
– Lager organic	1,740	–
– CSDs	7,335	1,389
– Other beverages	6,049	3,123
Average number of employees	15,412	9,002

Financial summary	Central America 2006	Central America 2005
Group revenue[1] (US$m)	531	521
EBITA (US$m)	78	90
EBITA margin (%)	14.7	17.2
Total number of breweries	2	2
Brewing capacity (hl 000)	2,600	2,600
Total number of bottling plants	5	6
Bottling capacity (hl 000)	13,354	13,354
Sales volumes (hl 000):		
– Lager	1,740	1,828
– Lager organic	1,740	1,828
– CSDs	5,946	5,622
– Other beverages	2,926	2,749
Average number of employees	6,410	6,873

Major brands

Aguila, Atlas, Bahía, Balboa, Barena, Club, Club Colombia, Costeña, Costeñita, Cristal, Dorada, Golden Light, Imperial, Pilsen, Pilsen Callao, Pilsener, Poker, Port Royal, Salva Vida, Suprema Cristal (bottled water), Tropical

*Bavaria information included since 12 October 2005

[1]Includes share of associates revenue

Figures correct at 5 June 2006 for operations and capacity. All other figures are for the year ended 31 March 2006.

preference. New marketing campaigns for Miller Lite recently debuted with the aim of retaining core consumers, attracting new consumers and increasing the impact of the successful on-premise activities of the past three years. With its comprehensive re-launch, Miller will focus on stabilising the share of Miller Genuine Draft, and will continue to invest in creating brand equity for the Miller High Life and Milwaukee's Best franchises. Finally, Miller will continue to maximise the long-term growth potential of Peroni Nastro Azzurro and Pilsner Urquell at superior price points with a new systemic focus on a differentiated approach to marketing and sales in the international worthmore premium segment.

Given the significantly higher level of aluminium costs, uncertainty in the pricing environment and Miller's commitment to invest in production, marketing and sales capabilities to fuel future growth, both volume and profitability are difficult to predict for the year ahead. In this environment, short-term fluctuations in both competitive price gaps and market segment share positions are to be expected. However, Miller remains confident that its brand-led, consumer-focused approach will allow it to achieve sustainable growth over time.

LATIN AMERICA



Latin America includes the results of the operations in Central America as well as those in South America for the period since the transaction involving Bavaria was completed on 12 October 2005. Following the initial investment in a 71.42% controlling effective interest in Bavaria, the group carried out further purchases of shares in Bavaria and also in its subsidiary companies. At the year end, the group held a 97.2% effective interest in Bavaria and had increased its effective economic interest in Backus in Peru to 93.3%. During the year the group also acquired the remaining 41.8% minority interest in the Central American business.

The results of the South America operations have been included for the first time. Since 12 October the units have performed according to our expectations at the time of the transaction. The Andean region as a whole has continued showing positive economic conditions with Colombia and Peru in particular experiencing strong GDP growth. Lager volumes of 15.3 million hectolitres for the six-month period to March 2006 were up by 7.5% over the comparable prior year period, while other beverage volumes of 4.8 million hectolitres (comprising malt beverages, carbonated soft drinks, water and juices) were up by 10% over the same period.

In Colombia, total beverage volume increased by 5% with beer volumes growing by 6% over the six-month period despite the loss of three days of sales because of the 'dry law' during the elections and the absence of an Easter period. Pricing was raised some 5%, on average, in the period. The results include the impact of initiatives that were already underway at the time of the transaction including a broader focus on the Costeñita brand, which included a new bottle, and the relaunch of Poker and Aguila in parts of the country. Major marketing activities have focused on trade initiatives such as refrigeration.

In Peru, the beer market grew in volume terms by 24%, however industry revenue growth was only 9% as a competitor entered at a price discount to the market and then subsequently implemented further aggressive price promotions. Our beer volumes were up 12% over the six-month period and our prices on average have fallen. Nevertheless, in the final quarter, we held an approximate 92% national beer market share and posted 15% growth in lager volumes over the prior year comparable three month period. Our principal brand, Cristal, gained market share in the final quarter, reaching 46% as compared to 41% in the previous quarter reflecting focused promotion activity in Lima and Trujillo. Pilsen Callao maintained its market share of 20% through focused promotional efforts in Callao and in the jungle cities.

Profitability has benefited from the strong volume trends in Colombia together with robust growth in Ecuador and Panama whilst in Peru the impact of the more competitive environment has restricted profit growth.

In South America, one-time integration and restructuring costs of US$11 million were incurred in the period under review and we expect further significant costs in the next financial year as integration initiatives get fully under-way. A regional office and management team have been established in Bogota and the outgoing chief executives in Colombia and Peru have been replaced by experienced SABMiller executives.

We have completed market-mapping for the brand portfolios and segmentation studies in each of the countries and will be completing our portfolio strategies shortly. We have enhanced our marketing capabilities through the appointment of specialist resources in the regional office and have separated marketing and sales functions in Colombia and Peru. In the areas of trade marketing and route-to-market we are customising a channel marketing approach using the best methodologies sourced from around the group. The region's strategic commodity requirements have been incorporated into the group's global procurement arrangements to access scale benefits.

Although we believe Bavaria to have been well-managed and profitable, significant opportunities exist in the South America operations to create further value by leveraging SABMiller expertise in category leadership, brand portfolio development, channel marketing, pricing management and the introduction of best in class operating practices. We have reviewed current operations in each of the countries and are refining our earlier broad estimates of cost productivity and performance improvement opportunities. We are structuring our findings into a prioritised integration programme, which will be rolled out in the coming year, and remain confident that the value benefit estimates for 2010 indicated at the time of the transaction will be met.

In Central America, performance in both El Salvador and Honduras was impacted by hurricanes. Total volumes for the year were 4% above prior year with carbonated soft drink volumes for the year at 6% above prior year, offsetting the decline in lager volumes which were 5% below prior year.

Volume grew in Honduras despite the impact of heavy rains and Hurricane Gamma during November 2005. Lager volume grew by 1% and a number of price increases were successfully implemented across the portfolio. Barena was launched to a contemporary target consumer segment and Port Royal was relaunched with a new bottle. Carbonated soft drink volumes grew by 3%, however overall CSD revenue fell due to mix issues in response to continuing competitor activity. Marketing investment grew significantly in support of Coca-Cola brands and increased market activation in beer.

The trading environment in El Salvador continues to be difficult, with continued economic slowdown, severe flooding and diminishing purchasing power. Lager volumes declined by 11%, following the excise tax increase in 2005 with the consequent price increases leading to a contraction in the Salvadoran beer market. In addition, a competitor entered the market in 2005 and whilst initially gaining a market share of some 14%, this has fallen to 6% in the final quarter. Carbonated soft drink volumes grew by 11% driven by a decrease in market pricing levels.

EUROPE



Total volumes rose 6% (5% on an organic basis) with strong volume growth in Poland, Russia and Romania. The business again produced excellent profit growth, with EBITA up 18% (14% in organic constant currency). Margin growth benefited from improved sales mix, as worthmore volumes rose by 12%, and increased productivity.

In Poland, volumes were up 11% compared to market growth of 5% and our market share improved to an estimated 37.5% for the year ended 31 March 2006. Several novel fridge and rack designs with improved trade service levels, plus targeted above-the-line advertising executions and enhanced point of sale material assisted this performance. In the upper mainstream segment, Lech's momentum continued with volume up 17%, and the first non-alcoholic variant of a major domestic brand, Lech Free, was launched in March 2006. At the premium end Redd's was up 12%, and two new flavoured variants, Redd's Red and Redd's Sun, were introduced. Tyskie is

Europe EBITA performance US$m


600
500
400
300
200
100
2002
2003
2004
2005[1]
2006

[1] IFRS adopted from 2005. All previous years are UK GAAP.

EUROPE

Key focus areas

- Build full brand portfolios
  - Refresh core mainstream brands
  - Building premium brands
- Innovation of products, packaging and point of sale
- Marketing to consumers and retailers, and winning at the point of purchase
- Achieving operational scale efficiencies

In Europe we will continue to invest in our brand portfolios, including our core mainstream brands that have sizeable double digit domestic market shares and our local and international premium brands in this fast growing segment. Working with our retailers, our trade marketing efforts will allow us to better support our brands from production to consumption.

	2006	2005	%
Revenue (US$m)	3,258	2,909	12
EBITA (US$m)	569	482	18
EBITA margin (%)	17.5	16.6	
Total number of lager breweries	19	18	
Lager brewing capacity (hl 000)	41,952	38,945	
Sales volumes (hl 000):			
– Lager	35,664	33,669	6
– Lager organic	35,519	33,669	5
Average number of employees	11,622	11,424	

Major brands

Arany Ászok, Dorada, Debowe Mocne, Dreher, Gambrinus, Lech, Miller Genuine Draft, Peroni, Peroni Nastro Azzurro, Pilsner Urquell, Redd's, Radegast, Šariš, Smadny Mnich, Timisoreana, Tri Bogatyra, Tropical, Tyskie, Ursus, Velckopopovicky Kozel, Zolotaya Bochka, Zubr

Figures correct at 5 June 2006 for operations and capacity. All other figures are for the year ended 31 March 2006.

stabilising at 4.9 million hectolitres, with a 17% share of the total market. Growth was strong in the lower mainstream segment and our Zubr brand grew by 48%. Further capacity has been installed in Poland bringing total production capability to 12.5 million hectolitres.

Improving product visibility and cold availability, expanding on-trade share and key account presence, and further development of premium brand organisational capabilities continue as major focus areas. Pricing remains constrained in the industry and on average declined 3% in real terms, with Kompania Piwowarska achieving selective price increases.

In the Czech Republic, volumes grew 2% assisted by strong March volumes while the industry was level, and as a result our domestic market share increased slightly. The Pilsner Urquell brand grew 2% domestically and 4% overall, while Germany and the USA were strong export markets. Gambrinus remains the market leader with a 26% share. A complete packaging redesign, including bottles, labels and crates, was launched for the Gambrinus brand at the end of the year.

Industry pricing remains muted with a 1% real decrease during the year. Plzeňský Prazdroj (PP) on-trade volume grew 9% and continues to be a key value enhancing segment, with its overall value share estimated to be 4-5 percentage points ahead of its market volume share. During the year, productivity was improved, particularly through regional procurement activities, boosting margins. Capital projects currently under way will increase PP's production capacity to 9.8 million hectolitres. In October 2005, the remaining 3.1% interest in PP held by minority shareholders was acquired.

In Russia, second half volumes accelerated bringing the full year's volume growth to 14% against the industry's estimated 7%. We continue to focus on the premium segment and, with a market share of 5%, we have an estimated 15% share of the national profit pool. The combined growth of Miller Genuine Draft and Redd's exceeded 7%. Kozel grew by 55%, making it the largest licensed brand in Russia according to AC Nielsen. Zolotaya Botchka, our local premium brand, grew 11%. Margins were assisted by increased procurement from local sources. An increase of 20% in our sales force and the extended cooler programme have improved our focus on selected geographies as well as the on-trade. Additional canning capacity has been installed and planning for Kaluga's expansion to six million hectolitres is in progress.

In Italy, Birra Peroni's performance was creditable given the effective 27% increase in excise on lager per hectolitre, which followed a similar increase in the previous year. Total branded volumes grew by 1% with the trademark brands, Peroni and Nastro Azzurro, performing well with 2% and 9% growth respectively. A managed exit strategy from private label saw our volumes in this segment decline 41%. The net result is a far better portfolio with revenues per hectolitre up 9% and a significant improvement in gross margins.

Notwithstanding the overall weakness of the Italian economy and the pressure on FMCG pricing, Birra Peroni has been able to exploit limited pricing opportunities and successfully implemented increases of up to 3%. We increased investment in marketing behind our trademark brands, introduced a new approach towards independent distributors, focused on driving channel share in selected local markets and established a new sales organisation.

Ursus Breweries in Romania produced an improved performance with EBITA margin expanding significantly driven by production efficiencies and an estimated market value share increase to 23%. Our organic volume growth was constrained to 5%, compared to the industry's 8%, due to capacity limits specifically for PET. Production capacity is now being expanded to 3.9 million hectolitres. We continued to focus on the Ursus Premium brand which grew 9%. Timisoreana Lux was the fastest growing brand in the market, up 48% as distribution reach expanded. Distribution and trade development of the imported Peroni Nastro Azzurro brand will be extended in the coming year, while recently launched Stejar (Strong) will be rolled out selectively.

Our Canary Islands operations benefited from the prior year's restructuring. Although both the industry and our volumes were down, EBITA was well ahead. In Slovakia, volumes were down 3% but productivity boosted margins, and profits were up. The Pilsner Urquell brand continued its strong growth performance of recent years. In March 2006 the Slovakian anti-monopoly office approved our acquisition of an initial investment in Topvar with rights to acquire up to at least 67% by September 2006. The Dreher brewery in Hungary delivered improved financial results in difficult market conditions reflecting continued productivity improvements. Volume was marginally ahead in a market down 4%. Overall market share was up 1% to 28%.

> Poland volumes up **11%**, estimated 37.5% market share

In the United Kingdom, investment is being made behind Miller Brands (UK) Limited which was launched in 2005 to market, sell and distribute our international premium beer brands. Peroni Nastro Azzurro, Miller Genuine Draft, Castle Lager and Pilsner Urquell have all been successfully transitioned from their previous arrangements to the Miller Brands business and further investment is planned for the current financial year.

AFRICA AND ASIA



Africa

Reported lager volumes grew 3% overall, driven by strong underlying growth in Mozambique (9%), Tanzania (5%) and Uganda (39%), where we benefited from good economic fundamentals combined with an operational focus on improved product availability. Volumes declined in Zimbabwe and Botswana, both of which were impacted by poor economic performance and currency devaluation.

In Tanzania, new packaging was introduced during the year for Castle Lager, Redd's, Kilimanjaro and Pilsener Lager which accelerated the growth of the brand portfolio. Efficiency improvements in distribution were gained through introducing direct deliveries in the Kilimanjaro region to improve rural market penetration, outsourcing secondary distribution in other regions, and opening additional warehouses and a new depot.

In Mozambique, the key driver of volume growth was improved sales and distribution execution on the back of an extended company depot network, as well as improved on-premise trade service through provision of additional refrigeration and draught dispensing units. The upgrade in the Maputo brewery packaging facilities during the year led to a significant change improvement in quality and production efficiencies.

In Uganda, volume growth was driven by Eagle and Eagle Extra, our clear sorghum beers, which were developed with the participation of local cereal farmers, together with strong demand for value brands in an expanding market. This has led to a 5%

AFRICA AND ASIA

Key focus areas

- Growth though clearer brand segmentation
  - Expanding beer's share of alcohol by introducing more affordable brands in Africa
  - Achieve improved pricing in Asia
- Improve product availability
  - Broaden distribution to more rural areas in Africa
  - Create more efficient routes to market in Asia
- Invest to realise productivity efficiencies and integration synergies

There is scope for consumption growth and productivity improvement in all our African markets. In China we have the largest brand in the world's biggest beer market, and in India we are leading efforts to develop the emergent beer industry.

The reported 2006 EBITA margin has reduced from the prior year's level as a result of the strong growth of the lower-margin Asia businesses

	2006	2005	%
Group revenue[1] (US$m)	2,221	1,937	15
EBITA (US$m)	422	383	10
EBITA margin (%)	19.0	19.7	
Total number of lager breweries	68	61	
Lager brewing capacity (hl 000)	72,826	68,179	
Total number of sorghum breweries	28	29	
Sorghum brewing capacity (hl 000)	10,908	9,382	
Total number of bottling plants	17	17	
Bottling capacity (hl 000s)	14,728	13,034	
Sales volumes (hl 000):			
– Lager	50,956	39,505	29
– Lager organic	45,211	39,505	14
– CSDs	4,061	4,667	(13)
– Other beverages (water, sorghum and juices)	13,093	11,538	13
Average number of employees[2]	10,557	6,995	

Major brands

2M, Bohlinger's, Blue Sword, Chibuku (sorghum), Club, Eagle (clear sorghum), Haywards, Laurentina, Kilimanjaro, Knockout, Manica, Mosi, Ndovu, N'gola, Nile Special, Rhino, Royal Challenge, Safari, Snow, St Louis, Zambezi

[1]Includes share of associates revenue
[2]Excludes Castel and Algeria/Morocco

Figures correct at 5 June 2006 for operations and capacity. All other figures are for the year ended 31 March 2006. Employee figures exclude associates.

increase in market share to 51%. The improvement in volumes and the increased local sourcing of raw materials enhanced margin.

In Botswana, the currency devaluation of 12.5% announced in May 2005 followed an 8% devaluation in the previous year, fuelling domestic inflation and resulting in a decline in consumer discretionary spending that negatively impacted lager volumes (down 6%) and CSD volumes (down 12%). The economic problems in Zimbabwe led to significant volume declines in lager and soft drinks.

CSD volumes, excluding Zimbabwe, recorded modest positive growth for the year. Angola recovered in the second half, recording 5% growth for the year from improved market focus, despite increased pricing competition following a new entrant to the market in the first half. Increased capacity was introduced in the year with a new packaging line which has reduced the reliance on imports whilst growing the returnable market.

EBITA margins grew, driven by improvements in productivity in most countries that offset the impacts of the Botswana and Zimbabwe devaluations on imported costs and increased fuel prices across all operations.

Our Castel associates enjoyed strong growth in lager beer up 10% with significant contributions coming from Angola and Ethiopia.

Asia

China maintained the momentum reported at the half year, recording organic lager volume growth of 17% (28% reported) for the year, above industry levels. All regions posted meaningful growth including the competitive North East region. The Snow brand enhanced sales mix by growing significantly at a higher average price and is now China's number one brand by volume at 17.3 million hectolitres following focused initiatives in brand marketing and in distribution.

The overall positive developments in pricing seen in the prior year continued in the reported year despite increasingly competitive markets. Improvements in

In 2005, Snow was the biggest lager brand in China, and one of the 10 biggest lager brands in the world.

underlying EBITA margin were achieved as the business was able to increase net revenue per hectolitre by 6% during the year whilst absorbing the higher input costs through productivity improvements.

Good progress has been made with integrating our previous year's acquisitions in the Jiangsu region as well as the other smaller acquisitions made during the year in the Central region. Phase one of the Guangdong greenfield brewery was concluded on time and within budget in February 2006 and is now fully commissioned.

India is consolidated in the results for the first time following the purchase in May 2005 of the balance of the joint venture with the Shaw Wallace group. Satisfactory annual volume growth of 9% was achieved for the year on a pro forma basis, despite a slow start to the year due to regulatory issues in Andhra Pradesh. The last quarter ended strongly, up 17% year-on-year. Industry reform remains a key issue; however the business was able to achieve price increases in key states during the year. Overall the business is well poised for ongoing growth with planned capacity expansion, particularly at Charminar in Andhra Pradesh, and improvements being achieved in quality and productivity.

South Africa



Beverages

Lager and CSD volumes continued their positive growth trends during the year despite the absence of an Easter period. Buoyant first half volume growth was however tempered by cooler weather, slower wage growth and increased consumer expenditure on durable and semi-durable items in the latter part of the year. Whilst reported lager volumes were level, volumes were up 1% on a comparable basis after adjusting for a transfer of management responsibility to the Africa and Asia business for sales to Angola during 2004.

Our premium brands (including Castle Lite, MGD and Amstel) grew by 45% on last year. During the year new 660ml packs were introduced for MGD and Brutal Fruit, enhancing availability and value for money

South Africa – Beverages

Key focus areas

- Focus on route to market with improved market penetration
- Continue to provide a balanced, strong and differentiated portfolio of brands
- Continuously improve cost competitiveness
- Look to innovation for further sources of growth

In South Africa, the economic momentum continues. Strong consumer spending has resulted in continued growth in beer volumes, albeit at moderating levels. The premium segment is growing strongly, allowing customers to trade up at drinking occasions. The soft drinks business is benefiting from increased consumer spending and market penetration.

	SA Beverages 2006	SA Beverages 2005	%
Group revenue[1] (US$m)	4,204	3,995	5
EBITA (US$m)	1,062	956	11
EBITA margin (%)	25.3	23.9	
Total number of lager breweries	7	7	
Lager brewing capacity (hl 000)	31,160	30,715	
Total number of bottling plants	10	10	
Bottling capacity (hl 000)	20,480	17,471	
Sales volumes (hl 000):			
– Lager	25,951	25,912	–
– CSDs	13,749	13,305	3
– Other beverages	1,234	996	24
Average number of employees	10,078	9,616	

Major brands

Castle Lager, Carling Black Label, Hansa Pilsener, Castle Lite, Castle Milk Stout, Amstel, Sterling Light Lager, Redd's, Brutal Fruit, Appletiser

South Africa – Hotels and Gaming

	2006	2005	%
Group revenue[2] (US$m)	321	289	11
EBITA (US$m)	84	73	14
EBITA margin (%)	26.1	25.2	
RevPar (US$)[3]	55.87	51.45	9

[1]Includes share of associates revenue
[2]Share of associates revenue
[3]Revenue per available room

Figures correct at 5 June 2006 for operations and capacity
All other figures are for the year ended 31 March 2006.

as an accessible premium offering. Peroni Nastro Azzurro was launched during the year adding to the premium portfolio. Market share of the liquor category increased to almost 59%, and share of the premium beer segment increased to almost 80%.

Total soft drinks volumes increased by 5% with strong growth in other beverages, in particular the water portfolio, and 3% growth in CSD volumes. Volumes during the traditionally slower winter months were boosted by increased sales and promotional activity, relatively warmer weather and improved operational focus, whilst volumes in the second half were impacted by cooler weather.

Sales volume growth in both lager and soft drinks categories, supported by price increases and favourable mix benefits, increased revenue. Low commodity prices and the relatively firm currency resulted in brewing raw material costs increasing only marginally, although fuel costs were significantly higher.

The above combined with ongoing focus on cost productivity delivered strong EBITA growth of 14% in constant currency.Margins improved by 140 basis points to 25.3%.

The market penetration initiatives in both the beer and soft drink markets gained momentum. As a result of the issuance of liquor permits in two provinces and a greater emphasis on the sales and distribution in the beer business the customer base increased by almost 22% during the year. Soft drinks increased its customer base by 7%.

The introduction of new labelling capability in our lager production plants is on schedule and will provide additional flexibility for improved product offerings to the consumer. During the year new sales and distribution systems were introduced which will further enhance market information and our service capabilities. New production capability was introduced in the soft drinks business with the commissioning of an aseptic packaging facility in Midrand.

The normalisation of the liquor trade continues to progress slowly, hampered by administrative and legislative constraints in a number of provinces. During the year over 6,000 of our newly licensed taverners were trained in business skills in line with our commitment to enhance their commercial skills.

> SA Beverages margins up
> **140**
> basis points to 25.3%

The development of the liquor industry charter in line with the BEE (Broad Based Black Economic Empowerment) Act is linked to the publication of draft codes of good conduct issued by the Department of Trade and Industry which is currently undergoing an extended consultation process. Completion of the codes is required before the liquor industry charter can be finalised. We believe that the final codes will be published later in 2006, following which the liquor charter will be completed.

The positive economic growth that has been experienced over the past years is expected to continue, although lower wage settlements, as a result of reduced inflation levels, and increased consumer demand for durable and semi-durable goods may impact beverage consumption growth levels.

Sales of Appletiser in South Africa continued to show strong growth buoyed by the new pack design introduced at the end of last year, a new bulk pack size and effective promotions. Grapetiser emulated the encouraging trend shown by Appletiser and the initial launch of Peartiser has been very well received by consumers. International sales saw good growth in the year, particularly in Europe. EBITA margin improvements reflect the higher volumes and operating cost controls.

Distell's domestic sales volumes increased, with further gains in the spirits category contributing to improved sales mix. International volumes also grew, continuing the trends seen in prior years. The improved sales mix and containment of costs contributed to improved earnings. However, our share of earnings has been impacted in the current year by a one-off charge in relation to the BEE project announced in the current year which will result in a dilution of the share of earnings attributable to all shareholders.

Hotels and Gaming

The group is a 49% shareholder in the Tsogo Sun group. Tsogo Sun benefited from the strong South African economy, including reduced inflation, lower interest rates and tax relief. Consumer spending has grown as a result, and this has had a positive effect on both the Gaming and Hotel sectors. Tsogo Sun reported a revenue increase of 11% with group revenue rising to US$321 million.

Tsogo Sun Gaming posted a 16% increase in gaming win in constant currency terms in line with regional industry growth levels. Hotels reported improved occupancy levels which, together with higher room rates, assisted in improving Revpar by 12% in local currency terms. This improved level of trading, assisted by good overhead cost control, resulted in an EBITA margin improvement to 26.1%.

Sustainable development review

Key achievements

- Strategic review of our corporate accountability approach and a re-appraisal of the key issues impacting our business and our stakeholders. Defining a new strategic framework focusing on 10 sustainable development priorities.
- Continuing to make a positive contribution to the ongoing discussions on how most effectively to address irresponsible drinking on a global, regional and local basis.
- Reducing costs of water, energy, waste and packaging with the associated lower impact on the environment.
- Building on initiatives to reduce the impact of HIV/Aids on our employees and their families, particularly in Africa, but extending to other markets. This work will reduce business risk and costs.
- Investing in the health and education of our communities and fostering entrepreneurship to contribute towards a more successful future.

Overview

Our ability to be successful and profitable is inextricably linked with the health and prosperity of the communities in which we operate. When economic and development indicators improve, communities and businesses get wealthier. In this situation, businesses can think and act in the long term and have more to invest in their businesses and communities, employment grows and a virtuous circle is created.

This is why we aim to make a long-term and sustainable impact on poverty through our business activities. We create jobs, we create markets for entrepreneurs and we transfer skills to our employees and those in our value chain.

We submit evidence on our sustainable development progress to organisations such as the JSE Limited SRI Index and the UK's Business in the Community Environment Index. We passed on all four categories (governance, social, environment and ethics) in the JSE SRI Index and have been assigned an overall score of 78.74% by Business in the Community, a significant improvement over the 59.57% score of the previous year.

Strategic review

The 10 sustainable development priorities identified by the strategic review of our approach to corporate accountability are:

The need to:

- discourage irresponsible drinking
- make more beer but using less water
- reduce our energy and carbon footprint
- have a vibrant packaging reuse and recycling economy
- work towards zero waste operations
- have supply chains that reflect our own values and commitment to sustainable development
- have respect for human rights
- bring benefit to the communities we serve
- contribute to the reduction of HIV/Aids within our sphere of influence
- be transparent in reporting our progress on these environmental and social sustainable development priorities

For each priority, we have formalised a position statement for the group. We are finalising a process whereby each operation can measure its progress against each priority, recognising that we require certain minimum standards across the group as well as allowing flexibility for local market needs.

The context of the review of our sustainable development strategy and more information on the 10 sustainable development priorities, including further examples of our programmes, can be found at www.sabmiller.com, as part of the 2006 Sustainable Development Report.

Discouraging irresponsible drinking

We continue to both discourage irresponsible drinking and contribute to the alcohol debate along with other industry bodies and non-governmental organisations.

Our Alcohol Manifesto and Code of Commercial Communication introduced two years ago are being systematically adopted and embedded across the organisation and we also have a system to monitor compliance. Internal training continues in all operations to ensure awareness of our responsibilities to retailers, taverners and also to consumers.

As an example of one of our programmes, in South Africa we launched the 'Draw the Line' campaign which focused on several aspects of responsible drinking, including not drinking when underage, during pregnancy or while driving. This significant campaign is the latest step in addressing alcohol-related harm in this market.

In Poland we worked with relevant government authorities, retailers and taverners to launch a campaign to prevent underage drinking. A marketing awareness campaign including a 'carrot and stick' approach of awarding responsible shop assistant certificates and yellow warning cards respectively, achieved its goals of reducing sales to underage people. In post campaign research, 75% of the stores which worked closely on the project did not sell alcohol to minors and neither did 91% of stores which were awarded certificates. Although further work is required, those surveyed believed that the campaign was a valuable initiative which reinforced the prohibition of selling alcohol to underage people.

Making more beer but using less water

Given the prevalence of water shortages and droughts around the world and our dependence on this precious natural resource, reducing the use of water is one of our main environmental priorities. According to United Nations data, around 52% of our current production volume is likely to originate from plants operating in countries that have some nature of water vulnerability and this is expected to increase.

We have reduced our average group water consumption from 4.75 hectolitres of water per hectolitre of beer last year to 4.61 hectolitres, against an industry average of 5.0 hectolitres (UNEP Environmental Management in the Brewing Industry).

As well as reducing the use of water, two other areas of focus are engaging with suppliers to better understand our extended water footprint and considering the needs of the communities where we operate.

To reduce the use of water, two operations in Poland and South Africa, for example, are using a new system which recycles water to wash crates. In Poland, water is recycled from the bottle rinsing process and has saved both water and electricity costs. In South Africa, water previously used to sterilise beer filters is recycled. This has reduced effluent costs as well as water consumption.

As an example of working with the community, we upgraded our wastewater treatment plant in Velke Popovice (in the Czech Republic) which supplies the town as well as the brewery. This upgrade also resulted in using 70% less energy, reducing sludge by 60% and fewer emissions.

Reducing our energy and carbon footprint

Most environmental experts agree that energy usage and climate change, and therefore water shortages, are inextricably linked. Governments are increasingly using taxes and emission caps to discourage the use of carbon-based fuels. Consequently we need to continually search for ways to efficiently reduce our use of energy and generation of carbon-based emissions for both commercial and environmental benefits.

As well as measuring direct and indirect emissions, operations assess plant energy efficiency (last year the average amount of energy used equated to 160mj/hl), renewable energy and carbon management, and undertake carbon footprinting research.

In Tanzania and Mozambique, for example, breweries are introducing a new heat recovery system on their wort kettle to recover energy which is used to pre-heat the wort of the next brew. In South Africa we reduced the electricity we used in the Ibhayi brewery and Perseverance depot by 10%. As part of the internal awareness campaign of these operations, employees were able to swap up to five incandescent bulbs for five energy saving bulbs for use at home.

Packaging reuse and recycling

Social and commercial pressures encourage businesses to contribute to packaging reuse and recycling to reduce volumes of packaging which ends up in landfill sites or as litter in urban and rural areas.

We encourage all our companies to use the most environmentally suitable packaging available in their countries. The businesses are assessing the potential of light weighting of bottles and cans, increasing recycled content of packaging substrates and improving post-consumer recycling facilities. They are also being encouraged to reduce and eventually eliminate the use of heavy metals.

As examples of their programmes, continual technological innovations at Miller have reduced the weight of cans by 45%, a glass recycling initiative in South Africa has set up 16 collection points where villagers and taverners can exchange empty bottles for cash and Zambia's recycling requirements have resulted in the setting up of an independent plastic recycling business, creating 40 jobs.

Working towards zero waste operations

Hand in hand with reuse and recycling is reducing operational waste, other than packaging waste. Waste disposal costs are increasing and laws are becoming stricter and better enforced.

For SABMiller, the majority of wastes produced in breweries are recyclable or reusable to some extent. We aim to create a low or even zero waste culture across the business. Miller, for example, has reduced the amount of waste sent to landfill by 40% through training employees, removing recyclables from the waste stream, improving equipment maintenance and other initiatives.

As with other examples of our programmes around the world, in South Africa spent yeast is sold to the manufacturers of health foods and savoury spreads, whilst the spent grain is sold to farmers as animal feed. In the Czech Republic, we have a separation system for waste labels which are delivered to cement factories to be used as an alternative fuel. At Miller's Milwaukee brewery, bulk glass bottle truck shipments use air bags to prevent breakage and the one-way bags weighing 5 lbs had previously gone to landfill. However, by working with the supplier they were converted to reusable bags which reduced supplier costs and avoided 17 tonnes of landfill waste per year.

Working with supply chains

Our businesses spend over US$5,700 million with suppliers around the world and support an estimated 1.6 million jobs (in the supply chain, retail and distribution networks). In addition to commercial factors, responsible procurement is an increasingly important issue and we need to demonstrate an understanding of, and commitment to, basic human rights and positive social, environmental and ethical behaviour within our supply chain.

As an example of working with farming communities, last year we launched a 'Working in Partnership' initiative in India, aimed at developing a high quality barley industry. This initiative used a co-operative farming model to unlock the potential benefits of economies of scale. The scheme is expected to become self funding after year three and it is anticipated that both the farmer and SABMiller gross margin will be improved by better yields, better pricing and lower supply chain costs.

Local sourcing benefits local farming communities and can also be more cost effective for us. We have recently moved the sourcing of 200 tonnes of hops from Europe to George in South Africa and our businesses in Mozambique and Tanzania have shifted from imports to locally sourced sugar.

Respecting human rights

The challenge for any global operation is acknowledging and respecting the diverse national cultures, differences in, and interpretation of, laws whilst also respecting the values of the international community such as the Universal Declaration of Human Rights.

Given this, it is our responsibility to demonstrate a commitment to upholding human rights principles including encouraging diversity in relation to our employees, our suppliers and the communities where we operate. We are taking a formal approach to ensure all our operations understand our policies and practices which will be tackled appropriately in different countries. As a first step we will liaise with our managers in Africa and Asia to more fully understand what issues exist in each country, how they are managed locally and whether gaps exist and if they do, how they should be addressed.

As an example of our efforts on the ground, in Honduras we have developed an education programme, including training in alternative crop production, at our Anunosa plant to eliminate the employment of children in sugar cane fields.

Benefiting communities

Operating in some 60 countries across five continents, we have a responsibility to be an active employer in our communities around the world. Each of these communities provides our staff, suppliers and customers and therefore it is in our interest to ensure that these communities are economically and socially sound.

Three group themes – sustainable enterprise and entrepreneurship, sustainable water resources and HIV/Aids – complement local initiatives which are relevant to local markets.

During the year ended 31 March 2006 we invested over US$19 million (0.8% of profit before tax) in community programmes. These range from supporting young entrepreneurs to funding educational programmes.

For example, the Miller REACH programme focuses on five key areas: responsibility, employment, Aids and HIV, cultural diversity and heritage initiatives. In the Czech Republic, the Citizens' Choice programme provides grants to non-governmental organisations and regional institutions focusing on education, health and social welfare, environment and culture. In the last four years the programme has granted nearly US$1 million and has supported more than 100 projects.

In India a primary healthcare project has focused on education in sanitation and preventative healthcare to the villages neighbouring our largest brewery.

In partnership with public health centres, the project has included training health workers and forming community based organisations to enable them to manage aspects of the project themselves.

Contributing to the reduction of HIV/Aids

HIV/Aids is a challenge for our businesses in Africa with an impact on skills, health and well-being of our employees and customers, and on the perception of our business in local communities.

The extent of the HIV/Aids pandemic and related socioeconomic consequences in some countries, requires us to manage this as an operational and reputation priority. Our key areas of focus have been to manage existing infections through voluntary counselling and testing and managed healthcare, which includes free anti retro-viral treatment where necessary for employees and their direct dependents. We also aim to prevent new infections through education programmes which include influencing behaviour and attitudes.

Our goal is to eradicate the stigma which surrounds HIV/Aids and create an environment where employees feel safe to disclose an HIV positive status. Testament to the effectiveness of the 'Confronting Prejudice and Stigma Campaign' is the increasing number of employees who are willing to share their HIV/Aids status with their colleagues, confident that they will be supported rather than shunned.

In our efforts to extend our impact through our sphere of influence into the supply chain, we have included HIV/Aids education into the business skills training for our contract drivers in South Africa. Our intention is to roll this programme out in other countries in Africa during 2006.

Both Zambia and Uganda have initiated partnerships with local non-governmental organisations to provide voluntary counselling and testing (VCT), as well as treatment where necessary, in communities adjacent to the plants.

Transparency in our reporting

Because companies are coming under increasing scrutiny regarding their social, environmental and ethical performance, transparency is one of our sustainable development priorities.

We have recently completed a project with the Corporate Citizenship Company which has helped us identify all the data collection routes for the 10 priorities, including transparency.

At group level, as well as our annual Sustainable Development Report, we will regularly update our website, www.sabmiller.com. On a local level, all our operations are encouraged to report their own progress and results. For example our operations in Poland, the Czech Republic and South Africa have produced their own sustainable development reports this year.

As well as social, environmental and ethical matters, transparency is also applied to product quality, consumer satisfaction and competition concerns.

An employer of choice

SABMiller aspires to be an employer of choice. The calibre and commitment of our people sets us apart, and it is through our people that we can achieve our vision to be the most admired company in the global beer industry. During 2005 we revised and restated our vision, mission and values for the whole organisation. Entitled 'Working Together', this was cascaded to employees around the world through workshops, briefings and communication materials.

During the last year, we employed a total of 53,772 people (2005: 40,892) across the countries where we have operations. Total remuneration amounted to US$1,723 million (2005: US$1,426 million). A detailed account of our commitment to employees is provided in a supplement to our annual sustainable development report, available on www.sabmiller.com.

Health and safety

The health and safety of our workforce is of fundamental concern. We seek to ensure that working conditions are as safe as possible and we monitor accident rates worldwide. Last year overall safety rates improved and efforts to enhance further performance centred on operations with below average performance. Most regrettably during the year two employees, one in Slovakia and one in South Africa, lost their lives while at work (2005: zero).

Training

Continued investment in the capabilities of our people is vital for improved business performance. Last year investment in training averaged 4.4 days per employee across our operating companies (2005: 3.8 days).

Diversity

To get the best from our people and the environment in which we operate, we seek to value and respect their diversity. Across the group, 21% of our employees are women, including 25% in management positions (2005: 19% and 22% respectively). In South Africa, due to the nature of our environment, our business continues to take action to meet targets required to ensure representation at all levels, and occupational categories: overall, the proportion of Asian, Black and Coloured representation in the total South African workforce remained broadly static at 73.5% (2005: 72.6%), while the proportion among senior executives increased to 30.2% (2005: 26.2%).

Labour standards

SABMiller upholds the expectations of the Universal Declaration of Human Rights and we believe our employment practices also conform to the core labour standards of the International Labour Organisation. Each operating company provides an annual declaration that, having checked, its operations are in compliance with labour laws and regulations in its local jurisdictions.

The future

Following our review and the identification of our 10 sustainable development priorities, we will aim to build on the progress we have already made this year. We will be completing the consultation process within and outside of the company and we will be working with all our operations to help them ascertain how they measure against each of the priorities and their goals, dependent on the relevance of the priorities in their country.

By the end of the year, we plan to have a structured overview of the business which will inform us where we are on the priorities and what we need to do to plug any gaps. We will also be able to define where we can stretch our goals.

We will also embed our framework within our new South American businesses which have become a part of the group following the merger with Bavaria.

For further information refer to our sustainable development report at **www.sabmiller.com**

1. The directors' report on corporate governance

SABMiller continues to be committed to the highest standards of corporate governance. The board strives to provide the right leadership, strategic oversight and control environment to produce and sustain delivery of value to all of the company's shareholders, the majority of whom are resident in the USA, South Africa and the UK. The board applies integrity, principles of good governance and accountability throughout its activities and each director brings independence of character and judgement to the role. All of the members of the board are individually and collectively aware of their responsibilities to the company's stakeholders.

This report describes our approach to corporate governance, and explains how we apply the Combined Code on Corporate Governance.

2. Compliance with the Combined Code

Throughout the year ended 31 March 2006, we complied with the Combined Code, except in the following respects:

(a) at least half the board, excluding the Chairman, were not independent for the purposes of the Combined Code. With effect from the retirement of Mr Ning Gaoning at the Annual General Meeting in July 2005, the board satisfied the independence requirements of the Combined Code, but ceased to do so with effect from 9 November 2005, with the appointment to the board of Mr Santo Domingo Dávila and Mr Pérez Dávila as non-executive directors who, as nominees of the Santo Domingo Group, are not independent for the purposes of the Combined Code;

(b) the audit committee did not consist solely of independent directors, as the committee includes Ms De Lisi, an Altria nominee, who is not independent for the purposes of the Combined Code;

(c) the chairman of the nomination committee, although considered by the board to be independent in character and judgement, was not independent for the purposes of the Combined Code; and

(d) two directors were not able to attend the 2005 Annual General Meeting due to prior commitments.

3. Board of directors: composition and independence

Our board consists of the Chairman (Mr Kahn); six independent non-executive directors (including Lord Fellowes, the Senior Independent Director); five non-independent non-executive directors; and two executive directors (Mr Mackay, the Chief Executive, and Mr Wyman, the Chief Financial Officer).

The size and certain aspects of the composition of the board and of the audit, nomination and corporate accountability and risk assurance committees are determined primarily by the terms of our relationship agreement with Altria Group, Inc. (which was originally approved by shareholders in 2002 as part of the Miller transaction, and was amended, with shareholders' approval, in 2005 as part of the Bavaria transaction), and by the terms of our relationship agreement with BevCo LLC (a holding company of the Santo Domingo Group), which was approved by shareholders in 2005 as part of the Bavaria transaction.

The agreement with Altria limits the size of the board to a maximum of 15 directors, of whom no more than two are to be executive directors, up to three are to be non-executive directors nominated by Altria, up to two are to be non-executive directors nominated by BevCo, and up to eight are to be non-executive directors appointed by the board. The agreement with BevCo allows BevCo to nominate up to two non-executive directors for appointment to the board.

Altria and BevCo each have the right under their respective agreements to nominate one director for appointment to the nomination committee (although neither has exercised their right). BevCo has the right to nominate one director for appointment to the corporate accountability and risk assurance committee (although it has not exercised this right), and Altria has the right to nominate one director for appointment to the audit committee (which it has exercised).

For the determination of independence for Combined Code purposes, the board considers six directors not to be independent: Mr Bible and Ms De Lisi, as they are nominees of Altria, the company's largest shareholder; Mr Santo Domingo Dávila and Mr Pérez Dávila, as they are nominees of the Santo Domingo Group, the company's second largest shareholder; Lord Renwick of Clifton, because of his position with JPMorgan Cazenove, an investment bank which has in the past three years had a material relationship with the company; and the Chairman, Mr Kahn, who is a former Chief Executive of the company and has served continuously on the board, and on the board of the company's predecessor, since 1981 (although he has been a director of the company only since 1999). The Chairman is deemed not to be independent under the Combined Code.

For the first four months of the year under review (until the Annual General Meeting in July 2005), Mr Ning Gaoning served on the board. As Mr Ning was Chairman of China Resources Enterprise, Ltd, which has a 51% stake in China Resources Snow Breweries Ltd, an associate in which SABMiller indirectly holds the remaining 49%, he was not regarded as independent for the purposes of the Combined Code.

The board considers six directors – Ms Doherty, Lord Fellowes, Mr Morland, Mr Manser, Mr Manzoni and Mr Ramaphosa, to be independent. Until 11 January 2006, Mr Ramaphosa was a chairman of Johnnic Holdings Limited, which has a 9.5% equity interest in Tsogo Investment Holdings Limited and is the principal shareholder of Durban Add-ventures (Pty) Ltd, which in turn owns 40% of Tsogo Sun KwaZulu Natal (Pty) Ltd. The other 60% of Tsogo Sun KwaZulu Natal (Pty) Ltd is owned by Tsogo Sun Holdings (Pty) Ltd, in which the group has a 49% shareholding. In the opinion of the board, this minor relationship did not affect Mr Ramaphosa's independence, and the board therefore regarded Mr Ramaphosa as being independent throughout the year under review. Ms Doherty was appointed to the board with effect from 1 April 2006. For ease of reference, directors' independence status for Combined Code purposes is indicated in the table on page 36.

The board continues to believe that its overall composition remains appropriate, having regard in particular to the independence of character and integrity of all of its directors, and the experience and skills which they bring to their duties. The board also considers that the composition of the audit committee remains appropriate, given Altria's interest as the company's largest single shareholder. The board is satisfied that, having regard to the terms of the relationship agreement between the company and Altria, and to the experience and background in financial matters of the director nominated by Altria as a member of the audit committee, the independence and effectiveness of the audit committee in discharging its functions in terms of the Combined Code are considerably enhanced and not compromised. Lastly, the board believes that Lord Renwick's diplomatic and business experience and his role as vice-chairman of a leading investment bank position him extremely well to chair the deliberations of the nomination committee in assessing potential candidates for nomination to the board. Accordingly, the board believes that the departure from the requirements of the Combined Code as to the independence of the nomination committee chairman is justified, particularly having regard to Lord Renwick's independence of character and judgement.

4. How the board operates

4.1 Board meetings and attendance

The board met seven times during the year, in addition to the AGM. Directors' attendance at board and committee meetings and at the AGM is set out in the

Directors' attendance (1 April 2005 to 31 March 2006) and committee membership

	Board		Audit		Remuneration		Nomination		CARAC		
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible	AGM
J M Kahn*	7	7					1	1	3	3	✓
E A G Mackay*	7	7							3	3	✓
M I Wyman*	7	7							2	3	✓
G C Bible*	6	7									×
N J De Lisi*	5	7	3	4							✓
M E Doherty†•	–	–									N/A
Lord Fellowes†	7	7	4	4	4	4	1	1	3	3	✓
P J Manser†	7	7	4	4	4	4	1	1	3	3	✓
J A Manzoni†	7	7			4	4			3	3	✓
M Q Morland†	7	7	4	4	4	4	1	1			✓
Ning Gaoning*•	0	3									×
C A Pérez Dávila*•	2	2									N/A
M C Ramaphosa†	6	7							3	3	✓
Lord Renwick*	7	7					1	1			✓
A Santo Domingo Dávila*•	2	2									N/A

* considered not independent for Combined Code purposes
† considered to be independent for Combined Code purposes
• appointments and resignations:
– Ms Doherty was appointed to the board with effect from 1 April 2006
– Mr Ning Gaoning resigned from the board on 28 July 2005
– Mr Pérez Dávila and Mr Santo Domingo Dávila were appointed to the board with effect from 9 November 2005

table above. The Altria nominees waived their fees during the period under review.

In the few instances where a director has not been able to attend board or committee meetings, any comments which he or she has had arising out of the papers to be considered at that meeting, have been relayed in advance to the relevant chairman.

4.2 Operation of the board
The board sets the strategic objectives of the group, determines investment policies, agrees on performance criteria and delegates to management the detailed planning and implementation of those objectives and policies in accordance with appropriate risk parameters. The board monitors compliance with policies and achievement against objectives by holding management accountable for its activity through monthly and quarterly performance reporting and budget updates. In addition, the board receives regular presentations, on a rotational basis, from the divisional managing directors as well as from directors of key group functions (marketing, corporate affairs and human resources), enabling it to explore specific issues and developments in greater detail.

Board and committee meetings are held in an atmosphere of intellectual honesty of purpose and integrity, requiring reporting of the highest standard by management and direct, robust and constructive debate among board and committee members.

4.3 Matters reserved for the board
There is a schedule of matters which are dealt with exclusively by the board. These include approval of financial statements; the group's business strategy; the annual capital expenditure plan; major capital projects; major changes to the group's management and control structure; material investments or disposals; risk management strategy; social and environmental policy; and treasury policies.

The board governs through clearly mandated board committees, accompanied by monitoring and reporting systems. Each standing board committee has specific written terms of reference issued by the board and adopted in committee. These are all available on the company's website or, on request, from the Company Secretary. All committee chairmen report orally on the proceedings of their committees at the next meeting of the board.

4.4 The roles of executive and non-executive directors
The executive directors are responsible for proposing strategy and for making and implementing operational decisions. Non-executive directors complement the skills and experience of the executive directors, bring an independent judgement, and contribute to the formulation of strategy, policy and decision-making through their knowledge and experience of other businesses and sectors.

4.5 Information and training
The board and its committees are supplied with full and timely information, including detailed financial information, to enable directors to discharge their responsibilities. All directors have access to the advice of the Company Secretary. Independent professional advice is also available to directors in appropriate circumstances, at the company's expense, and the committees have been provided with sufficient resources to undertake their duties. None of the directors has sought independent external advice through the company. The Company Secretary is responsible for advising the board through the Chairman on matters of corporate governance.

Following the appointment of new directors to the board, tailored induction programmes are arranged which involve industry-specific training, and include visits to the group's businesses and meetings with senior management, as appropriate. New directors are briefed on internal controls at business unit level and are advised of the legal and other duties they have as directors of a listed company as well as on relevant company policies and governance-related matters. The company arranges for major shareholders to have the opportunity to meet new appointees. The company is also committed to the continuing development of directors in order that they may build on their expertise and develop an ever more detailed understanding of the business and the markets in which group companies operate. Members of board committees are encouraged to attend internal and external briefings and courses on aspects of their respective committee specialities and regular updates on relevant legal, regulatory, corporate governance and technical developments are presented to committee members and, as appropriate, to the board.

4.6 Outside appointments
Non-executive directors may serve on a number of outside boards, provided they continue to demonstrate the requisite commitment to discharge effectively their duties to SABMiller plc. The nomination committee keeps the extent of directors' other interests under review to ensure that the effectiveness of the board is not compromised. The board is satisfied that the Chairman and each of the non-executive directors commits sufficient time to the fulfilment of their duties as Chairman and directors of the company, respectively.

The board believes, in principle, in the benefit of executive directors accepting non-executive directorship of other companies in order to widen their experience and knowledge for the benefit of the company. Accordingly, executive directors are permitted to accept one external non-executive board appointment, subject to the agreement of the board, and are allowed to retain any fees received from that appointment.

Mr Mackay has been a non-executive director of Reckitt Benckiser plc since 25 February 2005.

4.7 Chairman, Chief Executive and Senior Independent Director
The roles of Chairman and Chief Executive are separate with responsibilities divided between them. This separation of responsibilities is formalised in their respective letters of appointment, approved by the board. There were no significant changes to the Chairman's external commitments during the year.

The Chairman is available to consult with shareholders throughout the year, and, in the month prior to the AGM, he also invites major shareholders to meet with him to deal with any issues. The board is kept informed of the views of shareholders through regular updates from the Chairman, the Company Secretary and the executive directors, as well as through the inclusion in the board papers of relevant reports and commentaries of, and exchanges with, shareholders and investor bodies.

The Senior Independent Director is Lord Fellowes. Lord Fellowes is chairman of the corporate accountability and risk assurance committee (CARAC), and also serves on the audit, remuneration and nomination committees, and is therefore well placed to influence the governance of the company and meet his responsibilities as Senior Independent Director. Lord Fellowes serves as an additional contact point for shareholders should they feel that their concerns are not being addressed through the normal channels. Lord Fellowes is also available to fellow non-executive directors, either individually or collectively, to discuss any matters of concern in a forum that does not include executive directors or the management of the company. In the year under review, the Chairman hosted two meetings of non-executive directors, without the executive directors present. Lord Fellowes has, in addition, held a meeting of non-executive directors without the presence of the Chairman.

4.8 Board, committee and director performance evaluation
A formal evaluation of the performance and effectiveness of the board and of the audit, remuneration, nomination and corporate accountability and risk assurance committees is carried out each year, led by the Chairman, with input from the Senior Independent Director and in consultation with other directors and the Company Secretary. The performance of the Chief Executive is reviewed by the remuneration committee and this review is shared with the board and the performance of the Chief Financial Officer is reviewed by the Chief Executive and confirmed by the remuneration committee and the board. Each non-executive director's performance is evaluated by the Chairman, in consultation with the Senior Independent Director, who in turn consults with the executive directors and the Company Secretary. These assessments are conducted against eight key performance criteria using a variable rating system.

The Chairman's performance is evaluated against the same criteria by the Senior Independent Director, the executive directors and the Company Secretary.

In a meeting of the Chairman, the chairmen of each of the four standing board committees (the audit, remuneration and nomination committees and the corporate accountability and risk assurance committee) and the Company Secretary, the results of the performance and effectiveness evaluations conducted in respect of the board, the Chairman, the Senior Independent Director, the individual directors and each of the four committees were reviewed. Regarding the board committees, each of the committee chairmen expressed his views regarding the operation of his committee against its terms of reference, and the performance and effectiveness of that committee and these views were discussed in an open and constructive manner with recommendations arising from the discussions being brought forward to the board and the respective committees.

The results of the evaluation process were reviewed by the Chairman, the Senior Independent Director, the Chief Executive and the Company Secretary, all of whom concluded that the board and its committees were operating effectively.

The Chairman confirms that each of Mr Bible, Ms De Lisi, Lord Fellowes and Lord Renwick standing for re-election at this year's AGM, continues to perform effectively and to demonstrate commitment to her/his role. The nomination committee had considered the nomination for the re-election of Lord Fellowes and Lord Renwick with particular rigour, as both have served as directors for six years (with each of Lord Renwick and Lord Fellowes excusing himself from the consideration of his own nomination for re-election), and had been satisfied that their re-appointment as directors for a further term was warranted having regard to their ongoing contribution and valuable experience on the board, which in the board's view enhanced their effectiveness and commitment to their roles. Lord Renwick will serve for two years of the three-year term, at which point he will either move to a basis of annual re-election or may stand down from the board.

4.9 Retirement of directors
New directors are subject to election at the first annual general meeting following their appointment, and directors are subject to retirement and re-election by shareholders every three years. The re-appointment of non-executive directors is not automatic. In general, the board has determined that it will ask a director reaching the age of 70 years to stand for re-election annually or to retire.

4.10 The Company Secretary
The Company Secretary acts as secretary to the board and its committees and he attended all meetings during the year under review.

5. The board's committees and the executive committee

5.1 The executive committee

The board delegates responsibility for determining and implementing the group's business strategy and for managing the group to the Chief Executive, Mr Graham Mackay, who is supported by the executive committee (excom), which he chairs. Excom members are appointed by Mr Mackay. Excom consists of the Chief Financial Officer, Mr Wyman; divisional managing directors responsible for managing the group's regional hubs (North America, Latin America, Europe, Africa and Asia, and South Africa); directors of key group functions (marketing, corporate affairs, and human resources); and the Company Secretary. Excom's purpose is to support the Chief Executive in carrying out the duties delegated to him by the board, and, in that context, excom co-ordinates brand and operational execution, delivers strategic plans and budgets for the board's consideration, and, through the Chief Executive, reports on these matters to the board.

Excom also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.

5.2 The disclosure committee

With effect from 1 July 2005, the board has constituted a disclosure committee, consisting of the Chairman, the Chief Executive, the Chief Financial Officer, a designated non-executive director (Lord Fellowes), and the Company Secretary or the Deputy Company Secretary.
The function of the disclosure committee, in accordance with the group's inside information policy, is to assure compliance with the new Disclosure Rules introduced by the Financial Services Authority in the UK on 1 July 2005, and to ensure that the routes of communication between excom members, the disclosure committee, the in-house legal team, the company secretarial office and investor relations are clear and provide for rapid escalation to the disclosure committee and key advisers of any decision regarding potential inside information, so that the company is able to comply fully with its continuing obligations under the Disclosure Rules and the Listing Rules.

5.3 The audit committee

During the year under review, the audit committee was chaired by Mr Manser, who has been chairman of the committee since May 2002. Mr Manser qualified as a chartered accountant in 1964 and was made a Fellow of the Institute of Chartered Accountants in 1976. He has held senior positions as Managing Director of Jardine Fleming Hong Kong, Managing Director of the Save and Prosper Group, Group Chief Executive of Robert Fleming Holdings Ltd and Chairman of Robert Fleming Holdings Ltd.

Lord Fellowes, Mr Morland and Ms De Lisi served on the committee throughout the year. Mr Morland has been a member of the committee from its first meeting on 13 April 1999. Lord Fellowes was appointed to the committee on 1 June 2001 and Ms De Lisi was appointed on 4 September 2002. The chairman has recent and relevant financial experience, as does Ms De Lisi who holds US accounting qualifications and has experience in treasury, finance and merger and acquisition transactions. Ms Doherty was appointed to the audit committee with effect from 1 April 2006, and brings further relevant financial experience to the committee, in light of her experience as Group International Finance Director of Tesco PLC.

The committee met four times during the year. The external auditors, the Chief Executive, the Chief Financial Officer and the Chief Internal Auditor attended each meeting by invitation. Other members of the management team attended as required.

Under its terms of reference, the committee's duties include:

- to review, and challenge where necessary, the annual financial statements and interim and preliminary announcements before their submission to the board for approval
- to examine and review the internal control environment and risk management systems within the group and review the group's statement on internal control systems prior to endorsement by the board
- to review the independence, objectivity and effectiveness of the external auditors
- to make recommendations to the board regarding the appointment, re-appointment and removal of the external auditors and to approve and recommend to the board the remuneration and terms of engagement of the external auditors
- to review annually the effectiveness of the internal audit function throughout the group, with particular focus on the charter, annual work plans, activities, staffing, organisational and reporting structure and status of the function
- to review the effectiveness of the system for monitoring compliance with laws and regulations (including the group's bi-annual letters of representation) and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

The audit committee reports its activities and makes recommendations to the board. During the year, the audit committee discharged its responsibilities as they are defined in the committee's terms of reference, and has been engaged in ensuring that appropriate standards of governance, reporting and compliance are being met. It has also advised the board on issues relating to the application of accounting standards as they relate to published financial information, in particular the transition to IFRS. The committee has monitored the further progress which has been made during the year in reviewing and upgrading internal controls in the major business entities across the group, positioning the group to achieve substantive compliance with Sarbanes-Oxley standards in due course (although the company is not an SEC registrant, and is not required to comply with Sarbanes-Oxley standards).

The Chief Internal Auditor has direct access to the audit committee, primarily through its chairman. The audit committee has access to subsidiary internal audit leadership. The reports of the divisional audit committees are also available to the audit committee.

During the year, the committee met with the external auditors and Chief Internal Auditor without management being present.

In addition to the review of its performance, terms of reference and effectiveness led by the Chairman of the board, the committee critically reviewed its own performance during the year by means of a questionnaire which each member of the committee completed independently. The committee chairman then reviewed the responses and conducted one-to-one discussions with members of the committee where he felt it was necessary. The results of the self-assessment and any action plans arising were then reported to the board after discussion with the Chairman of the board.

5.4 The nomination committee

During the year the nomination committee was chaired by Lord Renwick. The other members of the committee were Mr Kahn, Lord Fellowes, Mr Morland, and Mr Manser. During the year under review, neither Altria nor BevCo exercised its right to request that one of its nominated directors be appointed as a member of the nomination committee.

The committee is empowered to consider the composition of the board and its committees. It is asked to consider the retirement, appointment and replacement of directors, and is required to make appropriate recommendations to the board.

The nomination committee continued to evaluate the balance of skills, knowledge and experience of the board. Appropriate succession plans for the executive directors and senior management were also kept under review.

Where non-executive vacancies arise, the committee uses the services of external consultants in order to identify suitable candidates for the board to consider. Candidates are short-listed for consideration by the nomination committee on the basis of their relevant corporate or professional skills and experience. Executive directors are considered for appointment to the board on the basis of their experience, skill and ability to contribute to the group. These policies and procedures were followed in the appointment of Ms Doherty as a non-executive director. The terms and conditions of appointment of non-executive directors are available from the Company Secretary on request.

5.5 The remuneration committee

Since 1 April 2005, the committee has consisted entirely of independent directors: Mr Morland (Chairman), Lord Fellowes, Mr Manzoni and Mr Manser.

The committee is empowered by the board to set short, medium and long-term remuneration for the executive directors. More generally, the committee is responsible for the assessment and approval of a broad remuneration strategy for the group and for the operation of the company's share-based incentive plans. This includes determination of short and long-term incentives for executives across the group.

During the year the remuneration committee has implemented its strategy of ensuring that employees and executives are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. To ensure that the executives' goals are aligned to those of the company, share incentives are considered to be critical elements of executive incentive pay. During the year, the committee engaged the services of consultants, Kepler Associates and Mercer Human Resource Consulting (Mercer). At levels below the company's executive committee, the company's management consults, amongst others, Hay Consulting, Ernst & Young and Towers Perrin, on a project basis. More details of the company's remuneration policy can be found in the remuneration report.

5.6 The corporate accountability and risk assurance committee (CARAC)

Lord Fellowes chaired the committee throughout the year. Mr Kahn, Mr Mackay, Mr Manser, Mr Manzoni, Mr Ramaphosa and Mr Wyman served as members. Additionally, the Director of Corporate Affairs, Ms Clark, met regularly with the chairman of CARAC to discuss implementation and planning issues.

The objective of CARAC is to assist the board in the discharge of its responsibilities in relation to corporate accountability, including corporate social responsibility, corporate social investment and ethical commercial behaviour. More details of the committee's activities can be found in the sustainable development review section of this report and the company's separate corporate accountability report.

During the year, CARAC focused on company-specific and industry issues which are critical to protecting the company's licence to operate. Following a review of the group's corporate responsibility programmes, the committee approved a new sustainable development framework focused on 10 sustainable development priorities. In addition, it continued to monitor progress on corporate accountability through regular reports from across the group, with areas of particular risk being the focus of separate presentations.

6. Relationship with auditors

PricewaterhouseCoopers were appointed as auditors of the company on 8 February 1999, subsequently becoming PricewaterhouseCoopers LLP (PwC) in 2003.

The company has in place a formal policy on auditor independence and non-audit services, with which the external auditors are required to comply, to ensure that the independence of the auditors is not impaired by the nature of non-audit work. As a reassurance, PwC confirms in a formal report to the audit committee that processes to ensure compliance with this policy are in place, and that these processes are monitored regularly. This report includes a statement that, in its opinion, PwC believes that the nature of its non-audit services has not impaired the audit of the company. Note 3 to the financial statements has a breakdown of non-audit services provided to the group by the auditors for the year under review.

The audit committee is satisfied that, for the period under review, the independence of the auditors has not been affected by the provision of non-audit services.

The committee has also implemented a formal system for the review of the effectiveness of the external auditors. This process involves the external auditors presenting their proposed audit strategy followed by the output of their initial discussions with management. At the audit committee meeting in May, the external auditors present the output of their detailed year-end work. In making its assessment of external auditor effectiveness, the committee reviews the audit engagement letters before signature by management, reviews the external auditors' summary of group and subsidiary issues and management's response to the summary, and conducts an overall review of the effectiveness of the external audit process and the external auditors. This review is facilitated by the use of templates that rate effectiveness across 14 critical criteria.

7. Relations with shareholders

During the year the company has continued to promote dialogue with its major institutional shareholders. All shareholders were again encouraged to attend the AGM, which provides shareholders with the opportunity to ask questions of the board and chairmen of all the board committees. All resolutions were put to a poll at the AGM in 2005 and at the Extraordinary General Meeting held on 9 October 2005 to approve the Bavaria transaction and related resolutions. The voting at each meeting was conducted electronically, with the results being published on the Regulatory News Service and on the company's website, and communicated directly to the 20 largest shareholders after the meeting.

Alongside the facilities offered by the Company Secretary's department, the company maintains a dedicated investor relations function. Reporting to the Director of Corporate Affairs, the investor relations team builds and maintains long-term relationships with institutional investors and analysts on the basis of fundamental business value driver analysis. In partnership with our corporate and divisional management teams and within the scope of regulatory constraints, investor relations gives presentations on regional business outlooks and strives to ensure that these are understood across the global equity markets in subsequent one-to-one meetings with investors. Occasional business site visits are also arranged. Dialogue on socially responsible investment is handled by the

Head of Corporate Accountability in the corporate affairs department, who undertakes focused briefings with interested investors and stakeholders.

In addition to scheduled management-led programmes in which operating executives interact with investors and analysts, the Chairman has, independently, initiated formal contact with all shareholders (or their representatives) holding more than 1% of the issued share capital of the company. The purpose of this contact is to enable the Chairman to address any queries shareholders may have regarding the governance of the company or non-operational aspects of company strategy. It is also, more broadly, designed to give the board a greater awareness of shareholder concerns. Alongside the Chairman, the Senior Independent Director is also available to discuss issues with shareholders and views expressed will be communicated by the Chairman to the board. As part of this initiative, the Chairman offers to meet with significant shareholders in the month before the AGM specifically to deal with issues arising from the annual report and notice of AGM. All non-executive directors of the company are invited to participate in this process. Comment on the annual report is conveyed through the audit and remuneration committees and the Company Secretary to the board.

8. Risk management

System enhancements

The group's risk management system is subject to regular review to ensure full compliance with the requirements of the Combined Code on corporate governance and the Turnbull Guidance on internal control and is designed to deliver improved value to the operating businesses.

The comprehensive programme, commenced in 2004, to enhance the group's enterprise-wide risk management framework of prudent and effective controls, is continuing to make good progress. Key enhancements to date have included:

- the integration of risk management into the strategic and business planning process
- the roll out of a comprehensive risk management training programme across the group
- further refined and focused risk reporting
- greater alignment of risk and insurance activities

Risk and the board of directors

The directors are ultimately responsible for the group's risk management system and for reviewing its effectiveness. The risk management system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and there is an ongoing process in place for identifying, assessing, managing, monitoring and reporting on the significant risks faced by individual group companies and by the group as a whole. This process has been in place for the year under review up to and including the date of approval of the annual report and accounts. Principal risks facing the group are set out in the Directors' Report on page 46.

Executive committee

The executive committee (excom), which is chaired by the Chief Executive, and comprises senior SABMiller plc executives, has specific responsibility as the risk management committee for the system of risk management. Excom reviews the group's significant risks twice yearly, reporting to the board on material changes to these risks and the associated mitigating actions.

In accordance with Turnbull Guidance, reviews on the effectiveness of the risk management system were carried out by the risk management committee in April and September 2005 and in April 2006.

Enterprise-wide risk management

The excom views the careful and appropriate management of risk as a key management role. Managing business risk to deliver opportunities is a key element of all our business activities. This is undertaken using a practical and flexible framework which provides a consistent and sustained method of implementing the company's values. The business risks, which may be strategic, operational, reputation, financial or environmental, are understood and visible. The business context determines in each situation the level of acceptable risk and controls. We continue to seek improvement in the management of risk by sharing best practice throughout the organisation.

Key features of the group's system of risk management are:

- group statements on strategic direction, ethics and values
- clear business objectives and business principles
- an established risk policy
- an ongoing process for identification and evaluation of significant risks to the achievement of business objectives
- management processes in place to mitigate the significant risks to an acceptable level
- ongoing monitoring of significant risks and internal and external environmental factors that may change the group's risk profile

Group internal audit provide objective assurance as to group-wide compliance with the risk management policy.

In addition to excom's twice yearly reports to the board on key risks, there is a process of regular reporting to the board through the audit committee on the status of the risk management process.

Key annual reports include those that identify, rank, monitor and measure strategic, operational and financial risks in each division and on a group basis.

9. Internal control

The group's systems of internal control are designed and operated to support the identification and management of risks affecting the group and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge.

Key features of the systems of internal control are:

- the risk management system described in the preceding section
- written policies and procedures within each business, which are detailed in policy manuals, clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved standards and budgets
- group treasury operations which control and reduce exposure to interest rate, counterparty, liquidity and currency transaction risks and co-ordinate the activities of group companies in this area. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the audit committee on behalf of the board
- minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and managerial reporting
- business resumption planning, including preventative and contingency measures, back-up capabilities and the purchase of catastrophe insurance to ensure ongoing product and service delivery under adverse conditions.

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, reporting to the audit committee, control self-assessment, internal audit reviews and quality assurance described in section 10 below, testing of certain aspects of the internal financial control systems by the external auditors during the course of their statutory examinations and regular reports to the audit committee by the external auditors. The group's various divisional audit committees consider the results of these reviews regularly, to confirm the appropriateness and satisfactory nature of these systems, while ensuring that breakdowns involving material loss, if any, together with remedial actions, have been reported to the appropriate boards of directors.

At the half year and at the year end the divisional managing directors and finance directors of all the group's operations are required to submit formal letters of representation on controls, compliance and notification of continuing or potential operational, financial and legal risks or claims. These letters form the subject of reports to the audit committee. These letters, including the review described above, cover all subsidiary companies but do not cover associates (except for Tsogo Sun, which does submit letters of representation) or joint ventures. Directors, executives, key managers and professionals also make annual written declarations of interests and are obliged to report without delay any potential or actual conflicts of interest which may arise.

The directors are responsible for the group's systems of internal control and for reviewing their effectiveness. The board has conducted a review of the effectiveness of the group's internal controls covering all material controls, including financial, operational and compliance controls and risk management systems in place throughout the year under review. As part of the integration of the Bavaria group of companies, which became part of the group early in the second half of the year under review, work is under way to embed systems, controls and procedures within the Bavaria group to bring them into full alignment with those in place throughout the rest of the group. The systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. In reviewing these, the board has taken into account the results of all the work carried out by internal and external auditors to audit and review the activities of the group.

10. Internal audit

Internal audit functions operated in all of the group's principal business units in the period under review, reporting to local senior finance management with direct access to local audit committees. Under the global internal audit structure, implemented in 2004, the local and regional audit functions have direct interface with the group internal audit function through the chief internal auditor. The internal audit activities are performed either by teams of appropriate, qualified and experienced employees, or through the engagement of external practitioners upon specified and agreed terms with equivalent access. The Chief Internal Auditor prepares formal reports for each audit committee meeting as to the consolidated activities and findings of the global internal audit function.

Following the implementation of a centrally co-ordinated functional structure and a standardised group-wide internal audit methodology in 2004, a formal quality assurance programme has been introduced within the global function. Accordingly, detailed quality review assessments are performed with regard to the local and regional internal audit teams, to ensure compliance with quality and performance measures defined under a newly developed global functional effectiveness matrix. This process provides a basis for an annual review of the effectiveness of the global internal audit function, resulting in a formal report (prepared by the Chief Internal Auditor) to the audit committee to support the committee's annual requirement formally to assess the effectiveness of internal audit. In addition, periodic effectiveness reviews by independent external consultants are utilised.

The audit committee has satisfied itself that adequate, objective internal audit assurance standards and procedures exist within the group, and that continuous improvement in the quality and objectivity of the global internal audit function is a primary ongoing objective of the department.

11. Whistleblowing measures

All employees in most subsidiaries within the group have the opportunity to make confidential disclosures about suspected impropriety and wrongdoing. The continued functionality of the system has been verified. The Company Secretary, in consultation with the Chief Internal Auditor, decides on the appropriate method and level of investigation. The audit committee is notified of all disclosures made and progress in resolution and the results of investigation, and actions taken, are reported to it. The audit committee has the power to request further information, conduct its own inquiries, or order additional action as it sees fit.

Board of directors



Graham Mackay (56) ^ *
BSc (Eng), BCom
Chief Executive
Mr Mackay joined The South African Breweries Ltd in 1978 and has held a number of senior positions in the company, including Executive Chairman of the beer business in South Africa. He was appointed Group Managing Director in 1997 and Chief Executive of South African Breweries plc upon its listing on the London Stock Exchange in March 1999. The company was renamed SABMiller plc following the Miller Brewing Company transaction in 2002. Mr Mackay is a non-executive director of Reckitt Benckiser plc.



Malcolm Wyman (59) ^ *
CA (SA)
Chief Financial Officer
Mr Wyman has been with the company since 1986, becoming Group Corporate Finance Director in 1990 and Chief Financial Officer in 2001, having responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SABMiller, he was an executive director of UAL Merchant Bank in South Africa.



Meyer Kahn (66) † ^
BA (Law) MBA, DCom(hc) SOE
Chairman
Mr Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to the board of The South African Breweries Limited (SAB Ltd) in 1981. He was appointed Group Managing Director of SAB Ltd in 1983 and Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its Chief Executive, serving for two and a half years. In 1999 he joined the group's board as Chairman. Amongst other awards, he holds an honorary doctorate in commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service (SOE) in 2000.



John Manser (66) * ‡ ^ †
CBE, DL, FCA
Chairman of Intermediate Capital Group PLC, Shaftesbury PLC and Hiscox Investment Management Ltd and Deputy Chairman of Colliers CRE plc. Mr Manser was Chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past Chairman of the London Investment Banking Association and a member of the President's Committee of the British Banking Association between 1994 and 1998. He joined the board in June 2001.



John Manzoni (46) ‡ ^
BEng, MEng, MBA
Chief Executive, Refining and Marketing, BP plc. Mr Manzoni joined BP in 1983, and held various positions in the group including Regional President for the Eastern United States (2000) and Executive Vice President and Chief Executive for Gas Power and Renewables (2001), a post he held until his current appointment in 2002. He was appointed to the BP plc board in January 2003. He is also a member of the advisory board of the Stanford Graduate School of Business and the Accenture Energy Advisory Board. He joined the board in 2004.



Miles Morland (62) * † ‡
Chairman of Blakeney Management, an investment management firm specialising in Africa, which he founded in 1990. Mr Morland is a director of a number of emerging market funds, the Dubai Investment Group, and of various companies active in Africa. He was appointed to the board in 1999.



Geoffrey Bible (68)
FCA (Aust), ACMA
Mr Bible served as Chief Executive Officer of Altria Group, Inc from June 1994 until April 2002 and as Chairman of the board from January 1995 until August 2002, when he retired. He also served as Chairman of the board of Kraft Foods Inc from March 2001 until his retirement in August 2002. Mr Bible joined the board in August 2002, following the completion of the Miller Brewing Company transaction.



Nancy De Lisi (55) •
BA, MPA
Senior Vice President mergers and acquisitions Altria Group, Inc. Ms De Lisi joined Altria in 1985 and previously held positions within Altria as Vice President Finance and Treasurer, Treasurer, Vice President Treasurer International, and Assistant Treasurer. Ms De Lisi joined the board of SABMiller plc in August 2002, following the completion of the Miller Brewing Company transaction.



Liz Doherty (48) •
BSc (hons), FCMA
Group International Finance Director, Tesco PLC. Ms Doherty's role includes responsibility for Group Accounts, Tax and Treasury, as well as for the finances of Tesco's international businesses. Prior to joining Tesco in 2001, she held a number of commercial and strategic positions in Unilever PLC, including Senior Vice President Finance – Central & Eastern Europe, Financial Director Unilever Thai Holdings and Financial Director, Frigo, España. Ms Doherty joined the board in April 2006.



Robert Fellowes (64) • ^ † ‡
Chairman of Barclays Private Bank. Lord Fellowes was Private Secretary to the Queen from 1990 until 1999, having joined the Royal household in 1977 from a career in the London Money Market. He also chairs the Prison Reform Trust and is a trustee of the Rhodes Trust and the Mandela-Rhodes Foundation. He was appointed to the board in 1999.



Cyril Ramaphosa (53) ^
Bproc LLD(hc)
Formerly Chairman of Johnnic Holdings. Mr Ramaphosa is Executive Chairman of Shanduka Group and holds directorships in Macsteel Holdings, MTN Group Ltd, The Bidvest Group, Standard Bank and Alexander Forbes. Mr Ramaphosa also sits on the board of the Nelson Mandela Foundation and the Commonwealth Business Council. He joined the board of The South African Breweries Ltd in 1997 and was appointed to the board of SABMiller plc upon its listing on the London Stock Exchange in March 1999.



Carlos Alejandro Pérez Dávila (43)
BA, MPhil
A managing director at Quadrant Capital Advisors Inc, Mr Pérez Dávila also sits on the board and executive committee of Valorem S.A. He was previously an investment banker at Goldman, Sachs & Co, S.G. Warburg & Co and Violy, Byorum & Partners. Mr Pérez Dávila holds degrees in economics and politics from Harvard and Cambridge Universities. He joined the board in November 2005, following the completion of the Bavaria S.A. transaction.



Robin Renwick (68)
MA †
Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Vice-Chairman, JPMorgan Cazenove Ltd, Chairman of Fluor Ltd, and a director of Compagnie Financière Richemont AG and Kazakhmys plc. He joined the board in 1999.



Alejandro Santo Domingo Dávila (29)
BA
A managing director at Quadrant Capital Advisors Inc, Mr Santo Domingo Dávila also sits on the board of Valorem S.A., is on the advisory committee for the Aid for AIDS charity and is a member of the board of the US-based DKMS Foundation. Previously, as the President of Bavaria's executive committee, Mr Santo Domingo Dávila spearheaded Bavaria's regional expansion and restructuring process. He is a graduate of Harvard College and joined the board in November 2005, following the completion of the Bavaria S.A. transaction.

^ Corporate accountability and risk assurance committee (CARAC)
* Executive committee
• Nomination committee
‡ Remuneration committee
† Audit committee

The executive committee (excom) is appointed by the Chief Executive. It comprises the Chief Financial Officer, divisional managing directors and directors of group functions. Its purpose is to support the Chief Executive in carrying out the duties delegated to him by the board. In that context, excom co-ordinates brand and operational execution and delivers strategic plans and budgets for the board's consideration. It also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.



Norman Adami (51)
BBusSc (hons), MBA
President and Chief Executive Officer, Miller Brewing Company
Norman Adami was appointed President and Chief Executive Officer of Miller Brewing Company in 2003. Before this appointment, he spent nine years as Managing Director of The South African Breweries Ltd (SAB Ltd) and from 2000 to 2003 held the positions of Managing Director and Chairman.

Mr Adami began his career with the group in 1979 and held a number of senior positions within SAB Ltd, including Regional and Operations Director, before his appointment to Managing Director in 1994.



Alan Clark (46)
MA, DLitt et Phil
Managing Director, SABMiller Europe
Alan Clark has served as Managing Director of SABMiller Europe since 2003. He joined SABMiller plc's subsidiary, The South African Breweries Ltd (SAB Ltd), in 1990 as a Training and Development Manager. He has since held a number of senior posts in the group, including Marketing Director of SAB Ltd, Managing Director of Amalgamated Beverage Industries Ltd and Chairman of Appletiser South Africa (Pty) Ltd.

Before joining SABMiller, Dr Clark practised as a clinical psychologist and lectured in psychology at Vista University in South Africa.



Sue Clark (42)
BSc (hons), MBA
Corporate Affairs Director
Sue Clark joined SABMiller plc in 2003, when she was appointed Corporate Affairs Director. Prior to this, she held a number of senior roles in UK companies, including Director of Corporate Affairs for Railtrack Group PLC and Director of Corporate Affairs for Scottish Power plc.



Tony van Kralingen (48)
BA (hons)
Managing Director, The South African Breweries Limited
Tony van Kralingen was appointed Managing Director of The South African Breweries Ltd (SAB Ltd) in February 2003. Mr van Kralingen joined SABMiller in 1982 and subsequently held a number of senior posts within the group. These include Managing Director of Plzeňský Prazdroj A.S., Marketing Director for SAB Ltd and Operations Director (Northern Regions) for SAB Ltd.



Johann Nel (49)
BA (hons)
Human Resources Director
Johann Nel became Director of Human Resources for the group in 2002. He joined SABMiller's subsidiary, The South African Breweries Ltd (SAB Ltd) in 1997, being appointed Human Resources Director in 1998.

Mr Nel previously owned a consulting organisation, and had worked with SAB Ltd on various major strategy, organisational development and human resources projects since 1988. He has co-authored a book on managing productive change in organisations and was involved in initiatives to encourage business involvement in the democratisation of South Africa in the 1980s and 1990s.



André Parker (55)
B Econ (hons)
Managing Director, SABMiller Africa and Asia
André Parker was appointed to his current position in 1994. Mr Parker joined the group in 1975, and has held a number of senior positions in marketing and general management within its African operations. These have included General Manager, The South African Breweries Central Region, and Managing Director, South African Breweries International Africa.



Mark Sherrington (50)
BSc (hons)
Marketing Director
Mark Sherrington was appointed Marketing Director in 2002. He joined SABMiller plc from the leading international marketing organisation, The Added Value Group, which he co-founded in 1988. Mr Sherrington has also written and published a book on growing brands using the marketing approaches and techniques which he developed during his time in consultancy. Previously, he worked at Unilever for 11 years, holding a number of senior marketing positions in Europe and internationally.



Barry Smith (55)
BSc, MBA
President, SABMiller South America
Barry Smith joined the group in 1984 and held senior positions within The South African Breweries Ltd in South Africa, including Marketing Director. In 1997, he assumed responsibility for the group's investments in Poland, becoming Managing Director for Kompania Piwowarska. Before his appointment to President of SABMiller South America in November 2005, he held the position of Senior Vice President – Market Development and Strategy for the Miller Brewery Company.



Andrew Tonkinson (61)
BA, B Juris
Group Company Secretary
Andrew Tonkinson became Group Company Secretary of The South African Breweries Ltd in 1992 after 16 years' service at The Lion Match Company, then a group subsidiary. He became Group Company Secretary of SABMiller plc (then known as South African Breweries plc) upon the group's relisting on the London Stock Exchange in 1999. Prior to joining SABMiller plc, Mr Tonkinson worked for Syfrets Trust Ltd in South Africa for eight years.

Directors' report

The directors have pleasure in submitting their report to shareholders, together with the audited financial statements for the year ended 31 March 2006.

Acquisitions, disposals, significant financing transactions

In May 2005, the group's Chinese associate, China Resources Snow Breweries Ltd (CR Snow) acquired the assets of Fuyang City Snowland Brewery Company in China's Anhui province for a cash consideration of US$15 million. Since assuming full management control of the business, CR Snow has made further investments to expand the capacity of Snowland Brewery to 2.3 million hectolitres per annum.

In the same month, the group announced that it had agreed to acquire Topvar a.s. (Topvar), the Slovakian brewer, subject to a number of conditions. These conditions were satisfied in March 2006, at which time the group acquired 48.4% of Topvar's voting share capital. Contractual arrangements are in place which entitle the group to increase its stake to 99.3% within 18 months of those conditions being satisfied. From 22 March 2006, the group was able to exercise full control over Topvar.

Also in May 2005, the group announced that its Indian subsidiary, MBL Investments (Mysore), had acquired the Shaw Wallace Group's interest in the group's brewing operations in India. Mysore now owns 99% of those brewing operations, India's second largest. The remaining shares are held by a number of minority shareholders.

In July 2005, the group announced that it had agreed terms, subject to a number of conditions, to obtain a controlling interest of 71.77% in Bavaria S.A. (Bavaria) (effective interest: 71.42%), in consideration for the issue of 225 million ordinary shares in SABMiller plc which, immediately following their issue, accounted for approximately 15.02% of the issued share capital of SABMiller. The transaction, the largest by value in the group's history, was approved by the group's shareholders at an extraordinary general meeting held in October 2005, with the remaining conditions satisfied shortly thereafter. Following completion, the group launched a series of offers to purchase shares held by minority shareholders in Bavaria and its Peruvian subsidiary, Unión de Cervecerías Peruanas Backus and Johnston S.A.A. (Backus).

In October 2005, the group made an offer to purchase the outstanding Class 'A' voting shares in Backus, of which it already owned 79.7%, following the Bavaria transaction. As a result of this offer, the group's interest in the 'A' voting shares in Backus increased to 99.7%. The total consideration was paid in cash and amounted to approximately US$473 million.

In the same month, the group announced an offer to purchase the outstanding shares in Bavaria. Pursuant to this offer, which closed in December 2005, and subsequent purchases, the group increased its interest in Bavaria to 97.21%, for a total cash consideration of approximately US$1,243 million.

In March 2006 the group announced an offer to acquire 100% of the non-voting investment shares of Backus, for a total cash consideration of approximately US$400 million. The group acquired 493 million of the investment shares during the offer at a cost of approximately US$365 million. As a result, the group owns 91% of the investment shares and its effective economic interest in Backus increased to approximately 93.4% as at 31 March 2006, which by the close of the offer on 5 April 2006 had further increased to approximately 94%.

In November 2005, the group's wholly-owned subsidiary Pilsner Urquell Investments B.V. (PUI) acquired the outstanding 3.1% interest held by minority shareholders in the group's Czech operating company, Plzeňský Prazdroj, a.s.. The value of the gross assets acquired by PUI was US$18 million.

In the same month, the group announced that it had acquired the outstanding 41.8% minority interest in its subsidiary Bevco Limited, the leading brewer and soft drinks bottler in Honduras and El Salvador. The value of the gross assets acquired was US$464 million.

In January 2006, the group announced that it had entered into a new arrangement with Vietnam Dairy Products Joint Stock Company (Vinamilk) to establish a brewing business in Vietnam, one of the world's fastest-growing beer markets. Initially, the new business will focus on developing one or two mainstream Vietnamese brands and on the introduction of the group's premium international brands into the market. The group's initial investment will be US$22.5 million.

In February 2006, CR Snow acquired 85% in Quanzhou Qingyuan Brewery Ltd for approximately US$8.9 million. The acquisition strengthens the group's presence in the Chinese market by supporting the fast-growing 'Snow' brand and providing a sound platform for further expansion in Southern China.

In September and December 2005, the group entered into two separate facility agreements with its bankers, entitling the group to borrow up to US$4,400 million, in aggregate. The purpose of these facilities was to repay existing borrowings, to fund group capital requirements and to fund the acquisition of shares held by minority shareholders in Bavaria.

In May 2006, the group announced that CR Snow would invest US$35.3 million in the construction of a new brewery in Harbin City in China's Heilongjiang province. The construction work is expected to be completed within 18 months and the new plant will have an initial production capacity of 2.3 million hectolitres per annum.

Share capital

During the year, the issued ordinary share capital increased from 1,101,759,844 shares of 10 US cents each to 1,497,844,458 shares of 10 US cents each.

In accordance with its rights under the Relationship Agreement made with the company, Altria Group, Inc. exercised its right to convert 167,411,024 convertible participating shares into the same number of the company's ordinary shares of 10 US cents each, which reduced the number of convertible participating shares in issue to zero.

3,673,590 new ordinary shares were issued to satisfy the exercise of options in the SABMiller plc Mirror Executive Share Purchase Scheme, the SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Executive Share Option (No. 2) Scheme.

225,000,000 ordinary shares were issued in consideration for obtaining a controlling interest in Bavaria S.A. as described above.

In addition, the company has 77,368,338 non-voting convertible participating shares of 10 US cents each and 50,000 deferred shares of £1 each in issue. No further non-voting convertible participating shares, convertible participating shares or deferred shares were issued during the year.

Purchase of own shares

At the last annual general meeting, shareholder authority was obtained for the company to purchase its own shares up to a maximum of 10% of the number of ordinary shares in issue on 18 May 2005. This authority is due to expire at the earlier of the next annual general meeting or 29 October 2006 and remains exercisable provided that certain conditions (relating to the purchase) are met.

The notice of annual general meeting, enclosed with this report, proposes that shareholders approve a resolution updating and renewing the authority allowing the company to purchase its own shares.

Shares in the company were purchased under the conditions of the Employee Benefit Trust, details of which are provided in the directors' remuneration report.

The company did not repurchase any of its shares during the year for the purpose of cancellation, holding in treasury or for any other purpose.

Dividends

An interim dividend of 13 US cents per share was paid to shareholders on 19 December 2005, in respect of the year ended 31 March 2006. Details of the final dividend proposed by the board for the year ended 31 March 2006, are set out below:

Amount of final dividend proposed by the board:	31 US cents per share
Total proposed dividend for the year ended 31 March 2006:	44 US cents per share

The approval of the final dividend will be sought from shareholders at the company's annual general meeting scheduled for 28 July 2006. If approved, the final dividend will be payable in the following way:

Dividend payable on:	4 August 2006
Currency of payment:	South African rand – to shareholders on the SA section of the register,
	US dollars – to shareholders shown as having an address in the USA and recorded on the UK section of the register (unless mandated otherwise),
	Pounds sterling – to all other shareholders on the UK section of the register.
To shareholders on either section of the register at (record date):	7 July 2006
Ex-dividend dates:	3 July 2006 for shares traded on the London Stock Exchange (LSE),
	5 July for shares traded on the JSE Limited, South Africa.
Dates on which the rate of exchange for conversion from US dollars will be calculated (with the dates of publication on the RNS of the LSE and the SENS of the JSE Limited in brackets):	
South African rand:	22 June 2006 (23 June 2006)
UK pounds sterling:	10 July 2006 (11 July 2006)

Principal risks

The principal risks facing the group, which have been considered by the board, are:

1. The global brewing industry is expected to continue to consolidate. Should the group not participate in attractive value-adding transactions, this may inhibit its ability to leverage additional scale benefits. Whilst participation in global consolidation provides opportunities to access scale benefits, enter growth markets and achieve benefits from the group's best operating practices, there is the risk that expected benefits may not be captured or may be inadequate, such that an appropriate return on capital is not achieved over time.
2. The continued development of our marketing skills and growth of our international premium brand portfolio positions us well to benefit from changing consumer preferences in both developed and developing markets. However, markets continue to evolve and competitor activity is increasing, and should the group fail to ensure the relevance and attractiveness of its brands, and the enhancement of brand marketing, there is the risk that significant growth opportunities may not be realised.
3. The group now operates on five continents and it is essential to develop and retain a global management capability. Failure to maintain this capability at a high level or maintain our effective organisational leadership process which can capture shared learnings and leverage global synergies and expertise, could jeopardise our growth potential.
4. In many countries, regulatory constraints and restrictions on alcohol products, including sales and marketing activities, continue to be under the spotlight, and management interacts with the relevant authorities wherever appropriate. An increase in such impositions or in excise duties can have an adverse impact on our business, in those countries where such actions may take place.

The board is responsible for identifying and addressing the principal risks facing the group. The process for identifying these risks is set out on page 40 of the corporate governance report. Details of how the group is addressing these risks are set out in the Chief Executive's review, business review and sustainable development report sections of this report.

Annual general meeting

The company's annual general meeting will be held at The Four Seasons Hotel, Hamilton Place, Hyde Park Corner, London W1A 1AZ, England at 11.00 am on Friday 28 July 2006. Notice of this meeting accompanies this report and may also be obtained from the company's website.

Donations

During the year under review the company made charitable donations in the sum of US$98,723 in the United Kingdom, consisting of: US$8,777 to the environmental and educational charity Green Light Trust; US$5,489 to Nicro UK Trust, which promotes citizenship and public involvement in reducing crime; US$43,610 to the Prince of Wales International Business Leaders Forum (IBLF); US$3,576 to the Eden Project; US$540 to the National Organisation for Fetal Alcohol Syndrome – UK; and US$36,731 to charities supporting victims of the Asian Tsunami. In addition, the group contributed US$18.48 million across its worldwide operations through its corporate social investment programmes.

Whilst it remains the group's policy that political donations are only made by exception and in accordance with local laws, after careful consideration, the following political donations were made during the year.

Miller Brewing Company made contributions to individual candidates for political office and to party committees in the USA, where permitted by applicable campaign finance laws. Political donations in the USA are an accepted part of the local socio-political environment. These contributions amounted to US$323,580, in aggregate.

The group's subsidiaries in Central America made donations to political parties of US$260,194 in aggregate. In both countries, donations were made to a number of registered political parties, in order to support the democratic process.

The group's subsidiary in Colombia made donations to political parties of US$1,957,900 in connection with congressional elections held during the year under review. The donations were made to a number of candidates and parties who expressed support for the multi-party democratic process.

The board has reaffirmed the group's policy not to make donations to political organisations in the European Union.

Employment policies

The aim of the group is to be the employer of choice in each country in which it operates. In order to achieve this, each operating company designs employment policies which attract, retain and motivate the highest quality of staff.

The group is committed to an active equal opportunities policy from recruitment and selection, through training and development, appraisal and promotion to retirement. Within the constraints of local law, it is our policy to ensure that everyone is treated equally, regardless of gender, colour, national origin, race, disability, marital status, sexual orientation, religion or trade union affiliation.

Research and development
The group continues to invest in new products and processes, as well as new technologies to improve overall operational effectiveness. The group's scientific research continues to yield solid progress in brewing, raw materials, new products and brands, packaging, marketing techniques and proprietary technologies. During the year under review, the aggregate amount spent by the group on research and development was US$8 million (2005: US$7 million).

Payment of suppliers
The group's policy and practice is to pay invoices in accordance with the terms of payment agreed in advance. At the year-end, the amount owed by the group to trade creditors was equivalent to 49.1 days (2005: 48.3 days) of purchases from suppliers.

Overseas branches
The company does not have any branches registered overseas.

Auditors
PricewaterhouseCoopers LLP has expressed its willingness to continue in office and resolutions proposing its re-appointment and authorising the board to set its remuneration will be submitted to the forthcoming annual general meeting.

Directors' indemnity
As permitted by changes to the Companies Act 1985 that occurred during the course of the year under review and by the company's articles of association, the company has granted rolling indemnities to the directors, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors of the company or of one or more of its subsidiaries. The Company Secretary and Deputy Company Secretary have also been granted indemnities, on similar terms, covering their roles as Company Secretary and Deputy Company Secretary respectively of the company and as company secretary or directors of one or more of the company's subsidiaries. The board believes that it is in the best interests of the group to attract and retain the services of the most able and experienced directors and officers by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the amended legislation.

The indemnity is categorised as a 'qualifying third-party indemnity' for the purposes of the Companies Act and will continue in force for the benefit of directors on an ongoing basis.

Notifiable Interests
Notifiable interests representing 3% or more of the issued ordinary share capital of the company are disclosed on page 146 of this report.

Other information
In accordance with the Companies Act 1985 and the listing rules of the Financial Services Authority, the directors are required to bring certain additional information to the attention of shareholders in the directors' report. Where this information is described elsewhere in this report, a cross reference appears in the table below:

Item	Location in this Annual Report
Business review and risk factors	Chairman's statement Chief Executive's review Business review
Environmental matters and key performance indicators	Sustainable development review
Employee matters and key performance indicators	Sustainable development review
Names of directors	Board of directors section
Directors' interests in shares and/or options	Remuneration report
Disclosure of dividends waived	Note 9 to the consolidated financial statements
Financial instruments and market risk	Note 21 to the consolidated financial statements
Statement of directors' responsibilities	Pages 58 and 134
Combined Code compliance statement	Corporate governance report Remuneration report



Andrew Tonkinson
Company Secretary
For and on behalf of the board of
SABMiller plc

5 June 2006

Introduction

The following report and recommendations of the remuneration committee have been approved without amendment by the board for submission to shareholders.

Other than as is specifically indicated in this report, the committee intends to apply identical policies to each component of executive director remuneration going forward as in the year under review.

Except where noted below, the company complied throughout the reporting year with the provisions of the 2003 Combined Code relating to remuneration. The contents of this report also comply with the Directors' Remuneration Report Regulations 2002.

Information not subject to audit

Composition and terms of reference of the remuneration committee (the committee)

During the financial year to 31 March 2006, the members of the committee were Mr Morland (Chairman), Lord Fellowes, Mr Manser and Mr Manzoni. Lord Renwick of Clifton, Mr Bible and Mr Kahn joined meetings as observers and also present were the Chief Executive, Mr Mackay, and the Company Secretary, Mr Tonkinson, other than when their own remuneration was discussed.

The committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants and awards under the company's share incentive plans, in accordance with its Terms of Reference approved by the board. Consideration is also given to the company's group-wide compensation and incentive policies to ensure alignment.

Advisers

In the course of its deliberations, the committee has considered the views of the Chief Executive on the remuneration and performance of the members of the executive committee. The Company Secretary, the Human Resources Director and the Head of Compensation and Benefits have also provided information to the committee relating to the co-ordination of global pay policies, expatriate and local pay for international deployments, and equity usage through share incentive plans.

During the year the committee received advice from Kepler Associates and Mercer Human Resource Consulting on market information and other remuneration matters. Kepler Associates does not provide any other advice or services to the group. Mercer also provides advice to the company on pensions and risk matters.

Remuneration policies

The overall policy of the committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance, and which will attract, motivate and retain individuals of the necessary calibre. The committee takes account of the necessity to be competitive in the different parts of the world in which the company operates.

The committee has implemented its policy of agreeing a remuneration package for each executive director comprising an annual base salary, an annual cash bonus plan, long-term incentives through participation in share option and performance share plans, pension contributions, other security and health benefits, and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of 'fixed' pay which is competitive with appropriate comparators. The variable pay elements provided by short-term and long-term incentives form a significant proportion of executive directors' pay and are intended to provide the opportunity for executives to earn superior total pay for superior company and individual performance. The table and chart below show the ratios of performance-related compensation to base salary and benefits of the executive directors, and the relative value of the different elements, including the target bonus and fair value of the long-term share-based compensation awarded in the year under review. The ratios are in line with the committee's policy on the balance between fixed and variable pay.

In order to align with the interests of shareholders, share incentives are considered to be critical elements of executive remuneration policy. The committee considers that all elements of the package are of importance in supporting the group's remuneration policy.

Target remuneration levels for the executive directors are set with reference to a group of 30 FTSE companies being ranked in the 15 places either side of SABMiller plc in terms of market capitalisation. The committee continued to have regard to pay levels and practices in the company's principal international competitors and in companies in the US and South Africa comparable to its divisions in those countries.

During the year the committee reviewed the structure of pay arrangements for the executive directors and members of the executive committee including grant levels, performance criteria and vesting schedules. The committee considered the retesting of the performance condition for vesting of options granted under the company's Approved and No. 2 Schemes (as defined on page 49) and decided that the limited retesting provision should be removed for all future awards under the plan. The committee also considered the use of matching shares under the Performance Share Scheme whereby executives who retain ownership of shares awarded to them after the initial three-year performance period and who remain in employment with the group for a further two-year period become eligible to receive an additional 50% of the initial number of shares vesting. The committee has agreed that in future the additional 50% will be incorporated into the initial award and a performance condition applied to this portion of the award over a five-year period.

The committee also considered the need to ensure an appropriate balance of performance measures in the group's

	Salary £	Retirement £	Benefits £	Bonus £	LTI £	Total £	% Fixed	Variable %
EAG Mackay	875,000	262,500	106,981	1,375,000	1,165,609	3,785,090	32.9%	67.1%
MI Wyman	525,000	157,500	94,639	560,000	524,522	1,861,661	41.7%	58.3%

Performance-related compensation %

EAG Mackay


Salary – 23.1
Pension – 7.0
Benefits – 2.8
Bonus – 36.3
LTI – 30.8

MI Wyman


Salary – 28.2
Pension – 8.4
Benefits – 5.1
Bonus – 30.1
LTI – 28.2

long-term incentives. The committee agreed that vesting for 50% of future awards of performance shares be subject to SABMiller's Total Shareholder Return (TSR) performance condition, and 50% subject to three-year adjusted earnings per share (EPS) growth, with targets set by reference to historical and forecast adjusted EPS growth for SABMiller's peers (listed on page 50). For the period 2006 to 2009 the committee has set an EPS growth target of 11% p.a. for full vesting with threshold vesting of 25% at 6% p.a. as measured in US dollars. For regional managing directors the profit element is based on three-year operating profit growth for their region.

The committee resolved that future awards under the company's long-term incentive plans will be determined primarily by reference to the number of shares and options rather than as a multiple of base salary since it does not consider that it is appropriate that a rise or fall in share price should lead to an award of a different number of shares or options.

Base pay

The committee reviews the salaries of executive directors at the beginning of each financial year. Details of the salaries applying from 1 April 2006 and the percentage changes from 31 March 2006 levels for the executive directors are shown in the table below:

Executive directors at 31 March 2006	2006 Salary £	2007 Salary £	% change from 2006
EAG Mackay	**875,000**	950,000	8.6%
MI Wyman	**525,000**	575,000	9.5%

The committee received advice from consultants and the Chief Executive on appropriate pay levels for the other members of the company's executive committee:

- for those executives based in the UK, salaries were determined by reference to appropriate UK benchmarks;
- for those executives, other than those resident in the USA, whose primary responsibilities were for operations of business units outside the UK, part of base pay was related to appropriate benchmarks in their theatres of operation and the balance to UK pay levels;
- in the case of the executives responsible for the South African, European and Africa/Asia operations respectively, salary was determined on the assessment that 30% of their time was spent on SABMiller plc duties and therefore related to the UK and global markets, while 70% was on duties for their businesses in their regions; and
- USA salary levels have been determined by reference to the relevant US market comparators.

Annual incentive plans

Each of the executive directors and members of the executive committee is entitled to participate in an annual bonus plan that rewards the achievement of group financial, divisional financial (where applicable), strategic and personal performance objectives agreed by the committee. The Chief Executive may earn a bonus of up to 175% of base salary. The Chief Financial Officer may earn a bonus of up to 120% of base salary and other executive committee members may earn bonuses of up to 120% on their pay in the UK and 150% in both the USA and South Africa.

The group financial performance targets for executive director annual incentive plans relate to adjusted EPS growth and EBITA. The committee believes that linking short-term incentives to profit growth helps to reinforce the company's business objectives. The divisional financial targets vary according to divisional value drivers derived from group needs and include EBITA and sales volumes. Financial performance targets comprise 60% of the incentive bonus potential. The strategic and personal targets which make up the remaining 40% are specific and measurable.

At its meeting on 16 May 2006, the committee received assessments of the performance of the executives participating in the bonus plans against their agreed targets. In light of the achievement against the group financial targets and the levels of achievement against their strategic and personal objectives, the committee agreed the payments of bonuses as shown below to the executive directors:

	2006 Bonus £	% of salary	% achievement
EAG Mackay	**1,375,000**	157%	90%
MI Wyman	**560,000**	107%	89%

Long-term incentive plans

The descriptions of the long-term incentive plans in the section below have been audited.

Share option schemes

At the time of its primary listing on the London Stock Exchange the company established and has since operated:

- the SABMiller plc Approved Share Option Scheme (Approved Scheme) approved by the UK Inland Revenue;
- the SABMiller plc Executive Share Option No. 2 Scheme (No. 2 Scheme); and
- the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa) (Mirror Scheme).

On the acquisition of Miller, shareholders approved the establishment of share incentive arrangements for international employees of the group, principally in the Americas. These arrangements comprised:

- the SABMiller plc International Employee Share Scheme (International Scheme); and
- the SABMiller plc International Employee Stock Appreciation Rights Scheme (SARs Scheme).

All grants of options or rights over shares under these plans have to be at the market value of the company's shares at the time of grant. These are issued annually to employees on the basis of assessment of performance and potential and vest on a time expected basis in line with local market conditions. These plans and their terms were approved by shareholders at the EGM in July 2002 held to approve the acquisition of Miller Brewing Company.

Executive directors and employees in the UK are only permitted to participate in the Approved Scheme (in which participation is limited to £30,000 of outstanding options) and the No. 2 Scheme. The tables on page 55 give details of the grants made to the executive directors in 2005, those exercised during the year and those still outstanding and unexercised from previous years.

Following approval at the company's AGM in July 2001 of the remuneration policy as set out in the annual report for the year ended 31 March 2001, the company amended its practice in regard to share option grants. The policy for participation in the No. 2 Scheme since July 2001 has provided for annual grants of options with the right to exercise subject to the performance condition described below.

Grants made in the year under review were 200% of base salary for the Chief Executive and 150% in the case of the Chief Financial Officer (other executive committee members employed in the UK may be granted up to either 125% or 150% of base salary under this scheme, depending on their roles and responsibilities). For these annual grants vesting is based on a sliding scale performance condition. If such an option has not vested by the fifth anniversary of its grant date it will lapse.

Options granted under the Approved and the No. 2 Schemes may normally only be exercised between three and 10 years after grant. The right to exercise is dependent on the achievement of adjusted EPS growth targets, calculated on the basis of the definition of Headline Earnings in the Institute of Investment Management and Research's Statement of Investment Practice No. 1, chosen because of their ready visibility both to executives and to shareholders. EPS is calculated on an adjusted basis:

- options granted prior to 2002 to each executive director had a performance condition for vesting which required growth in adjusted EPS (expressed in sterling) of 3% per annum compound in excess of the change in the Retail Price Index (RPI) over any three-year period within the 10-year option life. This performance condition was satisfied in respect of all options granted to executive directors in 1999, 2000 and 2001. Details of the EPS levels of achievement by comparison with the RPI movement over the respective periods are given in the notes to the share option scheme tables on page 55.

- options granted to executive directors in 2002 and until the year under review had a performance condition that the base annual award (determined by reference to the previous grant levels of 130% of annual salary for the Chief Executive, 115% of annual salary for other executive directors and up to 100% for other participants) would vest at compound annualised adjusted EPS growth of RPI + 3% subject to testing at three, four and five-year intervals from a fixed base. Half of any additional annual amount would vest at RPI + 4%; and the other half of any additional annual amount would vest at RPI + 5% compound adjusted EPS growth, measured from a fixed base and only capable of testing after three, four or five years. After the five-year test any unvested portion of the option will lapse.
- options granted from 1 April 2006 onwards to each executive director will have the same performance conditions as for awards made during the year under review but, as previously mentioned, the retesting provision will be removed and the performance tests will be applied to two-thirds of the award after three years and one-third after five years.

During the year Mercer undertook for the committee an assessment of whether the performance condition applying to the vesting of any option had been met following the announcement of the results for the financial year. This assessment is reviewed by the company's auditors.

The committee has examined with management the effects of the transition of accounting rules from UK GAAP to IFRS on the share options outstanding from 7 November 2002 under the Approved and No. 2 Schemes. The real adjusted EPS growth performance measurement periods for vesting of these grants straddles accounting periods using both standards and the committee needs to balance consistency with the costs of restating accounts and maintaining fairness of treatment of optionholders. Calculations suggest that backward or forward restatement would not result in material change and is therefore not required.

Performance Share Award Schemes

The company has two Performance Share Award Schemes:

- the SABMiller plc Performance Share Award Scheme (Performance Share Scheme), and
- the SABMiller plc International Performance Share Award Sub-Scheme (Performance Sub-Scheme).

At the time of listing on the London Stock Exchange in 1999 the company established, and has been using the Performance Share Scheme, which is operated in conjunction with the company's Employee Benefit Trust (EBT), for awards to the executive directors. The trustee of the EBT grants awards in consultation with the company. Awards made under the plan have been subject to performance conditions applied after three years with a provision that if vested awards are retained for a further two years they will be increased by an allocation of 50% of the number of shares in the original award that vested.

Normally awards under this plan are made annually to a value of 100% of base salary for the Chief Executive, 75% of base salary for the Chief Financial Officer and other members of the executive committee and up to 50% of base salary for other senior executives. The table on page 56 gives details of the awards made in 2005; those still outstanding from 2003 and 2004; and those made in 2002 which vested in full in 2005. Details of the relative TSR performance achieved for full vesting of the 2002 awards are given in the notes to the table.

For normal awards under this plan, vesting occurs only if three-year TSR (change in value of a share and reinvested dividends over the period), exceeds the median TSR of a comparator group of companies identified at the time of award. On exceeding the median

2002, 2003 and 2004 normal awards	July 2002 awards	2005 and future awards
*Ambev	3i Group	Anheuser Busch
Anheuser Busch	Alliance & Leicester	Asahi Breweries
Asahi Breweries	Allied Domecq	Carlsberg A
Asia Pacific Breweries	Amersham	Constellation Brands
*Bavaria	Associated British Foods	Diageo
Carlsberg A	BOC Group	Femsa UBD
Coors Adolph B	Cable & Wireless	Fosters
Femsa UBD	Dixons	Grolsch
Fosters	Friends Provident	Heineken
Greene King	Gallaher Group	Inbev
Grolsch	Granada	Kirin Brewery
Hartwall A	Hanson	Lion Nathan
Heineken	Hilton Group	*Molson Coors
Interbrew	ICI	Pernod Ricard
Kirin Brewery	Invensys	Sapporo Breweries
Lion Nathan	Kingfisher	Scottish & Newcastle
Molson A	Land Securities	
Quinsa	Next	
San Miguel B	Old Mutual	
Sapporo Breweries	P&O Princess Cruising	
Scottish & Newcastle	Powergen	
Wolverhampton & Dudley	Rentokil Initial	
	Royal & Sun Alliance	
	Scottish & Newcastle	
	Scottish & Southern Energy	
	Smith & Nephew	
	Smiths Group	
	United Utilities	
	WM Morrison Supermarkets	
	Wolseley	

* Note: Ambev, which was in the comparator group for the 2001 to 2004 awards, announced that its merger into Inbev had become unconditional on 29 March 2005 and has been removed from future measurement from that date. Coors and Molson, which were also in the comparator group for the 2001 to 2004 awards, merged on 9 February 2005 and have been replaced for future measurement by Molson Coors Brewing Company. Bavaria was consolidated into SABMiller plc effective 12 October 2005.

performance of the relevant comparator group, 25% of the award vests and on reaching at least upper quartile, 100% of the award vests. Between these levels of achievement awards vest pro rata.

Relative TSR was chosen as the performance measure because it allows for performance to be measured relative to other companies and reflects the benefit to shareholders of management effort. For the purpose of calculating TSR the share prices and dividends of the comparator companies are converted, as necessary, into sterling at the exchange rates prevailing at the relevant times. The conversion into sterling is intended to remove distortions arising from differing rates of inflation in the countries in which the comparator companies are listed.

As set out in the 2003 remuneration report, special conditional share awards were made to the Chief Executive (240,000 shares) and Chief Financial Officer (160,000 shares) within the rules of the Performance Share Scheme with effect from 9 July 2002. The performance condition was applied to these awards during the year based on the TSR of the company compared to the TSR of the same 15 companies above and 15 companies below SABMiller plc in the FTSE 100 on 28 March 2002 used as the reference group for the 2002 executive pay reviews; and the financial performance of the company over the period. This resulted in the share awards vesting in full.

The companies comprising the two TSR comparator groups for all the performance share awards under the Performance Share Scheme which had vested during 2005 or had not yet vested or lapsed at 31 March 2006 are listed on page 50.

During the year Mercer undertook the assessment of the company's TSR performance relative to the comparator groups. The methodology used and the final results for each award are subject to review by the company's auditors.

At its meeting in May 2004 the committee approved the establishment of the Performance Sub-Scheme, within the provisions of the Performance Share Scheme. In order to abide by the transaction covenants agreed at the time of the company's acquisition of Miller, this replaces a cash long-term incentive plan previously applicable to senior executives at Miller. The plan is also operated in conjunction with the company's EBT. The trustee of the EBT grants awards in consultation with the company.

Annual awards made under the plan are subject to financial performance conditions and will normally vest after three years. In order to deal with the transition from the old Miller LTIP, which had end-to-end three-year cycles, in a way that would meet the obligations of the transaction covenant, the first awards made under the new plan comprise both two-year and three-year cycles. Both sets of awards are subject to a performance condition requiring cumulative Miller EBITA to reach specified levels over two and three years.

The committee has extended the provisions of this plan to the South American business, with a first two-year and three-year cycle commencing from 1 April 2006. The performance condition specified is that cumulative regional EBITA reaches a specified level over three years.

Dilution

Taking account of all share options granted over the five years to 31 March 2006 under all the company's share option schemes since listing on 8 March 1999, less lapses, potential dilution amounts to 1.92% of the issued ordinary shares of the company on 31 March 2006. Obligations under the company's other long-term incentive schemes are settled by the EBT from shares purchased in the market. The calculation excludes outstanding options granted under the closed SAB Executive Share Purchase Scheme prior to listing, as was disclosed in the original listing particulars. At 31 March 2006 the number of shares held in the EBT was 3,487,448, representing 0.23% of issued ordinary shares of the company.

During the year 502,060 ordinary shares of 10 US cents each (nominal value) were repurchased into the EBT (at an average price of £9.39 per share), per the company's recommendation to the Trustee to repurchase the vested shares being sold to settle employees' individual tax and NIC liability. This amounted to 0.03% of the issued ordinary shares of the company.

The purpose of the repurchase was to build back the number of EBT shares held, to meet potential future conditional obligations in respect of performance shares, conditionally awarded under the company's Performance Share Award Schemes. The total consideration paid amounted to £4,715,982.

Pensions

It is the company's policy to provide occupational retirement funding schemes on a money purchase basis wherever possible so as to minimise the company's funding risk. Where feasible, the company applies this policy to its new acquisitions.

The rate of contribution from the company as a percentage of salaries paid in sterling is set at 30% for the executive directors.

During the year the company made contributions for the executive directors to the SABMiller Executive Pension Scheme, an Approved Occupational Pension Scheme established as a self-administered money purchase scheme. Contributions were paid in respect of each executive director's salary to the extent allowed by the earnings cap. Contributions in relation to salary above the earnings cap were credited in an unfunded corporate plan.

The committee has reviewed the implications of the new pension tax regimes which become effective from 6 April 2006 on the companies' pension arrangements. The committee has decided no action is necessary.

The value of contributions made to each executive director during the financial year is included in the summary of Emoluments Paid table on page 54.

Service contracts

Service contracts of all the executives are renewable annually on a rolling basis. Notice to be given by the executives to the company or its subsidiaries under their contracts is 12 months. Notice to be given by the company to the executives is 12 months. Mr Mackay and Mr Wyman have service contracts with the company.

Under the service contracts with the company, a payment in lieu of notice may be made on termination of employment. Such payment shall be calculated by reference to the executive's base salary plus company pension contributions for the relevant period, less any deduction considered by the company to be appropriate and reasonable to take account of accelerated receipt and the executive's duty to mitigate his loss.

Details of the executive directors' service contracts are noted below.

	Execution date of service contract	Date first appointed to the board	Date last re-elected as a director	Date due for re-election
EAG Mackay	27/02/1999	08/02/1999	28/07/2005	July 2008
MI Wyman	26/02/1999	08/02/1999	29/07/2004	July 2007

Other benefits

The executive directors are provided with medical insurance, permanent health insurance, company car or car allowance (at their choice) accompanied travel, legal and professional fees, club subscriptions, death in service benefit and occasional London accommodation. The Chairman is provided with medical insurance and professional fees. The estimated values of these provisions are included in the summary of Emoluments Paid table on page 54.

Non-executive directors' fees

The annual fee for the Chairman has been increased from £150,000 to £200,000 effective from 1 April 2006, following a review of chairman fees at the group of companies ranked +/– 15 places either side of SABMiller in the FTSE. The basic annual rate of fees for each other non-executive director is £45,000 and

- for membership of each of the audit, remuneration, nomination and corporate accountability and risk assurance (CARAC) committees over a full year, a non-executive director will receive a fee of £7,000, £6,000, £0 and £5,000 respectively; as chair of the audit, remuneration, nomination or CARAC committees a non-executive director will receive an inclusive fee of £15,000, £14,000, £8,000 and £13,000 respectively, over a full year.

	Date appointed to the board	Date of most recent letter of appointment	Date last elected/ re-elected	Date next due for election/ re-election
GC Bible	01/08/2002	27/09/2002	30/07/2003	July 2006
NJ De Lisi	01/08/2002	09/09/2002	30/07/2003	July 2006
ME Doherty	01/04/2006	07/03/2006	n/a	July 2006
Lord Fellowes	08/02/1999	23/02/1999	30/07/2003	July 2006
JM Kahn	08/02/1999	23/02/1999	29/07/2004	July 2007
PJ Manser	01/06/2001	20/06/2001	29/07/2004	July 2007
J Manzoni	01/08/2004	12/05/2004	28/07/2005	July 2008
MQ Morland	08/02/1999	23/02/1999	29/07/2004	July 2007
CA Pérez Dávila	09/11/2005	12/10/2005*	n/a	July 2006
MC Ramaphosa	08/02/1999	23/02/1999	28/07/2005	July 2008
Lord Renwick of Clifton	08/02/1999	23/02/1999	30/07/2003	July 2006
A Santo Domingo Dávila	09/11/2005	12/10/2005*	n/a	July 2006

* The date on which the transaction with Bavaria completed.

As senior non-executive director, Lord Fellowes receives an additional fee for this role of £5,000 p.a. The Chairman is provided with access to an office, a secretary and a car.

The non-executive directors do not participate in any of the open incentive schemes, nor do they receive any other benefits (other than their beverage allocation) or pension rights. Non-executive directors do not have service contracts.

Details of the non-executive directors' letters of appointment are summarised in the table above.

Performance review

Cumulative TSR performance £ sterling


300
250
200
150
100
50
Value of £100 invested on 1 April 2001
SABMiller
FTSE 100
March 01
March 02
March 03
March 04
March 05
March 06

The above graph compares the company's TSR over the period from 1 April 2001 to 31 March 2006 with the FTSE 100 Total Return Index over the same period.

The company is a member of the FTSE 100 Total Return Index and, accordingly, this is considered to be the most appropriate broad equity market index for the purpose of demonstrating the company's relative performance.

Directors' beneficial interests in shares of the company

The interests of the directors in the shares of the company at 31 March 2006 were:

Director	Beneficial holding as at 31 March 2005	Non-beneficial holding	Purchased/ (sold) during the year	Beneficial holding as at 31 March 2006
JM Kahn	1,470,578	–	(200,000)	–
	–	–	400,000*	**1,670,578****
EAG Mackay	48,524	–	240,000***	–
	–	–	(98,457)***	–
	–	–	100,789***	–
	–	–	(41,105)***	–
	–	–	100,000*	–
	–	–	(49,500)*	**300,251**
MI Wyman	138,600	–	160,000***	–
	–	–	(65,638)***	–
	–	–	46,670***	–
	–	–	(19,034)***	–
	–	–	100,000*	–
	–	–	(46,700)*	**313,898**
GC Bible	–	–	–	–
NJ De Lisi	–	–	–	–
ME Doherty#	–	–	–	–
Lord Fellowes	1,000	–	–	**1,000**
N Gaoning‡	–	–	–	–
PJ Manser	7,500	–	–	**7,500**
J Manzoni	–	–	–	–
MQ Morland	14,800	–	–	**14,800**
CA Pérez Dávila¶	–	–	–	–
MC Ramaphosa	–	4,000†	–	–
Lord Renwick of Clifton	9,000	–	–	**9,000**
A Santo Domingo Dávila¶	–	–	–	–

* Exercise and sale of options on the Executive (South African) Share Purchase Scheme. See also Executive (South African) Share Purchase Scheme table.
** 400,000 of this total is held by the Meyer Kahn Family Trust.
*** Vested share awards and subsequent sale of awards to settle PAYE and NIC on the gross award vested. See also Performance Share Award Scheme table.
‡ Resigned from the board 28 July 2005.
¶ Appointed to the board 9 November 2005.
† The holding remained unchanged during the year.
# Appointed to the board 1 April 2006.

After the year-end, the executive directors' 2003 awards, having met performance criteria, vested in full. Mr Mackay and Mr Wyman retained their vested shares after the sale of sufficient shares to fund PAYE and NIC on gross awards. These holdings are additional to those shares shown in the table above and the share price on 23 May 2006, being vesting date, was £10.21 per share.

Information subject to audit

The following tables form the auditable part of the remuneration report.

Directors' emoluments

The directors' emoluments in the year ended 31 March 2006 in total have been audited and were as follows:

Emoluments paid for the period 1 April 2005 to 31 March 2006

Name	2006 Salary/fees £	2005 Salary/fees £	2006 Expense allowances £	2006 Benefits* £	2006 Total (excluding bonus) £	2006 Bonus £	2006 Total £	2005 Total £
Executive directors								
EAG Mackay	875,000	735,000	–	106,981	981,981	1,375,000	2,356,981	1,551,365
MI Wyman	525,000	450,000	1,100	94,639	620,739	560,000	1,180,739	857,296
Total (A)							3,537,720	2,408,661
Non-executive directors								
GC Bible	–	–	–	–	–	–	–	–
NJ De Lisi	–	–	–	–	–	–	–	–
Lord Fellowes	76,000	71,834	–	19	–	–	76,019	72,110
JM Kahn	155,000	146,667	–	760	–	–	155,760	150,256
MJ Levett	–	14,045	–	–	–	–	–	14,045
PJ Manser	71,000	66,833	–	115	–	–	71,115	66,956
J Manzoni	56,000	30,000	–	115	–	–	56,115	30,000
MQ Morland	66,000	59,833	–	114	–	–	66,114	60,100
N Gaoning	–	42,500	–	–	–	–	14,698	42,500
CA Pérez Dávila	17,802	–	–	36	–	–	17,838	–
MC Ramaphosa	50,000	47,500	–	100	–	–	50,100	47,500
Lord Renwick of Clifton	53,000	58,167	–	–	–	–	53,000	58,167
A Santo Domingo Dávila	17,802	–	–	45	–	–	17,847	–
Total (B)							578,606	541,634
Grand total (A+B)							4,116,326	2,950,295

Mr Levett stepped down from the board at the 2004 annual general meeting.
Mr Bible and Mrs De Lisi have waived their fees. Mr Ning waived his fees and resigned from the board on 28 July 2005.
Mr Perez Dávila and Mr Santo Domingo Dávila were appointed to the board effective 9 November 2005.
The total emoluments reported for 2006 exclude retirement contributions made by the company to the pension schemes as detailed on page 51.
Retirement contributions were paid on behalf of Mr Mackay and Mr Wyman to the extent allowed by the earnings cap, in the amounts of £54,806 (2005: £57,528) and £25,766 (205: £64,260) respectively and contributions in excess of the earnings cap were £207,694 (2005: £162,972) and £131,734 (2005: £70,740) respectively.
During the year the group's apartment in London was made available to Mr Mackay to occupy intermittently, subject to tax on this use for his account.
Mr Mackay receives an annual fee of £60,000 which he is permitted to retain, relating to his appointment as a non-executive director of Reckitt Benckiser plc.
A proportion of this fee is applied to the purchase of Reckitt Benckiser plc ordinary shares.

* The items included within benefits are given on page 51.

Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below, which have been audited. During the year to 31 March 2006 the highest and lowest market prices for the company's shares were £11.78 and £7.745 respectively and the market price on 31 March 2006 was £11.36.

The tables below contain the aggregate expected values of each option grant or performance share award. The expected values of grants and awards made prior to November 2002 are the values previously disclosed in the Directors' Remuneration Reports up to 2003 and were calculated by Mercer. The expected values for the grants and awards made in 2003, 2004 and 2005 have been calculated by Mercer using:

- A binomial valuation model for the options that uses daily share price data and takes account of the option grant date, exercise price and risk-free rate of return, with assumptions as to dividend yield, future volatility and forfeiture; and
- A Monte Carlo simulation model for the performance share awards using the same inputs and assumptions as for the binomial model, but which projects, many thousands of times, the share price of the company along with the share prices of the comparator group stocks to determine correlations between the companies. This produces a distribution of share prices and TSR rankings thus allowing complex market-based hurdles to be modelled.

The methods of calculation of fair values have not been audited by PricewaterhouseCoopers LLP.

SABMiller plc Approved Share Option Scheme

Director	No. of share options as at 31 March 2005	No. of share options granted during the year	No. of share options exercised during the year	Subscription price £	Exercisable 3-10 years from	No. of share options as at 31 March 2006	Expected value £
EAG Mackay	5,586	–	–	5.37	16/03/1999	**5,586**	13,200
MI Wyman	–	3,623	–	8.28	20/05/2005	**3,623**	8,188

No variations have been made to the terms and conditions of the options, including the performance conditions to which their vesting is subject during the relevant period (as set out on page 49).

SABMiller plc Executive Share Option No. 2 Scheme

Director	No. of share options as at 31 March 2005	No. of share options granted during the year	No. of share options vested during the year	No. of share options exercised during the year	Subscription price £	Exercisable 3-10 years from	No. of share options outstanding as at 31 March 2006	Expected value £
EAG Mackay	112,577	–	–	–	4.85	09/03/1999	112,577	240,239
	159,416	–	–	–	4.11	02/06/2000	159,416	262,080
	161,589	–	–	–	5.16	01/06/2001	161,589	258,478
	201,578	–	201,578	–	5.705	31/05/2002	201,578	391,001
	327,721*	–	–	–	4.1575	23/05/2003	327,721	426,037
	222,704	–	–	–	6.605	21/05/2004	222,704	425,365
	–	211,353	–	–	8.28	20/05/2005	211,353	477,658
							1,396,938	
MI Wyman	60,463	–	–	–	4.85	09/03/1999	60,463	129,028
	85,341	–	–	–	4.11	02/06/2000	85,341	140,301
	88,857	–	–	–	5.16	01/06/2001	88.857	142,136
	93,339	–	93,339	–	5.705	31/05/2002	93,339	181,050
	153,337*	–	–	–	4.1575	23/05/2003	153,337	199,338
	102,195	–	–	–	6.605	21/05/2004	102,195	195,192
	–	91,486	–	–	8.28	20/05/2005	91,486	206,758
							675,018	

The expected values shown are the aggregates of the Black-Scholes values of each option grant up to 31 May 2002. The Black-Scholes values have been calculated by Mercer with a model that uses daily share price data and takes account of the option grant date, exercise price and time to maturity, with assumptions as to divided yield and the risk-free rate of return. Options granted from 23 May 2003 onwards are valued using binomial method.

* The share options indicated were eligible to be tested against the performance conditions described in this report for the three years ended 31 March 2006. The performance hurdle having been exceeded, these share options are eligible to be exercised as at 23 May 2006.

Note: Mr Mackay and Mr Wyman were granted 230,000 and 140,000 share options respectively at a subscription price of £10.61 per share on 19 May 2006.

In the year under review, options granted under the Approved and No. 2 Schemes in 2002 vested and became exercisable as the company's adjusted EPS for the year to 31 March 2005, at 55.9 pence (converted from US$ at the average exchange rate over the period 1 April 2004 to 31 March 2005) was more than 24.2% higher (the aggregate of RPI movement and 5% per annum compound growth) than the adjusted EPS of 34.0 pence for the year 31 March 2002 (the base year calculation of the performance condition) converted from US$ at the average exchange rate for the period from 1 April 2001 to 31 March 2002.

The terms and conditions of the options, including the performance conditions to which their vesting is subject (as set out on page 49), remained unchanged during the relevant period.

SABMiller plc Performance Share Award Scheme

The terms and conditions of the awards, including the performance conditions, remained unchanged during the relevant period.

Director	No. of shares in conditional base awards as at 31 March 2005	No. of shares vested and subject to additional shares	No. of shares in conditional base award granted during the year	Purchase price* £	Expected value £	Maximum additional shares that could be awarded after vesting	Expected value £	Performance period 3 years from	Awards vested or lapsed during the year	No. of shares under conditional awards as at 31 March 2006
EAG Mackay	–	73,946	–	0.00	–	36,973	95,390	–	–	–
	100,789	–	–	0.00	287,501	50,395	143,750	31/05/2002	100,789**	–
	240,000	–	–	0.00	1,087,560	120,000	543,780	09/07/2002	240,000**	–
	163,860	–	–	0.00	376,878	81,930	176,150	23/05/2003	–	163,860
	111,352	–	–	0.00	395,300	55,676	185,401	21/05/2004	–	111,352
	–	–	105,676	0.00	466,031	52,838	221,920	20/05/2005	–	105,676
										721,677
MI Wyman	–	30,523	–	0.00	–	15,261	39,373	–	–	–
	46,670	–	–	0.00	133,126	23,335	66,563	31/05/2002	46,670**	–
	160,000	–	–	0.00	725,040	80,000	362,520	09/07/2002	160,000**	–
	76,669	–	–	0.00	176,339	38,335	82,419	23/05/2003	–	76,669
	51,098	–	–	0.00	181,398	25,549	85,078	21/05/2004	–	51,098
	–	–	47,554	0.00	209,713	23,777	99,863	20/05/2005	–	47,554
										381,991

* The face value (market value at the time of the award) of these awards is assumed to be £5.16 per share for the 1 June 2001 tranche, £5.705 for the 31 May 2002 tranche, £4.77 for the 9 July 2002 tranche, £4.1575 for the 23 May 2003 tranche, £6.605 for the 21 May 2004 tranche and £8.28 for the 20 May 2005 tranche for the purposes of the expected value calculations. The expected values shown are the aggregate expected values of all outstanding awards estimated by reference to the probabilities of any portion of each award vesting.

Note: Mr Mackay and Mr Wyman were awarded 230,000 and 140,000 conditional awards of performance shares respectively on 19 May 2006.

** The indicated conditional awards of free shares were tested against the performance condition described in this report over the three years ended 31 May 2005. Having achieved upper quartile performance, these vested in full. Of these vested shares 139,562 and 84,672 shares were sold to cover tax liabilities owing by EAG Mackay and MI Wyman respectively. These are now beneficially held as represented in the beneficial schedule on page 53, but are retained in this table as they may rank for the 50% additional award after two years from 31 May 2005 and 9 July 2005 respectively, prices on vesting dates were £8.45 per share and £8.775 per share respectively.

SABMiller plc Executive Share Purchase Scheme

Prior to adoption of new share schemes on listing in March 1999, each of the executive directors and the Chairman participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

Director	No. of share options as at 31 March 2005	No. of share options granted during the year	No. of share options implemented/ exercised during the year	Sale price/ market price (R)	Subscription price (R)	Exercisable 5-10 years from	No. of share options as at value 2006
EAG Mackay	100,000	–	100,000	117.55	53.63	29/05/1996	–
	100,000	–	–	–	53.95	28/05/1997	100,000
	150,000	–	–	–	46.40	11/11/1998	150,000
							250,000
MI Wyman	100,000	–	100,000	117.55	53.63	29/05/1996	–
	40,000	–	–	–	32.84	14/09/1998	40,000
	60,000	–	–	–	46.40	11/11/1998	60,000
							100,000
JM Kahn	400,000	–	400,000	112.05	53.63	29/05/1996	–

The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table.

From 3 June 2000, the SAB Executive Share Purchase Scheme was closed for purposes of new awards, and replaced by the Mirror Scheme for the purposes of new awards to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa. These are issued annually to employees on the basis of assessment of performance and potential. The unconditional vesting period has been reduced from a five-year period to a three-year period for the May 2006 grants going forward, in line with local market practice.

Approval

This report was approved by the board as recommended by the remuneration committee on 17 May 2006.

By order of the board

Miles Morland, Director
5 June 2006

Annual financial statements

Index

Statement of directors' responsibilities on the consolidated financial statements

for the year ended 31 March 2006

Company law requires the directors to prepare consolidated financial statements for each financial year that give a true and fair view of the state of affairs of the group and of the profit or loss of the group for that year. In preparing those consolidated financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State that the consolidated financial statements comply with IFRS.
- Prepare the consolidated financial statements on the going concern basis, unless it is inappropriate to presume that the group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the consolidated financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In addition, the Companies Act 1985 requires directors to provide the group's auditors with every opportunity to take whatever steps and undertake whatever inspections the auditors consider to be appropriate for the purpose of enabling them to give their audit report.

The directors, having made appropriate enquiries, confirm that:

- as far as each director is aware, there is no relevant audit information of which the group's auditors are unaware; and
- each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the group's auditors are aware of that information.

The directors have reviewed the group's budget and cash flow forecasts. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that SABMiller plc is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

A copy of the financial statements of the group and company are placed on the company's website. The directors are responsible for the maintenance and integrity of statutory and audited information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Independent auditors' report

We have audited the group financial statements of SABMiller plc for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of SABMiller plc for the year ended 31 March 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes specific information that is cross-referred from the Other Information section of the Directors' Report. We also report to you, in our opinion, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report, as described in the contents, and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information in the Directors' Report is consistent with the group financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
and Registered Auditors
London
5 June 2006

PRICEWATERHOUSECOOPERS

Consolidated income statements

	Notes	2006 US$m	2005 US$m
Revenue	2	**15,307**	12,901
Net operating expenses	3	**(12,732)**	(10,354)
Operating profit		**2,575**	2,547
Operating profit before exceptional items		**2,590**	2,132
Exceptional items	4	**(15)**	415
Net finance costs		**(299)**	(143)
Interest payable and similar charges	5a	**(377)**	(239)
Interest receivable	5b	**78**	96
Share of post-tax results of associates		**177**	148
Profit before taxation		**2,453**	2,552
Taxation	7	**(779)**	(823)
Profit for the year	24	**1,674**	1,729
Profit attributable to minority interests		**234**	208
Profit attributable to equity shareholders		**1,440**	1,521
		1,674	1,729
Basic earnings per share (US cents)	8	**105.0**	125.5
Diluted earnings per share (US cents)	8	**104.3**	121.2

All operations are continuing.

The notes on pages 64 to 133 form part of the financial statements.

Consolidated balance sheets

	Notes	2006 US$m	2005 US$m
Assets			
Non-current assets			
Goodwill	10	**12,539**	7,181
Intangible assets	11	**3,596**	122
Property, plant and equipment	12	**6,340**	4,056
Investments in associates	13	**1,067**	1,116
Financial assets:			
– Available for sale investments	14	**41**	187
– Derivative financial instruments	21	**3**	–
Trade and other receivables	16	**87**	54
Deferred tax assets	19	**278**	153
		23,951	12,869
Current assets			
Inventories	15	**881**	627
Trade and other receivables	16	**1,218**	952
Current tax assets		**54**	56
Financial assets:			
– Derivative financial instruments	21	**4**	–
– Loan participation deposit		**196**	–
Cash and cash equivalents	17	**472**	1,143
		2,825	2,778
Total assets		**26,776**	15,647
Liabilities			
Current liabilities			
Financial liabilities:			
– Derivative financial instruments	21	**(3)**	–
– Borrowings	20	**(1,950)**	(815)
Trade and other payables	18	**(2,473)**	(1,941)
Current tax liabilities		**(283)**	(381)
Provisions	22	**(98)**	(62)
		(4,807)	(3,199)
Non-current liabilities			
Financial liabilities:			
– Derivative financial instruments	21	**(175)**	–
– Borrowings	20	**(5,632)**	(2,525)
Trade and other payables	18	**(63)**	(53)
Deferred tax liabilities	19	**(1,412)**	(188)
Provisions	22	**(1,088)**	(927)
		(8,370)	(3,693)
Total liabilities		**(13,177)**	(6,892)
Net assets		**13,599**	8,755
Equity			
Share capital	23	**158**	135
Share premium	24	**6,099**	2,010
Merger relief reserve	24	**3,395**	3,395
Other reserves	24	**102**	207
Retained earnings	24	**3,291**	2,330
Total shareholders' equity		**13,045**	8,077
Minority interests in equity	24	**554**	678
Total equity		**13,599**	8,755

The balance sheets of SABMiller plc are shown on page 135.
The notes on pages 64 to 133 form part of the financial statements.
The financial statements were approved by the board of directors on 5 June 2006 and were signed on its behalf by:



Graham Mackay
Chief Executive Officer



Malcolm Wyman
Chief Financial Officer

Consolidated cash flow statements

for the years ended 31 March

	Notes	2006 US$m	2005 US$m
Cash flows from operating activities			
Net cash generated from operations	25a	**3,291**	2,792
Interest received		**80**	94
Interest paid		**(401)**	(228)
Interest element of finance lease rental payments		**-**	(2)
Tax paid		**(869)**	(625)
Net cash from operating activities		**2,101**	2,031
Cash flows from investing activities			
Purchase of property, plant and equipment		**(999)**	(756)
Proceeds from sale of property, plant and equipment		**48**	30
Purchase of intangible assets		**(33)**	(12)
Purchase of investments		**(7)**	(19)
Proceeds from sale of investments		**5**	475
Acquisition of subsidiaries (net of cash acquired)		**(717)**	(23)
Purchase of shares from minorities		**(2,048)**	(793)
Purchase of shares in associates		**(1)**	(13)
Funding to associates		**-**	(68)
Repayment of funding by associates		**122**	–
Dividends received from associates		**71**	47
Dividends received from other investments		**2**	10
Net cash used in investing activities		**(3,557)**	(1,122)
Cash flows from financing activities			
Proceeds from the issue of shares		**30**	38
Proceeds from the issue of shares to minorities		**-**	1
Purchase of own shares for share trusts		**(8)**	(21)
Proceeds from borrowings	25b	**3,002**	540
Repayment of borrowings	25b	**(900)**	(632)
Capital element of finance lease payments	25b	**(28)**	(25)
Increase in loan participation deposit	25b	**(196)**	–
Dividends paid to shareholders of the parent		**(520)**	(412)
Dividends paid to minority interests		**(167)**	(172)
Net cash generated/(used) in financing activities		**1,213**	(683)
Net cash from operating, investing and financing activities		**(243)**	226
Effects of exchange rate changes		**11**	(56)
Net (decrease)/increase in cash and cash equivalents	25b	**(232)**	170
Cash and cash equivalents at 1 April	25b	**630**	460
Cash and cash equivalents at 31 March	25b	**398**	630

Consolidated statements of total recognised income and expense

	2006 US$m	2005 US$m
Currency translation differences on foreign currency net investments	**(128)**	220
Actuarial gains/(losses) on defined benefit plans	**42**	(210)
Tax on items taken directly to equity	**(17)**	83
Net investment hedges	**(2)**	–
Net (losses)/gains recognised directly in equity	**(105)**	93
Profit for the year	**1,674**	1,729
Total recognised income for the year	**1,569**	1,822
– attributable to equity shareholders	**1,360**	1,601
– attributable to minority interests	**209**	221

	2006 US$m
Effect of changes in accounting policy (adoption of IAS 32 and 39):	
– attributable to equity shareholders	**5**
– attributable to minority interests	**–**
	5

The US$5 million credit for the change in accounting policy relates to the retained earnings reserve.

Notes to the consolidated financial statements

1. Accounting policies

The significant accounting policies adopted in the preparation of the group's financial statements are set out below, together with the decisions made by the group as part of its transition to International Financial Reporting Standards (IFRS). These policies have been consistently applied to all the periods presented, unless otherwise stated.

a. Basis of preparation

The consolidated financial statements of SABMiller plc have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. All International Financial Reporting Standards issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted for use in the EU through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS 39 'Financial Instruments: Recognition and Measurement'. Following the Accounting Regulatory Committee decision of October 2004, the Commission adopted the Regulation 2086/2004 requiring the use of IAS 39, minus certain provisions on the full fair value option and portfolio hedging of core deposits, by all listed companies from 1 January 2005.

Reconciliations of the company's equity as of 1 April 2004 and 31 March 2005 and results for the year ended 31 March 2005 reported under UK GAAP to International Financial Reporting Standards as adopted for use in the European Union are included in Note 30.

The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial instruments as described in the accounting policies below.

IFRS 1 (First-time adoption of IFRS) permits certain exemptions from the full requirements of IFRS to companies adopting IFRS for the first time. The group has elected to take the following permitted exemptions:

(i) Business combinations (including acquisitions) before the date of transition have not been restated. The net book value of goodwill as at the transition date has been restated as deemed cost of goodwill under IFRS.
(ii) Non-current assets held at historical cost have not been revalued; therefore depreciation and impairment tests will continue to be based on historical cost.
(iii) IAS 32 and IAS 39 have been applied with effect from 1 April 2005, therefore hedge documentation and effectiveness is measured from that date.
(iv) Cumulative currency translation differences on foreign net investments recognised separately in equity have been reset to US$Nil at the date of transition.
(v) The cost of share options granted prior to 7 November 2002 has not been recognised in the income statement.
(vi) The accumulated actuarial gains and losses with regard to employee defined benefit post-retirement plans have been recognised in full in the opening IFRS balance sheet as at 1 April 2004.
(vii) Convertible bonds have not been split into component values if the bond has been repaid by the transition date for financial instruments, which was 1 April 2005.

The accounts have been prepared on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the group's accounting policies. Actual results could differ from those estimates.

b. Recent accounting developments

IFRS 7, 'Financial Instruments: Disclosures', (effective from 1 January 2007), introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, 'Financial Instruments: Disclosure and Presentation'. The group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 April 2007, and it is not expected to have a material effect on the group's disclosures.

IFRIC 4, 'Determining whether an Arrangement contains a Lease', (effective from 1 January 2006), requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of the group.

IFRIC 7, 'Applying the Restatement Approach' under IAS 29 'Financial Reporting in Hyperinflationary Economies' (effective for periods beginning 1 March 2006) provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of the group.

c. Significant judgements

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net position of the group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement for the group:

(i) Impairment reviews in respect of goodwill and intangible assets are performed at least annually. More regular reviews are performed if events indicate that this is necessary. Details of the assumptions used are set out in note 10.
(ii) The determination of the carrying amount of property, plant and equipment and related depreciation; capitalisation of costs, estimation of useful economic life and recoverability of such assets. The estimates in relation to these items are set out in part (i) to this note.
(iii) The group is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the provision for taxes as the tax treatment cannot be finally determined until a formal resolution has been reached with the relevant tax authority.
(iv) Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. Details of the assumptions used are set out in note 28.
(v) The determination of the carrying amount and estimated useful lives of intangible assets acquired in a business combination.

1. Accounting policies continued

d. Segmental reporting

A reportable segment is a distinguishable business or geographical component of the group that provides products or services that are different from those of other segments. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The group's primary segmental analyses are in accordance with the basis on which the businesses are managed and according to the differing risk and reward profiles. The group presents its geographic analysis as its primary segmentation.

The group presents its product analysis as its secondary segmentation. This is analysed between secondary segments of Beer, Soft drinks and Other.

e. Basis of consolidation

SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales.
The consolidated financial statements include the financial information of the subsidiary and associated entities owned by the company.

(i) Subsidiaries

Subsidiaries are entities controlled by the company, where control is the power to govern, directly or indirectly, the financial and operating policies of the entity so as to obtain benefit from its activities, regardless of whether this power is actually exercised. Where the company's interest in subsidiaries is less than 100%, the share attributable to outside shareholders is reflected in minority interests. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Some of the company's subsidiaries have a local statutory accounting reference date of 31 December. These are consolidated using management prepared information on a basis coterminous with the company's accounting reference date.

(ii) Associates

Associates are entities in which the group has a long-term interest and over which the group has significant influence, whether direct or indirect, where significant influence is the ability to influence the financial and operating policies of the entity.

The associate, Distell Group Ltd, has a statutory accounting reference date of 30 June. In respect of each year ending 31 March, this company is included based on financial statements drawn up to the previous 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March that would materially affect the results. All other associates are included on a coterminous basis.

f. Foreign exchange

(i) Foreign exchange translation

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars which is the group's presentational currency. The exchange rate of SA rand to US dollar used in preparing the consolidated financial statements was as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2005	6.22	6.26
Year ended 31 March 2006	6.41	6.20

The weighted average exchange rates have been calculated based on the average of the exchange rates during the relevant year and weighted according to the revenue of the group's businesses.

(ii) Transactions and balances

The financial statements for each group company have been prepared on the basis that transactions in foreign currencies are recorded in their functional currency at the rate of exchange ruling at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit in the income statement other than those arising on financial liabilities which are recorded within net finance costs and those which are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary assets such as equity investments classified as available for sale assets are included in equity.

(iii) Overseas subsidiaries and associates

One-off items in the income and cash flow statements of overseas subsidiaries and associates expressed in currencies other than the US dollar are translated to US dollars at the rates of exchange prevailing on the day of the transaction. All other items are translated at weighted average rates of exchange for the relevant reporting period. Assets and liabilities of these undertakings are translated at closing rates of exchange at each balance sheet date. All translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates are recognised as a separate component of equity. For these purposes net assets include loans between group companies that form part of the net investment, for which settlement is neither planned nor likely to occur in the foreseeable future and is either denominated in the functional currency of the parent or the foreign entity. When a foreign operation is disposed of, any related exchange differences in equity are recycled through the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1. Accounting policies continued

g. Business combinations

(i) Subsidiaries

The purchase method is used to account for the acquisition of subsidiaries. The identifiable net assets (including intangibles), are incorporated into the financial statements on the basis of the fair value to the group from the effective date of control, and the results of subsidiary undertakings acquired during the financial year are included in the group's results from that date.

Control is presumed to exist when the group owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists where the group has the ability to direct or dominate decision-making in an entity, regardless of whether this power is actually exercised.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets (including intangibles), liabilities and contingent liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition plus costs directly attributable to the acquisition. It also includes the group's estimate of any deferred consideration payable. Where the business combination agreement provides for an adjustment to the cost that is contingent on future events, contingent consideration is included in the cost of an acquisition if the adjustment is probable (that is, more likely than not) and can be measured reliably. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

Where the group purchases additional shares in subsidiaries such purchases are reflected as separate acquisition processes and no revised fair valuation is required. The difference between the costs of acquisition and the share of the net assets acquired is capitalised as goodwill.

On the subsequent disposal or termination of a previously acquired business, the results of the business are included in the group's results up to the effective date of disposal. The profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill to the extent that it has not previously been taken to the income statement.

(ii) Associates

The group's share of the recognised income and expenses of associates are accounted for using the equity method from the date significant influence commences to the date it ceases, based on present ownership interests. The date significant influence commences is not necessarily the same as the closing date or any other date named in the contract.

The group recognises its share of associates' results as a one line entry before tax in the income statement, after taking account of the share of interest, tax and minority interests.

When the group's interest in an associate has been reduced to nil because the group's share of losses exceeds its interest in the associate, the group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or make payments on behalf of the associate. Where the disposal of an investment in an associate is considered highly probable (that is, significantly more likely than probable), the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to dispose.

(iii) Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the group's interest in the fair value of the identifiable assets (including intangibles), liabilities and contingent liabilities of the acquired entity at the date of acquisition. Where the fair value of the group's share of identifiable net assets acquired exceeds the fair value of the consideration, the difference is recorded as negative goodwill. Negative goodwill arising on an acquisition is recognised immediately in the income statement.

Goodwill is stated at cost less impairment losses and is reviewed for impairment on an annual basis. Any impairment identified is recognised immediately in the income statement and is not reversed.

The carrying amount of goodwill in respect of associates is included in the carrying value of the investment in the associate.

Where a business combination occurs in several stages, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase.

h. Intangible assets

Intangible assets are stated at cost less accumulated amortisation on a straight-line basis (if applicable) and impairment losses. Cost is usually determined as the amount paid by the group, unless the asset has been acquired as part of a business combination. Amortisation is included within net operating expenses in the income statement. Internally generated intangibles are not recognised except for applied development costs referred to under research and development below. Intangible assets with finite lives are amortised over their estimated useful economic lives, and only tested for impairment where there is a triggering event. The directors' assessment of the useful life of intangible assets is based on the nature of the asset acquired, the durability of the products to which the asset attaches and the expected future impact of competition on the business.

Intangible assets acquired as part of a business combination are recognised separately when they are identifiable, it is probable that economic benefits will flow to the group and the fair value can be measured reliably.

(i) Trademarks recognised as part of a business combination

Trademarks are recognised as an intangible asset where the trademark has a long-term value. Acquired trademarks are only recognised where title is clear or the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable. The group typically arrives at the cost of such trademarks on a relief from royalty basis.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is 10-40 years, being the period for which the group has exclusive rights to those trademarks.

1. Accounting policies continued

(ii) Contract brewing and other licences recognised as part of a business combination

Contractual arrangements for contract brewing and competitor licensing arrangements are recognised as an intangible asset at a fair value representing the remaining contractual period with an assumption about the expectation that such a contract will be renewed, together with a valuation of this extension. Contractual arrangements and relationships with customers and distributors are also valued on a similar basis.

Where the acquired licence or contract is seen as having a finite useful economic life, it is subject to amortisation, which is the period for which the group has exclusive rights to these assets or income streams.

(iii) Customer lists and relationships recognised as part of a business combination

The fair value of businesses acquired may include customer lists and relationships. These are recognised as intangible assets and are calculated by discounting the future revenue stream attributable to these lists or relationships.

Where the acquired asset is seen as having a finite useful economic life, it is subject to amortisation over the period for which the group has the benefit of these assets.

(iv) Software

Where computer software is not an integral part of a related item of property, plant and equipment, the software is capitalised as an intangible asset.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring them to use. Direct costs associated with the production of identifiable and unique internally generated software products controlled by the group that will probably generate economic benefits exceeding costs beyond one year are capitalised. Direct costs include software development employment costs (including those of contractors used) and an appropriate portion of overheads. Capitalised computer software, licence and development costs are amortised over their useful economic lives of between three and five years.

Internally generated costs associated with maintaining computer software programmes are expensed as incurred.

(v) Research and development

Research and general development expenditure is written off in the period in which it is incurred.

Certain applied development costs are only capitalised as internally generated intangible assets where there is a clearly defined project, separately identifiable expenditure, an outcome assessed with reasonable certainty (in terms of feasibility and commerciality), future costs exceed expected revenue and the group has the resources to complete the task. Such assets are amortised on a straight-line basis over their useful lives.

i. Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and any impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying value or recognised as a separate asset as appropriate, only when it is probable that future economic benefits associated with the specific asset will flow to the group and the cost can be measured reliably. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

(i) Land and buildings

Land and buildings have been included at their cost as permitted by IFRS 1. Cost represents the carrying value of land and buildings as at the transition date to IFRS, being 1 April 2004.

(ii) Assets in the course of construction

Assets in the course of construction are carried at cost less any impairment loss. Cost includes professional fees and for qualifying assets certain borrowing costs as determined below. Depreciation of these assets, on the same basis as other property assets commences when the assets are ready for their intended use.

(iii) Assets held under finance leases

Assets held under finance leases which result in the group bearing substantially all the risks and rewards incidental to ownership are capitalised as property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a current or non-current liability. The interest element of the lease obligations is charged to the income statement over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial period.

(iv) Containers

Containers in circulation are recorded within property, plant and equipment at cost net of accumulated depreciation less any impairment loss.

Depreciation of returnable bottles and containers is recorded to write the containers off over the course of their economic life. This is typically undertaken in a two stage process:

- The excess over deposit value is written down over a period of 1-3 years.
- Provisions are made against the deposit values for breakages and loss in trade together with a design obsolescence provision held to write off the deposit value over the expected bottle design period – which is a period of no more than 10 years from the inception of a bottle design. This period is shortened where appropriate by reference to market dynamics and the ability of the entity to use bottles for different brands.

1. Accounting policies continued

(v) Depreciation

No depreciation is provided on freehold land or assets in the course of construction. In respect of all other property, plant and equipment, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value of each asset over its expected useful life as follows:

Freehold buildings	20-50 years
Leasehold buildings	Shorter of the lease term or 50 years
Plant, vehicles and systems	2-30 years
Containers, including returnable containers	1-10 years
Assets held under finance leases	Lower of the lease term or useful life of the asset

The group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the disposal of an asset is the difference between the disposal proceeds and the net book amount of the asset.

(vi) Capitalisation of borrowing costs

Direct financing costs incurred, before tax, on major capital projects during the period of development or construction that necessarily take a substantial period of time to be developed for their intended use are capitalised up to the time of completion of the project.

j. Advance payments made to customers (principally hotels, restaurants, bars and clubs)

Advance payments made to customers are conditional on the achievement of contracted sales targets or marketing commitments. The group records such payments as prepayments initially at fair value and are amortised in the income statement over the relevant period to which the customer commitment is made (typically 3-5 years). These prepayments are recorded net of any impairment losses.

Where there is a volume target the amortised cost of the advance is included in sales discounts as a reduction to revenue and where there are specific marketing activities/commitments the cost is included as an operating expense. The amounts capitalised are reassessed annually for achievement of targets and are written down if there are impairment concerns.

Assets held at customer premises are included within property, plant and equipment and are depreciated in line with group policies on similar assets.

k. Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost net of discounts and rebates on a first-in first-out basis (FIFO).
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses on a FIFO basis.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

l. Financial assets and financial liabilities

Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transactions costs where applicable). For those financial assets that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the right to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts and the group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the group may be unable to collect all amounts due according to the terms of the receivables. The amount of the provision is the difference between the asset's carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. This provision is recognised in the income statement.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Investments in this category are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment.

1. Accounting policies continued

(ii) Available-for-sale investments

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classified as financial assets at fair value through the income statement, or loans and receivables. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are initially recognised at fair value plus transaction costs and subsequently re-measured at fair value and tested for impairment. Gains and losses arising from changes in fair value including any related foreign exchange movements are recognised in equity. On disposal or impairment of available-for-sale investments, any gains or losses in equity are recycled through the income statement.

Purchases and sales of investments are recognised on the date on which the group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

(iii) Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. A loan participation deposit is shown as a current asset on the face of the balance sheet. This deposit is included within net debt as it relates to certain borrowings which are also included in net debt.

Bank overdrafts are shown within borrowings in current liabilities and are included within cash and cash equivalents on the face of the cash flow statement as they form an integral part of the group's cash management.

(iv) Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued; or if it can be demonstrated that it is closely related to the host contract. There are certain exemptions which the group has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature and whether they are deemed to be in a hedging relationship.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. (See note x for the group's accounting policy on hedge accounting.)

(v) Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

(vi) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date.

m. Impairment

This policy covers all assets except inventories (see note k), financial assets (see note l), non-current assets classified as held for resale (see note n), and deferred tax assets (see note u).

Impairment reviews are performed by comparing the carrying value of the non-current asset to its recoverable amount, being the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of non-current assets are written down by any impairment amount, the loss is recognised in the income statement in the period in which it is incurred.

Where the asset does not generate cash flows that are independent from the cash flows of other assets the group estimates the recoverable amount of the cash generating unit (CGU) to which the assets belongs. For the purpose of conducting impairment reviews, CGUs are considered to be groups of assets and liabilities that have separately identifiable cash flows. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

When an impairment is recognised, the impairment loss is held firstly against any specifically impaired assets of the CGU, then taken against goodwill balances and if there is a remaining loss it is set against the remaining intangible and tangible assets on a pro-rata basis. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the income statement in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset is restricted to the amount that it would have been had the original impairment not occurred. Impairment losses in respect of goodwill are irreversible.

Goodwill is tested annually for impairment. Assets subject to amortisation are reviewed for impairment if circumstances or events change to indicate that the carrying value may not be fully recoverable.

n. Non-current assets held for resale

Non-current assets and all assets and liabilities classified as held for resale are measured at the lower of carrying value and fair value less costs to sell.

Such assets are classified as held for resale if their carrying amount will be recovered through a sale transaction rather than through continued use. This condition is regarded as met only when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and when management is committed to the sale which is expected to qualify for recognition as a completed sale within one year from date of classification.

o. Provisions

Provisions are recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Such provisions are calculated on a discounted basis where the effect is material to the original undiscounted provision. The carrying amount of the provision increases in each period to reflect the passage of time and the unwinding of the discount and the movement is recognised in the income statement within interest costs.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses, however, provisions are recognised for onerous contracts where the unavoidable cost exceeds the expected benefit.

p. Share capital

Ordinary shares are classified as equity. The convertible participating shares and the non-voting convertible shares are also classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the share premium account.

q. Investments in own shares and those shares held by employee benefit trusts

Shares held by employee share ownership plans and employee benefit trusts are treated as a deduction from equity until the shares are cancelled, reissued, or disposed of. The SABMiller plc shares held by Safari Ltd, a special purpose vehicle, are classified similarly.

Purchases of such shares are classified in the cash flow statement as a net purchase of own shares for share trusts within net cash from financing activities.

Where such shares are subsequently sold or reissued any consideration received, net of any directly attributable incremental costs and related tax effects, is included in equity attributable to the company's equity shareholders.

r. Revenue recognition

(i) Sale of goods and services

Revenue represents the fair value of consideration received or receivable for goods and services provided to third parties and is recognised when the risks and rewards of ownership are substantially transferred.

The group presents revenue gross of excise duties because unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for product received. The group therefore considers excise as a cost to the group and reflects it as a production cost. Consequently any excise that is recovered in the sale price is included in revenue.

Revenue excludes value added tax. It is stated net of price discounts, promotional discounts and after an appropriate amount has been provided to cover the sales value of credit notes yet to be issued that relate to the current and prior periods.

The same recognition criteria also apply to the sale of by-products and waste (such as spent grain, malt dust and yeast) with the exception that these are included within other income.

(ii) Interest income

Interest income is recognised using the effective interest method.

When a receivable is impaired the group reduces the carrying amount to its recoverable amount by discounting the estimated future cash flows at the original effective interest rate, and continuing to unwind the discount as interest income.

(iii) Royalty income

Royalty income is recognised on an accruals basis in accordance with the relevant agreements and is included in other income.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

s. Operating leases

Rentals paid and incentives received on operating leases are charged or credited to the income statement on a straight-line basis over the lease term.

t. Exceptional items

Where certain expense or revenue items recorded in a period are material by their size or incidence, the group reflects such items as exceptional items within a separate line on the income statement except for those exceptional items that relate to associates, interest and tax. (Associates, interest and tax exceptional items are only referred to in the notes to the consolidated financial statements).

Exceptional items are also summarised by class in the segmental analyses, excluding those that relate to interest and tax.

Where certain income statement items incurred are of a capital nature or are considered material and non-recurring, the group proposes to continue to present alternative earnings per share calculations both on a headline (under the IIMR definition as described in note 8) and on an adjusted basis.

1. Accounting policies continued

u. Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is also recognised in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The group's liability for current taxation is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full using the liability method, in respect of all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements, except where the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its tax base, or where the carrying value of a liability is less than its tax base. Deferred tax is recognised in full on temporary differences arising from investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. This includes taxation in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary. Deferred income tax is also recognised in respect of the unremitted retained earnings of overseas associates as the group is not able to determine when such earnings will be remitted and when such additional tax such as withholding taxes might be payable.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is probable that future taxable profit will be available against which the temporary differences (including carried forward tax losses) can be utilised.

Deferred tax is measured at the tax rates expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted at balance sheet date. Deferred tax is measured on a non-discounted basis.

v. Dividend distributions

Dividend distributions to equity holders of the parent are recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

w. Employee benefits

(i) Wages and salaries

Wages and salaries for current employees are recognised in the income statement as the employees' services are rendered.

(ii) Vacation and long-term service awards costs

The group recognises a liability and an expense for accrued vacation pay when such benefits are earned and not when these benefits are paid.

The group also recognises a liability and an expense for long-term service awards where cash is paid to the employee at certain milestone dates in a career with the group. Such accruals are appropriately discounted to reflect the future payment dates at discount rates determined by reference to local high-quality corporate bonds.

(iii) Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments.

The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation. At a mid-year point an accrual is maintained for the appropriate proportion of the expected bonuses which would become payable at the year end.

(iv) Share-based compensation

The group operates a variety of equity-settled, share-based compensation plans. These comprise share option plans (with and without non-market performance conditions attached) and a performance share award scheme (with market conditions attached). An expense is recognised to spread the fair value of each award granted after 7 November 2002 over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. This expense is offset by a corresponding adjustment made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. The charge is based on the fair value of the award as at the date of grant, as calculated by various binomial model calculations or Monte Carlo simulations.

The charge is not reversed if the options are not exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(v) Pension obligations

The group has both defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for any actuarial gains or losses and unrecognised past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

1. Accounting policies continued

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full as they arise outside of income statement and are presented in the statement of recognised income and expense, with the exception of gains or losses arising from changes in the benefits regarding past services, which are recognised in the income statement.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time. In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The contributions to defined contribution plans are recognised as an expense as the costs become payable. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(vi) Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

(vii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value in a similar manner to all long-term employee benefits.

x. Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to manage foreign exchange and interest rate risks), comprise interest rate swaps, cross currency swaps and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies (see note 21). The group also has derivatives embedded in other contracts primarily cross border foreign currency supply contracts for raw materials.

Accounting policy under UK GAAP prior to 31 March 2005

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net finance charges. Premiums or discounts arising on the purchase of derivative financial instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign currency exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within receivables or payables as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains or losses are reflected in operating income.

Accounting policy under IFRS since 1 April 2005

In accordance with the exemption available in IFRS 1, the group has adopted IAS 32 and IAS 39 with effect from 1 April 2005. As a result, the group is required to recognise transitional adjustments as set out in IFRS 1 for financial instruments, including designated hedging relationships, in accordance with the measurement requirements of IAS 39 at 1 April 2005. The accounting policy is as follows:

Derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the group is required to document prospectively the relationship between the hedged item and the hedging instrument. The group is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is re-performed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions or firm commitments for foreign exchange risks (cash flow hedge); or hedges of net investments in foreign operations.

(i) Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the group's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the income statement in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement together with the gain or loss on the hedged item attributable to the hedged risk.

1. Accounting policies continued

(ii) Cash flow hedges

Cash flow hedges comprise derivative financial instruments designated in a hedging relationship to manage currency risk to which the cash flows of certain liabilities are exposed. The effective portion of changes in the fair value of the derivative that is designated and qualifies for hedge accounting is recognised in equity. The ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item affects profit or loss. However, where a forecasted transaction results in a non-financial asset or liability, the accumulated fair value movements previously deferred in equity are included in the initial cost of the asset or liability.

(iii) Hedges of net investments in foreign operations

Hedges of net investments in foreign operations comprise either foreign currency borrowings or derivatives (typically forward exchange contracts) designated in a hedging relationship.

Gains or losses on hedging instruments that are regarded as highly effective are recognised in equity. These largely offset foreign currency gains or losses arising on the translation of net investments that are recorded in equity, in the foreign currency translation reserve. The ineffective portion of gains or losses on hedging instruments is recognised immediately in the income statement. Amounts accumulated in equity are only recycled to the income statement upon disposal of the net investment.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

Certain derivative instruments, whilst providing effective economic hedges under the group's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the income statement. The group does not hold or issue derivative financial instruments for speculative purposes.

The impact of applying this new accounting policy is as follows:

Fair value hedges

At 1 April 2005, the group recognised additional non-current derivative assets of US$3 million, additional non-current derivative liabilities of US$5 million and a decrease in non-current borrowings of US$2 million in respect of financial instruments used to hedge the group's interest rate risk. These adjustments had no impact on deferred tax.

Cash flow hedges

At 1 April 2005, the group recognised additional non-current derivative assets of US$14 million and a decrease in non-current trade and other receivables of US$14 million in respect of financial instruments used to hedge the group's foreign currency exposure. These adjustments had no impact on deferred tax.

Embedded derivatives

At 1 April 2005, the group recognised additional current derivative assets of US$5 million and an increase in equity of US$5 million in respect of embedded derivatives relating to the group's malt and barley contracts (US$4 million), and foreign exchange contracts (US$1 million). These adjustments had no impact on deferred tax.

Balance sheet classification

At 1 April 2005, the reclassification of interest accruals and prepayments resulted in a US$2 million decrease in current trade and other receivables, a US$29 million decrease in current trade and other payables, a US$1 million decrease in current borrowings and a US$28 million increase in non-current borrowings. The net impact on the group's gross borrowings at 1 April 2005 was an increase of US$27 million.

Under UK GAAP, minority equity investments and other loans were classified as 'other investments' on the face of the balance sheet. Upon adoption of IAS 32/IAS 39, this category has been renamed 'available for sale investments' and loans and receivables of US$20 million were reclassified as 'trade and other receivables'.

The change in accounting policy resulted in a net increase in total equity at 1 April 2005 of US$5 million.

y. Deposits by customers

Bottles and containers in circulation are recorded within property, plant and equipment and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable containers are reflected in the balance sheet within current liabilities. Any estimated liabilities that may arise in respect of deposits for unbranded containers and bottles are shown in provisions.

z. Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group's employee benefit trust during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of ordinary shares in issue during the year, less the weighted average number of ordinary shares held in the group's employee benefit trust during the year, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

2. Segmental analysis

Primary reporting format – Geographical Segments

Income Statement

	Segment revenue 2006 US$m	Segment result 2006 US$m	Share of post-tax results of associates 2006 US$m	Total 2006 US$m	Segment revenue 2005 US$m	Segment result 2005 US$m	Share of post-tax results of associates 2005 US$m	Total 2005 US$m
North America	**4,912**	**454**	**–**	**454**	4,892	598	–	598
Latin America	**2,153**	**376**	**–**	**376**	521	90	–	90
Europe	**3,258**	**567**	**–**	**567**	2,909	431	–	431
Africa and Asia	**1,203**	**257**	**104**	**361**	1,003	352	79	431
South Africa	**3,781**	**1,011**	**73**	**1,084**	3,576	906	69	975
Corporate	**–**	**(90)**	**–**	**(90)**	–	170	–	170
Group	**15,307**	**2,575**	**177**	**2,752**	12,901	2,547	148	2,695
		Net finance costs		**(299)**				(143)
		Profit before tax		**2,453**				2,552
		Taxation		**(779)**				(823)
		Profit for the year		**1,674**				1,729

Voluntary Income Statement disclosures for the primary reporting format

Alternative performance measures have been provided below on a segmental basis since the directors believe that they give a useful additional indication of underlying performance.

Group revenue (including associates)

	Segment revenue 2006 US$m	Share of associates' revenue 2006 US$m	Group revenue (including associates) 2006 US$m	Segment revenue 2005 US$m	Share of associates' revenue 2005 US$m	Group revenue (including associates) 2005 US$m
North America	**4,912**	**–**	**4,912**	4,892	–	4,892
Latin America	**2,153**	**12**	**2,165**	521	–	521
Europe	**3,258**	**–**	**3,258**	2,909	–	2,909
Africa and Asia	**1,203**	**1,018**	**2,221**	1,003	934	1,937
South Africa:						
– Beverages	**3,781**	**423**	**4,204**	3,576	419	3,995
– Hotels and Gaming	**–**	**321**	**321**	–	289	289
– South Africa Total	**3,781**	**744**	**4,525**	3,576	708	4,284
Group	**15,307**	**1,774**	**17,081**	12,901	1,642	14,543

Operating profit before exceptional items

	Operating profit (segment result) 2006 US$m	Exceptional items 2006 US$m	Operating profit before exceptional items 2006 US$m	Operating profit (segment result) 2005 US$m	Exceptional items 2005 US$m	Operating profit before exceptional items 2005 US$m
North America	**454**	**–**	**454**	598	(111)	487
Latin America	**376**	**11**	**387**	90	–	90
Europe	**567**	**–**	**567**	431	51	482
Africa and Asia	**257**	**–**	**257**	352	(103)	249
South Africa: Beverages	**1,011**	**–**	**1,011**	906	–	906
Corporate	**(90)**	**4**	**(86)**	170	(252)	(82)
Group	**2,575**	**15**	**2,590**	2,547	(415)	2,132

2. Segmental analysis continued

EBITA

This comprises operating profit before exceptional items, amortisation of intangible assets (excluding software) and includes the group's share of associates' operating profit on a similar basis.

	Operating profit before exceptional items 2006 US$m	**Share of associates' operating profit before exceptional items 2006 US$m**	**Amortisation of intangible assets (excluding software) 2006 US$m**	**EBITA 2006 US$m**	Operating profit before exceptional items 2005 US$m	Share of associates' operating profit before exceptional items 2005 US$m	Amortisation of intangible assets (excluding software) 2005 US$m	EBITA 2005 US$m
North America	**454**	**–**	**–**	**454**	487	–	–	487
Latin America	**387**	**–**	**49**	**436**	90	–	–	90
Europe	**567**	**–**	**2**	**569**	482	–	–	482
Africa and Asia	**257**	**164**	**1**	**422**	249	134	–	383
South Africa:								
– Beverages	**1,011**	**51**	**–**	**1,062**	906	50	–	956
– Hotels and Gaming	**–**	**84**	**–**	**84**	–	73	–	73
– South Africa Total	**1,011**	**135**	**–**	**1,146**	906	123	–	1,029
Corporate	**(86)**	**–**	**–**	**(86)**	(82)	–	–	(82)
Group	**2,590**	**299**	**52**	**2,941**	2,132	257	–	2,389

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

	2006 US$m	2005 US$m
Share of associates' operating profit (before exceptional items)	**299**	257
Share of associates' exceptional items	**–**	7
Share of associates' finance costs	**(16)**	(24)
Share of associates' taxation	**(81)**	(74)
Share of associates' minority interests	**(25)**	(18)
Share of post-tax results of associates	**177**	148

EBITDA (a reconciliation of group EBITDA after cash exceptional items to cash generated from operations can be found in note 25a)

This comprises net cash generated from operations before working capital movements and after operating cash exceptional items.

	EBITDA before cash exceptional items 2006 US$m	**Cash exceptional items 2006 US$m**	**EBITDA 2006 US$m**	EBITDA before cash exceptional items 2005 US$m	Cash exceptional items 2005 US$m	EBITDA 2005 US$m
North America	**591**	**–**	**591**	634	4	638
Latin America	**574**	**(4)**	**570**	129	–	129
Europe	**733**	**–**	**733**	649	(5)	644
Africa and Asia	**321**	**–**	**321**	293	–	293
South Africa: Beverages	**1,205**	**–**	**1,205**	1,101	–	1,101
Corporate	**(68)**	**(4)**	**(72)**	(69)	–	(69)
Group	**3,356**	**(8)**	**3,348**	2,737	(1)	2,736

2. Segmental analysis continued

Balance Sheet
– Total Assets

	Segment assets 2006 US$m	Investment in associates 2006 US$m	Current and deferred tax 2006 US$m	Total assets 2006 US$m	Segment assets 2005 US$m	Investment in associates 2005 US$m	Current and deferred tax 2005 US$m	Total assets 2005 US$m
North America	**5,732**	**–**	**–**	**5,732**	5,819	–	–	5,819
Latin America	**11,815**	**7**	**–**	**11,822**	1,081	–	–	1,081
Europe	**3,582**	**–**	**–**	**3,582**	3,444	–	–	3,444
Africa and Asia	**1,218**	**721**	**–**	**1,939**	807	692	–	1,499
South Africa	**2,331**	**339**	**–**	**2,670**	2,206	424	–	2,630
Corporate	**699**	**–**	**–**	**699**	965	–	–	965
Unallocated assets	**–**	**–**	**332**	**332**	–	–	209	209
Group	**25,377**	**1,067**	**332**	**26,776**	14,322	1,116	209	15,647

– Total Liabilities

	Segment liabilities 2006 US$m	Unallocated liabilities 2006 US$m	Total liabilities 2006 US$m	Segment liabilities 2005 US$m	Unallocated liabilities 2005 US$m	Total liabilities 2005 US$m
North America	**1,303**	**–**	**1,303**	1,344	–	1,344
Latin America	**797**	**–**	**797**	91	–	91
Europe	**644**	**–**	**644**	607	–	607
Africa and Asia	**190**	**–**	**190**	162	–	162
South Africa	**607**	**–**	**607**	590	–	590
Corporate	**184**	**–**	**184**	189	–	189
Unallocated liabilities	**–**	**9,452**	**9,452**	–	3,909	3,909
Group	**3,725**	**9,452**	**13,177**	2,983	3,909	6,892

Other segmental information

	Depreciation and amortisation		Other non-cash items		Impairment losses recognised	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
North America	**132**	128	**4**	(97)	**–**	6
Latin America	**177**	34	**15**	4	**2**	1
Europe	**159**	164	**(2)**	46	**10**	3
Africa and Asia	**49**	37	**6**	(100)	**5**	3
South Africa	**136**	139	**58**	54	**1**	2
Corporate	**7**	9	**13**	(245)	**1**	1
Group	**660**	511	**94**	(338)	**19**	16

	Capital expenditure excluding acquisitions		Acquisition activity		Total capital expenditure*	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
North America	**146**	110	**–**	–	**146**	110
Latin America	**161**	38	**5,473**	–	**5,634**	38
Europe	**279**	326	**21**	24	**300**	350
Africa and Asia	**110**	72	**107**	–	**217**	72
South Africa	**280**	218	**–**	–	**280**	218
Corporate	**44**	9	**–**	–	**44**	9
Group	**1,020**	773	**5,601**	24	**6,621**	797

* Capital expenditure includes acquisitions and additions of intangible assets and property, plant and equipment.

Secondary Reporting Format – Business Segments

	Revenue		Total assets		Capital expenditure*	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
Beer	**12,967**	10,868	**21,068**	11,288	**5,830**	655
Soft drinks	**1,619**	1,537	**2,286**	1,699	**259**	118
Other	**721**	496	**2,023**	1,335	**532**	24
	15,307	12,901	**25,377**	14,322	**6,621**	797
Investment in associates			**1,067**	1,116		
Unallocated assets			**332**	209		
Group	**15,307**	12,901	**26,776**	15,647	**6,621**	797

There is no material difference between the source and destination of revenue. Revenue between segments is immaterial.

* Capital expenditure includes acquisitions and additions of intangible assets and property, plant and equipment.

3. Net operating expenses

	2006 US$m	2005 US$m
Cost of inventories recognised as an expense:	**4,239**	3,862
– Changes in inventories of finished goods and work in progress	**(21)**	42
– Raw materials and consumables used	**4,260**	3,820
Excise duties*	**2,929**	2,295
Employee benefits costs (see note 6a)	**1,723**	1,426
Depreciation of property, plant and equipment:	**555**	478
– Owned assets	**435**	380
– Under finance lease	**9**	16
– Containers	**111**	82
Net (profit) on disposal of investments	**–**	(359)
Net (profit)/loss on disposal of property, plant and equipment	**(5)**	16
Amortisation of intangible assets:	**105**	33
– Intangible assets excluding software	**52**	–
– Software	**53**	33
Other expenses:	**3,369**	2,794
– Selling, marketing and distribution costs	**1,797**	1,521
– Repairs and maintenance expenditure on property, plant and equipment	**289**	236
– Impairment of property, plant and equipment	**4**	9
– Impairment of trade receivables	**15**	7
– Operating lease rentals – land and buildings	**27**	23
– Operating lease rentals – plant, vehicle and systems	**27**	19
– Restructuring costs	**15**	14
– Research and development expenditure	**8**	7
– Other operating expenses	**1,187**	958
Total net operating expenses by nature	**12,915**	10,545
Other income:	**(183)**	(191)
– Revenue received from royalties	**(34)**	(42)
– Dividends received from investments	**(3)**	(10)
– Other operating income	**(146)**	(139)
Net operating expenses	**12,732**	10,354

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under IAS 39, were a loss of US$7 million (2005: gain of US$14 million).

* Excise duties have been incurred as follows: North America US$879 million (2005: US$891 million); Latin America US$502 million (2005: US$58 million); Europe US$607 million (2005: US$523 million); Africa and Asia US$243 million (2005: US$168 million) and South Africa US$698 million (2005: US$655 million).

3. Net operating expenses continued

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2006 US$m	2005 US$m
Group auditors		
Auditors' remuneration for audit and assurance related services		
– statutory audit	**8**	6
Further assurance services	**16**	3
Tax services		
– compliance services	**1**	–
– tax advisory services	**3**	3
Other services	**1**	1
	29	13

Included above are fees paid to the group's auditors in respect of non-audit services in the UK of US$17 million (2005: US$3 million) of which US$12 million relates to due diligence and further assurance services in respect of the Bavaria transaction.

	2006 US$m	2005 US$m
Other auditors		
Auditors' remuneration for audit and assurance related services		
– statutory audit	**1**	1
Further assurance services	**6**	2
Tax services		
– tax advisory services	**1**	1
Other services		
– IT consulting	**–**	1
– other	**15**	4
	23	9

4. Exceptional items

	2006 US$m	2005 US$m
Subsidiaries' exceptional items included in operating profit:		
North America	–	111
Profit on disposal of Tumwater brewery	–	4
Reversal of provision for brewery closure costs in Tumwater	–	1
Miller integration and restructuring costs reversal of provision	–	2
Gain in relation to post-retirement plans	–	104
Latin America		
Bavaria integration and restructuring costs	**(11)**	–
Europe	–	(51)
Brewery closure costs in Italy	–	(35)
Restructuring costs in the Canary Islands	–	(16)
Africa and Asia		
Profit on disposal of investment	–	103
Corporate	**(4)**	252
Profit on disposal of investment	–	252
Bavaria integration costs	**(4)**	–
Exceptional items included within operating profit	**(15)**	415
Taxation credit/(charge)	**5**	(74)
Minority interests' share of the above items	–	8
Share of associates' exceptional items		
Hotels and Gaming	–	7
Profit on disposal of property, plant and equipment	–	11
Restructuring costs	–	(4)
Taxation credit	–	1
Exceptional items (including share of associates' exceptional items)	**(15)**	422

2006
Latin America and Corporate
Integration and restructuring costs associated with the consolidation of Bavaria of US$15 million were incurred during the year.

2005
North America
In April 2004, the sale of the Tumwater brewery in North America was completed resulting in a profit on disposal of US$4 million. During 2005, US$1 million of the Tumwater closure costs previously provided were deemed surplus and were credited to the income statement.

During 2005, US$2 million of the restructuring and integration costs provided in the prior year were deemed surplus and were credited to the income statement.

During 2005, post-retirement arrangements were changed and post-retirement medical healthcare liabilities were capped, which resulted in a gain of US$104 million being recorded in the income statement. The related tax charge was US$41 million.

Europe

Following the acquisition of S.p.A. Birra Peroni in 2004, an operating review resulted in an announcement in October 2004 of the closure of the Naples brewery at a total cost of US$35 million. Property, plant and equipment were written down to net recoverable value, resulting in a charge of US$21 million. In addition, the closure resulted in retrenchment costs of US$8 million, Nastro Azzurro re-branding costs of US$2 million and other exit costs of US$4 million.

In March 2005, a restructuring plan was announced for the Canary Islands. A provision of US$16 million was charged to the income statement to cover the costs which primarily relate to severance.

Africa and Asia

In June 2004, the group completed the disposal of its 29.4% interest in Harbin Brewery Group Limited (Harbin), realising a profit on disposal of US$103 million.

Corporate

In July 2004, the group disposed of its entire 21% interest in Edgar's Consolidated Stores Ltd (Edcon) realising a profit on disposal of US$252 million. The associated capital gains tax amounted to US$30 million.

South Africa: Hotels and Gaming

In May 2004, Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun) recorded an exceptional pre-tax profit on the sale of two Umhlanga Rocks hotels and land, of which the group's share amounted to US$11 million.

During 2005, US$4 million of costs were charged to the income statement in relation to restructuring in the hotels and gaming division.

5. Net finance costs

	2006 US$m	2005 US$m
a. Interest payable and similar charges		
Interest payable on bank loans and overdrafts	**124**	73
Interest payable on corporate bonds	**225**	150
Early redemption penalty in respect of private placement notes	**13**	–
Interest element of finance leases payments	**1**	2
Exchange loss on financing activities	**3**	6
Fair value losses on derivative financial instruments	**3**	–
Fair value losses on fair value hedges	**1**	–
Other finance charges	**7**	8
Total interest payable and similar charges	**377**	239
b. Interest receivable		
Interest receivable	**78**	96
Total interest receivable	**78**	96
Net finance costs	**299**	143

6. Employee and key management compensation costs

a. Employee costs

	2006 US$m	2005 US$m
Wages and salaries	**1,416**	1,296
Share based payments	**32**	18
Social security costs	**129**	98
Other pension costs*	**96**	9
Post-retirement benefits other than pensions*	**50**	5
	1,723	1,426

* During 2005 the Miller Brewing Company effected changes for its post-retirement plans and capped its post-retirement medical healthcare liabilities which resulted in an exceptional credit to the income statement of US$104 million (see note 4).

b. Employee numbers

The average monthly number of employees (excluding employees of associated undertakings and including executive directors) are shown on a full-time equivalent basis.

	2006	2005
North America	**5,887**	5,760
Latin America	**15,412**	6,873
Europe	**11,622**	11,424
Africa and Asia	**10,557**	6,995
South Africa	**10,078**	9,616
Corporate	**216**	224
Group	**53,772**	40,892

c. Key management compensation

The directors of the company and members of the executive committee (excom) are defined as key management. At 31 March 2006 there were 22 key management personnel.

	2006 US$m	2005 US$m
Salaries and short-term employee benefits	**21**	15
Post-employment benefits	**2**	1
Share-based payments	**6**	4
	29	20

The key management figures given above include directors.

d. Directors

	2006 US$m	2005 US$m
Aggregate emoluments (£4,101,628 (2005: £2,936,250))	**7**	5
Aggregate gains made on the exercise of share options or vesting of share awards	**6**	–
Company contributions to money purchase schemes (£420,000 (2005: £355,500))	**1**	1
	14	6

At 31 March 2006, two directors (2005: two) had retirement benefits accruing under money purchase pension schemes. Full details of individual directors' remuneration are given in the Remuneration Report on pages 54 to 56.

7. Taxation

	2006 US$m	2005 US$m
Current taxation	**701**	681
Charge for the year (UK corporation tax: US$29 million charge (2005: US$4 million charge))	**717**	638
Adjustments in respect of prior years	**(16)**	43
Withholding taxes and other taxes	**78**	126
Total current taxation	**779**	807
Deferred taxation	**–**	16
Charge for the year (UK corporation tax: US$6 million charge (2005: US$4 million credit))	**7**	55
Adjustments in respect of prior years	**(5)**	(39)
Rate change	**(2)**	–
	779	823
Tax on items charged to equity		
Deferred tax charge/(credit) on defined pension and post-retirement medical schemes	**17**	(83)
Deferred tax credit on equity-settled share incentive plans	**(9)**	–
	8	(83)
Total current tax	**779**	807
Total deferred tax	**8**	(67)
Total taxation (income statement and equity)	**787**	740
Effective tax rate before amortisation of intangible assets (excluding software) and exceptional items (%)*	**33.6**	37.1

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

* The 2005 effective tax rate before the South African secondary tax on companies (STC) charge of US$38 million on non-recurring dividends, which followed a restructuring of the group's holdings in South Africa, was 35.4%.

Tax rate reconciliation

	2006 US$m	2005 US$m
Profit before taxation	**2,453**	2,552
Less: Share of post-tax results of associates	**(177)**	(148)
	2,276	2,404
Tax charge at standard rate of 30%	**683**	721
Exempt income	**(18)**	(14)
Other incentive allowances	**(2)**	(1)
Expenses not deductible for tax purposes	**116**	98
Deferred tax asset not recognised	**3**	28
Withholding taxes and other taxes	**78**	126
Adjustments in respect of foreign tax rates	**(60)**	(28)
Adjustments in respect of prior periods	**(21)**	4
Disposal of investments (gross of capital gains tax)	**–**	(111)
Total income tax expense	**779**	823

8. Earnings per share

	2006 US cents	2005 US cents
Basic earnings per share	**105.0**	125.5
Diluted earnings per share	**104.3**	121.2
Headline earnings per share	**108.3**	95.3
Adjusted basic earnings per share	**109.1**	101.0
Adjusted diluted earnings per share	**108.4**	97.8
Adjusted comparable earnings per share*		98.4

* Comparative figure adjusted for conversion of convertible bonds. The amounts are calculated as if the bonds had converted on 1 April 2004.

The weighted average number of shares was:	2006 Millions of shares	2005 Millions of shares
Ordinary shares	**1,376**	1,216
ESOP trust ordinary shares	**(4)**	(4)
Basic shares	**1,372**	1,212
Dilutive ordinary shares from share options	**9**	6
Dilutive ordinary shares from the guaranteed convertible bond	**–**	52
Diluted shares	**1,381**	1,270

The calculation of diluted earnings per share excludes 5,302,856 share options at 31 March 2006, which could potentially dilute earnings per share in the future, because they were antidilutive for the year since either the performance conditions attached to the options had not been met or because the exercise price of the options exceeded the fair value of the shares during the year. 225,629 share options were issued after 31 March 2006 and before the date of signing of these financial statements.

The calculation of prior year adjusted earnings on a comparable basis adjusts for the conversion of the US$600 million convertible bonds, as if the bonds had been converted on 1 April 2004. The profit for the year ended 31 March 2005 after adjusting for the interest on the convertible bonds was US$1,243 million, and the weighted average number of shares was 1,263,672,981.

Adjusted and headline earnings

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2006 US$m	2005 US$m
Profit for the financial year attributable to equity holders of the parent	**1,440**	1,521
Early redemption penalty in respect of private placement notes	**13**	–
Loss on derivatives on capital items*	**5**	–
Intangible amortisation excluding capitalised software	**52**	–
Impairment of property, plant and equipment	**4**	9
(Profit)/loss on sale of property, plant and equipment and investments	**(5)**	16
Share of associate's profit on disposal of property, plant and equipment (South Africa: Hotels and Gaming)	**–**	(11)
Brewery closure costs in Tumwater (North America)	**–**	(1)
Gain in relation to changes to post-retirement plans (North America)	**–**	(104)
Profit on sale of investments (Africa and Asia, Corporate)	**–**	(355)
Profit on disposal of Tumwater (North America)	**–**	(4)
Brewery closure costs in Italy (Europe)	**–**	21
Tax effects of the above items	**(19)**	71
Minority interests' share of the above items	**(6)**	(9)
Headline earnings (basic)	**1,484**	1,154
Integration/reorganisation costs (net of tax effects)	**13**	32
South African STC on non-recurring dividends	**–**	38
Adjusted earnings	**1,497**	1,224

* This does not include all derivative movements but includes those in relation to capital items for which hedge accounting cannot be applied.

9. Dividends

	2006 US$m	2005 US$m
Equity		
2005 Final dividend paid: 26.0 US cents (2004: 22.5 US cents) per ordinary share	**328**	269
2006 Interim dividend paid: 13.0 US cents (2005: 12.0 US cents) per ordinary share	**192**	144
	520	413

In addition, the directors are proposing a final dividend of 31.0 US cents per share in respect of the financial year ending 31 March 2006, which will absorb an estimated US$464 million of shareholders' funds. The dividend will be paid on 4 August 2006 to shareholders registered on the London and Johannesburg Registers on 7 July 2006. The total dividend per share for the year is 44.0 US cents (2005: 38.0 US cents).

Safari Ltd waived its rights to interim dividends of US$10 million (2005: US$9 million), and to the final dividend in respect of 2005 of US$20 million (2004: US$17 million). Dividends amounting to US$24 million in respect of the proposed final dividend for 2006 have been deducted in arriving at the estimated amount of shareholders' funds to be absorbed on the same basis.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived their rights to dividends.

Dividends are paid between group companies out of profits available for distribution subject to, amongst other things (in the case of companies incorporated in Great Britain), the provisions of the companies' Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution by a company incorporated in Great Britain of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The final dividend of the company of US$328 million paid on 5 August 2005, relating to the year ended 31 March 2005 and the interim dividend of US$192 million paid on 19 December 2005, relating to the six months ended 30 September 2005, were paid out of profits available for distribution and the final dividend of the company of US$464 million to be paid on 4 August 2006, relating to the year ended 31 March 2006, will be paid out of profits available for distribution as at 31 March 2006.

10. Goodwill

	Total US$m
Cost and net book amount	
At 1 April 2004	6,513
Exchange adjustments	130
Arising on increase in share of subsidiary undertakings	605
Arising on acquisition of subsidiary undertakings	9
Adjustments to provisional fair values	(76)
At 31 March 2005	7,181
Exchange adjustments	(76)
Arising on acquisition of subsidiary undertakings (see note 26)	4,389
Arising on increase in share of subsidiary undertakings (see note 26)	1,052
Adjustments to provisional fair values	(7)
At 31 March 2006	**12,539**

2006

Goodwill arising on the consolidation of subsidiary undertakings principally arose due to the Bavaria transaction on 12 October 2005 which resulted in US$4,042 million of provisional goodwill and the consolidation of 99% of the brewing interests of the Shaw Wallace group in the India investment resulting in US$315 million of provisional goodwill.

Goodwill arising on increase in share of subsidiary undertakings principally arose on the acquisition of additional minority interests in Colombia and Peru which resulted in additional goodwill of US$942 million, and the acquisitions of the remaining minority interests in Bevco (Central America) and Plzenšký Prazdroj a.s. (Czech) which resulted in additional goodwill of US$107 million.

2005

The goodwill arising from increases in shares of subsidiary undertakings was principally due to the acquisition of an additional 39.8% of S.p.A. Birra Peroni resulting in US$183 million of goodwill and the acquisition of the remaining 26.5% of Amalgamated Beverage Industries Ltd (ABI) resulting in US$419 million of goodwill. Further acquisitions within Africa and Europe added an additional US$12 million of goodwill.

10. Goodwill continued

Goodwill allocated by cash generating unit (CGU) is as follows:

	2006 US$m	2005 US$m
North America	**4,254**	4,254
Latin America:		
– Central America	**829**	761
– Colombia	**3,499**	–
– Peru	**1,324**	–
– Other Latin America	**135**	–
Europe:		
– Czech	**767**	748
– Italy	**419**	451
– Other Europe	**98**	65
Africa and Asia:		
– India	**313**	–
– Other Africa and Asia	**130**	140
South Africa	**771**	762
	12,539	7,181

Assumptions

The recoverable amount for a CGU is determined based on value-in-use calculations. The basis for the value-in-use calculations are cash flow projections based on financial budgets approved by management covering five-year periods. The discount rate (weighted average cost of capital) is calculated using the Modigliani-Miller methodology, which reflects the group's debt cost after tax, returns from United States treasury bonds with maturity of 10 years, relevant individual country risk profiles and a SABMiller-specific beta.

The group applies post-tax discount rates to post-tax cash flows and this closely approximates to applying pre-tax discount rates to pre-tax cash flows. The following table presents the discount rates used in the value-in-use calculations in each of the group's primary segments.

	Ranges of post-tax discount rates	Long-term growth rates
North America	7.3%	1.0%
Latin America	9.5%–15.0%	2.0%–9.0%
Europe	7.5%–9.5%	2.0%–3.0%
Africa and Asia	10.5%–11.5%	3.0%–4.0%
South Africa	7.6%	3.0%

11. Intangible assets

	Brands US$m	Computer software US$m	Other US$m	Total US$m
Cost				
At 1 April 2004	5	163	–	168
Exchange adjustments	–	8	–	8
Additions – separately acquired	1	12	–	13
Acquisitions – through business combinations	6	–	–	6
Transfers from other assets	–	32	–	32
At 31 March 2005	12	215	–	227
Exchange adjustments	(16)	(1)	–	(17)
Additions – separately acquired	–	28	2	30
Acquisitions – through business combinations	3,519	3	10	3,532
Transfers from other assets	–	38	–	38
Write-offs	–	(8)	–	(8)
At 31 March 2006	**3,515**	**275**	**12**	**3,802**
Aggregate amortisation and impairment				
At 1 April 2004	5	69	–	74
Exchange adjustments	–	3	–	3
Amortisation	–	33	–	33
Impairments	–	(5)	–	(5)
At 31 March 2005	5	100	–	105
Amortisation	51	53	1	105
Write-offs	–	(4)	–	(4)
At 31 March 2006	**56**	**149**	**1**	**206**
Net book amount				
At 31 March 2005	7	115	–	122
At 31 March 2006	**3,459**	**126**	**11**	**3,596**

At 31 March 2006, significant individual brands included within the carrying value of intangible assets are the Aguila brand in Colombia (US$1,446 million) and the Cristal brand in Peru (US$604 million) which arose on the Bavaria transaction and are being amortised over 40 years from the date of the transaction. The brands which arose on the Bavaria transaction were valued on a relief from royalty basis using the same post-tax discount rates and long-term growth rates as those applied to the goodwill impairment review (see note 10). These values are both provisional at 31 March 2006.

12. Property, plant and equipment

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost					
At 1 April 2004	136	1,252	3,924	791	6,103
Exchange adjustments	11	80	205	42	338
Additions	479	27	146	108	760
Transfers (to)/from other assets	(23)	–	(15)	6	(32)
Arising on acquisition of subsidiary undertakings	–	7	10	1	18
Adjustments to provisional fair values	–	69	(4)	–	65
Disposals	–	(17)	(139)	(21)	(177)
Breakages and shrinkage	–	–	–	(44)	(44)
Transfers	(397)	41	306	50	–
Write-offs	(1)	–	(7)	(19)	(27)
At 31 March 2005	205	1,459	4,426	914	7,004
Exchange adjustments	(2)	(31)	(70)	(6)	(109)
Additions	543	19	240	188	990
Transfers to other assets	(38)	–	–	–	(38)
Arising on acquisition of subsidiary undertakings	94	1,009	878	88	2,069
Disposals	–	(30)	(100)	(25)	(155)
Breakages and shrinkage	–	–	–	(31)	(31)
Transfers	(579)	103	422	54	–
Write-offs	–	(1)	–	(64)	(65)
At 31 March 2006	**223**	**2,528**	**5,796**	**1,118**	**9,665**
Accumulated depreciation					
At 1 April 2004	–	243	1,766	422	2,431
Exchange adjustments	–	22	110	27	159
Provided during the period	–	42	354	82	478
Disposals	–	(4)	(111)	(16)	(131)
Write-offs	–	–	(6)	(12)	(18)
Impairments	–	13	16	–	29
At 31 March 2005	–	316	2,129	503	2,948
Exchange adjustments	–	(8)	(39)	(4)	(51)
Provided during the period	–	50	394	111	555
Disposals	–	(10)	(83)	(19)	(112)
Breakages and shrinkage	–	–	–	(3)	(3)
Write-offs	–	(1)	–	(15)	(16)
Impairments	–	–	4	–	4
At 31 March 2006	**–**	**347**	**2,405**	**573**	**3,325**
Net book amount					
At 31 March 2005	205	1,143	2,297	411	4,056
At 31 March 2006	**223**	**2,181**	**3,391**	**545**	**6,340**

Included in land and buildings is freehold land with a cost of US$632 million (2005: US$154 million) which is not depreciated.

Included in plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2006 US$m	2005 US$m
Net book amount	**37**	35

12. Property, plant and equipment continued

Included in plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2006 US$m	2005 US$m
At beginning of year	**18**	17
Exchange adjustments	**–**	1
At end of year	**18**	18

Borrowings are secured by various of the group's property, plant and equipment with an aggregate net book value of US$150 million (2005: US$121 million).

13. Investments in associates

A list of the group's significant investments in associates, including the name, country of incorporation and proportion of ownership interest is given in note 31 to the accounts.

	Investments US$m	**Loans US$m**	**Total US$m**
At 1 April 2004			
– Net assets	711	60	771
– Goodwill	149	–	149
	860	60	920
Movements during the year:			
– Exchange adjustments	19	1	20
– Additions	75	–	75
– Dividends received	(47)	–	(47)
– Share of results retained	148	–	148
At 31 March 2005			
– Net assets	831	61	892
– Goodwill	224	–	224
	1,055	61	1,116
Movements during the year:			
– Exchange adjustments	(35)	(1)	(36)
– Additions	1	–	1
– Acquired as part of business combination	7	–	7
– Repayment of loans and preference share capital	(62)	(60)	(122)
– Share of results retained	177	–	177
– Dividends received	(71)	–	(71)
– Share of associates' movements in reserves	(5)	–	(5)
At 31 March 2006			
– Net assets	**849**	**–**	**849**
– Goodwill	**218**	**–**	**218**
	1,067	**–**	**1,067**

2006

The associates acquired as part of a business combination include Arrendadora Centroamericana S.A. and Envases del Istmo S.A. which were acquired as part of the Bavaria transaction (see note 26). Tsogo Sun repaid loans and preference share capital during the year.

2005

Additions include additional funding to Algeria and Morocco of US$8 million and CR Snow of US$59 million.

13. Investments in associates continued

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2006 US$m	2005 US$m
Listed	**134**	132
Unlisted	**933**	923
	1,067	1,055
The market value of listed investments included above is:		
– Distell	**341**	225

Summarised financial information for associates for total assets, total liabilities, revenue and profit or loss on a 100% basis is shown below:

	2006 US$m	2005 US$m
Total assets	**5,587**	5,290
Total liabilities	**(1,388)**	(1,544)
Revenue	**5,090**	5,282
Net profit or loss	**637**	560

Delta Corporation Limited, an associated undertaking of the group which operates in Zimbabwe, is restricted from paying dividends or exporting capital due to foreign currency shortages, consequently the market value of Delta Corporation Limited has not been included above. Some of the group's investments in associated undertakings which operate in African countries are also subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than normal dividends.

14. Available for sale investments

	Investments US$m
At 1 April 2004	284
Exchange adjustments	1
Additions	19
Disposals[2]	(117)
At 31 March 2005	187
Adoption of IAS 32/39	(20)
At 1 April 2005	167
Exchange adjustments	(1)
Acquisitions	14
Additions	2
Transfer to a subsidiary undertaking[1]	(141)
At 31 March 2006	**41**

All investments at 31 March 2006 and 31 March 2005 are unlisted.

(1) As at 1 April 2004 and 31 March 2005, certain legal issues in India relating to the ownership of the 50:50 interest with Shaw Wallace and Company Ltd (Shaw Wallace) were still being resolved and the investment was accounted for as a fixed asset investment. On 27 May 2005 MBL Investments Ltd, a wholly owned subsidiary of the group, acquired the Shaw Wallace Group's remaining 50% interest in the brewing operations taking the group's interest in the brewing operations to 99%. The directors consider that this second transaction has been structured in such a way as to satisfactorily mitigate the issues relating to the ownership structure referred to above and the interest in the brewing operations has been consolidated as a subsidiary from 27 May 2005 (see note 28).

(2) In June 2004, the group disposed of its 29.4% interest in Harbin Brewery Group Ltd, realising a profit of US$103 million, which reduced the carrying value of investments by US$103 million. In July 2004, the group disposed of its entire 21% interest in Edgars Consolidated Stores Ltd realising a pre-tax profit of US$252 million.

15. Inventories

	2006 US$m	2005 US$m
Raw materials and consumables	**478**	323
Work in progress	**102**	71
Finished goods and goods for resale	**301**	233
	881	627

The following amount of inventories are expected to be utilised after 12 months:

	2006 US$m	2005 US$m
Raw materials and consumables	**20**	32

Borrowings are secured on inventories of the group totalling US$24 million (2005: US$Nil).

16. Trade and other receivables

	2006 US$m	2005 US$m
Trade receivables	**1,079**	847
Less: provision for impairment of receivables	**(123)**	(96)
Trade receivables – net	**956**	751
Amounts owed by associates – trade	**2**	5
Other receivables	**179**	99
Prepayments and accrued income	**168**	151
	1,305	1,006
Analysed as:		
Current:		
Trade receivables – net	**944**	729
Amounts owed by associates – trade	**2**	5
Other receivables	**130**	94
Prepayments and accrued income	**142**	124
	1,218	952
Non-current:		
Trade receivables – net	**12**	22
Other receivables	**49**	5
Prepayments and accrued income	**26**	27
	87	54
Total trade and other receivables	**1,305**	1,006

All non-current receivables are due within five years from the balance sheet date.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, which are internationally dispersed.

17. Cash and cash equivalents

	2006 US$m	2005 US$m
Short-term deposits	**64**	689
Cash at bank and in hand	**408**	454
	472	1,143

Cash and short-term deposits of US$96 million which are held in African countries (including South Africa) may be subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from those countries, other than normal dividends.

18. Trade and other payables

	2006 US$m	2005 US$m
Trade payables	**724**	661
Accruals	**556**	475
Deferred income	**63**	68
Containers in the hands of customers	**258**	226
Amounts owed to associates – trade	**20**	15
Deferred consideration for acquisitions	**39**	17
Excise duty payable	**238**	169
VAT and other taxes payable	**101**	67
Other payables	**537**	296
	2,536	1,994
Analysed as:		
Current:		
Trade payables	**724**	661
Accruals	**556**	475
Deferred income	**18**	19
Containers in the hands of customers	**258**	226
Amounts owed to associates – trade	**20**	15
Deferred consideration for acquisitions	**39**	17
Excise duty payable	**238**	169
VAT and other taxes payable	**101**	67
Other payables	**519**	292
	2,473	1,941
Non-current:		
Deferred income	**45**	49
Other payables	**18**	4
	63	53
Total trade and other payables	**2,536**	1,994

19. Deferred taxation

The movement in the net deferred tax liability is shown below:

	2006 US$m	2005 US$m
At the beginning of year	**35**	89
Acquisitions	**1,097**	–
Rate change	**(2)**	–
Exchange adjustments	**(6)**	13
Charged to income statement	**2**	16
Taken to equity:		
– Actuarial valuations	**17**	(83)
– Share based payments	**(9)**	–
At end of year	**1,134**	35

19. Deferred taxation continued

The movements in deferred tax assets and liabilities (after offsetting of balances as permitted by IAS 12) during the year are shown below.

	Fixed asset allowances US$m	Pensions and post-retirement benefit provisions US$m	Intangibles US$m	Other timing differences US$m	Total US$m
Deferred tax liabilities:					
At 1 April 2005	218	(4)	–	(26)	188
Acquisition	93	–	1,134	17	1,244
Rate change	(3)	–	–	1	(2)
Exchange adjustments	(1)	–	(6)	1	(6)
Transfer from deferred tax assets	(3)	(1)	–	(3)	(7)
(Credited)/charged to income statement	15	(4)	(17)	1	(5)
Other	(1)	–	–	1	–
At 31 March 2006	**318**	**(9)**	**1,111**	**(8)**	**1,412**

	Fixed asset allowances US$m	Pensions and post-retirement benefit provisions US$m	Provisions and accruals US$m	Financial instruments US$m	Other timing differences US$m	Total US$m
Deferred tax assets:						
At 1 April 2005	(278)	299	100	–	32	153
Acquisition	(184)	29	15	177	110	147
Exchange adjustments	1	–	–	–	(1)	–
Transfer to deferred tax liabilities	(3)	(1)	(3)	–	–	(7)
Credited/(charged) to income statement	60	10	(24)	(11)	(42)	(7)
Taken to equity:						
– Actuarial valuations	–	(17)	–	–	–	(17)
– Share based payments	–	–	–	–	9	9
At 31 March 2006	**(404)**	**320**	**88**	**166**	**108**	**278**

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The deferred tax asset arises due to timing differences on provisions in Europe, Africa and Asia, North, South and Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Deferred tax liabilities of US$1,381 million (2005: US$106 million) are expected to be settled after more than one year.

19. Deferred taxation continued

Unrecognised deferred tax assets	2006 US$m	2005 US$m
Deferred tax assets have not been recognised in respect of the following items:		
Tax losses	**29**	37
Tax credits	**15**	6
Capital allowances in excess of depreciation	**2**	–
Share based payments	**14**	5
	60	48

These deferred tax assets will not expire, with the exception of US$19 million tax losses which will expire in between three and five years.

There are no unrecognised deferred tax liabilities. No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. A deferred tax liability of US$31 million (2005: US$19 million) has been recognised in respect of unremitted profits of associates where a dividend policy is not in place.

20. Borrowings

Current	2006 US$m	2005 US$m
Secured:		
IPC + 7.15% securitisation[1]	**184**	–
Other secured loans	**134**	–
	318	–
Unsecured:		
US$500 million 8.875% Ordinary Bonds – 144A due 2010[2]	**541**	–
COP 64.9 billion DTF + 2.60% Ordinary Bonds due 2007	**29**	–
COP 7.9 billion DTF + 2.75% Ordinary Bonds due 2007	**4**	–
Other unsecured loans	**720**	285
Overdrafts	**324**	513
Obligations under finance leases	**14**	17
	1,632	815
Total current borrowings	**1,950**	815

COP: Colombian peso.
DTF: Colombian average interest rate for free loan investments of the financial sector.
IPC: Consumer price index published by 'Departmento Administrativo Nacional de Estadistica' of Colombia for 31 March 2006 was 4.11%.

(1) In October 2004, Bavaria signed a contract with two of its subsidiaries, Cervecería Leona S.A. (Leona) and Cervecería Union S.A. (Cervunion), for the sale and provision of malt. Under the terms of the contract, Bavaria will sell malt to Leona and Cervunion for a total of approximately US$251 million during a 10-year period. Bavaria will provide malt on a monthly basis.

The financing of the transaction was provided by a trust, which at the same time issued 7,000 securities of US$146 million in the market. Bavaria received the capital for the transaction up-front. Leona and Cervunion will repay the capital to the trust in semi-annual instalments, accruing interest of IPC + 7.15%.

The price at which the malt is sold and provided by Bavaria is the market price at the date of the monthly provision, in accordance with the Agriculture Stock Exchange in Colombia (Bolsa Nacional Agropecuaria). The price for the volume of malt provided to Leona and Cervunion each month will accumulate and will be equal to the instalment payable at the end of each six-month period of repayment.

Due to the intended refinancing of this element of the Bavaria debt, this borrowing is held as current.

(2) In October 2003, Bavaria issued US$500 million 8.875% 144A bonds, due 2010. This borrowing was repaid on 11 May 2006.

20. Borrowings continued

Non-current	2006 US$m	2005 US$m
Secured:		
Secured loans	**18**	21
	18	21
Unsecured:		
US$1,100 million 5.50% Guaranteed Notes due 2013[1]	**1,081**	1,086
US$600 million 4.25% Guaranteed Notes due 2008[2]	**600**	596
US$300 million 6.625% Guaranteed Notes due 2033[3]	**293**	294
US$270 million 8.31% Private Bond Placing[4]	**-**	270
COP 640 billion IPC + 7.30% Ordinary Bonds due 2014	**390**	–
COP 561.8 billion IPC + 6.52% Ordinary Bonds due 2015	**308**	–
COP 370 billion IPC + 8.18% Ordinary Bonds due 2012	**222**	–
COP 338.5 billion IPC + 7.50% Ordinary Bonds due 2013	**204**	–
COP 99.7 billion DTF + 2.30% Ordinary Bonds due 2007	**45**	–
COP 40 billion DTF + 3.0% Ordinary Bonds due 2009	**19**	–
US$2,000 million multi-currency revolving credit facility[5]	**1,944**	–
US$2,400 million revolving credit facility[6]	**301**	–
Botswana pula 60 million 11.35% fixed rate bond due 2011[7]	**11**	13
Other unsecured loans	**183**	243
Obligations under finance leases	**13**	2
	5,614	2,504
Total non-current borrowings	**5,632**	2,525
Total current and non-current borrowings	**7,582**	3,340
Analysed as:		
Borrowings	**7,231**	2,808
Obligations under finance leases	**27**	19
Overdrafts	**324**	513
	7,582	3,340

(1) On 7 August 2003, Miller Brewing Company issued US$1,100 million, 5.50% Guaranteed Notes due 2013, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2013. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(2) On 7 August 2003, Miller Brewing Company issued US$600 million, 4.25% Guaranteed Notes due 2008, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2008. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(3) On 7 August 2003, SABMiller plc issued US$300 million, 6.625% Guaranteed Notes due 2033, guaranteed by Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC, MBC2 LLC and SABMiller Finance BV. The notes mature on 15 August 2033. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(4) The group previously had US dollar and sterling private placement notes in issue with final maturity in 2008. As part of the refinancing for the Bavaria transaction, notice was given to repay all of these notes in accordance with their terms, with repayment on 22 September 2005.

(5) On 12 December 2005 the group entered into a US$2,000 million multi-currency revolving credit facility for general corporate purposes.

(6) On 9 September 2005 the group entered into a US$3,500 million 364-day revolving credit facility with a one-year extension option for general corporate purposes (including financing the purchase of minority interests in South America). This facility was reduced to US$2,400 million on 28 December 2005.

(7) On 28 July 2004 a 60 million Botswana pula 11.35% unsecured private bond placing was placed in the Botswana debt capital market. This bond matures on 31 March 2011. The bond is redeemable at any time at the option of the issuer, at a market value, in whole or in part. The bond is not guaranteed.

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's non-current financial liabilities at 31 March was as follows:

	Borrowings and overdrafts US$m	**Finance leases US$m**	**Derivative financial instruments US$m**	**2006 Total US$m**	Borrowings and overdrafts US$m	Finance leases US$m	2005 Total US$m
Amounts falling due:							
Between one and two years	**216**	**11**	**–**	**227**	118	2	120
Between two and five years	**2,889**	**1**	**155**	**3,045**	1,013	–	1,013
In five years or more	**2,514**	**1**	**20**	**2,535**	1,392	–	1,392
	5,619	**13**	**175**	**5,807**	2,523	2	2,525

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available at 31 March in respect of which all conditions precedent had been met at that date:

	2006 US$m	2005 US$m
Amounts falling due:		
Within one year	**1,863**	826
Between one and two years	**2,099**	18
Between two and five years	**4**	847
In five years or more	**64**	–
	4,030	1,691

As at 31 March 2006 the facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements.

The facilities expiring beyond two years are of a project and structured finance nature, and are mostly utilised to finance capital expenditure as well as those of a general funding nature.

Maturity of obligations under finance leases

Obligations under finance leases and hire purchase contracts are as follows:

	2006 US$m	2005 US$m
The minimum lease payments under finance leases fall due as follows:		
Within one year	**15**	18
Between one and five years	**15**	2
In five years or more	**1**	–
Total future rental payments	**31**	20
Future finance charges on finance leases	**(4)**	(1)
Present value of finance lease liabilities	**27**	19

21. Financial instruments

The group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow and fair value interest rate risk.

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial instruments, for example trade receivables, trade payables, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through its retained reserves and a mixture of short and medium-term bank credit facilities, bank loans and corporate bonds. In this way, the group ensures that it is not overly reliant on any particular liquidity source. The group's treasury is managed by SABMiller plc, which is responsible for cash, the central borrowing portfolio and the management of financial risks arising in relation to volatility in interest rates and foreign exchange rates. Under central treasury guidance and policies, operating subsidiaries negotiate short-term funding facilities directly with banks in their various operating regions and also cover their local foreign exchange exposures.

The group also enters into derivative transactions, principally forward foreign currency contracts, cross currency swaps and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations and financing activities. The group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed periodically by the audit committee. These policies have remained unchanged throughout the year ended 31 March 2006.

a. Market risk

(i) Foreign exchange risk

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currency as the functional currency of its main operating units.

It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy is to limit the aggregate uncovered net transaction exposure to US$60 million (2005: US$60 million) – being intended to limit the impact on group operating profit to 1% for every 10% movement in exchange rates against the US dollar. The actual position at 31 March 2006 excluding the Bavaria group was US$14 million (2005: US$35 million). Due to the intended refinancing of certain elements of Bavaria group debt, these currency exposures have been temporarily excluded pending the implementation of an appropriate financing structure.

(ii) Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the balance sheet as available for sale.

The group is exposed to commodity price risk due to changes on the price of malt, barley, sugar and aluminium. Management negotiates the price internationally in order to protect the group against this risk.

b. Credit risk

The group has no significant concentrations of credit risk.

The group has implemented policies that require appropriate credit checks on potential customers before sales commence.

Financial instrument counterparties are subject to approval by the board of directors. Credit risk is managed by limiting the aggregate amount of exposure to any one counter-party, and the group's policy of only selecting major international financial institutions with a strong investment grade credit rating. Regional bank limits are set by local group company financial management and reviewed quarterly by group treasury.

c. Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy is to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

d. Cash flow and fair value interest rate risk

The group finances its operations through a mixture of retained reserves, bank and corporate bond borrowings. The group borrows principally in SA rand, Euro, Polish zloty, Czech krone, Colombian peso and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy to maintain a level of fixed borrowings (measured on a rolling basis) is intended to limit the impact of a 1% change in interest rates to a 1% of group operating profit, excluding exceptional items. As at 31 March 2006 25% (2005: 52%) of the group's borrowings were at fixed rates after taking into account interest rate swaps and forward rate agreements. The changes in the fixed rate percentage between the two years is analysed further under the interest rate risk profile of financial assets and financial liabilities.

21. Financial instruments continued

2006 – IFRS disclosures

The group adopted IAS 32 and IAS 39 on 1 April 2005. The following disclosures are included as at 31 March 2006 to meet the requirements of IAS 32. Disclosures as at 31 March 2005 are presented under UK GAAP.

The fair value of the group's derivative financial instruments are set out below:

Current derivative financial instruments	2006	
	Assets US$m	Liabilities US$m
Embedded derivatives	1	–
Forward foreign currency contracts	–	(2)
Forward foreign currency contracts designated as net investment hedges	3	(1)
	4	(3)

Non-current derivative financial instruments	2006	
	Assets US$m	Liabilities US$m
Cross currency swaps	–	(155)
Interest rate swaps	3	–
Interest rate swaps designated as fair value hedges	–	(20)
	3	(175)

Fair value hedges

The group has entered into several interest rate swaps to pay floating and receive fixed interest which have been designated as fair value hedges to hedge exposure to changes in the fair value of US$600 million of its fixed rate borrowings. The borrowings and the interest rate swaps have the same critical terms. As at 31 March 2006, the notional amount of these interest rate swaps was US$600 million. The fixed interest rates received vary from 5.5% to 6.625% and floating interest rates paid vary from LIBOR plus 88.75 basis points to LIBOR plus 131.75 basis points on the notional amount. As at 31 March 2006 the carrying value of the US$600 million borrowings was US$580 million. Interest payments are made on a semi-annual basis.

Hedge of a net investment in foreign operations

The group has entered into several forward exchange contracts which it has designated hedges of net investments in its foreign subsidiaries in South Africa to hedge the group's exposure to foreign exchange risk on these investments. As at 31 March 2006, the notional amount of these forward exchange contracts was SA rand 1,481 million. The foreign exchange gain of US$2 million arising from the forward contracts has been included as a component of equity.

Forward foreign currency contracts

The group has entered into forward exchange contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement. As at 31 March 2006, the notional amounts of these contracts were: Czech krone 20 million, Euro 20 million, US dollar 55 million and SA rand 57 million.

Cross currency swaps

Bavaria has entered into cross currency swaps to manage the fluctuation of the exchange rates over 80% of the bonds issued in the United States in 2003. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement. As at 31 March 2006, the notional amount of these contracts was US$400 million.

Interest rate swaps

The group has entered into interest rate swaps to manage interest rate risk on borrowings. These derivatives are fair valued based on discounted future cash flows with gains and losses taken to the income statement. As at 31 March 2006, the notional amount of these contracts was US$233 million. The fixed interest rates paid vary from 1.54% to 2.93% and the floating rates received vary from LIBOR plus 125 basis points to LIBOR plus 475 basis points.

Embedded derivatives

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the group has reviewed all contracts for embedded derivatives that are required to be separately accounted for. As at 31 March 2006, the group recognised embedded derivatives relating to malt and barley contracts. The notional amount of these derivatives was US$22 million.

21. Financial instruments continued

Fair value gain/(loss) on financial instruments recognised in the income statement

	2006 US$m
Derivative financial instruments:	
Cross currency swaps	3
Embedded derivatives	(3)
Forward foreign currency contracts	(3)
Interest rate swaps	(6)
Interest rate swaps designated as fair value hedges	(19)
	(28)
Other financial instruments:	
Non-current borrowings designated as fair value hedge	18
	18
Total fair value gain on financial instruments recognised in the income statement	(10)

Fair value gains or losses on borrowings and derivative financial instruments held to hedge interest rate risk on borrowings are recognised as part of net finance costs. Fair value gains or losses on all other derivative financial instruments are recognised in operating profit.

Fair values of financial assets and financial liabilities

	2006	
	Book value US$m	Fair value US$m
Current financial assets and liabilities:		
Borrowings	1,950	1,950
Provisions	98	98
Non-current financial assets and liabilities:		
Borrowings	5,632	5,939
Provisions (excluding pensions and post-retirement provisions)	118	118
	7,798	8,105

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates.

Derivatives, available for sale investments, cash and cash equivalents, trade receivables and trade payables are not included in the table above, because their book values are an approximation of their fair values.

The fair values of the group's fixed rate loans are calculated by discounting expected future cash flows using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Interest rate profiles of financial liabilities

The following table sets out the contractual repricing and maturity dates of financial liabilities exposed to either fixed interest rates or floating interest rates.

	2006		
Financial liabilities	Total borrowings US$m	Effect of derivatives US$m	Total exposure US$m
Amounts falling due:			
Within one year	4,976	(855)	4,121
Between one and two years	6	(84)	(78)
Between two and five years	1,214	339	1,553
In five years or more	1,386	600	1,986
Total interest bearing	7,582	–	7,582
Analysed as:			
Fixed rate interest	2,637	(767)	1,870
Floating rate interest	4,945	767	5,712
Total interest bearing	7,582	–	7,582

21. Financial instruments continued

The effective interest rates on financial assets and liabilities at 31 March were as follows:

	2006 %
Financial assets:	
Derivative financial instruments	**6.6**
Financial liabilities:	
Derivative financial instruments	**3.7**
Borrowings:	
– Bavaria S.A. aggregate borrowings	**11.1**
– US$2,000 million multi-currency revolving credit facility	**4.6**
– US$2,400 million revolving credit facility	**4.8**
– US$1,100 million 5.50% Guaranteed Notes due 2013	**5.3**
– US$600 million 4.25% Guaranteed Notes due 2008	**4.0**
– US$300 million 6.625% Guaranteed Notes due 2033	**6.4**
– Botswana pula 60 million 11.55% fixed rate bond due 2011	**11.7**
– Other borrowings	**7.1**

Available for sale investments, the loan participation deposit, trade receivables and trade payables are not included in the table above because they have an interest rate of approximately 0%. The effective interest rate for cash and cash equivalents is approximately 4.4%.

Currency profiles of financial assets and liabilities under IAS 32 and 39

The tables below set out the group's currency exposures on financial assets and liabilities held in currencies other than the functional currencies of group companies:

Financial assets	Trade and other receivables US$m	Derivative financial instruments US$m	Cash and cash equivalents US$m	Available for sale investments US$m	Total US$m
SA rand	77	–	7	–	84
US dollars	108	1	112	2	223
Euro	17	–	16	1	34
Central European currencies	–	–	4	–	4
Other African currencies	1	–	–	–	1
Other currencies	98	–	7	8	113
At 31 March 2006	**301**	**1**	**146**	**11**	**459**

Financial liabilities	Trade and other *payables* US$m	Derivative financial *instruments* US$m	*Borrowings* US$m	*Provisions* US$m	*Total* US$m
SA rand	40	–	1	–	41
US dollars	138	154	513	8	813
Euro	61	1	1	4	67
Central European currencies	5	–	–	–	5
Other currencies	58	–	144	36	238
At 31 March 2006	**302**	**155**	**659**	**48**	**1,164**

Based on the above exposure, excluding the Bavaria group due to the intended refinancing of certain elements of Bavaria group debt, a 10% change in all foreign currency exchange rates against divisional reporting currencies would impact group operating profit by approximately US$1 million (2005: US$4 million).

21. Financial instruments continued

2005 – UK GAAP disclosures

Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at 31 March 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

	2005	
	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations:		
Short-term borrowings and current portion of long-term borrowings	813	821
Long-term borrowings	2,526	2,636
Financial assets	2,307	2,307
Other financial liabilities	2,790	2,790
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps and forward rate agreements	–	(2)
Derivative financial instruments held or issued to hedge the currency and interest rate exposure on expected future transactions:		
Forward foreign exchange contracts	–	13

The following methods and assumptions were used by the group in determining fair values:

Due to their short-term nature, cash and cash equivalents, trade receivables and trade payables are shown at the book values reported in the balance sheet.

Borrowings – the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Derivative financial instruments – the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after 31 March 2005. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

Interest rate risk profile of financial assets and financial liabilities

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the borrowings of the group at 31 March 2005 were:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Total US$m	Financial liabilities where no interest is paid US$m
SA rand	230	–	230	–
US dollars	701	1,592	2,293	3
Central European currencies	250	122	372	–
Euro	284	1	285	1
Other currencies	128	31	159	–
At 31 March 2005	**1,593**	**1,746**	**3,339**	**4**

Based on the above floating rate borrowings at 31 March 2005, a 1% change in interest rates would impact group operating profit, over a 12-month period, by approximately US$16 million, which is 0.9% of group operating profit under UK GAAP. The interest rate swaps included in the table above decrease fixed rate debt by US$600 million with a corresponding increase in floating rate debt.

21. Financial instruments continued

Currency	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed (years)	Financial liabilities on which no interest is paid: Weighted average term to maturity (years)
US dollars	5	6	2
Central European currencies	4	3	–
Other currencies	17	3	–
At 31 March 2005	**5**	**4**	**2**

Net foreign currency monetary assets/(liabilities)

Functional currency of group operation	SA rand US$m	US dollar US$m	Central European currencies US$m	Western European currencies US$m	Other African currencies US$m	Other currencies US$m	Total US$m
SA rand	–	2	–	5	–	–	7
US dollars	6	–	(2)	(21)	(8)	10	(15)
Central European currencies	–	(6)	(2)	(9)	–	–	(17)
Other African currencies	(4)	5	–	(1)	–	–	–
Other currencies	–	(10)	–	–	–	–	(10)
At 31 March 2005	**2**	**(9)**	**(4)**	**(26)**	**(8)**	**10**	**(35)**

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominantly centred in South Africa and take place between the SA rand, US dollar, and the euro.

22. Provisions

	Litigation and demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Taxation US$m	Onerous contracts US$m	Restructuring US$m	Other US$m	Total US$m
At 1 April 2004	54	743	30	35	15	–	31	908
Exchange adjustments	1	1	–	–	–	–	1	3
Arising on acquisition of subsidiary undertakings	1	–	–	–	–	–	–	1
Hindsight adjustments	–	–	–	–	–	–	2	2
Charged/(credited) to profit and loss account	12	(40)	67	8	2	16	9	74
Utilised in the year:								
– Existing	(9)	(119)	(65)	(2)	–	–	(10)	(205)
Transfer from payables/receivables	–	(4)	–	–	–	–	–	(4)
Actuarial losses	–	210	–	–	–	–	–	210
At 31 March 2005	59	791	32	41	17	16	33	989
Exchange adjustments	(1)	(2)	–	(1)	–	(1)	–	(5)
Arising on acquisition of subsidiary undertakings	8	200	–	49	–	–	3	260
Charged/(credited) to profit and loss account	(6)	83	60	5	1	–	–	143
Utilised in the year:								
– Existing	(7)	(52)	(60)	(5)	(7)	(10)	(9)	(150)
– Acquired	–	(8)	–	(2)	–	–	–	(10)
Actuarial gains	–	(42)	–	–	–	–	–	(42)
Amortisation of discount	–	–	–	–	1	–	–	1
At 31 March 2006	**53**	**970**	**32**	**87**	**12**	**5**	**27**	**1,186**
Analysed as:								
Current	39	–	12	28	6	5	8	98
Non-current	14	970	20	59	6	–	19	1,088
	53	**970**	**32**	**87**	**12**	**5**	**27**	**1,186**

Demerged entities and litigation

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2006, US$1 million of this provision was further utilised in regard to costs associated with SAB Ltd's previously disposed of remaining retail interests. The residual balance of US$20 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements.

These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 a determination was made by the expert. Shoprite challenged the expert's determination in High Court proceedings and that challenge is still the subject of ongoing proceedings in the High Court.

While a full provision for all claims has already been made, the actual outcome of the dispute and the timing of the resolution cannot be estimated by the directors at this time. The further information ordinarily required by IAS 37 Provisions, contingent liabilities and contingent assets has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

There are US$33 million (2005: US$38 million) of provisions in respect of outstanding litigation within various operations. Based on management expectation, the outcomes of these disputes are expected to be resolved within the forthcoming five years.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and South America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 28.

22. Provisions continued

Insurance
Insurance provisions of US$32 million (2005: US$32 million) represent amounts provided in respect of claims made by employees for health insurance and work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

Taxation
The group has recognised various provisions in relation to corporation and other taxation exposures it believes will arise. The provisions principally relate to interest and penalties on corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

Restructuring
This includes the remaining provision for restructuring costs related to the Canary Islands which management expects to be utilised within one year.

Onerous contracts
The group has made provision for certain contracts which are deemed to be onerous. The provisions are expected to be utilised within three years, in line with the period of the contracts.

Other provisions
Included within other provisions are payroll related provisions of US$14 million (2005: US$6 million) which include US$9 million (2005: US$6 million) within South Africa relating to employee long service awards. These are expected to be utilised on an ongoing basis when the service awards fall due.

23. Share capital

	2006 US$m	2005 US$m
Group and company		
Authorised share capital		
9,420,051,230 ordinary shares of 10 US cents each (2005: 9,027,640,206)	**942**	903
804,948,770 convertible participating shares of 10 US cents each (2005: 972,359,794)	**80**	97
77,368,338 non-voting convertible shares of 10 US cents each (2005: 77,368,338)	**8**	8
50,000 deferred shares of £1.00 each (2005: 50,000)	**–**	–
	1,030	1,008
Called up, allotted and fully paid share capital		
1,497,844,458 ordinary shares of 10 US cents each (2005: 1,101,759,844)	**150**	110
Nil convertible participating shares of 10 US cents each (2005: 167,411,024)	**–**	17
77,368,338 non-voting convertible shares of 10 US cents each (2005: 77,368,338)	**8**	8
50,000 deferred shares of £1.00 each (2005: 50,000)	**–**	–
	158	135

	Ordinary shares of 10 US cents each '000	Convertible participating shares of 10 US cents each '000	Non-voting convertible shares of 10 US cents each '000	Deferred shares of £1 each '000	Nominal value US$m
At 1 April 2004	1,000,316	195,051	77,368	50	127
Redesignation of convertible participating shares	27,640	(27,640)	–	–	–
Issue of shares – conversion of 4.25% guaranteed convertible bond	69,191	–	–	–	7
Issue of shares – share purchase, option and award schemes	4,613	–	–	–	1
At 31 March 2005	1,101,760	167,411	77,368	50	135
Issue of shares – conversion of convertible participating shares	167,411	(167,411)	–	–	–
Issue of shares – Bavaria transaction	225,000	–	–	–	23
Issue of shares – share purchase, option and award schemes	3,674	–	–	–	–
At 31 March 2006	**1,497,845**	**–**	**77,368**	**50**	**158**

2006

Changes to the authorised share capital

On 12 October 2005, the ordinary share capital was increased from US$1,007,736,833 to US$1,030,236,833 by the creation of 225,000,000 ordinary shares of 10 US cents each. In addition, on the same date 167,411,024 convertible participating shares of 10 US cents each were converted into 167,411,024 ordinary shares of 10 US cents each.

Changes to the issued share capital

Upon completion of the Bavaria transaction on 12 October 2005, the company issued a total of 225,000,000 ordinary shares of 10 US cents each to BevCo LLC (BevCo). BevCo has agreed to a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 12 October 2010. In addition, on the same date, 167,411,024 convertible participating shares of 10 US cents each, held by Altria Group, Inc. (Altria) (formerly Philip Morris Companies, Inc.), were converted into 167,411,024 ordinary shares of 10 US cents each. Following the conversion, Altria holds 430,000,000 ordinary shares of 10 US cents each (2005: 262,588,976) and the number of convertible participating shares of the company in issue was reduced to zero. Altria is entitled to require the company to convert ordinary shares of 10 US cents held by it into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding. A description of the rights and restrictions relating to the convertible participating shares is below.

In terms of the company's share purchase, option and award schemes, a total of 3,673,590 (2005: 4,613,024) new ordinary shares of 10 US cents were allotted and issued during the year for a consideration of US$30 million (2005: US$38 million).

2005

In order to comply with Altria Group, Inc's election to increase its voting percentage to 24.99%, 27,640,206 convertible participating shares of 10 US cents each were redesignated as 27,640,206 ordinary shares of 10 US cents each.

Rights and restrictions relating to share capital

Convertible participating shares

Altria shall be entitled to require the company to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

If such an event occurs, the convertible participating shares will rank *pari passu* with the ordinary shares and the non-voting convertible shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares will rank *pari passu* with the ordinary shares and the non-voting convertible shares. On a return of capital (whether winding-up or otherwise), the convertible participating shares will rank *pari passu* with the ordinary shares and the non-voting convertible shares.

Altria shall be entitled to vote its convertible participating shares at general meetings of the company on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

(i) proposed by any person other than Altria, to wind-up the company;
(ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with the company's creditors;
(iii) proposed by the board, to sell all or substantially all of the undertaking of the company; or
(iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share,

but, for the purposes of any resolution other than a resolution mentioned in (iv) above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed. Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares where the board has consented to the conversion.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares, so long as such conversion does not result in Altria's voting rights in the company, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of the convertible participating shares) on the basis of one-tenth of a vote for every convertible participating share, being more than 24.99% of the total voting shareholding.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares if:

(i) a third party has made a takeover offer for the company and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and
(ii) Altria has communicated to the company in writing its intention not to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require the company to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

(i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and
(ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the board), Altria shall first convert into ordinary shares the lesser of:

(i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and
(ii) all of its remaining convertible participating shares.

The company shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on JSE Limited, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

Non-voting convertible shares

Safari Limited (Safari) holds non-voting convertible shares of 10 US cents each. Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

The non-voting convertible shares rank *pari passu* with the ordinary shares and the convertible participating shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the non-voting convertible shares and the convertible participating shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the non-voting convertible shares rank *pari passu* with the ordinary shares and the convertible participating shares. On a return of capital (whether winding-up or otherwise), the non-voting convertible shares each rank *pari passu* with the ordinary shares and the convertible participating shares.

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

Deferred shares

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

Share-based payments

The group operates various equity-settled and cash-settled share option schemes for certain employees. The awards outstanding can be summarised as follows:

Scheme	Number of ordinary shares 2006	Number of ordinary shares 2005
Equity-settled plans		
Mirror Executive Share Purchase Scheme (South Africa)[a]	**11,702,563**	11,608,464
Executive Share Option Scheme (Approved Scheme and (No 2) Scheme)[b]	**9,292,221**	8,120,480
Performance Share Award Scheme[c]	**1,351,221**	2,044,697
International Performance Share Award Sub-Scheme[d]	**782,724**	470,634
International Employee Share Scheme[e]	**3,240,267**	2,709,964
Total equity-settled plans	**26,368,996**	24,954,239
Cash-settled plans		
International Employee Stock Appreciation Rights Scheme[f]	**5,874,130**	5,658,896
Total cash-settled plans	**5,874,130**	5,658,896
Total of share option schemes	**32,243,126**	30,613,135

23. Share capital continued

Further details relating to all of the equity-settled and cash-settled share option schemes can be found in the Remuneration report in the section entitled Long-term incentive plans on pages 49 to 51.

a. Mirror Executive Share Purchase Scheme (South Africa)

As at 31 March 2006 the following options were outstanding under the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa):

Date of grant	**2006 Ordinary shares**	2005 Ordinary shares	Exercise price R	Exercise period Earliest date	Exercise period Latest date
29 May 1996	**–**	730,000	53.63	29.05.2001	29.05.2006
20 August 1996	**20,000**	55,000	50.43	20.08.2001	20.08.2006
28 May 1997	**160,000**	220,000	53.95	28.05.2002	28.05.2007
12 November 1997	**20,000**	40,000	53.10	12.11.2002	12.11.2007
19 January 1998	**106,000**	180,000	48.62	19.01.2003	19.01.2008
14 September 1998	**89,000**	132,000	32.84	14.09.2003	14.09.2008
11 November 1998	**310,000**	535,000	46.40	11.11.2003	11.11.2008
27 May 1999	**87,500**	107,500	50.90	27.05.2004	27.05.2009
25 November 1999	**57,000**	107,500	56.50	25.11.2004	25.11.2009
2 June 2000	**396,500**	628,500	43.09	02.06.2005	02.06.2010
1 December 2000	**465,300**	955,000	45.97	01.12.2005	01.12.2010
1 June 2001	**332,500**	347,500	59.15	01.06.2006	01.06.2011
30 November 2001	**1,326,500**	1,386,500	67.05	30.11.2006	30.11.2011
31 May 2002	**378,300**	408,300	80.05	31.05.2007	31.05.2012
22 November 2002	**1,596,500**	1,688,000	67.17	22.11.2007	22.11.2012
23 May 2003	**916,164**	961,164	53.30	23.05.2008	23.05.2013
21 November 2003	**993,000**	1,047,000	62.55	21.11.2008	21.11.2013
21 May 2004	**798,500**	863,500	78.30	21.05.2009	21.05.2014
19 November 2004	**1,092,000**	1,146,000	96.25	19.11.2009	19.11.2014
18 February 2005	**50,000**	70,000	93.25	18.02.2010	18.02.2015
20 May 2005	**1,121,799**	–	96.95	20.05.2010	20.05.2015
9 September 2005	**245,000**	–	117.07	09.09.2010	09.09.2015
11 November 2005	**1,141,000**	–	124.34	11.10.2010	11.11.2015
	11,702,563	11,608,464			

23. Share capital continued

b. Executive Share Option Scheme (Approved Scheme and (No 2) Scheme)

As at 31 March 2006 the following options were outstanding under the UK SABMiller plc Approved Executive Share Option and SABMiller plc Unapproved Executive Share Option (No 2) Schemes:

Date of grant	**2006 Ordinary shares**	2005 Ordinary shares	Exercise price £	Exercise period Earliest date	Exercise period Latest date
9 March 1999	**206,989**	240,938	4.850	09.03.2002	09.03.2009
16 March 1999*	**22,344**	22,344	5.370	16.03.2002	16.03.2009
27 May 1999	**31,138**	49,678	5.170	27.05.2002	27.05.2009
2 June 2000	**437,927**	543,919	4.110	02.06.2003	02.06.2010
2 June 2000*	**–**	7,299	4.110	02.06.2003	02.06.2010
1 December 2000	**40,284**	40,284	4.220	01.12.2003	01.12.2010
1 December 2000*	**7,109**	7,109	4.220	01.12.2003	01.12.2010
1 June 2001	**600,094**	698,695	5.160	01.06.2004	01.06.2011
30 November 2001	**54,210**	54,210	4.720	30.11.2004	30.11.2011
30 November 2001*	**6,356**	6,356	4.720	30.11.2004	30.11.2011
31 May 2002	**919,900**	1,392,835	5.705	31.05.2005	31.05.2012
31 May 2002*	**15,777**	26,295	5.705	31.05.2005	31.05.2012
4 September 2002	**–**	159,468	4.515	04.09.2005	04.09.2012
4 September 2002*	**–**	6,645	4.515	04.09.2005	04.09.2012
22 November 2002	**156,000**	207,000	4.400	22.11.2005	22.11.2012
22 November 2002*	**20,454**	34,090	4.400	22.11.2005	22.11.2012
23 May 2003	**2,027,425**	2,113,725	4.158	23.05.2006	23.05.2013
23 May 2003*	**21,648**	28,864	4.158	23.05.2006	23.05.2013
21 November 2003	**320,440**	320,440	5.537	21.11.2006	21.11.2013
21 November 2003*	**54,617**	54,617	5.537	21.11.2006	21.11.2013
21 May 2004	**1,795,553**	1,856,803	6.605	21.05.2007	21.05.2014
21 May 2004*	**35,920**	40,462	6.605	21.05.2007	21.05.2014
19 November 2004	**189,054**	189,054	8.700	19.11.2007	19.11.2014
19 November 2004*	**19,350**	19,350	8.700	19.11.2007	19.11.2014
20 May 2005	**1,832,161**	–	8.280	20.05.2008	20.05.2015
20 May 2005*	**88,316**	–	8.280	20.05.2008	20.05.2015
11 November 2005	**376,885**	–	10.530	11.11.2008	11.11.2015
11 November 2005*	**12,270**	–	10.530	11.11.2008	11.11.2015
	9,292,221	8,120,480			

* SABMiller plc Approved Executive Share Option Scheme

23. Share capital continued

c. Performance Share Award scheme

As at 31 March 2006 the following options were outstanding under the SABMiller plc Performance Share Award Scheme:

Date of award	**2006 Ordinary shares**	2005 Ordinary shares	Exercise price £	Date by which performance condition must be met
31 May 2002	**–**	265,670	Nil	31.05.2005
9 July 2002	**–**	400,000	Nil	09.07.2005
1 August 2002	**–**	200,000	Nil	01.08.2005
1 September 2002	**–**	109,770	Nil	01.09.2005
23 May 2003	**544,237**	586,630	Nil	23.05.2006
21 May 2004	**354,239**	382,627	Nil	21.05.2007
19 November 2004	**100,000**	100,000	Nil	19.11.2009
20 May 2005	**332,745**	–	Nil	20.05.2008
28 February 2006	**20,000**	–	Nil	28.02.2009
	1,351,221	2,044,697		

Certain of these awards may rank for a 50% additional reward, provided the shares are held in the EBT for a period of two years after vesting.

d. International Performance Share Award Sub-Scheme

At 31 March 2006 the following options were outstanding under the SABMiller plc International Performance Share Award Sub-Scheme:

Date of award	**2006 Ordinary shares**	2005 Ordinary shares	Exercise price £	Date by which performance condition must be met
1 April 2004 to 31 March 2007	**305,720**	265,010	Nil	01.04.2007
1 April 2004 to 31 March 2006	**231,094**	205,624	Nil	01.04.2006
1 April 2005 to 31 March 2008	**245,910**	–	Nil	01.04.2008
	782,724	470,634		

e. International Employee Share Scheme

At 31 March 2006 the following shares were outstanding under the SABMiller plc International Employee Share Scheme:

Date of grant	**2006 Ordinary shares**	2005 Ordinary shares	Exercise price £	Partial vesting date from
1 January 2003*	**877,812**	1,336,646	4.158	01.01.2004
21 May 2004	**1,126,653**	1,248,318	6.605	21.05.2005
21 May 2004**	**5,000**	5,000	6.605	21.05.2007
19 November 2004**	**–**	120,000	8.700	19.11.2007
20 May 2005**	**5,000**	–	8.280	20.05.2008
20 May 2005	**1,138,172**	–	8.280	20.05.2006
11 November 2005	**87,630**	–	10.530	11.11.2006
	3,240,267	2,709,964		

* Granted on 23 May 2003 but effective as at 1 January 2003.

** SABMiller plc International Employee Share Scheme (Hong Kong and China).

23. Share capital continued

f. International Employee Stock Appreciation Rights Scheme (SARS)

The group issues to certain employees SARS that require the group to pay the intrinsic value of the SARS to the employee at the date of the exercise. The group has recorded a liability of US$32 million (2005: US$17 million) in respect of the SARS.

As at 31 March 2006 the following awards were outstanding under the SABMiller plc International Employee Stock Appreciation Rights Scheme:

Date of award	**2006 SARS**	2005 SARS	Exercise price £	Partial vesting date from
1 January 2003*	**1,646,093**	2,700,096	4.158	01.01.2004
21 November 2003	**100,000**	160,000	5.537	21.11.2004
21 May 2004	**2,267,487**	2,798,800	6.605	21.05.2005
20 May 2005	**1,860,550**	–	8.280	20.05.2006
	5,874,130	5,658,896		

*Granted on 23 May 2003 but effective as at 1 January 2003.

Outstanding share awards

The following table summarises information about share awards outstanding at 31 March:

Range of exercise prices	**Number 2006**	**Weighted average remaining contractual life in years 2006**	Number 2005	Weighted average remaining contractual life in years 2005
Share awards designated in pounds sterling				
£0	**2,133,945**	**1.1**	2,515,331	1.2
£4–£5	**5,502,307**	**3.8**	7,486,649	4.3
£5–£6	**2,064,310**	**5.9**	2,724,904	6.8
£6–£7	**5,230,613**	**4.2**	5,949,383	5.1
£8–£9	**5,132,603**	**5.6**	328,404	7.1
£10–£11	**476,785**	**8.5**	–	–
	20,540,563	**4.4**	19,004,671	4.5
Share awards designated in SA rand				
R30–R40	**89,000**	**2.5**	132,000	3.5
R40–R50	**1,277,800**	**3.8**	2,298,500	4.8
R50–R60	**1,593,164**	**5.6**	2,568,664	4.8
R60–R70	**3,916,000**	**6.6**	4,121,500	7.6
R70–R80	**798,500**	**8.1**	863,500	9.1
R80–R90	**378,300**	**6.2**	408,300	7.2
R90–R100	**2,263,799**	**8.9**	1,216,000	9.7
R110–R120	**245,000**	**9.4**	–	–
R120–R130	**1,141,000**	**9.6**	–	–
	11,702,563	**7.0**	11,608,464	6.7
	32,243,126	**5.3**	30,613,135	5.3

Exercisable shares

The following table summarises information about exercisable share awards outstanding at 31 March:

	Number 2006	**Weighted average exercise price 2006**	Number 2005	Weighted average exercise price 2005
Share awards designated in pounds sterling	**5,776,882**	**4.86**	3,367,195	4.45
Share awards designated in SA rand	**1,711,300**	**46.3**	2,107,000	50.0

23. Share capital continued

The exercise prices of awards outstanding at 31 March 2006 ranged from £0 to £10.53 and R32.84 to R124.34. The movement in share awards outstanding is summarised in the following table:

	Number of awards under UK option	Weighted average exercise price (£)	Weighted average fair value at grant date (£)	Number of awards under SA option	Weighted average exercise price (R)	Weighted average fair value on grant date (R)	Total number of awards under option
Outstanding at 1 April 2004	15,629,192	3.92	–	12,879,064	56.4	–	28,508,256
Granted	6,772,212	6.19	2.08	2,111,500	88.5	30.3	8,883,712
Lapsed	(58,900)	6.24	–	(907,635)	60.8	–	(966,535)
Exercised or vested	(3,337,833)	4.30	–	(2,474,465)	48.9	–	(5,812,298)
Outstanding at 31 March 2005	19,004,671	4.64	–	11,608,464	63.5	–	30,613,135
Granted	6,260,185	7.54	2.65	2,551,799	111.2	41.1	8,811,984
Lapsed	(796,700)	4.26	–	(426,500)	75.2	–	(1,223,200)
Exercised or vested	(3,927,593)	3.77	–	(2,031,200)	49.6	–	(5,958,793)
Outstanding at 31 March 2006	**20,540,563**	**5.68**	**–**	**11,702,563**	**75.9**	**–**	**32,243,126**

Awards exercised

The weighted average market-price of the group's shares at the date of exercise for share awards exercised during the year were:

	Number 2006	**Weighted average market price 2006**	Number 2005	Weighted average market price 2005
Share awards designated in pounds sterling:				
– Equity-settled	**2,603,750**	**10.04**	2,337,262	7.48
– Cash-settled	**1,323,843**	**10.68**	1,000,571	7.32
	3,927,593	**10.23**	3,337,833	7.43
Share awards designated in SA rand:				
– Equity-settled	**2,031,200**	**113.10**	2,474,465	86.7
Total awards exercised during the year	**5,958,793**		5,812,298	

Share based payments have been valued using a binomial model approach except for the Performance Share awards which have been valued using Monte Carlo simulations.

The Monte Carlo simulation methodology is necessary for valuing share based payments with Total Shareholder Return performance hurdles. This is achieved by projecting SABMiller plc's share price forwards, together with those of companies in the same comparator group, over the vesting period and/or life of the options after considering their respective volatilities.

Weighted average fair value assumptions

The fair value of services received in return for share awards granted are measured by reference to the fair value of share options granted after 7 November 2002. The estimate of the fair value of the services received is measured based on a binomial model for share options.

The following weighted average assumptions were used in these option pricing models:

	2006	2005
Share price:		
– South African schemes (R)	**82.64**	71.36
– All other schemes (£)	**6.22**	5.33
Exercise price:		
– South African schemes (R)	**82.01**	71.35
– All other schemes (£)	**5.40**	4.66
Expected volatility (all schemes)*	**22.5%**	22.5%
Dividend yield (all schemes)	**2.4%**	2.4%
Annual forfeiture rate:		
– South African schemes	**12.5%**	12.5%
– All other schemes	**3.0%**	3.0%
Risk-free interest rate:		
– South African schemes	**8.1%**	8.2%
– All other schemes	**4.3%**	4.3%

* Expected volatility is calculated by assessing the historic share price data in the United Kingdom and South Africa since May 1999 and May 2001 respectively.

24. Statement of changes in shareholders' equity

	Share capital US$m	Share premium US$m	Merger relief reserve US$m	Safari and EBT shares US$m	Foreign currency translation reserve* US$m	Hedging reserve* US$m	Retained earnings US$m	Total US$m	Minority interests US$m	Total equity US$m
At 1 April 2004	127	1,383	3,395	(638)	–	–	1,986	6,253	826	7,079
Currency translation movements on foreign currency investments	–	–	–	–	207	–	–	207	13	220
Deferred tax credit on items taken to equity	–	–	–	–	–	–	83	83	–	83
Actuarial losses taken to equity	–	–	–	–	–	–	(210)	(210)	–	(210)
Acquisitions – minority interests	–	–	–	–	–	–	–	–	14	14
Other movements	–	–	–	–	–	–	4	4	–	4
Profit for the financial year	–	–	–	–	–	–	1,521	1,521	208	1,729
Dividends paid	–	–	–	–	–	–	(413)	(413)	(179)	(592)
Issued capital	1	37	–	–	–	–	–	38	–	38
Conversion of 4.25% guaranteed convertible bonds	7	590	–	–	–	–	–	597	–	597
Payment for purchase of own shares for EBT	–	–	–	(21)	–	–	–	(21)	–	(21)
Utilisation of EBT shares	–	–	–	1	–	–	(1)	–	–	–
Payment for buyout of minorities	–	–	–	–	–	–	–	–	(204)	(204)
Equity-settled share incentive plans	–	–	–	–	–	–	18	18	–	18
At 31 March 2005	135	2,010	3,395	(658)	207	–	2,988	8,077	678	8,755
Adoption of IAS 32 and 39	–	–	–	–	–	–	5	5	–	5
At 1 April 2005	135	2,010	3,395	(658)	207	–	2,993	8,082	678	8,760
Currency translation movements on foreign currency investments	–	–	–	–	(103)	–	–	(103)	(25)	(128)
Net investment hedges – fair value losses in period	–	–	–	–	–	(2)	–	(2)	–	(2)
Deferred tax charge on items taken to equity	–	–	–	–	–	–	(8)	(8)	–	(8)
Actuarial gains taken to equity	–	–	–	–	–	–	42	42	–	42
Acquisitions – minority interests	–	–	–	–	–	–	–	–	828	828
Other movements	–	–	–	–	–	–	(7)	(7)	–	(7)
Profit for the financial year	–	–	–	–	–	–	1,440	1,440	234	1,674
Dividends paid	–	–	–	–	–	–	(520)	(520)	(165)	(685)
Issued capital	23	4,089	–	–	–	–	–	4,112	–	4,112
Payment for purchase of own shares for EBT	–	–	–	(8)	–	–	–	(8)	–	(8)
Utilisation of EBT shares	–	–	–	11	–	–	(11)	–	–	–
Payment for buyout of minorities	–	–	–	–	–	–	–	–	(996)	(996)
Equity-settled share incentive plans	–	–	–	–	–	–	17	17	–	17
At 31 March 2006	**158**	**6,099**	**3,395**	**(655)**	**104**	**(2)**	**3,946**	**13,045**	**554**	**13,599**

* These are classified as 'other reserves' on the group consolidated balance sheet.

The group's retained earnings includes amounts of US$107 million (2005: US$107 million), the distribution of which is limited by statutory or other restrictions.

24. Statement of changes in shareholders' equity *continued*

Safari and EBT shares reserve

In the financial year ended 31 March 2000, Safari Ltd (a special purpose vehicle established and financed by a wholly owned subsidiary of SABMiller plc) acquired 77,368,338 SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling shareholders on 3 April 2001. On 9 July 2002 these shares held by Safari Ltd were converted to non-voting convertible shares. These shares have been treated as a deduction in arriving at shareholders' funds.

The employee benefit trusts hold shares in SABMiller plc for the purposes of the various executive share incentive schemes, further details of which are disclosed in the Remuneration report. The shares currently rank *pari passu* with all other ordinary shares. At 31 March 2006 the trusts held 3,487,448 shares (2005: 4,079,530 shares) which cost US$38 million (2005: US$40 million) and had a market value of US$69 million (2005: US$64 million). These shares have been treated as a deduction in arriving at shareholders' funds. The trusts used funds provided by SABMiller plc to purchase the shares. The costs of funding and administering the scheme are charged to the income statement in the period to which they relate.

Foreign currency translation reserve

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

Merger relief reserve

In accordance with section 131 of the Companies Act, 1985, the group recorded the US$3,395 million excess of value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares as a merger relief reserve in the year ended 31 March 2003.

25a. Reconciliation of profit for the year to net cash generated from operations

	2006 US$m	2005 US$m
Profit for the year	**1,674**	1,729
Taxation	**779**	823
Share of post-tax results of associates	**(177)**	(148)
Interest receivable	**(78)**	(96)
Interest payable and similar charges	**377**	239
Operating profit	**2,575**	2,547
Depreciation:		
– property, plant and equipment	**444**	396
– containers	**111**	82
Container breakages, shrinkage and write-offs	**77**	51
(Profit)/loss on sale of property, plant and equipment	**(5)**	16
Impairment of property, plant and equipment	**4**	8
Amortisation of intangible assets	**105**	33
Net loss from fair value hedges	**5**	–
Dividends received from other investments	**(3)**	(10)
Charge with respect to share options	**17**	18
Restructuring and integration costs (Latin America)	**7**	–
Gain in relation to changes to post-retirement plans (North America)	**–**	(104)
Profit on sale of investments (Africa and Asia, Corporate)	**–**	(355)
Restructuring provision in the Canary Islands (Europe)	**–**	16
Restructuring provision (North America)	**–**	(2)
Brewery closure costs in Tumwater (North America)	**–**	(1)
Brewery closure costs in Italy (Europe)	**–**	30
Deferred income	**–**	(3)
Other non-cash movements	**11**	14
Net cash generated from operations before working capital movements (EBITDA)	**3,348**	2,736
Increase in inventories	**(78)**	(24)
Increase in receivables	**(67)**	(62)
Increase in payables	**86**	188
(Decrease)/increase in provisions	**(31)**	8
Increase/(decrease) in post-retirement provisions	**33**	(54)
Net cash generated from operations	**3,291**	2,792

Cash generated from operations include cash flows relating to exceptional items of US$8 million in respect of South America integration and reorganisation costs (2005: US$4 million cash inflow in respect of proceeds on the Tumwater disposal, and US$5 million cash outflow in respect of brewery closure costs in Italy).

25b. Analysis of net debt

Net debt is defined as the borrowings of the group (including overdrafts) together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, offset by cash and cash equivalents and the loan participation deposit. The movement in net debt is shown below.

	Cash and cash equivalents (excluding overdrafts) US$m	Overdrafts US$m	Total cash and cash equivalents US$m	Loan participation deposit* US$m	Borrowings US$m	Derivative financial instruments US$m	Finance leases US$m	Total gross borrowings US$m	Net debt US$m
At 1 April 2004	682	(222)	460	–	(3,437)	–	(42)	(3,479)	(3,019)
Exchange movements	(32)	(24)	(56)	–	(53)	–	(1)	(54)	(110)
Cash flow	493	(268)	225	–	92	–	25	117	342
Reclassifications	–	1	1	–	–	–	(1)	(1)	–
Amortisation of bond costs	–	–	–	–	(7)	–	–	(7)	(7)
Conversion of debt	–	–	–	–	597	–	–	597	597
At 31 March 2005	1,143	(513)	630	–	(2,808)	–	(19)	(2,827)	(2,197)
Adoption of IAS 32 and 39	–	–	–	–	(25)	12	–	(13)	(13)
At 1 April 2005	1,143	(513)	630	–	(2,833)	12	(19)	(2,840)	(2,210)
Exchange adjustments	(2)	13	11	–	62	–	–	62	73
Cash flow	(651)	179	(472)	196	(2,102)	–	28	(2,074)	(2,350)
Acquisitions	232	(3)	229	–	(2,642)	(138)	(36)	(2,816)	(2,587)
Other non-cash movements	–	–	–	–	34	(47)	–	(13)	(13)
At 31 March 2006 (cash flow)	**722**	**(324)**	**398**	**196**	**(7,481)**	**(173)**	**(27)**	**(7,681)**	**(7,087)**
Legal right of offset*	(250)	–	(250)	–	250	–	–	250	–
At 31 March 2006 (balance sheet)	**472**	**(324)**	**148**	**196**	**(7,231)**	**(173)**	**(27)**	**(7,431)**	**(7,087)**

** During the year, SABMiller plc acquired two 100% participations in bank loans owed by subsidiary companies totalling US$446 million that were outstanding at the financial year end. For US$250 million of this balance, the terms of the participation agreement confer full rights of set-off on SABMiller plc in respect of the related bank loan. As a result, this loan participation is offset within borrowings on the balance sheet. For the purposes of the cash flow statement it is treated as a cash and cash equivalent as it is readily convertible into cash in accordance with IAS 7 (Cash flow statements). For the remaining balance of US$196 million, the terms of the agreement include no right of set-off and therefore the loan participation has been separately disclosed on the balance sheet as a loan participation deposit. In the cash flow statement the participation has not been treated as a cash and cash equivalent as it is not readily convertible into cash.*

The group's net debt is denominated in the following currencies:

	US dollars US$m	SA rand US$m	Euro US$m	Colombian peso US$m	Other currencies US$m	Total US$m
Total cash and cash equivalents	883	146	38	–	76	1,143
Total gross borrowings	(2,294)	(230)	(285)	–	(531)	(3,340)
Net debt at 31 March 2005	(1,411)	(84)	(247)	–	(455)	(2,197)
Total cash and cash equivalents	174	46	28	45	179	472
Loan participation deposit	–	–	–	–	196	196
Total gross borrowings	(4,418)	(225)	(253)	(2,031)	(828)	(7,755)
Net debt at 31 March 2006	**(4,244)**	**(179)**	**(225)**	**(1,986)**	**(453)**	**(7,087)**

25c. Major non-cash transactions

2006

During October 2005, SABMiller plc issued 225 million ordinary shares as consideration for the investment in Bavaria (see note 26).

2005

During December 2004, SAB Finance (Cayman Islands) Limited exercised its right to call for the redemption of all of its issued US$600 million 4.25% guaranteed convertible bonds due 10 August 2006. The bonds were redeemable at their principal amount plus accrued and unpaid interest up to and including the date fixed for redemption, following the satisfaction of certain conditions. One of the conditions required that the closing middle market quotation for an SABMiller ordinary share be at least 130% of the conversion price of £6.15 per share (being £7.995 per share) for 30 consecutive calendar days, at any time after 24 August 2004.

This condition was satisfied on 8 December 2004. All of the conditions having been satisfied, SAB Finance (Cayman Islands) Limited issued a notice to bondholders informing them the date fixed for redemption was 10 January 2005, and on 4 January 2005 announced that the bondholders and the bond trustee had exercised their right to convert all of the bonds into SABMiller plc ordinary shares, which led to 69,057,697 ordinary shares being allotted and issued and all of the bonds being cancelled. Prior to this cancellation, 133,309 SABMiller plc ordinary shares had been issued during the year on conversion of similar convertible bonds.

26. Acquisitions and disposals

The following significant business combinations took effect during the year:

South America

- 12 October 2005: the group obtained a 71.42% controlling effective interest in Bavaria, a company listed on the Colombian Stock Exchange. As consideration, SABMiller plc issued 225 million ordinary shares (US$4,082 million excluding transaction costs), amounting to some 15.02% of the enlarged ordinary share capital of SABMiller. On that same date the group acquired class A voting shares from minority interests representing 14.31% of the economic interest in Backus, Bavaria's primary listed subsidiary in Peru, for cash consideration of US$473 million and certain other minority interests for cash consideration of US$196 million, principally the remaining minority interest in Leona, a subsidiary of Bavaria.

Other acquisitions

- 27 May 2005: the group's Indian subsidiary, MBL Investments (Mysore) acquired the Shaw Wallace Group's interest in the group's investment in India, SKOL breweries Ltd (SKOL) for cash consideration of US$192 million, taking the group's interest to 99%. Up to this date SABMiller's India interests had been classed as other investments.
- 22 March 2006: the group acquired 48.4% of the Slovakian brewer, Pivovar Topvar a.s. (Topvar), for cash consideration of US$20 million. Under the terms of the agreement, the existing shareholders will sell further shares ('the Additional Shares') to enable the group to increase its interest in Topvar to at least 67% by the end of September 2006. The remaining shares held by the controlling shareholders are subject to put and call arrangements exercisable within 18 months of the group acquiring the Additional Shares and the related consideration of US$22 million is recognised as deferred consideration. From 22 March 2006, the group was able to exercise full control over the company.

All business combinations have been accounted for using the purchase method. All assets and liabilities were recognised at their respective fair values. The residual over the net assets acquired is recognised as goodwill in the financial statements. The following table represents the assets and liablities acquired in respect of all business combinations entered into during the year ended 31 March 2006:

	Provisional fair value US$m
Intangible assets	3,532
Property, plant and equipment	2,069
Investments in associates	7
Available for sale investments	14
Inventories	199
Trade and other receivables	541
Cash and cash equivalents	232
Current tax assets	7
Borrowings	(2,681)
Trade and other payables	(789)
Current tax liabilities	(3)
Derivative financial instruments	(138)
Net deferred tax liabilities	(1,097)
Provisions	(260)
	1,633
Equity minority interests	(828)
Net assets acquired	805
Goodwill	4,389
Consideration	5,194

Consideration satisfied by:	
Shares issued	4,082
Cash	949
Deferred consideration	22
Investment – shares previously owned (see note 14)	141
	5,194

26. Acquisitions and disposals continued

From the date of acquisition to 31 March 2006 the following amounts have been included in the group's income and cash flow statements for the year:

	South America US$m	Other acquisitions US$m	Total US$m
Income statement			
Revenue	1,622	156	1,778
Operating profit	298	7	305
Profit/(loss) before tax	197	(9)	188
Cash flow statement			
Cash generated from operations	504	5	509
Net interest paid	(114)	(16)	(130)
Tax paid	(75)	(1)	(76)
Purchase of property, plant and equipment	(115)	(21)	(136)

Pro forma information

Pro forma information has not been provided because the information required for the above acquisitions under the group's accounting policies is not available.

South America

The amounts included within the following analyses relate to the initial Bavaria transaction on 12 October 2005, and do not include amounts relating to the subsequent minority purchases in December and March.

	Carrying values pre-acquisition US$m	**Provisional fair value US$m**
Goodwill	1,690	–
Intangible assets	129	3,483
Property, plant and equipment	2,243	1,990
Investments in associates	75	7
Available for sale investments	19	14
Inventories	206	188
Trade and other receivables	508	483
Cash and cash equivalents	262	224
Current tax assets	5	7
Borrowings	(2,278)	(2,584)
Trade and other payables	(524)	(730)
Derivative financial instruments	(70)	(138)
Net deferred tax liabilities	(314)	(1,101)
Provisions	(157)	(253)
	1,794	1,590
Equity minority interests	(707)	(828)
Net assets acquired		762
Provisional goodwill		4,042
Consideration		4,804

Consideration satisfied by:	
Shares issued	4,082
Cash (including transaction costs of US$53 million)	722
	4,804

26. Acquisitions and disposals continued

The fair value adjustments include provisional amounts which will be finalised in the 2007 annual report and accounts.
Goodwill represents amongst other things:
- strategic premium for the brewing assets that benefit from first mover advantage supplying smaller regional markets;
- assembled work force, and
- value of synergies.

225 million ordinary shares of 10 US cents of SABMiller plc were issued and were valued at a market price of £10.35 using an exchange rate of £1:US$1.7528 at 12 October 2005, the date of the completion of the initial transaction.

The inflow/(outflow) of cash and cash equivalents on the initial Bavaria transaction is calculated as follows:

	US$m
Cash consideration	(722)
Cash and cash equivalents acquired	224
	(498)
Overdrafts acquired (included in borrowings)	(1)

The intangible assets acquired as part of the initial Bavaria transaction can be analysed as follows:

	US$m
Brands	3,480
Computer software	2
Other	1
	3,483

Further details relating to the brands acquired are given in note 11.

Other acquisitions

	Carrying values pre-acquisition US$m	Provisional fair value US$m
Goodwill	315	–
Intangible assets	40	49
Property, plant and equipment	77	79
Inventories	11	11
Trade and other receivables	56	58
Cash and cash equivalents	8	8
Deferred tax assets	4	4
Current tax liabilities	(3)	(3)
Borrowings	(96)	(97)
Trade and other payables	(62)	(59)
Provisions	(6)	(7)
	344	43
Equity minority interests*	–	–
Net assets acquired		43
Goodwill		347
Consideration		390

	US$m
Consideration satisfied by:	
Cash	227
Investment – shares previously owned (see note 14)	141
Deferred consideration	22
	390

* On 22 March 2006, the group acquired a 48% interest in Topvar. The group also entered into an agreement with the vendors such that the group has the power to control the operating and financial policies of Topvar after that date. The remaining interest in Topvar is expected to be purchased by the group over the subsequent year for a fixed consideration and as such has been included as deferred consideration.

The fair value adjustments include provisional amounts which will be finalised in the 2007 annual report and accounts.

26. Acquisitions and disposals continued

The inflow/(outflow) of cash and cash equivalents on the other acquisitions is calculated as follows:

	US$m
Cash consideration	(227)
Cash and cash equivalents acquired	8
	(219)
Overdrafts acquired (included in borrowings)	(2)

The intangible assets acquired as part of the other acquisitions can be analysed as follows:

	US$m
Brands	39
Computer software	1
Distribution network	9
	49

Minority interests
The following minority interests were acquired during the period for total consideration of US$2,065 million (including deferred consideration of US$17 million) with additional goodwill of US$1,052 million recognised.

	% acquired	% holding after acquisition of minority interest	Form of consideration	Region
Plzeňský Prazdroj a.s.	3.1%	100%	Cash	Czech Republic
Bevco Limited	41.8%	100%	Cash	British Virgin Islands
Backus	37.7%	93.4%	Cash and deferred consideration	Peru
Bavaria	25.8%	97.2%	Cash	Colombia
Amalgamated Beverage Industries Ltd	n/a – acquisition took place during 2005	100%	Payment of deferred consideration	South Africa

Disposals
There were no disposals during the year ended 31 March 2006 or the year ended 31 March 2005.

27. Commitments, contingencies and guarantees

a. Operating lease commitments
The minimum lease rentals to be paid under non-cancellable leases at 31 March 2006 are as follows:

	2006 US$m	2005 US$m
Land and buildings:		
Within one year	**13**	14
Later than one year and less than five years	**31**	35
After five years	**28**	34
	72	83
Plant, vehicles and systems:		
Within one year	**18**	21
Later than one year and less than five years	**29**	12
After five years	**2**	–
	49	33

27. Commitments, contingencies and guarantees continued

b. Other commitments

	2006 US$m	2005 US$m
Capital commitments not provided in the financial information:		
Contracts placed for future expenditure for property, plant and equipment	**388**	221
Contracts placed for future expenditure for intangible assets	**12**	44
Other commitments not provided in the financial information:		
Contracts placed for future expenditure	**527**	436

Contracts placed for future expenditure primarily relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2006, are principally due between 2006 and 2013.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2006 for malt, bottles, labels and cans expire between 2006 and 2015.

c. Contingent liabilities and guarantees

	2006 US$m	2005 US$m
Guarantees to third parties provided in respect of borrowings of the group:	**2,000**	3,285
– US$300 million 6.625% Guaranteed Notes due 2033	**300**	300
– US$1,100 million 5.50% Guaranteed Notes due 2013*	**1,100**	1,100
– US$600 million 4.25% Guaranteed Notes due 2008*	**600**	600
– US$nil million (2005: US$1,000 million) Syndicated Loan*	**–**	1,000
– US$nil million (2005: US$270 million) 8.31% Private Bond Placing*	**–**	270
Bank facilities	**–**	15
Staff loans and pension guarantees (i)	**27**	30
Guarantees in respect of Tsogo Sun (see note 29b)	**106**	225
Jointly held contingent liability (ii)	**150**	–
Share of associate's contingent liabilities incurred jointly with other investors	**6**	6
Share of associate's contingent liabilities arising from the group being liable for all or part of the liabilities of the associate	**76**	–
Litigation (iii)	**2**	2
Other (iv)	**–**	–
	2,367	3,548

* These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts under all guarantees outstanding and disclosed as part of borrowings (note 20) are US$1,974 million as at 31 March 2006 (2005: US$2,414 million).

(i) Staff loans and pension guarantees

Staff loans and pension guarantees primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

27. Commitments, contingencies and guarantees continued

(ii) Jointly held contingent liability
Bavaria S.A. is jointly and severally liable with Valorem S.A. (part of the Santo Domingo Group (SDG)) for the pension obligations of Avianca S.A. (formerly part of the SDG group but which was sold by SDG in 2004). The maximum obligation is for US$150 million which corresponds to the initial actuarial value of the pension obligations.

(iii) Litigation
The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

The company, with Miller Brewing Company, in common with other participants in the beer and spirits industries in the USA, is a defendant in five putative class action lawsuits alleging that the defendants have targeted the marketing of certain alcoholic beverage brands to persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence, public nuisance, and civil conspiracy. The complaints seek, on behalf of a putative class of parents and guardians, an injunction to stop certain unspecified marketing practices and unspecified money damages (including civil fines, punitive damages, and disgorgement of profits). The lawsuits are being litigated individually in their respective jurisdictions and none have progressed past the pleading stage. As of 31 March 2006 the company had not been required to formally respond to any of the five lawsuits and two of them had been dismissed in their entirety by the trial court, one of which is on appeal. The company has yet to be served in the three remaining lawsuits, though motions to dismiss have been filed in two of them by certain co-defendants, including Miller Brewing Company. Miller Brewing Company is a defendant in a sixth case that has been dismissed by the trial court and is now on appeal.

Given their current status, there are not yet meaningful bases on which the potential for liability and any quantum of penalty or damages can be determined.

(iv) Other
SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

28. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa, Miller and Latin America. Miller provides post-retirement benefits, as well as retiree medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. During 2005 Miller revised its post-retirement arrangements. The effects of the changes in plans and the capping of post-retirement medical healthcare liabilities resulted in a credit to the 2005 income statement of US$104 million (US$63 million net of tax). This represents the savings associated with past service and was treated as an exceptional item.

The pension and post-retirement medical benefit costs for the years ended 31 March 2006 and 31 March 2005 are as follows:

	2006 US$m	2005 US$m
Defined contribution scheme costs	**63**	54
Defined benefit scheme costs	**33**	(45)
Post-retirement medical benefits costs	**50**	5
Pension accruals	**9**	7
Provisions for pensions	**324**	201
Provisions for post-retirement benefits	**646**	590

The group operates various defined contribution and defined benefit schemes. Details of the main defined benefit schemes are provided below:

Miller pension schemes

Substantially all salaried employees hired prior to 1 January 2005 are covered by the provisions of a qualified defined benefit plan which provides benefits based on final average pay and years of service. Benefit accruals under this plan will cease as of 31 December 2007. As of the most recent actuarial valuation, the salaried employee defined benefit pension plan had a surplus of US$60 million in the actuarial value of the plan assets of US$562 million compared to the actuarial value of the liabilities. This represents a funding level of 112%. Salaried employees hired after 31 December 2004 are covered by a qualified defined contribution plan. This plan provides a basic contribution equal to 5% of an employee's pay. Employees hired prior to 1 January 2005 will be eligible for the 5% basic contribution beginning 1 January 2008. Additionally, regardless of hire date, the company will contribute up to 4% of an employee's pay to this plan, based on the employee's own contributions. Substantially all salaried employees are covered by a survivor income benefit plan and a long-term disability plan.

28. Pensions and post-retirement benefits continued

Miller provides non-qualified defined benefit and defined contribution plans for certain employees whose benefits under the qualified plans are limited by regulation. As of 31 March, 2006, the liabilities for these plans are US$18 million and US$2 million respectively. Eligible hourly employees participate in defined benefit plans providing flat dollar benefits based on years of service. As of the most recent actuarial valuation, the hourly employee pension plans had a surplus of US$27 million in the actuarial value of the plan assets of US$248 million compared to the actuarial value of the liabilities. This represents a funding level of 112%. Eligible hourly employees also participate in various defined contribution schemes, some of which require the employer to contribute funds based on the number of hours worked by the employee.

The most recent actuarial valuation of Miller's post-retirement benefit plans was carried out by independent professionally qualified actuaries at 1 January 2005. The salaried employees' plan was valued using the projected unit credit method while hourly employee plans were valued using the entry age normal method. The principal assumptions used in the preparation of the pension valuations were an annual discount rate of 8% and a salary increase assumption of 4.5%.

During the year, Miller merged its defined benefit plans into a single defined benefit plan whilst maintaining separate benefit structures for various groups of eligible employees. The company also changed a number of underlying valuation assumptions, including adoption of the RP2000CH mortality table and changing the valuation method for hourly benefits to the projected unit credit method. Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of the withdrawal settlement. Pabst, which had participated in the plan prior to 1997, agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2006 is set out below.

	US$m
Market value of assets	41
Present value of accrued obligations, net of Pabst withdrawal liabilities	(79)
Deficit	(38)

South Africa pension schemes

The group operates a number of pension schemes throughout South Africa. Details of the material scheme are provided below.

The ABI Pension Fund – the latest valuation of the ABI pension fund was carried out at 31 March 2004 by an independent professionally qualified actuary using the projected unit credit method. The main assumptions were price inflation of 4.5% per annum, a long-term investment return of 9% per annum, rate of salary inflation of 6% per annum and pension inflation of 4.3% per annum. This valuation revealed a surplus of US$55 million in the actuarial value of the assets of US$89 million compared to the actuarial value of the liabilties and represented a funding level of 263%. The market value of the assets as at 31 December 2005 was US$87 million.

From 1 July 2005 the Fund was closed, all active members were transferred to either the ABI Provident Fund or the SAB Staff Provident Fund and all pensioner liabilities were outsourced. The Fund will be deregistered once the surplus apportionment exercise has been completed in terms of the Pension Fund Act (South Africa) and all assets and liabilities have been transferred.

Latin America pension schemes

The group operates a number of pension schemes throughout Latin America. Details of the material scheme are provided below.

The Colombian Labour Code Pension Plan – the most recent actuarial valuation of the Colombian Labour Code Pension Plan was carried out by independent professionally qualified actuaries at 31 December 2005 using the projected unit credit method. The plan covers all employees employed before 1 January 1967. All salaried employees are covered by social security provisions. The principal assumptions used in the preparation of the pension valuations were a discount rate of 9.3% and a future pension increase of 4.7%.

Principal actuarial assumptions at 31 March (expressed as weighted averages) are as follows:

	Defined benefit pension plans				Medical and other post-retirement benefits		
	Miller %	South Africa %	Latin America %	Other %	Miller %	South Africa %	Other %
At 31 March 2006:							
Discount rate	5.9	9.0	8.9	5.1	5.9	7.0	9.3
Salary inflation	3.5	6.0	4.5	3.9	–	–	4.7
Pension inflation	4.0	4.3	4.5	3.4	–	–	4.7
Healthcare cost inflation	–	–	–	–	9.0	5.0	5.7
At 31 March 2005:							
Discount rate	5.9	9.5	–	6.6	5.9	8.3	–
Salary inflation	3.5	6.5	–	4.7	–	–	–
Pension inflation	4.0	5.0	–	3.4	–	–	–
Healthcare cost inflation	–	–	–	–	10.0	6.3	–

There were no material medical and post-retirement benefits in the group for 2005 other than those in Miller and South Africa.

28. Pensions and post-retirement benefits continued

The present value of defined benefit plan and post-employment medical benefit liabilities are as follows:

	Defined benefit pension plans					Medical and other post-retirement benefits			
	Miller US$m	South Africa US$m	Latin America US$m	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
Present value of scheme liabilities at 1 April 2004	931	43	–	42	1,016	462	40	–	502
Benefits paid	(39)	–	–	(2)	(41)	(18)	–	–	(18)
Current service cost	26	1	–	(2)	25	13	1	–	14
Past service costs	(63)	–	–	–	(63)	(13)	–	1	(12)
Interest costs	57	(1)	–	–	56	28	2	–	30
Actuarial (gains)/losses	95	3	–	–	98	100	–	–	100
Acquisition activity	–	–	–	–	–	–	4	–	4
Disposal activity	–	1	–	–	1	–	(4)	–	(4)
Currency translation	–	–	–	–	–	–	1	–	1
Settlements and curtailments	–	–	–	–	–	(27)	–	–	(27)
Present value of scheme liabilities at 31 March 2005	1,007	47	–	38	1,092	545	44	1	590
– Portion of defined benefit obligation that is unfunded	17	–	–	9	26	545	42	–	587
– Portion of defined benefit obligation that is partly or wholly funded	990	47	–	29	1,066	–	2	1	3
Benefits paid	(44)	(1)	(10)	(13)	(68)	(21)	–	–	(21)
Current service cost	28	1	8	4	41	13	1	–	14
Past service costs	1	–	–	–	1	–	–	–	–
Interest costs	58	4	–	1	63	32	4	–	36
Actuarial (gains)/losses	10	–	–	–	10	(21)	–	–	(21)
Acquisition activity	–	–	151	1	152	–	–	48	48
Currency translation	–	–	–	(2)	(2)	–	–	–	–
Present value of scheme liabilities at 31 March 2006	**1,060**	**51**	**149**	**29**	**1,289**	**548**	**49**	**49**	**646**
– Portion of defined benefit obligation that is unfunded	**18**	**–**	**140**	**4**	**162**	**548**	**47**	**48**	**643**
– Portion of defined benefit obligation that is partly or wholly funded	**1,042**	**51**	**9**	**25**	**1,127**	**–**	**2**	**1**	**3**

28. Pensions and post-retirement benefits continued

The fair value reconciliations of opening plan assets to closing plan assets on an aggregated basis, are as follows:

	Defined benefit pension plans		
	Miller US$m	**South Africa US$m**	**Total US$m**
Plan assets at 1 April 2004	739	111	850
Expected return on plan assets	63	4	67
Benefits paid	(39)	–	(39)
Contributions paid by employer	96	–	96
Actuarial gains/(losses)	(15)	–	(15)
Plan assets at 31 March 2005	844	115	959
Expected return on plan assets	67	9	76
Benefits paid	(44)	(1)	(45)
Contributions paid by employer	16	–	16
Actuarial gains/(losses)	31	–	31
Currency translation	–	1	1
Plan assets at 31 March 2006	**914**	**124**	**1,038**

The fair value of assets in pension schemes and the expected rates of return were:

	Miller		South Africa		Latin America		Other		Total
	US$m	**Long-term rate of return (%)**	**US$m**	**Long-term rate of return (%)**	**US$m**	**Long-term rate of return (%)**	**US$m**	**Long-term rate of return (%)**	**US$m**
At 31 March 2006:									
Equities	455	9.0	48	12.0	–	–	–	–	503
Bonds	316	6.5	11	9.0	–	–	–	–	327
Cash	2	3.0	48	7.0	–	–	–	–	50
International equities	136	9.0	17	12.0	–	–	–	–	153
Property and other	5	7.0	–	12.0	–	–	–	–	5
Total fair value of assets	914		124		–		–		1,038
Present value of scheme liabilities	(1,060)		(51)		(149)		(29)		(1,289)
Surplus/(deficit) in the scheme	(146)		73		(149)		(29)		(251)
Unrecognised pension asset due to limit	–		(73)		–		–		(73)
Pension asset/(liability) recognised	**(146)**		**–**		**(149)**		**(29)**		**(324)**
At 31 March 2005:									
Equities	420	9.0	85	12.5	–	–	–		505
Bonds	294	5.6	9	9.5	–	–	–		303
Cash	1	1.8	5	7.5	–	–	–		6
International equities	124	9.0	13	12.5	–	–	–		137
Property and other	5	9.0	3	12.5	–	–	–		8
Total fair value of assets	844		115		–		–		959
Present value of scheme liabilities	(1,007)		(47)		–		(38)		(1,092)
Surplus/(deficit) in the scheme	(163)		68		–		(38)		(133)
Unrecognised pension asset due to limit	–		(68)		–		–		(68)
Pension asset/(liability) recognised	(163)		–		–		(38)		(201)

28. Pensions and post-retirement benefits continued

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension plans					Medical and other post-retirement benefits			
	Miller US$m	South Africa US$m	Latin America US$m	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
At 31 March 2006:									
Present value of scheme liabilities	(1,060)	(51)	(149)	(29)	(1,289)	(548)	(49)	(49)	(646)
Fair value of plan assets	914	124	–	–	1,038	–	–	–	–
	(146)	73	(149)	(29)	(251)	(548)	(49)	(49)	(646)
Unrecognised assets due to limit	–	(73)	–	–	(73)	–	–	–	–
Net liability recognised on balance sheet	**(146)**	**–**	**(149)**	**(29)**	**(324)**	**(548)**	**(49)**	**(49)**	**(646)**
At 31 March 2005:									
Present value of scheme liabilities	(1,007)	(47)	–	(38)	(1,092)	(545)	(44)	(1)	(590)
Fair value of plan assets	844	115	–	–	959	–	–	–	–
	(163)	68	–	(38)	(133)	(545)	(44)	(1)	(590)
Unrecognised assets due to limit	–	(68)	–	–	(68)	–	–	–	–
Net liability recognised on balance sheet	(163)	–	–	(38)	(201)	(545)	(44)	(1)	(590)

In respect of South Africa, the pension asset recognised must be limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the South African legislation has not been performed. In addition the net income statement credit of US$4 million (2005: US$4 million) is not recognised in the financial statements.

The amounts recognised in the income statement are as follows:

	Defined benefit pension plans				Medical and other post-retirement benefits			
	Miller US$m	Latin America US$m	Other US$m	Total US$m	Miller US$m	South Africa US$m	Other US$m	Total US$m
At 31 March 2006								
Current service cost	(28)	(8)	(4)	(40)	(13)	(1)	–	(14)
Past service cost	(1)	–	–	(1)	–	–	–	–
Interest costs	(58)	–	(1)	(59)	(32)	(4)	–	(36)
Expected return on plan assets	67	–	–	67	–	–	–	–
	(20)	**(8)**	**(5)**	**(33)**	**(45)**	**(5)**	**–**	**(50)**
At 31 March 2005:								
Current service cost	(26)	–	2	(24)	(13)	(1)	–	(14)
Past service cost	63	–	–	63	13	–	(1)	12
Interest costs	(57)	–	–	(57)	(28)	(2)	–	(30)
Expected return on plan assets	63	–	–	63	–	–	–	–
Settlements and curtailments	–	–	–	–	27	–	–	27
	43	–	2	45	(1)	(3)	(1)	(5)

28. Pensions and post-retirement benefits continued

The amounts recognised in the statement of recognised income and expense are as follows:

	Defined benefit pension plans			Medical and other post-retirement benefits
	Miller US$m	South Africa US$m	Total US$m	Miller US$m
At 31 March 2006:				
Actual return on plan assets	98	9	107	–
Less: expected return on plan assets	(67)	(9)	(76)	–
Return on plan assets	31	–	31	–
Experience gains/(losses) arising as:				
– scheme assets	31	–	31	–
– scheme liabilities	4	–	4	18
Changes in actuarial assumptions	(14)	–	(14)	3
Actuarial gains/(losses) recognised	**21**	**–**	**21**	**21**
At 31 March 2005:				
Actual return on plan assets	48	4	52	–
Less: expected return on plan assets	(63)	(4)	(67)	–
Return on plan assets	(15)	–	(15)	–
Experience gains/(losses) arising as:				
– scheme assets	(15)	–	(15)	–
– scheme liabilities	(21)	–	(21)	(35)
Changes in actuarial assumptions	(74)	–	(74)	(65)
Actuarial gains/(losses) recognised	(110)	–	(110)	(100)

The cumulative amounts recognised in equity are as follows:

	2006 US$m	2005 US$m
At 31 March:	**(210)**	–
Net actuarial gains/(losses) recognised in the year	**42**	(210)
Cumulative actuarial losses recognised	**(168)**	(210)

28. Pensions and post-retirement benefits continued

History of actuarial gains and losses

	2006 US$m	2005 US$m
Experience gains/(losses) of plan assets	**31**	(15)
Percentage of plan assets	**3%**	(2%)
Experience gains/(losses) of scheme liabilities	**4**	(21)
Percentage of scheme liabilities	**0%**	1%
Fair value of plan assets	**1,038**	959
Present value of scheme liabilities	**(1,935)**	(1,682)
Deficit in the schemes	**(897)**	(723)
Unrecognised assets due to limit	**(73)**	(68)
Net liability recognised in balance sheet	**(970)**	(791)

Contributions expected to be paid into the group's material defined benefit schemes during the year after 31 March 2006 are US$59 million.

A 1% increase and a 1% decrease in the assumed healthcare cost of inflation will have the following effect on the group's material post-employment medical benefits:

	2006	
	Increase US$m	Decrease US$m
Current service costs	**3**	**(2)**
Interest costs	**9**	**(7)**
Accumulated post-employment medical benefit costs	**112**	**(92)**

29. Related party transactions

a. Parties with significant influence over: Altria Group, Inc. (Altria) and Santo Domingo Group

The Miller Brewing Company has received various services from Altria which holds 28.7% of the group, including insurance claims processing, leasehold accommodation and other administrative services, with an aggregate cost of US$0.2 million (2005: US$0.1 million), of which US$Nil (2005: US$Nil) was outstanding at 31 March 2006.

Since 12 October 2005, the Santo Domingo Group (SDG) has been a related party of the group by virtue of its 15% shareholding in the group. During the period since the transaction date, the group has carried out transactions with other companies in the SDG totalling US$5.2 million which include IT services and the purchase of assets. At 31 March 2006, US$0.5 million was owing to the SDG. Bavaria S.A. is jointly and severally liable with Valorem S.A. (part of the SDG) for the pension obligations of Avianca S.A. (formerly part of the SDG but which was sold by the SDG in 2004). The maximum obligation is for US$150 million which corresponds to the initial actuarial value of the pension obligations.

b. Associates

	2006 US$m	2005 US$m
Purchases from associates(1)	**(232)**	(203)
Sales to associates(2)	**1**	1
Dividends received(3)	**71**	47
Preference dividends and interest received(3)	**8**	10
Management and guarantee fees received(4)	**4**	7
Royalties received(5)	**2**	3

(1) The group purchased canned Coca-Cola products for resale from Coca-Cola Canners of Southern Africa (Pty) Limited (Coca-Cola), purchased inventory from Metalforma, S.A., Industria Nacional de Plasticos, S.A. and Envases del Istmo, S.A. in Panama and purchased malt and bottles from Delta Corporation Limited (Delta).

(2) The group made sales of beer to Tsogo Sun Holdings (Pty) Limited (Tsogo Sun).

(3) The group received dividends from Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd (Castel) of US$23 million (2005: US$23 million), Kenya Breweries Limited (Kenya) US$18 million (2005: US$3 million), Coca-Cola US$13 million (2005: US$6 million), Distell Group Limited US$12 million (2005: US$10 milllion) and Tsogo Sun US$5 million (2005: US$5 million). Preference dividends and interest were received from Tsogo Sun.

(4) The group received management fees from Delta and guarantee fees from Tsogo Sun.

(5) The group received royalties from Delta and Kenya.

29. Related party transactions continued

	At 31 March 2006	At 31 March 2005
Cumulative funding to associates		
– interest bearing loans[1]	–	61
– equity: redeemable preference shares[2]	–	64
– equity: preference dividends accrued[3]	–	4
Amounts owed by associates[4]	2	5
Amounts owed to associates[5]	(20)	(15)

[1] Interest bearing loan provided by SABSA Holdings (Pty) Ltd (SABSA) to Tsogo Sun.
[2] Cumulative redeemable preference shares held by SABSA in Tsogo Sun.
[3] The group had accrued preference dividends of US$4 million in 2005 from Tsogo Sun.
[4] Amounts owed by Delta and Kenya (2005: Interest received by SABSA from Tsogo Sun).
[5] Amounts owed by ABI to Coca-Cola.

Guarantees

	2006 US$m	2005 US$m
Lease commitment[1]	52	51
ABSA Bank Ltd – facility[2]	54	54
Investec Bank Ltd – bridging facility[3]	–	58
Investec Bank Ltd – facility[4]	–	62
	106	225

[1] The lease commitments of Tsogo Sun in respect of the Sandton Convention Centre are guaranteed by SABSA. In return for its guarantees the group earns an annual fee of between 1.35% and 2% based on the outstanding capital amount drawn down under the related facility during the year of US$2 million (2005: US$2 million).
[2] This is guaranteed by SABSA. The total facility is US$91 million (2005:US$91 million)

Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu Natal (Pty) Ltd (TS-KZN), a subsidiary of Tsogo Sun, for the development of the Suncoast Casino in Durban (the Durban development). These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV), which owns 40% of TS-KZN.

[3] This bridging finance facility is used to fund the equity commitments of the shareholders to the Durban development. This facility was guaranteed by SABSA until 1 November 2005, when Tsogo Sun replaced SABSA as the guarantor.
[4] The total facility is US$97 million, (2005: US$96 million). It is a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic entered into a 'sponsor support agreement' in which they undertook that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of TS-KZN, the sponsors would, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets. The balance is guaranteed by Johnnic. It is guaranteed until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN. This facility was 60% guaranteed by SABSA until November 2005, when Tsogo Sun replaced SABSA as the 60% guarantor.

The remaining development costs of US$32 million (2005: US$32 million) are to be funded by cash flows generated from the development in the initial years of operation. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu Natal Gambling Board.

Castel
During 2006, consideration of US$1 million was paid in relation to the investments in the group's Algerian associates. Consideration of US$9 million (including deferred consideration of US$4 million) was paid during the year ended 31 March 2005, which related to the investments in the group's Algerian and Moroccan associates made during 2004.

c. Transactions with key management
The group has a related party relationship with the directors of the group and members of the excom as key management. At 31 March 2006 there are 22 key management. Key management compensation is provided in note 6c.

30. Transition to IFRS

The group reported under UK GAAP in its previously published financial statements for the year ended 31 March 2005. The analysis below shows a reconciliation of the group's equity reported under UK GAAP to the group's equity reported under IFRS at date of transition and at 31 March 2005; a reconciliation of profit reported under UK GAAP to the profit reported under IFRS for the year ended 31 March 2005.

The transition from UK GAAP to IFRS does not change any of the cash flows of the group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement.

Cash and cash equivalents under IFRS comprise cash and short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The cash flow statement under IFRS explains the change in cash and cash equivalents, rather than just cash as under UK GAAP.

Reconciliation of equity at 1 April 2004

	Notes	UK GAAP US$m	Effect of transition to IFRS US$m	**IFRS US$m**
Assets				
Non-current assets				
Goodwill		6,513	–	**6,513**
Intangible assets	(j)	–	94	**94**
Property, plant and equipment	(f) (j) (q)	3,758	(86)	**3,672**
Investments in associates	(e)	928	(8)	**920**
Financial assets:				
– Available for sale investments		284	–	**284**
Trade and other receivables	(k)	–	70	**70**
Deferred tax assets	(b) (g) (l)	–	132	**132**
		11,483	202	**11,685**
Current assets				
Inventories	(f) (q)	599	(5)	**594**
Trade and other receivables	(b) (k) (p)	1,035	(180)	**855**
Investments	(k)	31	(31)	**–**
Cash and cash equivalents	(k)	651	31	**682**
		2,316	(185)	**2,131**
Current liabilities				
Financial liabilities:				
– Borrowings	(o)	613	(6)	**607**
Trade and other payables	(b) (i) (o) (p)	2,010	(335)	**1,675**
Current tax liabilities		160	–	**160**
Provisions	(m)	–	42	**42**
		2,783	(299)	**2,484**
Non-current liabilities				
Financial liabilities:				
– Borrowings		3,094	–	**3,094**
Trade and other payables		72	–	**72**
Deferred tax liabilities	(l)	–	221	**221**
Provisions	(b)	866	–	**866**
		4,032	221	**4,253**
Net assets		6,984	95	**7,079**
Total equity		6,984	95	**7,079**

Reconciliation of equity at 31 March 2005

	Notes	UK GAAP US$m	Effect of transition to IFRS US$m	**IFRS US$m**
Assets				
Non-current assets				
Goodwill	(a)	6,822	359	**7,181**
Intangible assets	(j)	–	122	**122**
Property, plant and equipment	(f)	4,162	(106)	**4,056**
Investments in associates	(a) (e)	1,116	–	**1,116**
Financial assets:				
– Available for sale investments		187	–	**187**
Trade and other receivables	(k)	–	54	**54**
Deferred tax assets	(b) (g) (l)	–	153	**153**
		12,287	582	**12,869**
Current assets				
Inventories	(f) (q)	634	(7)	**627**
Trade and other receivables	(k) (l) (p) (o)	1,108	(156)	**952**
Current tax assets		56	–	**56**
Investments	(r)	689	(689)	**–**
Cash and cash equivalents	(r)	454	689	**1,143**
		2,941	(163)	**2,778**
Current liabilities				
Financial liabilities:				
– Borrowings	(o)	813	2	**815**
Trade and other payables	(b) (i) (o) (p)	2,568	(627)	**1,941**
Current tax liabilities		169	212	**381**
Provisions	(m)	–	62	**62**
		3,550	(351)	**3,199**
Non-current liabilities				
Financial liabilities:				
– Borrowings		2,526	(1)	**2,525**
Trade and other payables		53	–	**53**
Deferred tax liabilities	(l)	–	188	**188**
Provisions	(b)	796	131	**927**
		3,375	318	**3,693**
Net assets		8,303	452	**8,755**
Total equity		8,303	452	**8,755**

30. Transition to IFRS continued

Reconciliation of profit for the year ended 31 March 2005

	Notes	UK GAAP US$m	Effect of transition to IFRS US$m	**IFRS US$m**
Revenue		12,901	–	**12,901**
Net operating expenses	(a) (b) (c) (f) (h)	(11,152)	798	**(10,354)**
Operating profit		1,749	798	**2,547**
Operating profit before exceptional items		1,705	427	**2,132**
Exceptional items		44	371	**415**
Exceptional items recognised after operating profit	(h)	366	(366)	**-**
Net finance costs		(167)	24	**(143)**
Interest payable and similar charges	(d)	(263)	24	**(239)**
Interest receivable		96	–	**96**
Share of post-tax results of associates	(a) (d) (e) (h)	246	(98)	**148**
Profit before taxation		2,194	358	**2,552**
Taxation	(b) (d) (g)	(850)	27	**(823)**
Profit after taxation		1,344	385	**1,729**

Notes to the reconciliations

(a) Goodwill

Under UK GAAP, goodwill was amortised over its estimated useful life (the group typically applied a 20-year life to goodwill, with the exception of goodwill in Amalgamated Beverage Industries (ABI) which has an indefinite life and was subject to annual impairment reviews).

Under IFRS, the amortisation of goodwill is no longer permitted and goodwill is reviewed for impairment on an annual basis. As a result the amortisation charge of US$366 million recorded in 2005 was reversed and, as a consequence of this change, the profit attributable to minority interests also increased by US$22 million.

(b) Post-retirement benefits

(1) Under UK GAAP, the costs of providing pensions and other post employment benefits were charged against operating profit on a systematic basis with surpluses and deficits arising allocated over the expected average remaining service lives of current employees.

Under IFRS, the impact on the income statement is that the unwinding of the discounting on liabilities and the expected return on assets are included in operating profit. The impact on the balance sheet is that the full actuarial surplus or deficit is recognised. The more volatile components of movements in surpluses and deficits (actuarial gains and losses) are recorded as a movement in shareholders' funds in line with IAS 19 (Employee Benefits).

(2) During 2005 Miller also revised its post-retirement arrangements. The effect of the changes in plans and the capping of post-retirement medical healthcare liabilities results in a credit to the 2005 IFRS income statement of some US$104 million (US$63 million net of tax). This represents the savings associated with past service. This has been treated as a one-off item.

The impact of all post-retirement benefit adjustments on the IFRS opening balance sheet as at 1 April 2004 is to reduce net assets by US$80 million net of deferred tax. The reduction at 31 March 2005 is US$147 million net of deferred tax.

(c) Share-based payments

Under UK GAAP, only certain share-based plans (where the grant price is less than the market price at the date of grant) resulted in a charge to operating profit over the performance period on a straight-line basis.

Under IFRS, all share-based awards granted after 7 November 2002 result in a charge to operating profit over the performance period on a straight-line basis. The additional cost to the group in 2005 includes extra costs for certain share-based plans and results in the recognition of an additional pre-tax charge for 2005 of US$6 million.

(d) Presentation of associates

Under UK GAAP, operating profit, net interest, taxation and minority interests included the group's share of associates' results.

Under IFRS, the income statement includes the group's share of the post-tax and minority results of associates as one line before the group's pre-tax profit. In order to assist comparison of results across segments, the group has presented an operating profit and EBITA measure in the segmental analysis which includes associates in the same format as subsidiaries.

(e) Application of IFRS to associates

As a result of the non-amortisation of goodwill, profits from associates increased by US$15 million for 2005. Other net charges of US$9 million for 2005 principally arose in respect of share-based payments, inventories, intangible assets and property, plant and equipment. The application of IFRS, including the non-amortisation of goodwill, had a net impact of US$Nil on the group's carrying value of associates as at 31 March 2005.

(f) Agricultural assets
Under UK GAAP, agricultural assets were not separately recorded.
Under IFRS, agricultural assets are recognised on the balance sheet at fair value with gains or losses recorded in the income statement. An additional US$2 million charge for 2005 relates to sugar plantations in Honduras and hop farms in South Africa.

(g) Taxation
Under UK GAAP, the group recognised deferred tax on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements (an income statement approach).
Under IFRS, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax base and the accounting book value of balance sheet items (a balance sheet approach). This results in deferred tax being recognised on certain timing differences that would not have given rise to deferred tax under UK GAAP. Excluding the net impact of deferred tax on post-retirement schemes, the IFRS impact on other deferred tax assets and liabilities is a reduction in net assets of US$108 million in the opening IFRS balance sheet and US$119 million as at 31 March 2005.

(h) Exceptional items
Under UK GAAP, gains and losses on the disposal of subsidiaries, associates, fixed asset investments and tangible fixed assets were shown as exceptional items below operating profit (non-operating exceptional items).
Under IFRS there are no specific rules related to the presentation of exceptional items, but there is disclosure required of additional items where necessary to assist in the understanding of an entity's financial performance. As a result, a US$355 million exceptional profit recognised under UK GAAP below operating profit has been reclassified into operating profit and US$11 million has been reclassified into share of post-tax results of associates.

(i) Dividends
Under UK GAAP, dividends for the period were provided for in the results for that period.
Under IFRS, the dividends for the period are provided in the results in the period during which they are approved.

Balance sheet reclassifications

(j) Capitalised software
Under UK GAAP, software assets were included as part of property, plant and equipment.
Under IFRS, unless they are integral to an item of property, plant and equipment, software assets are recognised as intangible assets.

(k) Debtors
Under UK GAAP, debtors were generally shown as one line in current assets unless they were deemed to be highly significant for separate disclosure on the face of the balance sheet.
Under IFRS, receivables due within one year are recognised as current assets and receivables due after more than one year are recognised as non-current assets on the face of the balance sheet.

(l) Deferred tax assets and liabilities
Under UK GAAP, deferred tax assets and liabilities were shown as part of debtors and provisions on the face of the balance sheet.
Under IFRS, deferred tax assets and liabilities are presented separately on the face of the balance sheet.

(m) Provisions
Under UK GAAP, provisions were presented as one line on the balance sheet.
Under IFRS, provisions likely to fall due within one year are recognised as current liabilities and provisions likely to fall due after more than one year are recognised as non-current liabilities on the face of the balance sheet.

Other IFRS adjustments

Other IFRS adjustments result in an increase in net assets of US$16 million at 31 March 2005 and include the following items:

(n) Buyout of minority shares in S.p.A. Birra Peroni and ABI
Under IFRS on the buy out of minority interests in subsidiaries, goodwill is recognised as the difference between the value of net assets acquired and the consideration paid. The buyout of minority interests in S.p.A. Birra Peroni and ABI increased goodwill due to changes within deferred tax. As a consequence, this reduced equity attributable to minority interests by US$11 million and US$1 million respectively.

(o) Foreign currency translation
Under UK GAAP, if a derivative instrument had been entered into which was linked to the settlement of a foreign currency asset or liability the exchange rate of the derivative could be used to translate the foreign currency amount.
Under IFRS, the closing rate exchange rate must be used with the derivative effect recognised separately. In addition, exchange differences arising on the translation of IFRS adjustments to net assets, together with differences between IFRS income statement adjustments translated at average and closing rates, are shown as a movement in shareholders' funds.

(p) Prepaid and accrued interest
Under UK GAAP, prepaid interest was included as part of prepayments within debtors and accrued interest was included within accruals and deferred income within creditors.
Under IFRS, prepaid and accrued interest is recognised as part of the borrowings to which it is related. Therefore, prepaid and accrued interest has been reallocated to current and non-current liabilities in the same manner.

(q) Spare parts
Spare parts previously held in inventory under UK GAAP have been reallocated to property, plant and equipment under IFRS where the part is deemed to be a major spare part that will be in use for more than one year when installed.

31. Principal subsidiary and associated undertakings

Principal subsidiary undertakings

The principal subsidiary undertakings of the group as at 31 March were as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2006	2005
Central administration				
SABMiller Holdings Limited	United Kingdom	Holding company	**100%**	100%
SABMiller Finance BV	Netherlands	Holding and finance company	**100%**	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	**100%**	100%
SABMiller Africa and Asia BV	Netherlands	Holding company	**100%**	100%
SABMiller International BV	Netherlands	Trademark owner	**100%**	–
North American operations				
Miller Brewing Company	USA	Brewing	**100%**	100%
Miller Brewing West Limited Partnership	USA	Brewing	**100%**	100%
Miller Brewing East Inc	USA	Brewing	**100%**	100%
Miller Products Company	USA	Intellectual Property/Marketing	**100%**	100%
MBC1 LLC	USA	Brewing	**100%**	100%
MBC2 LLC	USA	Brewing	**100%**	100%
Latin American operations				
Racetrack LLC	USA	Holding company	**100%**	–
Axin y Cia S.C.A.	Colombia	Holding Company	**99%**	–
Bavaria S.A.(3)	Colombia	Brewing/Softdrinks/Water	**97%**	–
Cervecería Leona S.A.	Colombia	Brewing	**98%**	–
Cervecería Union S.A.	Colombia	Brewing	**96%**	–
Unión De Cervecerías Peruanas Backus y Johnston S.A.A.(3) (5)	Peru	Brewing	**93%**	–
Cervecería San Juan S.A.(3) (5)	Peru	Brewing/CSDs/Water	**75%**	–
Compañia Cervecera del Sur del Peru S.A.(3) (5)	Peru	Brewing	**84%**	–
Cervecería Andina S.A.(3)	Ecuador	Brewing	**69%**	–
Compañia De Cervezas Nacionales C.A.(3)	Ecuador	Brewing	**92%**	–
Latin Development Corporation	Panama	Holding company	**97%**	–
Cervecería Nacional S.A.(3)	Panama	Brewing	**89%**	–
Bevco Ltd	British Virgin Islands	Holding company	**100%**	58%
Corporación Cervecera Hondureña S.A.	Honduras	Distribution company	**98%**	58%
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	**98%**	58%
Industrias La Constancia, S.A.	El Salvador	Brewing/CSDs/Water	**100%**	58%
European operations				
SABMiller Europe BV	Netherlands	Holding company	**100%**	100%
S.p.A. Birra Peroni	Italy	Brewing	**100%**	100%
Ursus Breweries S.A.	Romania	Brewing	**99%**	99%
Compania Cervecera de Canarias S.A.	Spain	Brewing	**51%**	51%
Dreher Sörgyárak Rt	Hungary	Brewing	**100%**	100%
Kaluga Brewing Company Limited Responsibility Society	Russia	Brewing	**100%**	100%
Kompania Piwowarska S.A.(1)	Poland	Brewing	**72%**	72%
Pivovar Šariš a.s.(2)	Slovakia	Brewing	**100%**	100%
Plzeňský Prazdroj a.s.	Czech Republic	Brewing	**100%**	97%
Miller Brands (UK) Ltd	United Kingdom	Sales and distribution	**100%**	100%
Pivovar Topvar a.s.(4)	Slovakia	Brewing	**48%**	–

31. Principal subsidiary and associated undertakings continued

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2006	2005
African operations				
SABMiller Africa BV	Netherlands	Holding company	**62%**	62%
SABMiller Botswana BV	Netherlands	Holding company	**62%**	62%
Accra Breweries Ltd(3)	Ghana	Brewing	**43%**	43%
Botswana Breweries Ltd	Botswana	Sorghum brewing	**31%**	31%
Cervejas de Moçambique SARL(3)	Mozambique	Brewing	**49%**	49%
Coca-Cola Bottling Luanda Ltd	Angola	CSDs	**28%**	28%
Coca-Cola Bottling Sud de Angola SARL	Angola	CSDs	**37%**	37%
Chibuku Products Ltd	Malawi	Sorghum brewing	**31%**	31%
Kgalagadi Breweries Ltd	Botswana	Brewing/CSDs	**31%**	31%
Lesotho Brewing Company (Pty) Ltd	Lesotho	Brewing/CSDs	**24%**	24%
National Breweries plc(3)	Zambia	Sorghum brewing	**43%**	43%
Nile Breweries Ltd	Uganda	Brewing	**60%**	59%
Swaziland Brewers Ltd	Swaziland	Brewing	**37%**	37%
Tanzania Breweries Ltd(3)	Tanzania	Brewing	**33%**	33%
Zambian Breweries Ltd(3)	Zambia	Brewing/CSDs	**54%**	54%
Asian operations				
SABMiller Asia BV	Netherlands	Holding company	**100%**	100%
SABMiller India Ltd	India	Holding company	**100%**	–
Skol Breweries India Ltd	India	Brewing	**99%**	–
South African operations				
The South African Breweries Ltd	South Africa	Brewing/CSDs/Holding company	**100%**	100%
The South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	**100%**	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%

(1) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA at 31 March 2006.
(2) Pivovar Šariš a.s. is 100% owned by BBG Austria GmbH, a wholly owned subsidiary of SABMiller Europe BV.
(3) Listed in country of incorporation.
(4) This entity reports its financial results for each 12-month period ending 31 December.
(5) This is based on the effective economic interest.

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

African operations
The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd
SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 10.1% indirect interest (2005: 10.1%) is held via a 16.8% interest (2005: 16.8%) in Sechaba Brewery Holdings Ltd.

Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)
SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Coca-Cola Bottling Luanda SARL (CCBL)
SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

Pivovar Topvar a.s. (Topvar)
SABMiller exercises full control over the company.

32. Principal subsidiary and associated undertakings continued

Principal associated undertakings

The principal associated undertakings of the group as at 31 March are set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2006	2005
African operations				
Delta Corporation Ltd[1] [2]	Zimbabwe	Brewing/CSDs	**22%**	22%
Kenya Breweries Ltd[2] [5]	Kenya	Brewing	**12%**	12%
Société des Brasseries et Glacières Internationales[6]	France	Holding company for subsidiaries principally located in Africa	**20%**	20%
Brasseries Internationales Holding Ltd[6]	Gibraltar	Holding company for subsidiaries principally located in Africa	**20%**	20%
Marocaine d'Investissements et de Services[3] [6]	Morocco	Brewing	**40%**	40%
Société de Boissons de l'Ouest, Algerien[4] [6]	Algeria	CSDs	**40%**	40%
Skikda Bottling Company[4] [6]	Algeria	CSDs	**40%**	40%
Société des Nouvelles Brasseries[4] [6]	Algeria	Brewing	**40%**	40%
Algerienne de Bavaroise[4] [6]	Algeria	Brewing	**25%**	25%
Asian operations				
China Resources Snow Breweries Ltd[6]	British Virgin Islands	Holding company for brewing and bottled water subsidiaries located in China	**49%**	49%
South Africa Operations				
Coca-Cola Canners of Southern Africa (Pty) Ltd[6]	South Africa	Canning of beverages	**32%**	32%
Distell Group Ltd[1] [5]	South Africa	Wines and spirits	**30%**	30%
Hotels and Gaming				
Tsogo Sun Holdings (Pty) Ltd	South Africa	Holding company for Hotels and Gaming operations	**49%**	49%

Notes:

(1) Listed in country of incorporation.

(2) Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.

(3) SABMiller Africa acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. This 25% interest together with its 20% interest in the Castel group's African beverage interests, gives SABMiller an effective participation of 40%, the other 60% is held by the Castel group's Africa beverage interests.

(4) Effective 18 March 2004, SABMiller acquired 25% of the Castel group's holding in these entities. Together with its 20% interest in the Castel group's African beverage interests this gives SABMiller participation on a 40:60 basis with the Castel group.

(5) These entities report their financial results for each 12-month period ending 30 June.

(6) These entities report their financial results for each 12-month period ending 31 December.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa and China Resources Snow Breweries Ltd's principal subsidiaries are in the People's Republic of China.

Statement of directors' responsibilities on the company financial statements

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company for that year. In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State that the financial statements comply with UK GAAP.
- Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the company financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In addition, the Companies Act 1985 requires directors to provide the company's auditors with every opportunity to take whatever steps and undertake whatever inspections the auditors consider to be appropriate for the purpose of enabling them to give their audit report.

The directors, having made appropriate enquiries, confirm that:

- as far as each director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

The directors' responsibilities for publishing the company accounts on the internet are stated on page 58.

Independent auditors' report

to the members of SABMiller plc

We have audited the parent company financial statements of SABMiller plc for the year ended 31 March 2006 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of SABMiller plc for the year ended 31 March 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information that is cross-referred from the Other information section of the Directors' Report. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, as described in the contents, and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
and Registered Auditors
London
5 June 2006

PRICEWATERHOUSECOOPERS

Balance sheet of SABMiller plc

	Notes	2006 US$m	2005* US$m
Fixed assets			
Tangible fixed assets	2	**25**	4
Investments in subsidiary undertakings	3	**11,847**	5,434
		11,872	5,438
Current assets			
Debtors	4	**1,965**	1,448
Derivative financial instruments		**3**	–
Term deposits		**250**	–
Cash at bank and in hand		**1**	1
		2,219	1,449
Creditors – amounts falling due within one year	5	**(523)**	(64)
Net current assets		**1,696**	1,385
Total assets less current liabilities		**13,568**	6,823
Creditors – amounts falling due after more than one year	6	**(2,561)**	(312)
Net assets		**11,007**	6,511
Capital and reserves			
Share capital		**158**	135
Share premium		**6,099**	2,010
Merger relief reserve		**3,395**	3,395
Profit and loss reserve		**1,355**	971
Total shareholders' funds	7	**11,007**	6,511

This balance sheet was approved by the directors on 5 June 2006.
The notes on pages 136 to 141 form part of the financial statements.





Graham Mackay
Chief Executive Officer

Malcolm Wyman
Chief Financial Officer

Advantage has been taken of the provisions of section 230(3) of the Companies Act, 1985, not to produce a separate profit and loss account for SABMiller plc.

* Restated following the adoption of new accounting standards explained in note 1.

Notes to the parent company financial statements

1. Accounting policies
a. Statement of compliance
SABMiller plc (the company) is a public limited company incorporated in Great Britain and registered in England and Wales. The company financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and with accounting standards applicable in the United Kingdom (UK GAAP). A summary of the significant company accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year.

b. Adoption of new accounting standards
The company has adopted the following accounting standards with effect from 1 April 2005:
(i) FRS 20 (Share-based Payment)
(ii) FRS 21 (Events after the Balance Sheet Date)
(iii) FRS 25 (Financial Instruments: Disclose and Presentation)
(iv) FRS 26 (Financial Instruments: Measurement)
Details of the impact of these standards is explained in the notes following.

c. Investments in subsidiary undertakings
These comprise investments in shares and loans that the directors intend to hold on a continuing basis in the company's business. The investments are stated at cost less provisions for impairment. A review for the potential impairment of an investment is carried out if events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Such impairment reviews are performed in accordance with FRS 11.

d. Foreign currencies
The financial statements are presented in US dollars which is the company's functional and presentational currency. Monetary items denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date with the resultant translation differences being included in operating profit, other than those arising on financial liabilities which are recorded within net finance costs.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate of exchange ruling at the date of the transaction.

All other non-monetary items denominated in a foreign currency are translated at the rate of exchange ruling at the balance sheet date. Translation differences on non-monetary items such as equity investments classified as available for sale assets are included in equity.

e. Tangible fixed assets and depreciation
Tangible fixed assets are stated at cost net of accumulated depreciation and impairment losses.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets, depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset, evenly over its expected useful life as follows:

Office equipment	2-30 years
Leasehold land and buildings	Shorter of the lease term or 50 years

The group regularly reviews its depreciation rates to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

The profit or loss on the sale of an asset is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

f. Impairment
In accordance with FRS 11 Impairment of fixed assets and goodwill, fixed assets are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset to its recoverable amount, being the higher of the net realisable value and value in use. The net realisable value is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of fixed assets are written down by any impairment amount, the loss is recognised in the profit and loss account in the period in which it is incurred. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the profit and loss account in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset will only be up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

g. Financial assets and financial liabilities
Financial assets and financial liabilities are initially recorded at fair value (plus any directly attributable transactions costs where applicable). For those financial instruments that are not subsequently held at fair value, the group assesses whether there is any objective evidence of impairment at each balance sheet date.

Financial assets are recognised when the company has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the rights to receive cash flows from the asset have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities of greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Investments in this category are initially recognised at fair value including originating fees and transaction costs, and subsequently measured at amortised cost using the effective interest method less provision for impairment.

(ii) Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other short-term highly liquid investments with original maturities of three months or less. Term deposits with maturities of more than three months are shown as term deposits on the balance sheet.

(iii) Derivative financial assets and financial liabilities

Derivative financial assets and financial liabilities are financial instruments whose value changes in response to an underlying variable, require little or no initial investment and are settled in the future.

These include derivatives embedded in host contracts. Such embedded derivatives need not be accounted for separately if the host contract is already fair valued, if it is not considered as a derivative if it was freestanding, or if it can be demonstrated that it is closely related to the host contract. There are certain currency exemptions which the company has applied to these rules which limit the need to account for certain potential embedded foreign exchange derivatives. These are: if a contract is denominated in the functional currency of either party; where that currency is commonly used in international trade of the good traded; or if it is commonly used for local transactions in an economic environment.

Derivative financial assets and liabilities are analysed between current and non-current assets and liabilities on the face of the balance sheet, depending on when they are expected to mature.

For derivatives that have not been designated to a hedging relationship, all fair value movements are recognised immediately in the income statement. See note (l) for the company's accounting policy on hedge accounting.

(iv) Trade payables

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

Trade payables are analysed between current and non-current liabilities on the face of the balance sheet, depending on when the obligation to settle will be realised.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs and are subsequently stated at amortised cost and include accrued interest and prepaid interest. Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least 12 months from the balance sheet date.

h. Turnover

Turnover represents the net invoice value of goods and services provided to third parties and excludes value added tax. Turnover is recognised when the risks and rewards of ownership are substantially transferred to the customer.

i. Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

j. Dividend distributions

In accordance with FRS 21, dividend distributions to equity holders are recognised as a liability in the financial statements of the company in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when paid. Dividends declared after the balance sheet date are not recognised, as there is no present obligation at the balance sheet date.

k. Share-based compensation

The company operates several equity-settled share-based compensation schemes. These include option plans (with and without non-market performance conditions attached).

In accordance with FRS 20, an expense is recognised to spread the fair value of each award granted after 7 November 2002 over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. This expense is offset by a corresponding adjustment made to equity over the remaining vesting period. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately. The charge is based on the fair value of the award at the date of grant, as calculated by binomial model calculations.

The charge is not reversed if the options have not been exercised because the market value of the shares is lower than the option price at the date of grant.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

l. Hedge accounting

The derivative instruments used by the company, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the company in line with the company's risk management policies. The company also has derivatives embedded in other contracts, primarily cross border foreign currency supply contracts for raw materials.

In accordance with FRS 26, derivatives are initially recorded at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedging relationship.

In order to qualify for hedge accounting, the company is required to document the relationship between the hedged item and the hedging instrument. The company is also required to document and demonstrate that the relationship between the hedged item and the hedging instrument will be highly effective. This effectiveness test is re-performed at each period end to ensure that the hedge has remained and will continue to remain highly effective.

The company designates certain derivatives as hedges of the fair of recognised assets or liabilities or a firm commitment (fair value hedge).

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

(i) Fair value hedges

Fair value hedges comprise derivative financial instruments designated in a hedging relationship to manage the company's interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivative offset the relevant changes in the fair value of the underlying hedged item attributable to the hedged risk in the profit and loss account in the period incurred.

Gains or losses on fair value hedges that are regarded as highly effective are recorded in the profit and loss account together with the gain or loss on the hedged item attributable to the hedged risk.

Where a derivative ceases to meet the criteria of being a hedging instrument or the underlying exposure which it is hedging is sold, matures or is extinguished, hedge accounting is discontinued.

Certain derivative instruments, whilst providing effective economic hedges under the company's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify or have not been designated as hedges are recognised immediately in the profit and loss account. The company does not hold or issue derivative financial instruments for speculative purposes.

m. Operating leases

Rentals paid on operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2. Tangible fixed assets

	Assets in course of construction US$m	Short leasehold land and buildings US$m	Office equipment US$m	Total US$m
Cost				
At 1 April 2004 and 31 March 2005	3	1	–	4
Additions	5	9	9	23
Transfers	(3)	3	–	–
Disposals	–	–	(1)	(1)
At 31 March 2006	**5**	**13**	**8**	**26**
Accumulated depreciation				
At 1 April 2004 and 31 March 2005	–	–	–	–
Depreciation	–	1	1	2
Disposals	–	–	(1)	(1)
At 31 March 2006	**–**	**1**	**–**	**1**
Net book amount				
At 31 March 2005	3	1	–	4
At 31 March 2006	**5**	**12**	**8**	**25**

3. Investment in subsidiary undertakings

	Shares 2006 US$m	Shares 2005 restated US$m
At 1 April	**5,434**	5,431
Adoption of FRS 20	**–**	2
At 1 April (restated)	**5,434**	5,433
Additions	**6,406**	55
Capital contribution relating to share based payments	**7**	4
Disposals	**–**	(25)
Impairment	**–**	(33)
At 31 March	**11,847**	5,434

The investment in subsidiary undertakings is shown as follows:

	2006 US$m	2005 US$m
SABMiller Holdings Ltd[1]	**5,179**	5,179
SAB Ltd[2]	**217**	217
SAB Management Services Ltd[3]	**2**	2
SABMiller (Africa and Asia) Ltd[2]	**30**	30
Miller Brands (UK) Ltd[4]	**14**	–
Racetrack LLC[5]	**5,571**	–
Racetrack Peru LLC[5]	**821**	–
	11,834	5,428
Capital contribution relating to share based payments	**13**	6
	11,847	5,434

Notes:

	Country of incorporation	**Principal activity**
(1)	England	Group holding company
(2)	England	Holding company
(3)	England	Management services to fellow group companies
(4)	England	Sales and distribution company
(5)	United States of America	Holding company

4. Debtors

	2006 US$m	2005 US$m
Amounts owed by group undertakings	**1,943**	1,435
Other debtors	**22**	13
	1,965	1,448

5. Creditors: amounts falling due within one year

	2006 US$m	2005 restated US$m
Unsecured bank loans	**390**	–
Amounts owed to group undertakings	**79**	17
Taxation and social security	**2**	–
Derivative financial liabilities	**1**	–
Other creditors	**6**	32
Payroll-related creditor	**14**	10
Accruals and deferred income	**30**	4
Dividends paid to shareholders	**1**	1
	523	64

6. Creditors: amounts falling due after more than one year

	2006 US$m	2005 US$m
US$300 million 6.625% Guaranteed Notes due 2033[1]	**293**	294
US$2,000 million multi-currency revolving credit facility[1]	**1,944**	–
US$2,400million revolving credit facility[1]	**301**	–
Derivative financial liabilities	**7**	–
Deferred income	**16**	18
	2,561	312

[1] Further information relating to the revolving credit facilities and Guaranteed Notes is detailed in note 20 in the consolidated financial statements of the group.

7. Reconciliation of movements in shareholders' funds

	Share capital US$m	Share premium US$m	Merger relief US$m	Profit and loss reserve US$m	Total US$m
At 1 April 2004 (as previously reported)	127	1,383	3,395	137	5,042
Adoption of FRS 20	–	–	–	2	2
Adoption of FRS 21	–	–	–	269	269
At 1 April 2004 (restated)	127	1,383	3,395	408	5,313
Issue of shares	1	37	–	–	38
Conversion of 4.25% guaranteed convertible bonds	7	590	–	–	597
Profit for the financial year	–	–	–	979	979
Dividends paid	–	–	–	(413)	(413)
Purchase of own shares	–	–	–	(21)	(21)
Equity-settled share incentive plans	–	–	–	14	14
Capital contribution relating to share based payments	–	–	–	4	4
At 31 March 2005	135	2,010	3,395	971	6,511
Adoption of FRS 26 at 1 April 2005	–	–	–	(3)	(3)
Issue of shares	23	4,089	–	–	4,112
Profit for the financial year	–	–	–	898	898
Dividends paid	–	–	–	(520)	(520)
Purchase of own shares	–	–	–	(8)	(8)
Equity-settled share incentive plans	–	–	–	10	10
Capital contribution relating to share based payments	–	–	–	7	7
At 31 March 2006	**158**	**6,099**	**3,395**	**1,355**	**11,007**

Further information relating to the share capital of the company is detailed in note 23 in the consolidated financial statements of the group.

Foreign exchange differences recognised in the profit for the year, except for those arising on financial instruments measured at fair value under FRS 26, were US$4 million. Auditors' remuneration for audit services was US$0.2 million (2005: US$0.2 million).

8. Employee information

Employee costs recognised in the profit and loss during the year were as follows:

	2006 US$m	2005 US$m
Wages and salaries	**36**	30
Share based payments	**10**	14
Social security costs	**8**	6
Other pension costs	**3**	3
	57	53

For further information relating to share based incentive schemes see note 23 in the consolidated financial statements of the group.

The average monthly number of employees for the year are shown on a full-time equivalent basis and includes executive directors:

	2006 Number	2005 Number
Number of employees	**143**	117

9. Other information

Deferred tax assets have not been recognised in respect of the following:

	2006 US$m	2005 US$m
Tax losses	**5**	5
Tax credits	**15**	6
Capital allowances in excess of depreciation	**2**	–
Share based payments	**14**	5
	36	16

	2006 US$m	2005 US$m
Capital expenditure contracted but not provided	**6**	4

For details of guarantees provided by the company see note 27c in the consolidated financial statements.

At 31 March 2006 the company had annual commitments under non-cancellable operating leases as follows:

	2006 US$m	2005 US$m
Land and buildings:		
Between two and five years	**–**	1
After five years	**4**	5
	4	6
Other:		
Between two and five years	**2**	–
	2	–

Five-year financial review

The information included in the five year summary for the years ended 31 March 2002 to 31 March 2004 is as published under UK GAAP and has not been restated to IFRS. The main adjustments in changing to IFRS are as explained in note 31. Also as explained in note 31, IAS32 and IAS39, which deal with financial instruments, are being applied from 1 April 2005 and consequently the figures for the year ended 31 March 2005 do not reflect the impact of those standards.

	IFRS 2006 US$m	IFRS 2005 US$m	UK GAAP 2005 US$m	UK GAAP 2004 US$m	UK GAAP 2003[1] US$m	UK GAAP 2002 US$m
Income statements						
Revenue (including associates' share)	**17,081**	14,543	14,543	12,645	8,984	4,364
Revenue (excluding associates' share)	**15,307**	12,901	12,901	11,366	8,167	3,717
Operating profit	**2,575**	2,547	2,104	1,383	803	619
Net finance costs	**(299)**	(143)	(143)	(152)	(142)	(83)
Share of associates' post-tax results[2]	**177**	148	159	115	79	49
Taxation	**(779)**	(823)	(776)	(534)	(319)	(187)
Minority interests	**(234)**	(208)	(203)	(167)	(125)	(105)
Profit for the year	**1,440**	1,521	1,141	645	296	293
Adjusted earnings	**1,497**	1,224	1,251	925	581	350
Balance sheets						
Non-current assets	**23,951**	12,869	12,287	11,483	10,431	4,758
Current assets	**2,825**	2,778	2,941	2,316	1,819	933
Total assets	**26,776**	15,647	15,228	13,799	12,250	5,691
Derivative financial instruments	**(178)**	–	–	–	–	–
Borrowings	**(7,582)**	(3,340)	(3,339)	(3,707)	(3,523)	(1,535)
Other liabilities and provisions	**(5,417)**	(3,552)	(3,586)	(3,108)	(2,377)	(1,102)
Total liabilities	**(13,177)**	(6,892)	(6,925)	(6,815)	(5,900)	(2,637)
Net assets	**13,599**	8,755	8,303	6,984	6,350	3,054
Total shareholders' equity	**13,045**	8,077	7,665	6,165	5,572	2,309
Minority interests in equity	**554**	678	638	819	778	745
Total equity	**13,599**	8,755	8,303	6,984	6,350	3,054
Cash flow statements						
EBITDA	**3,348**	2,736	2,740	2,185	1,483	904
Net working capital movements	**(57)**	56	52	107	85	71
Net cash generated from operations	**3,291**	2,792	2,792	2,292	1,568	975
Net interest paid (net of dividends received)	**(248)**	(79)	(79)	(132)	(101)	(62)
Tax paid	**(869)**	(625)	(625)	(456)	(286)	(179)
Net cash inflow from operating activities	**2,174**	2,088	2,088	1,704	1,181	734
Net capital expenditure	**(984)**	(738)	(738)	(549)	(429)	(250)
Net investments	**(2)**	456	456	(211)	(6)	(49)
Net acquisition of subsidiaries and associates	**(2,644)**	(897)	(897)	(515)	(54)	(768)
Net cash inflow before financing and dividends	**(1,456)**	909	909	429	692	(333)
Management of liquid resources (UK GAAP only)	**-**	–	(658)	(16)	44	19
Net cash inflow/(outflow) from financing	**1,733**	(271)	(272)	(142)	(285)	603
Dividends paid	**(520)**	(412)	(412)	(309)	(203)	(173)
Effect of exchange rates	**11**	(56)	–	–	–	-
(Decrease)/increase in cash and cash equivalents	**(232)**	170	(433)	(38)	248	116
Per share information *(US cents per share)*						
Basic earnings per share	**105.0**	125.5	94.1	54.1	27.5	40.7
Diluted earnings per share	**104.3**	121.2	91.1	53.0	27.4	40.3
Adjusted basic earnings per share	**109.1**	101.0	103.2	77.6	54.0	48.7
Net asset value per share	**828.1**	599.9	569.2	484.4	438.3	274.6
Total number of shares in issue *(million)*	**1,575.2**	1,346.5	1,346.5	1,272.7	1,271.2	840.9
Other operating and financial statistics						
Return on equity *(%)*	**11.5**	15.2	16.3	15.0	10.4	15.2
EBITA margin *(%)*	**17.2**	16.4	14.0	12.2	11.1	16.1
Cash operating margin *(%)*	**21.9**	21.2	21.2	19.3	18.4	24.3
PBIT interest cover	**9.2**	14.2	12.2	8.2	6.1	7.2
Total borrowings to total assets *(%)*	**28.3**	21.3	21.9	26.9	28.8	27.0
Cash flow to total borrowings *(%)*	**43.4**	83.6	83.6	61.8	44.5	63.5
Revenue per employee *(US$000s)*	**284.7**	315.5	315.5	287.2	192.6	111.9
Average monthly number of employees	**53,772**	40,892	40,892	39,571	42,402	33,230

[1]2003 figures have been restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G and UITF 38. Earlier years have not been restated. There was no restatement required for revenue for the transition to IFRS.
[2]UK GAAP information for share of associates' results has been presented on the same basis as IFRS for ease of comparability.

	IFRS 2006 US$m	IFRS 2005 US$m	UK GAAP 2005 US$m	UK GAAP 2004 US$m	UK GAAP 2003[1] US$m	UK GAAP 2002 US$m
Revenue (including share of associates)						
North America	**4,912**	4,892	4,892	4,778	3,408	–
Latin America	**2,165**	521	521	531	514	186
Europe	**3,258**	2,909	2,909	2,420	1,583	1,280
Africa and Asia	**2,221**	1,937	1,937	1,555	1,209	946
South Africa:						
– Beverages	**4,204**	3,995	3,995	3,135	2,058	1,788
– Hotels and Gaming	**321**	289	289	226	212	164
	17,081	14,543	14,543	12,645	8,984	4,364
Operating profit (excluding share of associates)						
North America	**454**	487	261	189	75	–
Latin America	**387**	90	48	31	10	7
Europe	**567**	482	419	327	239	168
Africa and Asia	**257**	249	242	187	140	111
South Africa:						
– Beverages	**1,011**	906	908	672	432	363
– Hotels and Gaming	**–**	–	–	–	21	13
Corporate	**(86)**	(82)	(85)	(57)	(44)	(35)
Group – excluding exceptional items	**2,590**	2,132	1,793	1,349	873	627
Exceptional items						
North America	**–**	111	7	(14)	(58)	–
Latin America	**(11)**	–	–	(6)	(12)	–
Europe	**–**	(51)	(51)	(6)	–	(8)
Africa and Asia	**–**	103	103	–	–	–
South Africa: Beverages	**–**	–	–	13	–	–
Corporate	**(4)**	252	252	47	–	–
Group – including exceptional items	**2,575**	2,547	2,104	1,383	803	619
EBITA						
North America	**454**	487	497	424	250	–
Latin America	**436**	90	91	76	56	22
Europe	**569**	482	483	383	275	198
Africa and Asia	**422**	383	384	306	233	171
South Africa:						
– Beverages	**1,062**	956	958	708	458	382
– Hotels and Gaming	**84**	73	81	53	42	28
Corporate	**(86)**	(82)	(85)	(57)	(44)	(35)
Group	**2,941**	2,389	2,409	1,893	1,270	766

[1] 2003 turnover restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G. Earlier years have not been restated. There was no restatement required for revenue for the transition to IFRS.

Definitions

An explanation of some of the terms and abbreviations used in this annual report is shown below.

Financial definitions

Adjusted earnings
Adjusting earnings are calculated by adjusting headline earnings by adding back exceptional trading losses and deducting exceptional trading gains.

Adjusted profit before tax (Clean PBT)
This is defined as profit before tax and exceptional items and includes the share of post tax results of associates (before exceptional items).

Cash operating margin (%)
This is calculated on a pre-exceptional basis, by expressing EBITDA as a percentage of revenue (excluding share of associates' revenue).

Cash operating return (%)
This is calculated on a pre-exceptional basis, by expressing the *sum of EBITDA and cash dividends received from associates* and other investments, as a percentage of net operating assets, adjusted for cumulative goodwill eliminated against shareholders' funds (previously under UK GAAP) and accumulated depreciation and amortisation.

EBITA
This comprises operating profit before exceptional items, amortisation of intangible assets (excluding software) and includes the group's share of associates' operating profit on a similar basis.

EBITA margin (%)
This is calculated by expressing EBITA as a percentage of group revenue (including share of associates' revenue).

EBITDA
This comprises the net cash generated from operations before working capital movements.

Effective tax rate (%)
This is calculated by expressing total taxation (including share of associates' tax), excluding tax on exceptional items (both group and share of associates') and tax on amortisation of intangible assets (excluding software), as a percentage of profit before tax, exceptional items and amortisation of intangible assets (excluding software) and including share of operating profit of associates including share of interest (before tax, minority interest and exceptional items).

Net asset value per share
This is calculated by expressing shareholders' funds as a percentage of the closing number of shares in issue.

Net interest cover
This is the ratio of profit before interest, taxation and exceptional items (EBIT) to net financing costs before exceptional items.

Operating free cash flow
This comprises net cash from operating activities less cash paid for the purchase of property, plant and equipment and intangible assets.

Return on equity (%)
This is calculated by expressing adjusted earnings as a percentage of total shareholders' equity.

Non-financial definitions

ACNielsen
ACNielsen is a leading global provider of marketing research information. Its principal clients are retailers and manufacturers of fast moving consumer goods (FMCGs).

BEE
The Broad Based Black Economic Empowerment Act has been created by the government in South Africa to help redress the imbalances in South African society created by apartheid. The empowerment process has been identified as being crucial to the future viability of the country's economy.

CSD
Carbonated soft drinks such as Coca-Cola, Fanta, etc.

Channel marketing
Channel marketing is a term used to describe the focus of sales and marketing effort of a brand on a particular style outlet and towards a specifically identified type of customer.

Combined Code
The Combined Code on Corporate Governance, published by the UK Financial Reporting Council.

DMA
Defined Market Areas, a collective term used by the Miller Brewing Company to describe its 61 differentiated markets in the USA.

Economy segment
Taking an index where the bulk of the market volume is at a price index of 100, the economy sector would index at around 85. Normally, all brands in this segment will be local brands. In the beer market, the economy segment is usually dominated by local brands.

FAB
Flavoured alcoholic beverage. A ready-mixed alcoholic drink, often containing some form of fruit flavouring. 'FAB' also stands for fruit alcohol beverage which specifically refers to a ready-mixed alcoholic drink containing fruit flavouring as opposed to non-fruit flavouring such as caramel.

FMB
Flavoured malt beverage. A ready-mixed alcoholic drink specifically derived from a malt base, often containing some form of fruit flavouring.

Mainstream segment
Mainstream represents the group of brands that constitute the bulk of the market volume at a price index of 100. Key to this group is the leading volume brand in any market. Mainstream brands tend to be local.

Model Code
The securities dealing code contained in the Listing Rules of the UK Listing Authority.

Organic growth
Refers to a company's growth rate, excluding any growth from takeovers, acquisitions or mergers.

PET
PET is short for polyethylene terephthalate, a form of plastic which is used for bottling alcoholic and non-alcoholic drinks.

Premium segment
Premium segment is an alternative term for the worthmore segment.

STRATE

STRATE stands for Share Transactions Totally Electronic and is an unlisted company owned by JSE Limited and Central Securities Depository Participants (CSDP) and exists to allow share transactions in South Africa to be settled electronically.

Worthmore segment

The worthmore segment is dominated by international brands. They are brands which consumers perceive to offer greater value than mainstream brands and for which they are willing to pay a premium. Mainstream brands are priced at about a price index of 100 and worthmore brands index at around 120 and above. As a result, the worthmore segment, although small in volume terms, often generates a disproportionate level of profit, when compared to the mainstream and economy segments.

Ordinary shareholding analyses

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2006:

	Number of shareholders	Percentage of share capital
Portfolio size		
1–1,000	19,603	0.44
1,001–10,000	6,271	1.25
10,001–100,000	1,408	3.21
100,001–1,000,000	542	11.18
1,000,001 and over	140	83.92
	27,964	100.00
Category		
Banks	191	2.51
Endowment Funds	403	0.18
Individuals	19,364	1.49
Insurance Companies	90	1.57
Investment Companies	56	2.79
Medical Aid Schemes	27	0.06
Mutual Funds	298	2.78
Nominees & Trusts	5,742	47.67
Pension Funds	576	11.37
Other Corporate Entities	1,217	29.58
	27,964	100.00

According to information received by the directors, shareholders beneficially holding, directly or indirectly, at 31 March 2006 and 12 May 2006 respectively, in excess of 3% of the share capital having normal voting rights are those recorded in the table below. Also included in the table are certain shareholdings below the 3% threshold, where the shareholdings are significantly changed from prior years.

	12 May 2006 %	**31 March 2006 %**
ABSA Nominees (Pty) Ltd	2.4	**2.3**
Altria Group, Inc	28.7	**28.7**
Barclays plc	2.8	**3.2**
BevCo LLC	15.0	**15.0**
Nedcor Bank Nominees (Pty) Ltd	1.0	**1.2**
Old Mutual Life Assurance Co. SA & subsidiaries	2.1	**2.2**
Public Investment Corporation	6.2	**6.2**
South African Life Assurance Limited & subsidiaries (Sanlam)	2.8	**2.8**
Standard Bank Nominees (Tvl) (Pty) Limited	5.6	**5.8**

Certain of the major shareholders' shareholdings were partially included in the nominee company totals as given and have been excluded from these totals. No other beneficial nominee holders are entitled to shares exceeding 3% of the issued share capital.

Shareholders' diary

Financial reporting calendar and annual general meeting

Annual general meeting	July
Announcement of interim results, for half-year to September	November
Preliminary announcement of annual results	May
In accordance with the Model Code, restraints on trading in group securities operate for two-month periods prior to release of interim and preliminary results announcements until noon on the day of publication of these announcements.	
Annual financial statements published	June

Dividends	**Declared**	**Paid**
Ordinary:		
Interim	November	Late December
Final	May	August

STRATE

Dealings and settlements on JSE Limited (JSE) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Computershare Johannesburg or their professional adviser regarding the options available to enable them to do so through the STRATE system.

Administration

SABMiller plc
(Registration No. 3528416)

Company secretary
AOC Tonkinson

Registered office
SABMiller House
Church Street West
Woking
Surrey
England
GU21 6HS
Telefax +44 1483 264103
Telephone +44 1483 264000

Head office
One Stanhope Gate
London
England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet address
http://www.sabmiller.com

Investor relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

Corporate accountability
corporate.accountability@sabmiller.com

Independent auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London
England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

Registrar (South Africa)
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown
2107
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR depositary
The Bank of New York
ADR Department
101 Barclay Street
New York
NY 10286
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet http://www.bankofny.com
Toll free +1 888 269 2377
(USA and Canada only)

The paper used in the report is manufactured in a mill with full ISO9001 and ISO14001 certification. All paper fibres come from forests certified as 'well managed' by the PEFC scheme.

For more information please visit our website at **www.sabmiller.com**